


BUILT TO LAST

2022 ANNUAL REPORT AND 2023 PROXY STATEMENT



FINANCIAL HIGHLIGHTS

	2018	2019	2020	2021	2022
FUEL METRICS					
Total retail gallons sold (in billions)	4.232	4.374	3.901	4.352	4.752
Retail fuel gallons sold (per store month)	244,033	248,258	219,520	229,404	244,582
Total fuel contribution (cents per gallon)	16.2	16.1	25.2	26.3	34.3
MERCHANDISE METRICS					
Total merchandise sales ($ billions)	$ 2.423	$ 2.620	$ 2.955	$ 3.678	$ 3.903
Total merchandise margin dollars (per store month)	$ 23,086	$ 23,798	$ 25,850	$ 35,607	$ 38,025
Merchandise unit margins (%)	16.5%	16.0%	15.6%	19.1%	19.7%
Non-tobacco margin dollars (per store month)	$ 9,615	$ 9,753	$ 10,159	$ 19,218	$ 21,055
Total non-tobacco unit margins (%)	24.4%	23.4%	22.0%	28.5%	29.4%
FINANCIAL METRICS ($ MILLIONS)					
Net income from continuing operations	$ 213.6	$ 154.8	$ 386.1	$ 396.9	$ 672.9
Adjusted EBITDA[1]	$ 411.8	$ 422.6	$ 722.7	$ 828.0	$ 1,190.9
Cash and cash equivalents	$ 184.5	$ 280.3	$ 163.6	$ 256.4	$ 60.5
Capital spending	$ 193.8	$ 214.6	$ 227.1	$ 277.5	$ 305.8
Long-term debt	$ 842.1	$ 999.3	$ 951.2	$ 1,800.1	$ 1,791.9
Market capitalization	$ 2,472.5	$ 3,563.8	$ 3,566.0	$ 4,968.1	$ 6,080.0
Ending share price ($ per share)	$ 76.64	$ 117.00	$ 130.87	$ 199.24	$ 279.54

Murphy USA Stock Performance
Indexed from December 31, 2017 to December 31, 2022
Based on Ending Price of Each Period

MURPHY USA INC.　S&P 500 INDEX　S&P Retail Select Index



Total Shareholder Return, Annualized
From December 31, 2019 to December 31, 2022
Based on 10-Day Average Price at End of Each Period



[1] Please refer to the reconciliation in Appendix A of the Notice of 2023 Annual Meeting of Stockholders and Proxy Statement included herein.

Letter To Shareholders – Built To Last



Ten years ago, Murphy USA was busy preparing itself to be spun off as a stand-alone public company. Rather than penning an annual letter to our shareholders, my thoughts as a new CEO were focused instead on articulating in our formation documents the underlying strengths that would underpin our strategy: to win with customers; to engage our team members and other stakeholders on our journey; and, importantly, to build confidence and ultimately trust with our future shareholders. While strategy is nuanced, with one foot grounded in the reality of the present and another in aspirations for the future, the focus then was—and continues to be now—about building a sustainable strategy for the long term, where we truly have the right to win and where the coherent elements of our strategy reinforce each other in a manner that builds and reinforces a competitive advantage. In short, building a strategy to endure; a strategy that is built to last.

Our starting point was just that, a new point in time to be measured against down the road, under the added scrutiny of being a public company. Our work had just begun, leveraging what had been built before us, with new tactics and initiatives to achieve our ultimate potential yet to be defined. Our future: uncertain, given the challenging market and competitive dynamics that have resulted in significant industry consolidation. To be sure, within the first four years of our spin, half our publicly-traded c-store peers were sold to larger firms whose core strategy focused on consolidation.

Ten years later, Murphy USA's differentiated strategy has stood the test of time. While no one could have predicted all the challenges that came before us as a company, as leaders and members of communities, it is clear we have built a business that has thrived through a variety of economic cycles, including a global pandemic and, most recently, high inflation. Continuing the track record since our spin, 2022 results clearly demonstrate the improvements we have made to the business and the sustaining benefits of our advantaged model.

While we don't have a crystal ball to guide us for the next decade, we have something even more valuable—the clarity of the five key elements of our business strategy that have served us well since 2013 and will continue to differentiate Murphy USA in the future. We prioritized organic growth, adding over 500 stores to the network since 2012 and rebuilding 177 legacy kiosks. We diversified our merchandise mix to grow merchandise contribution while enhancing our low-cost operating model, which together lowered our fuel breakeven requirement, resulting in higher per store

profitability and a more competitive business. Given our low cost position, we created advantage from fuel market volatility, growing fuel contribution dollars significantly, to more than $1.6 billion in 2022, gaining leverage from improvements in the execution of our unique supply and every-day low price positions.

These elements are further reinforced through our mindset and focus on investing for the long-term, which underpinned our store growth, network evolution, productivity improvements, expanded capabilities, and enhanced employee engagement and customer satisfaction. Significant capability investments like Murphy Drive Rewards continue to extend our differentiated positioning with consumers on our core merchandise offer while the QuickChek acquisition significantly enhances our food and beverage capabilities and introduced a new advantaged format for growth. Taken together, the cumulative investments over the past decade improved our relative position on the industry supply curve as costs for the broader industry rose, increasing our competitiveness and ability to appeal to more and more value-conscious consumers, while capturing disproportionate benefits from the structural shift in industry fuel margins.

In addition to what we accomplished, I am even more proud of how we achieved these results. Our enduring business strategy is grounded in five sustainability pillars which continue to be reinforced and set Murphy USA apart: Affordable, Responsible, Engaged, Committed and Aligned. Affordability matters to our customers, more than ever before. We cannot continue to serve our customers without building trust through responsible retailing practices and engaging our workforce of around 15,000 team members who distinctly embody the Murphy USA spirit and represent the communities we serve. As our business results have improved, so too has our commitment to support others, as demonstrated by our $25 million donation to the Murphy USA Foundation, that supports local communities with an emphasis on South Arkansas, and through our ongoing national partnership with the Boys and Girls Club of America.

Our approach to business strategy and sustainability addresses our key stakeholders while building trust and alignment with investors. Perhaps the most tangible outcome for investors is represented by our total shareholder return of 620% since spin through year-end 2022. As a result of our balanced 50/50 capital allocation strategy showcasing steady unit growth with consistent and opportunistic share repurchase, we grew our store count by nearly 50%, and repurchased

more than 50% of our original shares outstanding, including over $800 million in 2022. We are proud of these milestone achievements that created significant shareholder value for our long-term investors.

Looking forward, we are poised to continue delivering exceptional results and making investments we believe better prepare the company to compete and win, in 2023 and beyond. First, we are preparing for more new store growth, building better stores in strong markets, and could grow the network by another 500 high-performing stores over the next decade, providing material contributions to our future earnings potential. Second, we will remain focused on improving same store productivity, increasing efficiency across all aspects of the business, and maintaining an ultra-low cost structure which supports our everyday low price strategy. This includes a comprehensive set of new investments that will help extend and ultimately widen our competitive advantage in the industry, including Digital Transformation which will help evolve the reach and effectiveness of our loyalty platforms and data analytics capabilities, and the In-Store Experience, which involves a comprehensive redesign of the inside of new and existing Murphy stores, representing a fundamentally different experience for our customer that will better showcase the breadth and accessibility of our product offering. Third, we will continue our track record of disciplined capital allocation through shareholder friendly distributions.

While a lot has changed in the past ten years, our relentless focus to win at our game the right way remains the same. We will continue to adapt and evolve, while staying true to the needs of our customers and stakeholders. Change is inevitable. Success isn't guaranteed. Even the rules of the game aren't certain. However, we are confident in Murphy USA's enduring strategy and ability to win in any host of future scenarios. We are, Built to Last!

R. Andrew Clyde
President and Chief Executive Officer



■ Murphy USA Markets
■ QuickChek Markets

1.

| STRATEGY | GROW ORGANICALLY |

Building new stores in attractive markets remains Murphy USA's top priority for growth. Our commitment to organic growth since our 2013 spin has helped enhance the quality and attractiveness of our network, improve the customer experience, and further diversify our merchandise mix.

In 2022, 36 new-to-industry stores were added, growing the network by about 2%. We added 34 new 2,800 square-foot Murphy branded stores, two new 5,400+ square-foot QuickChek stores, while closing three older QuickChek stores without a fuel offer. With a multi-year development pipeline in place, we plan to build up to 45 new stores in 2023, including up to five new QuickChek locations.

Complementing new store growth is our raze and rebuild program, which replaces high-performing kiosks near Walmart Supercenters with 1,400 square-foot walk-in stores with a broader merchandise assortment. In converting 177 kiosks since 2013, the network has evolved from nearly 70% kiosks to less than 40% in 2022. We plan to continue improving the network with up to 30 raze and rebuilds in 2023. In addition, our relationship with Walmart continues through Murphy's participation in Walmart+ which provides additional value in the form of fuel discounts to our shared customer base.

Growth of Murphy Retail Stores
Murphy USA, Murphy Express, and QuickChek Locations

- ■ MURPHY EXPRESS
- ■ MURPHY USA
- ■ QUICKCHEK



Raze & Rebuilds by Year



WE PLAN TO BUILD UP TO 45 NEW STORES IN 2023 AND REPLACE UP TO 30 KIOSKS WITH SMALL WALK-IN STORES

2.

STRATEGY | **DIVERSIFY MERCHANDISE MIX**

The strategic acquisition of QuickChek in 2021 continues to generate synergies for the enterprise while upgrading our food and beverage capabilities, increasing our exposure to higher-margin growth opportunities, and improving the quality and sustainability of our future earnings.

Accordingly, per-store non-tobacco margin contribution grew 10% in 2022 to $21.1K, driven by a 9% increase in food and beverage contribution dollars. Importantly, higher margin non-tobacco categories now constitute 56% of total merchandise contribution dollars, which combined with continued share gains in tobacco, led to total margin contribution growth of 9.3%. As a result, total merchandise unit margins expanded by 60 basis points to 19.7%.

To sustain this momentum, several initiatives have been launched to drive future productivity improvements, including the evolution of our loyalty platform and data analytics capabilities and the redesign of Murphy branded stores to improve the customer's in-store experience.

Merchandise Margin
$K Average Per Store Month



*2019 - 2022 totals reflect the impact of MDR discounts and deferrals

Merchandise Unit Margin %



	2018	2019	2020	2021	2022	Y-O-Y Change
Merchandise Sales ($ in millions)	2,423	2,620	2,955	3,678	3,903	6.1%
Merchandise GM ($ in millions)	400	419	459	702	767	9.3%

Note: 2021 figures include 11 months of QuickChek; 2022 figures include a full-year of QuickChek

3.

| STRATEGY | SUSTAIN COST LEADERSHIP |

Store Operating Expenses Versus Industry Average
Store Operating Expenses,* $K Average Per Store Month

■ MURPHY USA   ■ QUICKCHEK IMPACT   ■ INDUSTRY**



*Store Operating Expense excludes SG&A, Field Admin cost and payment fees.
**2022 Industry Store Operating Expense data not yet available, NACS store set differs from PY.

Coverage Ratio*



*Merchandise Margin/Store Operating Expense
plus allocated G&A and other expenses

Note: 2021 figures include 11 months of QuickChek; 2022 figures include a full-year of QuickChek

Affordability matters to more and more customers as high prices take their toll. To successfully execute our everyday low-price strategy, we must carefully control the inflationary impacts on our business and maintain a low-cost structure.

While the addition of larger QuickChek and Murphy stores to the network come with higher costs per store, our low-cost structure remains advantaged relative to the industry average. Importantly, the coverage ratio, which measures merchandise margin over and above store operating expense, reflects that strong merchandise performance at Murphy and QuickChek offset much of the higher costs to serve our customers, especially as a higher number of new larger stores ramp up.

In 2022, we experienced a 10% increase in our per-store operating expenses, which reflected broader inflationary pressures and included a one-time appreciation bonus for our employees. While not immune to cost pressures, our relative position in the industry allows Murphy USA to be more competitive as weaker retailers pass on higher costs through higher prices.

WE BELIEVE OUR LOW-COST STRUCTURE RELATIVE TO THE INDUSTRY AVERAGE CONTINUES TO BE A COMPETITIVE ADVANTAGE



4.

STRATEGY | CREATE ADVANTAGE FROM MARKET VOLATILITY

Fuel margins continue to increase as post-Covid and inflationary pressures force weaker retailers to make up their loss in profitability from higher costs and lower volumes. With an advantaged cost structure and EDLP position, Murphy and QuickChek stores are well positioned to gain market share profitably.

In 2022, price volatility increased significantly, exacerbated by geopolitical factors, and the resulting uncertainty continued to exert pressure across segments of the industry. Coupled with a significant fall-off in product prices during the third quarter, total fuel margins were exceptionally strong in 2022, climbing to 34.3 cents per gallon.

The robust margin environment, coupled with our low-cost fuel supply advantage, allowed us to further discount prices, helping to attract new customers and grow market share, resulting in 6.6% per-store volume growth in 2022. These share gains, along with 4.7 cents per gallon of contribution from our product supply and wholesale positions, resulted in a record $1.6 billion of total fuel contribution.

TOTAL FUEL MARGINS WERE EXCEPTIONALLY STRONG IN 2022, CLIMBING TO 34.3 CENTS PER GALLON

Total Fuel Margin
(cents per gallon)*

- ■ PRODUCT SUPPLY AND WHOLESALE + RINS
- ■ RETAIL



*Cents per gallon based on retail volumes, before corporate overhead

Total Fuel Contribution
(in millions)

- ■ PRODUCT SUPPLY AND WHOLESALE + RINS
- ■ RETAIL



Note: 2021 figures include 11 months of QuickChek; 2022 figures include a full-year of QuickChek



5.

<table>
<tr><td>STRATEGY</td><td>INVEST FOR THE LONG TERM</td></tr>
</table>

Since our spin, Murphy USA has maintained a disciplined and return-focused approach to capital allocation, balancing new store growth with meaningful share repurchase, resulting in higher earnings per share over time.

We are dedicated to optimizing our returns on invested capital, working relentlessly to improve returns at the store-level and opportunistically utilizing excess free cash flow to repurchase our shares, creating enduring benefits for long-term shareholders. In 2022, we completed nearly $800M of share repurchases, which has helped reduce our share count more than 50% since spin.

In addition to store growth and share repurchase, we began in 2020 to return capital to shareholders in a more ratable manner through a quarterly dividend, which has grown from $0.25 per share to $0.37 per share in the first quarter of 2023, or a 48% increase since inception.

Annual Capital Expenditures
(in millions)



Earnings Per Share
Income from Continuing Operations—Diluted



Total Shares Outstanding
Fiscal Year End Since Spinoff
(in millions)



Note: 2021 figures include 11 months of QuickChek; 2022 figures include a full-year of QuickChek

SUSTAINABLE GROWTH UNDERPINNED BY FIVE PILLARS

At Murphy USA, our strategy is reinforced by the resiliency and sustainability of our business and is anchored by five pillars connecting our business strategy to our foundation as an affordable, responsible retailer. Every day we endeavor to serve our customers and earn their trust through our actions. Our business is dependent on the enthusiasm of our engaged associates and a commitment to the communities we serve in order to remain aligned with all our stakeholders, including our investors.

We know an effective and impactful ESG program will evolve and change over time. We are continuing our ESG journey in 2023 with updated metrics and additional disclosures through a Summary Report expected later this year. This summary report represents a continued evolution of our progress in preserving the sustainability of our business strategy and other important ESG topics. We plan to report our 2022 Scope 1 and Scope 2 greenhouse gas emissions (GHG), along with continued disclosure of our EEO-1 report on our website.

For more information about our ESG program, please visit our website, https://ir.corporate.murphyusa.com.

AFFORDABLE
Serve customers with everyday low prices for the fuels, merchandise and food and beverage products they need

RESPONSIBLE
Build trust with consumers, regulators and partners by exceeding expectations in areas including data protection, age verification, and safety

ENGAGED
Empower our people through an inclusive and diverse culture, competitive total rewards programs, and fulfilling career opportunities

COMMITTED
Invest our resources to strengthen the communities we serve and their environment

ALIGNED
Ensure our credibility with investors through strong business ethics, good corporate governance and effective capital allocation



Notice of 2023 Annual Meeting of Stockholders and Proxy Statement

YOUR VOTE IS IMPORTANT

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DEAR STOCKHOLDER:

The Board of Directors and management cordially invite you to attend Murphy USA's Annual Meeting of Stockholders to be held at 8:00 a.m., Central Time, on Thursday, May 4, 2023 at Murphy USA's corporate headquarters, 200 East Peach Street, El Dorado, Arkansas 71730. The formal notice of the Annual Meeting of Stockholders and Proxy Statement follow.

Whether or not you attend the Annual Meeting, it is important that your shares are represented and voted before or at the meeting. Therefore, we urge you to vote promptly and submit your proxy via the internet, by phone, or by signing, dating, and returning the enclosed proxy card. If you attend the Annual Meeting, you can vote in person, even if you have previously submitted your proxy.

ON BEHALF OF THE BOARD OF DIRECTORS, WE WOULD LIKE TO EXPRESS OUR APPRECIATION FOR YOUR INVESTMENT IN MURPHY USA.

Sincerely,

R. Madison Murphy

R. Madison Murphy
Chairman of the Board of Directors
Murphy USA Inc.
March 23, 2023

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NOTICE OF ANNUAL MEETING

DATE AND TIME	LOCATION	RECORD DATE
Thursday, May 4, 2023	**Murphy USA Headquarters**	**Record Date**
8:00 a.m. Central Time	**200 East Peach Street**	The close of business
	El Dorado, Arkansas 71730	March 7, 2023

The Annual Meeting of Stockholders of Murphy USA Inc. (the "Company") will be held at Murphy USA's corporate headquarters, 200 East Peach Street, El Dorado, Arkansas 71730, on Thursday, May 4, 2023, at 8:00 a.m., Central Time, for the following purposes:

1. Election of three Class I directors whose current terms expire on the date of the 2023 Annual Meeting;

2. Ratification of the action of the Audit Committee of the Board of Directors in appointing KPMG LLP as the Company's independent registered public accounting firm for fiscal 2023;

3. Approval of executive compensation on an advisory, non-binding basis;

4. Approval of the Murphy USA Inc. 2023 Omnibus Incentive Plan; and

5. Such other business as may properly come before the meeting.

Only stockholders of record at the close of business on March 7, 2023, the record date fixed by the Board of Directors of the Company, will be entitled to notice of and to vote at the meeting. A list of all stockholders entitled to vote is on file at the office of the Company, 200 East Peach Street, El Dorado, Arkansas 71730.

Cast Your Vote Right Away

It is very important that you vote. Please cast your vote right away on all of the proposals listed above to ensure that your shares are represented. For specific instructions on how to vote your shares, please refer to the instructions on the Notice of Internet Availability of Proxy Materials ("Notice") you received in the mail or, if you requested to receive printed proxy materials, on your enclosed proxy card or voting instruction form.

Notice and Access

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Stockholder Meeting To Be Held on May 4, 2023:

This Notice of the 2023 Annual Meeting, the 2023 Proxy Statement and *the 2022 Annual Report on Form 10-K* are available, free of charge, at *www.proxyvote.com.*

This year, we will be furnishing proxy materials over the internet to a number of our stockholders under the U.S. Securities and Exchange Commission's ("SEC") notice and access rules. Many of our stockholders will receive the Notice in the mail instead of a paper copy of this Proxy Statement, a proxy card or voting instruction card and our 2022 Annual Report. We believe that this process will reduce the environmental impact of our Annual Meeting as well as reduce the costs of printing and distributing our proxy materials. The Notice will instruct you as to how you may access and review all of the proxy materials on the internet.

All stockholders who do not receive the Notice will receive a paper copy of the proxy materials and our 2022 Annual Report by mail, unless they have previously elected to receive proxy materials by email. We remind stockholders who receive the Notice that the Notice is not itself a proxy card and should not be returned with voting instructions. The Notice only presents an overview of the more complete proxy materials. Stockholders should review the proxy materials before voting.

The Notice contains instructions on how to access our proxy materials and vote over the internet at *www.proxyvote.com* and how stockholders may receive a paper copy of our proxy materials, including this Proxy Statement, a proxy card or voting instruction card and our 2022 Annual Report. At *www.proxyvote.com*, stockholders may also request to receive future proxy materials in printed form by mail or electronically by email.

By the Order of the Board of Directors.



Gregory L. Smith
Vice President, General Counsel
and Corporate Secretary

El Dorado, Arkansas
March 23, 2023

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TABLE OF CONTENTS



This Proxy Statement is issued by Murphy USA Inc. In connection with the 2023 Annual Meeting of Stockholders scheduled for May 4, 2023. This Proxy Statement and accompanying proxy card are first being made available to stockholders on or about March 23, 2023.

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PROXY STATEMENT

Solicitation

The solicitation of the enclosed proxy is made on behalf of the Board of Directors of Murphy USA Inc. (the "Board") for use at the Annual Meeting of Stockholders to be held on May 4, 2023 and Murphy USA will bear the cost of this solicitation of proxies. It is expected that the Notice will be mailed to stockholders beginning on or about March 23, 2023.

The complete mailing address of the Company's principal executive office is 200 East Peach Street, El Dorado, Arkansas 71730.

References in this Proxy Statement to "we," "us," "our," "the Company" and "Murphy USA" refer to Murphy USA Inc. and its consolidated subsidiaries.

Quorum and Voting Procedures

Quorum Requirement

A quorum of stockholders is necessary to hold a valid meeting. The presence, in person or by proxy, of the holders of a majority of the total voting power of all outstanding shares of the Company's stock entitled to vote at a meeting of stockholders shall constitute a quorum. Abstentions and "broker non-votes" are counted as present for establishing a quorum. A "broker non-vote" occurs on a proposal when shares held by brokers or nominees who do not have discretionary power to vote on a non-routine matter and to whom voting instructions have not been given from the beneficial owners or persons entitled to vote.

How to attend the Annual Meeting and how to vote

If you are a shareholder of record or a participant in a Company Plan, you can vote your shares via the internet or by telephone 24 hours a day by following the instructions on your proxy card or in the Notice. The website address for internet voting, and the telephone number for telephone voting, are indicated on your proxy card or in the Notice. If you are a beneficial owner, or if you hold your shares in "street name" (that is, through a bank, broker or other nominee), please check your voting instruction form or contact your bank, broker or nominee to determine whether you will be able to vote via the internet or by telephone.

If you requested printed proxy materials and choose to vote by mail, you must complete, sign, date and return your proxy card in the postage-paid envelope provided if you are a shareholder of record, or your voting instruction

form if you hold your shares in "street name." Please promptly mail your proxy card or voting instruction form to ensure that it is received prior to the Annual Meeting.

To vote during the Annual Meeting, you must be in attendance. You must bring a valid government issued picture identification in order to attend the Annual Meeting. Those in attendance will also have an opportunity to ask questions during the Annual Meeting. Even if you plan to participate in the Annual Meeting, we recommend that you vote by proxy as described above prior to the Annual Meeting, so that your vote will be counted if you later decide not to participate in the Annual Meeting. If you hold your shares through a bank, broker or other nominee, you must also bring a copy of a statement reflecting your stock ownership as of the record date in order to attend the Annual Meeting. You must also obtain a legal proxy from your bank, broker or other nominee and present it to the inspector of elections with your ballot to be able to vote at the Annual Meeting.

Vote Necessary to Approve Proposals

General

Votes cast by proxy or in person at the meeting will be counted by the persons appointed by the Company to act as Judges of Election for the Annual Meeting. The Judges of Election will treat shares represented by proxies that reflect abstentions as shares that are present and entitled to vote for purposes of determining the outcome of any other business submitted at the meeting to the stockholders for a vote.

Your proxy will be voted at the meeting, unless you (i) revoke it at any time before the vote by filing a revocation with the Corporate Secretary of the Company, (ii) duly execute a proxy card bearing a later date, or (iii) appear at meeting and vote in person. Proxies returned to the Company, votes cast other than in person and written revocations will be disqualified if received after commencement of the meeting. If you elect to vote your proxy by telephone or internet before the meeting as described in the telephone/internet voting instructions on your proxy card, the Company will vote your shares as you direct. Your telephone/internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned your proxy card.

If you are a shareholder of record and sign, date and return your proxy card but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board.

The Board recommends that you vote FOR all the director nominees (Proposal 1), FOR the approval of the action of the Audit Committee in appointing KPMG LLP as the Company's independent registered public accounting firm for 2023 (Proposal 2), FOR the approval of the compensation of the Named Executive Officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC (on an advisory, non-binding basis) (Proposal 3) and FOR the approval of the Murphy USA Inc. 2023 Omnibus Incentive Plan (Proposal 4). Shares represented by properly executed proxies that do not specify voting instructions will be voted in accordance with the Board's recommendations.

Proposal 1 – Election of Three Class I Directors Whose Current Terms Expire on the Date of the 2023 Annual Meeting

The Class I directors shall be elected by a majority of the votes cast at the Annual Meeting so long as a quorum is present and the election is not contested. You may vote "for," "against" or "abstain" on each director. Abstentions and "broker non-votes" shall have no effect on the outcome of this proposal.

All Other Proposals

For Proposals 2, 3 and 4, the affirmative vote of a majority of the shares of our capital stock present or represented by proxy at the Annual Meeting and entitled to vote on the subject matter is required for approval. You may vote "for," "against" or "abstain" on these matters. If you vote to "abstain," it will have the same effect as a vote "against" for these three proposals. "Broker non-votes" shall have no effect on the outcome of Proposals 3 and 4.

Broker Voting

If your shares are held in the name of a bank, broker or other holder of record (a "nominee"), you will receive instructions from the nominee that you must follow in order for your shares to be voted. Certain of these institutions offer telephone and internet voting. Under current New York Stock Exchange ("NYSE") rules, the proposal to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the current fiscal year should be considered a routine matter. However, for purposes of determining the outcome of any non-routine matter as to which the broker does not have discretionary authority to vote, those shares will be treated as not present and not entitled to vote with respect to that matter. Notably, Proposals 1, 3 and 4 should be considered non-routine matters and your broker is not permitted to vote your shares without your instructions and such uninstructed shares are considered "broker non-votes."

Voting Securities

On March 7, 2023, the record date for the meeting, the Company had 21,782,207 shares of common stock outstanding, all of one class and each share having one vote with respect to all matters to be voted on at the meeting. Information as to common stock ownership of certain beneficial owners and management is set forth in the tables under "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Directors and Management" included on page 17 of this Proxy Statement.

PROPOSAL 1 | ELECTION OF THREE CLASS I DIRECTORS WHOSE CURRENT TERMS EXPIRE ON THE DATE OF THE 2023 ANNUAL MEETING

The Board recognizes that it is important for the Company's directors to possess a diverse array of backgrounds and skills, whether in terms of executive management leadership, public company experience or educational achievement. When considering new candidates, the Nominating and Governance Committee, with input from the Board, will seek to ensure the Board reflects a range of talents, ages, skills, diversity and expertise, particularly in the areas of accounting and finance, management, government/regulation, leadership and convenience store and other retail-related industries, sufficient to provide sound and prudent guidance with respect to our operations and interests. In addition, although it does not have a separate policy with respect to diversity, the Nominating and Governance Committee considers the issue of diversity among the factors used to identify nominees for directors and is committed to seeking out a representative pool of candidates for each board opening. The goal is to assemble and maintain a Board comprised of individuals that not only possess a high level of business acumen, but who also demonstrate a commitment to the Company's Code of Business Conduct and Ethics in carrying out the Board's responsibilities with respect to oversight of the Company's operations.

To the extent authorized by the proxies, the shares represented by the proxies will be voted in favor of the election of the three nominees for director whose names are set forth below. If for any reason any of these nominees is not a candidate when the election occurs, the shares represented by the proxies will be voted for the election of the other nominees named and may be voted for any substituted nominees or the Board size may be reduced.

All directors, other than Mr. Clyde (our President and Chief Executive Officer), were determined to be independent by the Board based on the rules of the NYSE and the standards of independence included in the Company's Corporate Governance Guidelines. As part of its independence recommendation to the Board, the Nominating and Governance Committee at its February meeting considered familial relationships of certain directors (Mr. Murphy and Mr. Deming are first cousins).

Mr. Murphy became the Non-Executive Chairman of the Board in connection with the spin-off of the Company from Murphy Oil Corporation (the "Spin-Off"), which was completed on August 30, 2013. As an independent chairman, he leads our regularly scheduled meetings of independent directors in executive session, held outside the presence of Company management. These meetings occur at a minimum of three Board meetings each year.

Stockholders and other interested parties may send communications to the Board, specified individual directors and the independent directors as a group c/o the Corporate Secretary, Murphy USA Inc., 200 East Peach Street, El Dorado, Arkansas 71730. Communications will be kept confidential and forwarded to the specified director(s). Items that are unrelated to a director's duties and responsibilities as a Board member, such as junk mail, may be excluded by the Corporate Secretary. The names and relevant detail of the nominees are listed below.

Director Nominees

Our Board is divided into three classes serving staggered three-year terms. Messrs. Deming and Taylor and Ms. Phillips, who are Class I directors, are nominated for re-election at this Annual Meeting of Stockholders. Class II and Class III directors will serve until our annual meetings of stockholders in 2024 and 2025, respectively. At each annual meeting of stockholders, directors will be elected for three-year terms to succeed the class of directors whose terms have expired. This section details the name, age, class, qualifications and committee memberships of our directors as of the 2023 Annual Meeting of Stockholders.

The following Class I directors are nominated for re-election at this Annual Meeting of Stockholders.



CLAIBORNE P. DEMING
Age: 68
Director since: August 2013
Board Committees:
Executive Compensation Committee (Chair)
Executive Committee

Chairman of the Board of Murphy Oil (a NYSE-listed oil and natural gas exploration and production company) since 2012; President and Chief Executive Officer from October 1994 through December 2008

Skills and Experience: Mr. Deming brings over 40 years of experience in the oil and gas industry to the Board. While CEO of Murphy Oil, Mr. Deming established the initial relationship with Walmart Inc. that underpins the Murphy USA brand. In addition to his executive leadership experience, Mr. Deming has served on the boards of two other public companies in the energy sector, chairing one of these boards since 2012. He is the former chair of an advisory committee to the Secretary of Energy. Mr. Deming has served in an advisory role with private firms providing strategic and financial advice to investors, management teams, boards of directors, governmental bodies, and other professionals and participants in the global energy industry. Mr. Deming is also a licensed attorney and has served on numerous private and state boards. His deep understanding of the energy sector and strategy strengthens the Board's collective knowledge.



HON. JEANNE L. PHILLIPS
Age: 69
Director since: November 2018
Board Committees:
Audit Committee
Nominating and Governance Committee

Senior Vice President, Corporate Engagement & International Relations of Hunt Consolidated, Inc. (one of the largest privately-held family of companies in the U.S. involved in oil and gas exploration and production, real estate, and investment management) since 2004; President of Hunt Global Partnerships, Inc. (Hunt Oil Company's corporate social responsibility program); Director of Turtle and Hughes Inc. (one of the largest independent electrical and industrial distribution companies in the U.S.) from 2018 to 2022; U.S. Permanent Representative to the Organization for Economic Cooperation and Development (OECD) with rank of U.S. Ambassador in Paris from 2001 to 2003

Skills and Experience: The Honorable Ms. Phillips brings unique experience to the Board in the areas of governmental affairs and public policy after having served in varying capacities at the state, national, and international levels. In addition, as an executive with a large, privately-held energy company, she has extensive experience in the areas of corporate leadership, corporate communications, crisis management, and sustainability which bolsters the Board's ability to react to an ever-changing business environment.

MURPHY USA★



JACK T. TAYLOR
Age: 71
Director since: August 2013
Board Committees:
Audit Committee (Chair)
Executive Compensation
Committee

Director of Genesis Energy LP (a NYSE-listed midstream energy master limited partnership) since 2013 and member of the Audit and Governance, Compensation and Business Development Committees; Director of Sempra (a NYSE-listed Fortune 500 energy services company) since 2013 and member of the Executive, Audit and Compensation and Talent Development Committees; Chief Operating Officer-Americas and Executive Vice Chair of U.S. Operations for KPMG LLP (one of the world's largest audit, tax, and advisory firms) from 2005 to 2010

Skills and Experience: Mr. Taylor, a certified public accountant, has extensive experience with financial and public accounting issues as well as deep knowledge of the energy industry. He was a partner at KPMG, LLP for 29 years. As an executive leader, Mr. Taylor was responsible for the execution of global strategy within all KPMG member firms in North and South America, encompassing more than 40,000 employees and $8 billion in revenue. Mr. Taylor initially sponsored and chaired KPMG's Diversity Advisory Board upon its formation and early development. At KPMG, Mr. Taylor has extensive experience in capital markets activities with involvement in SEC registration statements, mergers and acquisitions, corporate recovery and bankruptcies. He has served on the audit committees of two other publicly traded energy companies for almost a decade, currently serving as chair of one of these committees. Mr. Taylor lends considerable expertise to our Board in finance, accounting, and energy matters.

Continuing Directors

The following Class II and Class III directors are not up for re-election at this Annual Meeting of Stockholders. Class II directors will be up for election at our Annual Meeting in 2024 and Class III directors will be up for election at our Annual Meeting in 2025.

Class II Directors (terms expiring at the 2024 Annual Meeting)



DAVID L. GOEBEL
Age: 72
Director since: October 2021
Board Committees:
Audit Committee
Executive Compensation
Committee

Chairman of the Board of Jack in the Box Inc. (a NASDAQ-listed operator and franchisor of more than 2,800 restaurants) since 2020, Director since 2008; Director of Wingstop Inc. (a NASDAQ-listed operator and franchisor of over 1,950 fast casual restaurant locations across the U.S. and internationally) since 2017; Partner and Faculty Member for The ExCo Group, LLC a worldwide firm that provides peer-to-peer mentoring services for CEOs and senior business executives; Chief Executive Officer of Applebee's International, Inc. (a former NASDAQ-listed operator of over 2,000 restaurants across the U.S. and internationally) from 2006 to 2007

Skills and Experience: More than 40 years of experience in retail, food service, and hospitality provides Mr. Goebel with vast knowledge that benefits the Board. Mr. Goebel brings unique knowledge to the Board from his service in capacities as CEO, Board Chair, and director with three well-known, public company restaurant chains, as well as his service on several private company boards, including Quick Chek Corporation prior to its acquisition by the Company in January 2021. His comprehensive experience in food and beverage, supply chain management, risk assessment, risk management, succession planning, executive development, executive compensation, and strategic planning enables him to share valuable insights and perspectives with the Board.



FRED L. HOLLIGER
Age: 74
Director since: August 2013
Board Committees:
Executive Compensation
Committee
Nominating and Governance
Committee

Chairman and Chief Executive Officer of Giant Industries Inc. (a former NYSE-listed petroleum refining and retail convenience store company) from 2002 to 2007 when it was acquired by Western Refining, Inc.; Independent consultant to Western Refining, Inc. (a former NYSE-listed crude oil refiner and marketer) from 2007 through June 2012

Skills and Experience: Mr. Holliger's career in the energy industry spans more than four decades in a variety of engineering, marketing, supply, and management positions, including serving as Chairman and CEO of a publicly traded petroleum refiner and convenience store operator. His broad knowledge of all aspects of the downstream sector from refining to retail makes Mr. Holliger a unique asset for the Board.



JAMES W. KEYES
Age: 67
Director since: August 2013
Board Committees:
Executive Committee
Executive Compensation
Committee

Director of Andretti Acquisition Corp. (a NYSE-listed special purpose acquisition company) since January 2022; Director of LightJump Acquisition Corporation (a NASDAQ-listed special purpose acquisition company) since January 2021; Chairman of Wild Oats LLC (a producer of natural and organic food) since January 2012; Chief Executive Officer of Fresh & Easy, LLC (an operator of a chain of grocery stores) from November 2012 to October 2015, which filed for reorganization under Chapter 11 of the US Bankruptcy Code in October 2015; Chairman and Chief Executive Officer of Blockbuster Inc. (a former NYSE-listed provider of home movie and video game rental services) from 2007 to 2011; Chief Executive Officer of 7-Eleven, Inc. (a former NYSE-listed operator and franchisor of convenience stores) from 2000 to 2005

Skills and Experience: Mr. Keyes' executive leadership experience includes serving as CEO of two Fortune 500 companies. While leading 7-Eleven, Inc., he spearheaded the introduction of fresh foods, building a nationwide network of commissaries and a distribution system for daily fresh product delivery which resulted in the growth of fresh food sales to over 20% of the product mix. In addition to his executive leadership experience, Mr. Keyes currently serves on two other public company boards and has served on the boards of numerous private companies in a variety of industries. Mr. Keyes' industry knowledge and business expertise are invaluable to our Board.



DIANE N. LANDEN
Age: 61
Director since: August 2013
Board Committees:
Nominating and Governance
Committee (Chair)
Audit Committee

Owner and President of Vantage Communications, Inc. (a private company in investment management, communications and broadcast property ownership company) since 1990; Chairman and Executive Vice President of Noalmark Broadcasting Corporation (a private radio and media company) since 2012; Partner at Munoco Company L.C. (a private oil and gas exploration and production company) from 2012 to 2021; Secretary and Director of Loutre Land and Timber Company (a private natural resources company) from 1998 to 2021, and member of its Executive and Nominating Committees

Skills and Experience: With over 30 years of experience in communications and broadcast property ownership and management, Ms. Landen brings a special set of skills to the Board. Ms. Landen has been an owner and served on the boards of private companies involved in oil and gas exploration and production and timber. In addition, she is a managing member or owner of several private investment and real estate management companies. The Board benefits from her asset management experience and unique insights into communications, media, and natural resources industries.

Class III Directors (terms expiring at the 2025 Annual Meeting)



R. MADISON MURPHY
Age: 65
Director since: August 2013
Board Committees:
Executive Committee (Chair)
Ex-officio of all Committees

Chairman of the Murphy USA Board of Directors since August 2013; Director of Murphy Oil Corporation ("Murphy Oil") (a NYSE-listed oil and natural gas exploration and production company) since 1993, Chairman of Finance Committee as well as Chairman of the Board from 1994 to 2002 and Chief Financial Officer from 1992 to 1994; Managing Member of Murphy Family Management, LLC (manages investments, farm, timber and real estate) since 1998; Director of Deltic Timber Corporation (a former NYSE-listed natural resources and timberland company) from 1996 until its merger with Potlatch Corporation in February 2019; Director of BancorpSouth, Inc. (a NYSE-listed financing holding company) from 2000 to 2011; Chairman of the Arkansas State Highway Commission from 2011 to 2013, member from 2003 to 2013,; Owner of Presqu'ile Winery (a family-owned winery in the Santa Maria Valley) since 2008; Chair of Hendrix Board of Trustees (a private liberal arts college in Conway, Arkansas) from 2001 to 2011, member since 1995; President of The Murphy Foundation (a private foundation in El Dorado, Arkansas) since 1988

Skills and Experience: Mr. Murphy has been involved in the energy sector for more than 40 years. In addition to his executive leadership in finance, Mr. Murphy has served on the boards of three other public companies in the energy, banking, and natural resources sectors, chairing one of these boards from 1994 to 2002. As an owner and operator of a winery, Mr. Murphy has a robust understanding of alcohol distribution regulations as well as sustainable practices. This understanding further extends to wildlife and habitat conservation in his farming operations which led the U.S. Department of the Interior to grant him a National Wetlands Conservation Award in 2004. His experience in executive and board leadership positions brings to the Board a unique business and financial perspective.



R. ANDREW CLYDE
Age: 59
Director since: August 2013
Board Committees:
Executive Committee

President and Chief Executive Officer of Murphy USA since its August 2013 spin-off; Director and member of Audit Committee of The Federal Reserve Bank of St. Louis since January 2021 (previously served two terms on the Little Rock Branch); National Trustee for Boys & Girls Clubs of America since 2020; Partner (Global Energy Practice), of Booz & Company (and prior to August 2008, Booz Allen Hamilton) (a global management and strategy consulting firm) from 2000 to 2013 (joined 1993), where he held leadership roles as North American Energy Practice Leader, Dallas office Managing Partner, and member of the Nominating Committee. Prior public accounting experience with Arthur Andersen & Co. and CPA

Skills and Experience: As President and CEO, Mr. Clyde has led the operational, cultural, and strategic transformation of Murphy USA since its public inception, leveraging his 20 years of management consulting experience serving integrated downstream and midstream energy firms, large independent c-store chains and a variety of small-box retailers on similar engagements. Serving on the St. Louis Federal Reserve Bank provides Mr. Clyde deep insights into the macro economy, state of markets and consumers, and evolving payments systems. In his prior consulting tenure, Mr. Clyde was a senior member of multiple global human capital leadership committees, providing insights for many of the foundational design elements of Murphy USA's talent and culture strategy, which in turn supports Board succession planning. Mr. Clyde also serves on a mix of local and national not-for-profit organizations which provide insights into the challenges facing the communities Murphy USA serves. His broad industry knowledge, analogous strategic and transformational experiences and insights into Murphy USA's customers and markets make Mr. Clyde a valuable member of our Board.

MURPHY USA★



DAVID B. MILLER
Age: 73
Director since: January 2016
Board Committees:
Executive Compensation
Committee
Nominating and Governance
Committee

Co-Founder and Managing Partner of EnCap Investments L.P. ("EnCap") (a leading provider of growth capital to independent energy companies) since 1988; President of PMC Reserve Acquisition Company (a partnership jointly owned by EnCap and Pitts Energy Group) from 1988 to 1996; Co-Chief Executive Officer and Co-Founder of MAZE Exploration Inc. (a Denver-based oil and gas company) from 1981 to 1988; Director of Halcon Resources Corporation (a NYSE-listed independent energy company) from 2012 to 2016; Chair of Southern Methodist University Board of Trustees (a nationally ranked private university in Dallas, Texas), member since 2008

Skills and Experience: Having started his professional career in the banking industry, Mr. Miller provides considerable expertise to the Board in the areas of banking and finance. His executive leadership experience includes serving as the Managing Partner of a firm that he co-founded. In this capacity, Mr. Miller often directly engages with institutional investors on ESG practices in the energy industry, including numerous large pension funds and university endowments. In addition to having served on the boards of four other publicly traded companies in the energy sector, Mr. Miller has served on the boards of numerous private oil and gas exploration and production companies. He is also a member of the council that serves as an oil and gas advisory committee to the Secretary of Energy. Mr. Miller's broad energy industry knowledge and his leadership experience and expertise in business valuation, capital structure and strategic relationships complement the collective strength and leadership of our Board.



ROSEMARY L. TURNER
Age: 61
Director since: October 2021
Board Committees:
Audit Committee
Nominating and Governance
Committee

Director of TFI International (a NYSE-listed North American leader in the transportation and logistics industry) since 2020; Director of Core-Mark Holding Company, Inc. (a former NASDAQ-listed convenience store wholesale distributor) from May 2021 until its acquisition by Performance Food Group, Inc. in September 2021; 40-year career with United Parcel Service, Inc. ("UPS") (a NYSE-listed multinational shipping and receiving and supply chain management company) retiring as President of Northern California in 2019; Director of San Francisco Federal Reserve Board, which she formerly Chaired in 2021, Director of SCAN Health Plan (one of the largest Medicare Advantage plans in the nation with revenues of over $4 billion) since 2021; Director of The Bouqs Company (a leading online floral retailer that delivers fresh flowers from eco-friendly, sustainable farms) since 2020; Director of the Philadelphia Federal Reserve Board from 2010 to 2013 Senior Advisor to Oaktree Infrastructure Fund (an infrastructure core fund managed by Oaktree Capital Management) since 2020

Skills and Experience: Ms. Turner has an impressive history in the logistics and distribution industry. In her distinguished executive career, she served as president of various UPS divisions for 22 years, applying her strengths in business development, relationship management and operational stewardship. At UPS, Rosemary was responsible for the largest East and West territories with an average of 25k employees and revenues in excess of $2 billion. Ms. Turner has also served as director of two other publicly traded companies that are leaders in the logistics and distribution industry. Through her experience with the Philadelphia Federal Reserve Board and the San Francisco Federal Reserve Board which she chaired in 2021, Ms. Turner has an excellent understanding of the macroeconomy state of marketing and consumers, and evolving payment systems. Our Board benefits from her deep experience in supply chain and logistics and finance.

DIRECTOR SKILLS AND EXPERIENCE

	Murphy	Clyde	Deming	Goebel	Holliger	Keyes	Landen	Miller	Phillips	Taylor	Turner
Current or Former Public Company CEO		★	★	★	★	★					
Other Public Company Board Experience (Current of Former)	★		★	★	★	★		★		★	★
Finance/Accounting/Financial Reporting	★	★						★		★	★
Human Capital Management		★	★	★					★		
Public Policy/Government Affairs	★		★					★	★		
Supply Chain Distribution/Logistics		★		★							★
Capital Markets/Asset Management/ Banking	★	★	★			★	★	★			★
Consumer Products/Retail		★		★		★					
Media and Communications/ Crisis Management							★		★		
Energy Sector	★	★	★		★	★	★	★	★	★	

BOARD DEMOGRAPHICS

TENURE


7.46 YEARS
Average
Tenure
0-4 YEARS
5-10 YEARS

AGE


67.5 YEARS
Average
Age
≤ 60 YEARS
61-65 YEARS
≥ 66 YEARS

GENDER


27%
Of Directors
Are Women
WOMEN
MEN

DIVERSITY


9%
Of Directors
Racially/
Ethnically
Diverse
MINORITY
OTHER

Board Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer of Murphy USA are currently held by two individuals. Mr. Murphy serves as our Chairman of the Board as a non-executive and independent director. Mr. Clyde serves as our President & Chief Executive Officer, and also serves as a director. Along with Messrs. Murphy and Clyde, other directors bring different perspectives and roles to the Company's management, oversight and strategic development. The Company's directors bring experience and expertise from both inside and outside the Company and industry, while the President and Chief Executive Officer is most familiar with the Company's business and industry, most involved in the Company's day-to-day operations and most capable of leading the execution of the Company's strategy. The Board believes that having separate roles of Chairman and President and Chief Executive Officer is in the best interest of stockholders at this time because it facilitates independent oversight of management.

Environmental, Social and Governance (ESG)

The Nominating and Governance Committee is responsible for reviewing the Company's strategy, initiatives, policies and practices on ESG matters, including climate-related matters, that are significant to the Company, as well as the Company's reporting of its ESG performance.

Our ESG strategy is overseen by the ESG Steering Committee, a group comprised of our CEO, Executive Vice President and Senior Vice Presidents. This ESG strategy is implemented at a functional level by an ESG working group, which is comprised of cross-functional subject matter experts from across the business.

As part of our commitment to ESG, we are also focused on transparently reporting on our progress. In 2022, we published our initial Environmental, Social and Governance Summary that considered internationally recognized standards and frameworks, such as the Value Reporting Foundation's Sustainability Accounting Standards Board (SASB) standards. This summary represents a pivotal first step in the continued evolution of our reporting on the sustainability of our business strategy and other important ESG topics. In 2023, we plan to issue an updated ESG Summary. Additionally, we plan to report our 2022 Scope 1 and Scope 2 greenhouse gas emissions (GHG). We will also continue to annually disclose our EEO-1 report on our website.

For more information about our ESG program please visit our website. *https://ir.corporate.murphyusa.com* [1].

ESG MISSION STATEMENT

Guided by our Principles of Integrity, Respect, Citizenship, and Spirit:

> We are committed to the greater good for our environment, communities, employees, company, customers, suppliers, and other stakeholders

> We embrace diversity as an essential component of the way we do business

> We are ethical and transparent corporate citizens

The pillars below highlight our framework for, and approach to, continuing our ESG journey.

AFFORDABLE	RESPONSIBLE	ENGAGED	COMMITTED	ALIGNED
Serve customers with everyday low prices for the fuels, merchandise and food and beverage products they need	Build trust with consumers, regulators and partners by exceeding expectations in areas including data protection, age verification, and safety	Empower our people through an inclusive and diverse culture, competitive total rewards programs, and fulfilling career opportunities	Invest our resources to strengthen the communities we serve and their environment	Ensure our credibility with investors through strong business ethics, good corporate governance and effective capital allocation

(1) Web addresses to our website throughout this document are provided for convenience only. Nothing on our website, including our impact report or our ESG Summary, shall be deemed part of, or incorporated by reference into, this Proxy Statement. Some of these statements and reports contain cautionary statements regarding forward-looking information that should be carefully considered. Our statements and our reports about our objectives may include statistics or metrics that are estimates, make assumptions based on developing standards that may change, and provide aspirational goals that are not intended to be promises or guarantees. Inclusion of metrics or other information in such reports is not intended to imply that such information is material to the Company. The statements and reports may also change at any time and we undertake no obligation to update them, except as required by law.

Risk Management

Our Company's management is responsible for the day-to-day management of risks to the Company. The Board of Directors has broad oversight responsibility for our risk management programs.

The Board of Directors exercises risk management oversight and control both directly and indirectly, the latter through various board committees as discussed below. The Board of Directors regularly reviews information regarding the Company's credit, liquidity and operations, including the risks associated with each. The Executive Compensation Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements. The Audit Committee is responsible for oversight of financial and cybersecurity risks and the

ethical conduct of the Company's business, including the steps the Company has taken to monitor and mitigate these risks. The Nominating and Governance Committee, in its role of reviewing and maintaining the Company's Corporate Governance Guidelines, manages risks associated with the independence of the Board and potential conflicts of interest, along with the Company's ESG process and governance. While each committee is responsible for evaluating certain risks and overseeing the management of these risks, the entire Board is regularly informed through committee reports and by the President and Chief Executive Officer about the known risks to the strategy and the business. The Board of Directors does not believe that its role in risk-oversight has been affected by having separate roles of Chairman and President & Chief Executive Officer.

Committees

Our Board of Directors has established several standing committees in connection with the discharge of its responsibilities. The following table presents the standing committees of the Board and the current membership of the committees and the number of times each committee met in 2022.

NOMINEE / DIRECTOR	AUDIT	EXECUTIVE	EXECUTIVE COMPENSATION	NOMINATING AND GOVERNANCE
R. Madison Murphy	X[2]	X[1]	X[2]	X[2]
R. Andrew Clyde		X		
Claiborne P. Deming		X	X[1]	
David L. Goebel	X		X	
Fred L. Holliger			X	X
James W. Keyes		X	X	
Diane N. Landen	X			X[1]
David B. Miller			X	X
Hon. Jeanne L. Phillips	X			X
Jack T. Taylor	X[1]		X	
Rosemary L. Turner	X			X
Number of meetings in 2022	7	6	4	3

(1) Committee Chair
(2) Ex-Officio

Audit Committee – The Audit Committee has the sole authority to appoint or replace the Company's independent registered public accounting firm, which reports directly to the Audit Committee. The Audit Committee also assists the Board with its oversight of the integrity of the Company's financial statements, the independent registered public accounting firm's qualifications, independence and performance, the performance of the Company's internal audit function, the compliance by the Company with legal and regulatory requirements, the management of major financial risk and the review of programs related to compliance with the Company's Code of Business Conduct and Ethics. Additionally, the Audit Committee reviews cybersecurity risks through regular updates from management, and it monitors the status of ongoing projects to strengthen existing controls and mitigate the risk of cybersecurity incidents. The Audit Committee meets with representatives of the independent registered public accounting firm and with members of Internal Audit for these purposes. The Board has designated Messrs. Taylor and Murphy as its Audit Committee Financial Experts as defined in Item 407 of Regulation S-K. All of the members of the Audit Committee are independent under the rules of the NYSE and the Company's independence standards. For more information about Audit Committee procedures see pages 19-20.

Executive Committee – The Executive Committee is vested with the authority to exercise certain functions of the Board when the Board is not in session. The Executive Committee is also in charge of all general administrative affairs of the Company, subject to any limitations prescribed by the Board.

Executive Compensation Committee – The Executive Compensation Committee oversees the compensation of the Company's executives and directors and administers the Company's annual incentive compensation plan and its equity incentive compensation plans.

The Executive Compensation Committee consists entirely of independent directors, each of whom meets the NYSE listing independence standards and the Company's independence standards. See "Compensation Discussion and Analysis" for additional information about the Executive Compensation Committee. In carrying out its duties, the Executive

Compensation Committee has direct access to outside advisors, independent compensation consultants and others to assist them.

Nominating and Governance Committee – The Nominating and Governance Committee identifies and recommends potential director candidates, makes annual independence recommendations as to each director, recommends appointments to Board committees, oversees the self-evaluation process of the Board's performance and reviews and assesses the Corporate Governance Guidelines of the Company. Information regarding the process for evaluating and selecting potential director candidates, including those recommended by stockholders, is set out in the Company's Corporate Governance Guidelines.

Stockholders desiring to recommend director candidates for consideration by the Nominating and Governance Committee will be able to address their recommendations to: Nominating and Governance Committee of the Board of Directors, c/o Corporate Secretary, Murphy USA Inc., 200 East Peach Street, P.O. Box 7300, El Dorado, Arkansas 71731-7300. As a matter of policy, director candidates recommended by stockholders will be evaluated on the same basis as candidates recommended by the directors, executive search firms or other sources. The Corporate Governance Guidelines also provide a mechanism by which stockholders may send communications to directors.

The Nominating and Governance Committee consists entirely of independent directors, each of whom meets the NYSE listing independence standards and the Company's independence standards. This committee coordinates with the Chairperson for each other Board committee to discuss and identify succession planning issues and makes recommendations to the full Board as needed. The Nominating and Governance Committee is also responsible for reviewing the Company's strategy, initiatives, policies and practices on ESG matters, including climate-related matters, that are significant to the Company, as well as the Company's reporting of its ESG performance.

Charters for the Audit, Executive, Executive Compensation and Nominating and Governance Committees, along with the Corporate Governance Guidelines and the Code of Business Conduct and Ethics, are available on the Company's website at *https://ir.corporate.murphyusa.com*.

Meetings and Attendance

During fiscal year 2022, there were six meetings of the Board. All nominees' attendance exceeded 75% of the total number of meetings of the Board and committees on which they served. Pursuant to the Company's Corporate Governance Guidelines, non-employee directors, all of whom are independent, must meet in executive session, without management, in conjunction with at least three regularly scheduled Board meetings per year, and did so in 2022. Mr. Murphy, in his role as Chairman of the Board, presided at these executive sessions. Also, as set forth in the Company's Corporate Governance Guidelines, all Board members are expected to attend the Annual Meeting of Stockholders, and all did so in 2022.

Compensation of Directors

Directors who are employees of Murphy USA do not receive compensation for their services on the Board. Our Board of Directors determines annual retainers and other compensation for non-employee directors. The primary elements of our non-employee director compensation program include a combination of cash and equity. In 2022, the cash component consisted of an annual retainer for each non-employee director in the amount of $100,000,

plus an additional annual retainer for each chair as follows:

- Chairman of the Board: $155,000
- Audit Committee Chair: $20,000
- Executive Compensation Committee Chair: $15,000
- Nominating & Governance Committee Chair: $12,000

All elements of cash components are paid in quarterly installments. The Company also reimburses directors for travel, lodging and other related expenses they incur in attending Board and Committee meetings.

In addition to the cash component, the non-employee directors receive an annual grant of time-based restricted stock units which cliff vest after three years. Each non-employee director received a restricted stock unit grant with a target value of $150,000 on February 10, 2022. In connection with the Company's adoption of a quarterly dividend, commencing in December 2020, the Executive Compensation Committee approved the issuance of dividend equivalent units to the non-employee directors holding outstanding restricted stock units to be paid upon the issuance of shares of the Company's common stock in settlement of the underlying restricted stock unit.

Further information regarding non-employee director compensation is set forth in the following table.

2022 Non-Employee Director Compensation Table

NAME	FEES EARNED OR PAID IN CASH[1] ($)	STOCK AWARDS[2] ($)	ALL OTHER COMPENSATION[3] ($)	TOTAL ($)
R. Madison Murphy	255,156	138,210	25,000	418,366
Claiborne P. Deming	115,156	138,210	25,000	278,366
David L. Goebel	100,000	138,210	—	238,210
Fred L. Holliger	100,156	138,210	—	238,366
James W. Keyes	100,156	138,210	—	238,366
Diane N. Landen	112,156	138,210	25,000	275,366
David B. Miller	100,156	138,210	—	238,366
Hon. Jeanne L. Phillips	100,156	138,210	—	238,366
Jack T. Taylor	120,156	138,210	25,000	283,366
Rosemary L. Turner	100,000	138,210	—	238,210

(1) The amounts shown reflect the cash retainers paid during the fiscal year ended December 31, 2022.

(2) The amounts shown reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718 regarding stock compensation, for restricted stock unit awards and dividend equivalent units granted to the non-employee directors in 2022. The aggregate number of unvested restricted stock units and dividend equivalent units held as of December 31, 2022 by David L. Goebel and Rosemary L. Turner was 995 and 3,117 for each other non-employee director.

(3) The amounts shown represent contributions made on behalf of Mr. Murphy, Mr. Deming, Ms. Landen and Mr. Taylor to charitable organizations under our gift matching program.

The column above showing "All Other Compensation" represents the incremental cost of matching gifts. The non-employee directors are eligible to participate in our gift matching program on the same terms as Murphy USA employees. Under this program, an eligible person's total gifts of up to $12,500 per calendar year will qualify. The Company will contribute to qualified educational institutions and hospitals in an amount equal to twice the amount contributed by the eligible person. The Company will contribute to qualified welfare and cultural organizations in an amount equal to the contribution made by the eligible person.

Non-Employee Director Stock Ownership Guidelines and Pledging

The Board of Directors also established stock ownership guidelines for non-employee directors of the Company. Directors are expected to achieve stock ownership of at least three times their annual cash retainer within five years of beginning their service. A director may not pledge Company securities either by purchasing Company securities on margin or holding Company securities in a margin account, until he or she has achieved the applicable stock ownership target specified in the guidelines above. Once such stock ownership target has been achieved, a director is permitted to pledge Company securities in compliance with applicable law (including disclosure of such pledging in the Company's proxy statement, as required by SEC regulations), so long as all stock owned to satisfy the applicable stock ownership target remains unpledged. Any pledging of shares must be disclosed to the Corporate Secretary and to the Board in advance of such pledging. These guidelines are designed to ensure that directors display confidence in the Company through the ownership of a significant amount of our stock. As of December 31, 2022, all of our directors had met or were on track to comply with these stock ownership guidelines within the applicable five-year period.

Review, Approval or Ratification of Transactions with Related Persons

During 2022, the Company did not engage in any related-person transactions involving members of the Company's Board or executive officers. Conflicts of interest subject to the Company's written Code of Business Conduct and Ethics that constitute a Related Party Transaction, as defined under the rules of the SEC, shall be reviewed by the Nominating and Governance Committee of the Board.

The Nominating and Governance Committee reviews ordinary course of business transactions with firms associated with directors and nominees for director. The Company's management also monitors these transactions on an ongoing basis. Executive officers and directors are governed by the Company's written Code of Business Conduct and Ethics, which provides that waivers may only be granted by the Board of Directors or a Board committee and must be promptly disclosed to stockholders. No such waivers were granted nor applied for in fiscal year 2022. The Company intends to disclose any waivers of or amendments to the Code of Business Conduct and Ethics that apply to our directors or executive officers on its website at *https://ir.corporate.murphyusa.com*. The Company's Corporate Governance Guidelines require that all directors recuse themselves from any discussion or decision affecting their personal, business or professional interests.

MURPHY
USA

OWNERSHIP OF MURPHY USA COMMON STOCK

Security Ownership of Certain Beneficial Owners

The following are known to the Company to be the beneficial owners of more than five percent of the Company's common stock (as of the most recent date of such stockholder's Schedule 13G filing for Murphy USA with the SEC):

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP[1]	PERCENTAGE
BlackRock, Inc. **55 East 52nd Street** **New York, NY 10055**[2]	2,667,009	11.8%
The Vanguard Group **100 Vanguard Blvd.** **Malvern, PA 19355**[3]	2,236,020	10.3%

(1) Includes common stock for which the indicated owner has sole or shared voting or investment power and is based on the indicated owner's Schedule 13G filing for Murphy USA for the period ended December 31, 2022.

(2) A parent holding company or control person of the entities holding Murphy USA shares in accordance with Rule 13d-1(b)(1)(ii)(G). Total includes 2,600,915 shares with sole voting power, 0 shares with shared voting power, 2,667,009 shares with sole dispositive power and 0 shares with shared dispositive power.

(3) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Total includes 0 shares with sole voting power, 36,647 shares with shared voting power, 2,177,842 shares with sole dispositive power and 58,178 shares with shared dispositive power.

Security Ownership of Directors and Management

The following table sets forth information, as of the record date, concerning the number of shares of Common Stock of the Company beneficially owned by all directors and nominees, each of the Named Executive Officers (as listed in the first table of the Compensation Discussion and Analysis section of this Proxy) and directors and executive officers as a group.

NAME	PERSONAL WITH FULL VOTING AND INVESTMENT POWER[1][2]	PERSONAL AS BENEFICIARY OF TRUSTS	VOTING AND INVESTMENT POWER ONLY	EQUITY AWARDS VESTING WITHIN 60 DAYS	TOTAL	PERCENT OF OUTSTANDING (IF GREATER THAN ONE PERCENT)
Claiborne P. Deming	268,220	394,884	—	—	663,104	3.04%
David L. Goebel	—	—	—	—	—	(4)
Fred L. Holliger	—	15,900[3]	—	—	15,900	(4)
James W. Keyes	18,900	—	—	—	18,900	(4)
Diane N. Landen	65,586	76,837	8,991[6]	—	151,414	(4)
David B. Miller	43,112	—	—	—	43,112	(4)
R. Madison Murphy	—	442,077	165,279[7]	—	607,356	2.78%
Hon. Jeanne L. Phillips	3,327	—	—	—	3,327	(4)
Jack T. Taylor	12,814	7,086[5]	—	—	19,900	(4)
Rosemary L. Turner	—	—	—	—	—	(4)
R. Andrew Clyde	230,294	—	—	136,900	367,194	1.68%
Mindy K. West	99,477	—	—	25,850	125,327	(4)
Renee M. Bacon	10,290	—	—	6,100	16,390	(4)
Robert J. Chumley	4,877	—	—	19,600	24,477	(4)
Blake H. Segal	—	—	—	—	0	(4)
Directors and executive officers as a group (17 persons)	760,931	936,784	174,270	195,410	2,067,395	9.47%

(1) Includes Murphy USA Savings 401(k) Plan shares in the following amounts: Mr. Clyde 1,521 qualified shares and Ms. West 808 qualified shares. Excludes shares of common stock underlying phantom stock units held under the Murphy USA Supplemental Executive Retirement Plan in the following amounts: Mr. Clyde 17,043 shares.

(2) Includes shares of common stock held by spouse and other household members as follows: Mr. Deming 12,110 shares held by spouse; Ms. Landen 2,043 shares owned jointly with spouse and children.

(3) Includes 15,900 shares of common stock held by trust for which Mr. Holliger and his spouse are the beneficiaries and trustees.

(4) Less than 1%.

(5) Includes 7,086 shares of common stock held by trust for which Mr. Taylor and his spouse are the beneficiaries and trustees.

(6) Includes 8,991 shares of common stock held by trusts for which Ms. Landen is the trustee.

(7) Includes (i) 72,050 shares of common stock held by a private foundation of which Mr. Murphy is President for which beneficial ownership is expressly disclaimed, (ii) 41,379 shares of common stock held in trust for children in which spouse is Trustee, (iii) includes 42,216 shares owned by The 2011 Murphy Family Trust beneficial ownership expressly disclaimed, (iv) includes 8,316 shares owned by The Suzanne and Madison Murphy Grandchildren's Trust, beneficial ownership expressly disclaimed, (v) includes 1,318 shares of common stock held in trust for grandchildren in which spouse if Trustee, beneficial ownership is expressly disclaimed.

PROPOSAL 2 | RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2023

The Audit Committee and the Board of Directors have approved the engagement of KPMG LLP as Murphy USA's independent registered public accounting firm for 2023. Representatives of that firm are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

Ratification of the selection of accountants requires approval by a majority of the votes cast by the stockholders of Murphy USA Common Stock, which votes are cast "for" or "against" the ratification. Murphy USA's Board is requesting stockholder ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain KPMG LLP. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that such change would be in the best interests of Murphy USA and its stockholders.

The Audit Committee evaluates the qualifications, performance, and independence of the independent auditor, including the lead partner, on an annual basis (in each case in light of SEC and NYSE independence and other applicable standards then in effect). The Audit Committee ensures the regular rotation of the lead audit partner as required by law and is involved in the selection of the lead audit partner. In addition, the Audit Committee receives periodic reports on the hiring of KPMG LLP partners and other professionals (if hired) to help ensure KPMG LLP satisfies applicable independence rules.

KPMG LLP has served as Murphy USA's independent registered accounting firm since the Spin-Off in 2013 and prior to that served as the auditor to Murphy USA's former parent for more than 60 years. KPMG LLP reports directly to the Audit Committee of Murphy USA. In selecting KPMG LLP as Murphy USA's independent registered accounting firm for 2023, the Audit Committee considered a number of factors, including:

- the quality of its ongoing discussions with KPMG LLP, including the professional resolution of accounting and financial reporting matters with its national office,
- the professional qualifications of KPMG LLP, the lead audit partner and other key engagement partners,
- KPMG LLP's independence program and its processes for maintaining its independence,
- KPMG LLP's depth of understanding of Murphy USA's businesses, accounting policies and practices and internal control over financial reporting,
- the appropriateness of KPMG LLP's fees for audit and non-audit services (on both an absolute basis and as compared to its peer firms),
- consideration of KPMG LLP's known legal risks and significant proceedings that may impair their ability to perform Murphy USA's annual audit,
- the most recent PCAOB inspection report on KPMG LLP and the results of "peer review" and self-review examinations, and
- the results of management's and the Audit Committee's annual evaluations of the qualifications, performance and independence of KPMG LLP.

In addition, the Audit Committee periodically considers the appropriateness of a rotation of the independent registered accounting firm. At this time, the Audit Committee and the Board of Directors believe that the continued retention of KPMG LLP as Murphy USA's independent registered public accounting firm is in the best interests of Murphy USA and its stockholders. Under Murphy USA's policy for pre-approval of audit and permitted non-audit services by KPMG LLP, the Audit Committee has delegated the right to pre-approve services between meeting dates to the Chair of the Committee, subject to ratification of the full Committee at the next scheduled meeting. The Committee evaluates all services, including those engagements related to tax and internal control over financial reporting, considering the nature of such services in light of auditor independence, in accordance with the rules of the PCAOB.

Audit Committee Report

Management is responsible for the preparation, presentation and integrity of Murphy USA's financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles in the United States of America and expressing an opinion on the effectiveness of internal control over financial reporting. The independent auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

Committee Organization and Operation

The Audit Committee's function is to assist the Board of Directors in its oversight of:

- The integrity of Murphy USA's financial statements;

- Murphy USA's internal control over financial reporting;

- Murphy USA's compliance with legal and regulatory requirements;

- The independent accountants' qualifications, independence and performance;

- The performance of Murphy USA's internal audit function; and

- Murphy USA's IT risk exposure, including cybersecurity risks.

The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of Murphy USA's independent registered public accounting firm. The Audit Committee's charter is available in the Corporate Governance section of Murphy USA's corporate website at https://ir.corporate.murphyusa.com.

The Audit Committee held seven meetings during 2022. The Audit Committee Chair and members of the Audit Committee also held numerous additional meetings throughout 2022 with members of Murphy USA corporate, business segment and internal audit management and with Murphy USA's independent registered public accounting firm, KPMG LLP. The Committee believes that these meetings were helpful in discharging its oversight responsibilities, including with respect to financial reporting and disclosure, risk management and internal controls.

Independence

The Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, has determined that all members of the Audit Committee are independent, as required by NYSE listing standards and SEC rules, and that they each met the Company's enhanced independent standard for membership on the Company's Audit Committee.

Expertise

The Board of Directors has also determined, on the recommendation of the Nominating and Governance Committee, that all members of the Audit Committee are financially literate and have accounting or related financial management expertise, each as defined by NYSE listing standards. Mr. Taylor and Mr. Murphy have been designated as the "audit committee financial experts," as defined under SEC rules. The Audit Committee's assistance in the Board of Directors' oversight of Murphy USA's compliance with legal and regulatory requirements primarily focuses on the effect of such matters on Murphy USA's financial statements, financial reporting and internal control over financial reporting.

Audited Financial Statements

In the performance of its oversight function, the Audit Committee has considered and discussed the 2022 audited financial statements with management and KPMG LLP, including a discussion of the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments, clarity of the disclosures and the condition of internal control over financial reporting. The Audit Committee has reviewed with the Head of Internal Audit and the KPMG LLP engagement team the scope and plans for their respective audits and has met with each of the Head of Internal Audit and the senior engagement partner of KPMG LLP, with and without management present, to discuss audit results, their evaluations of Murphy USA's internal controls and the overall quality of Murphy USA's financial reporting. The Audit Committee has also discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. Finally, the Audit Committee has received the written disclosures and the letter from KPMG LLP required by applicable requirements of the PCAOB regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP its independence.

FEES PAID TO KPMG LLP

The table below shows the fees paid by Murphy USA to KPMG LLP in 2022 and 2021.

	2022 (IN THOUSANDS)	2021 (IN THOUSANDS)
Fees paid by Murphy USA:		
Audit fees[1]	$1,175	$1,205
Audit-related fees[2]	$ —	$ 139
Tax fees	$ —	$ —
All other fees[3]	$ 46	$ 42
Total Fees	$1,221	$1,386

(1) Audit fees include fees for the audit of Murphy USA's consolidated financial statements, as well as subsidiary and statutory audits directly related to the performance of the Murphy USA consolidated audit and for 2022 include $25 for a consent related to the Company's updated shelf registration. Audit fees include out-of-pocket expenses of $35 in 2022 and $20 in 2021.
(2) Audit-related fees include fees in 2021 for comfort letters associated with debt issued to acquire Quick Chek Corporation.
(3) All other fees include payments related to miscellaneous IT consulting costs in 2022 and 2021.

All of the services provided by KPMG LLP and the fees paid by Murphy USA were authorized and approved by the Audit Committee in compliance with the pre-approval policy and procedures described above. The Audit Committee considers the non-audit services rendered by KPMG LLP during the most recently completed fiscal year in its annual independence evaluation.

If you do not ratify the appointment of KPMG LLP, the Audit Committee will reconsider its appointment. Even if you do ratify the appointment, the Audit Committee retains its discretion to reconsider its appointment if it believes necessary in the best interest of the Company and the stockholders.

CONCLUSION

Based on the review and discussions described in this report, the Audit Committee, in accordance with its responsibilities, recommended to the Board of Directors, and the Board approved, the inclusion of the audited financial statements for the year ended December 31, 2022 in Murphy USA's 2022 Annual Report on Form 10-K.

Audit Committee:
Jack T. Taylor (Chair)
David L. Goebel
Diane N. Landen
R. Madison Murphy
Hon. Jeanne L. Phillips
Rosemary L. Turner

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR 2023.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") enables the Company's stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of the Named Executive Officers as disclosed in this Proxy Statement in accordance with the SEC's rules.

As described in detail under the heading "Compensation Discussion and Analysis," the Company's executive compensation programs are designed to attract, motivate and retain the Named Executive Officers, who are critical to the Company's success. Under these programs, the Named Executive Officers are rewarded for the achievement of specific annual, long-term and strategic goals, corporate goals and the realization of increased stockholder value. Please read the "Compensation Discussion and Analysis" along with the information in the compensation tables for additional details about the executive compensation programs, including information about the fiscal year 2022 compensation of the Named Executive Officers.

Stockholders are asked to indicate their support for the Named Executive Officer compensation as described in this Proxy Statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives stockholders the opportunity to express their views on the Named Executive Officers' compensation. This vote is being provided as required pursuant to Section 14A of the

Securities Exchange Act of 1934. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Named Executive Officers and the philosophy, policies and practices described in this Proxy Statement. Stockholders are requested to vote **"FOR"** the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2023 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the 2022 Summary Compensation Table and the other related tables and disclosures."

The Say-on-Pay vote is advisory, and therefore not binding on the Company, the Executive Compensation Committee or the Board of Directors. The Board of Directors and the Executive Compensation Committee value the opinions of stockholders and will consider stockholders' views and the Executive Compensation Committee will evaluate whether any actions are necessary to address those views. Subject to our review of the voting results on Proposal 4, we currently anticipate that the next Say-on-Pay vote will be held at our 2024 annual general meeting of shareholders.

THE BOARD RECOMMENDS A VOTE "FOR" THE NON-BINDING APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

The following Compensation Discussion and Analysis provides an overview of the compensation provided to our CEO, CFO and three most highly compensated executive officers during the fiscal year-ended December 31, 2022:

NAME	TITLE
R. Andrew Clyde	President & CEO
Mindy K. West	EVP Fuels, CFO & Treasurer
Renee M. Bacon	SVP S&O & Chief Merchandising Officer
Robert J. Chumley	SVP & Chief Digital Officer
Blake H. Segal	SVP QuickChek

The five individuals above are collectively referred to herein as our "Named Executive Officers" or "NEOs."

To further illustrate the concepts in this Compensation Discussion and Analysis, we have included charts and tables where we believe appropriate to enhance our stockholders' understanding of the compensation of our NEOs. This Compensation Discussion and Analysis should be read in conjunction with this tabular information beginning on page 35 in this Proxy Statement.

Overview

Murphy USA operates one of the nation's largest convenience store chains, with more than 1,700 stores in 27 states, located primarily in the Southwest, Southeast, Midwest and Northeast United States as of December 31, 2022, the majority of which are located in close proximity to Walmart Supercenters. The Company also markets gasoline and other products at standalone stores under the Murphy Express and QuickChek brands.

Executive Compensation Philosophy and Objectives

The Executive Compensation Committee (referred to as the "Committee" in this section) bases its executive compensation decisions on principles designed to align the interests of our executives with those of our stockholders. The Committee believes compensation should provide a direct link with the Company's values, objectives, business strategies and financial results. In order to motivate, attract, and retain key executives who are critical to its long-term success, the Company aims to provide pay packages that are competitive with others in the retail industry. In addition, the Company believes that executives should be rewarded for both the short- and long-term success of the Company and, conversely, be subject to a degree of downside risk in the event that the Company does not achieve its performance objectives.

Aligning Pay with Performance

The Committee believes our compensation programs provide a strong "pay for performance" link between the compensation provided to our executives and the Company's performance relative to its peers. Consistent with the fundamental principle that compensation programs should pay for performance, the Company's 2022 performance directly impacted compensation decisions and pay outcomes. Annual incentives for NEOs were earned at 156.3% of target, reflecting the Company's 2022 performance relative to predefined targets. See pages 27-29 for additional information. Performance stock units ("PSUs") linked to the Company's performance for the three-year period ended in 2022 were earned at 200% of target. See page 32 for additional information.

We view performance in two ways: (1) the Company's operating performance, including results against short- and long-term growth targets; and (2) return to stockholders over time, both on an absolute basis and relative to other companies, including both our peers and the S&P 500.

2022 Business Highlights

We measure our operating performance relative to the execution of a proven strategy that reflects five coherent themes that leverage our differentiated strengths and capabilities. This "5-Point Strategy" supports a business model which is both enduring in a highly volatile industry and difficult for competitors to replicate. Our strategy creates a unique way to compete for customers, workforce talent, supplier-partner support and stockholder capital. We take none of these stakeholders for granted and our goal is to create sustained value for all of them while making a positive impact in the communities we serve. Highlighted accomplishments among the 5-Point Strategy for 2022 include:



GROW ORGANICALLY	DIVERSIFY MERCHANDISE MIX	SUSTAIN COST LEADERSHIP	CREATE ADVANTAGE FROM MARKET VOLATILITY	INVEST FOR THE LONG-TERM
GREW PORTFOLIO TO **1,712** STORES	DELIVERED **9.3%** GROWTH IN MERCHANDISE CONTRIBUTION TO $767M	MAINTAINED DISCIPLINE TO PRESERVE LOW-COST STRUCTURE DESPITE INFLATIONARY PRESSURES	GREW TOTAL FUEL CONTRIBUTION TO **$1.6B**	REPURCHASED **3.3M** SHARES
• Added 34 new Murphy-branded stores and 2 QuickChek stores • Completed 32 Raze and Rebuild stores	• Grew merchandise sales by 6.1% • Grew non-tobacco contribution dollars by 12.2%, including 9.3% growth in food and beverage	• Implemented employee appreciation incentive program to increase engagement and reduce turnover • Leveraged scale and relationships to limit vendor cost inflation	• Strengthened our low-price position to capture market share • Grew per store volumes 6.6% at 34 cpg margins	• Repurchased $800+M worth of stock while growing the per-share dividend ~21% in 2022 • Launched several business transformation initiatives to perpetuate and grow our advantaged model

MURPHY USA

Return to Stockholders

Since its inception, the Company has delivered consistent returns to our stockholders. Throughout January of 2022, the Company completed its $500 million share repurchase program initiated in October 2020. In 2022, the Company repurchased an additional $786 million in shares under the $1 billion share repurchase plan announced in 2021. As of year-end, $214 million remained available to be executed by December 31, 2026.

In total, we have completed over $2.7 billion in share repurchases and have reduced the original share count by more than 53% in a little more than 9 years of operation. Additionally, the Company announced in October 2022 a 21% year-over-year increase to the quarterly dividend, bringing it to $0.35 cents per share.

Our three-year annualized total shareholder return (TSR) for the period ending December 31, 2022 of approximately 35% outpaced the median TSR of our peer group (discussed in the "Role of Market Data" section included on page 26 in this Proxy Statement).

Annualized Total Shareholder Return



3-year TSR as of 12/31/22

2022 "Say-on-Pay" Vote Result

The Committee carefully considered the results of our May 2022 Say-on-Pay vote on NEO compensation, in which 95.7% of the advisory votes cast were in support of the Company's Say-on-Pay proposal and executive compensation programs for our NEOs as described in our 2022 Proxy Statement. The Committee interpreted this level of support as affirmation by our stockholders of the design and overall execution of our executive compensation programs.

Throughout the past year, the Company engaged in dialogue with our largest stockholders about various corporate governance topics, including executive compensation. The Company values these discussions and encourages our stockholders to provide feedback about our executive compensation programs.

Based on the results of the 2022 vote and our ongoing dialogue with our stockholders, as well as a consideration of evolving best practices, the Committee continues to examine our compensation programs to ensure alignment with stockholder interests remains strong.

Compensation Design Principles and Governance Practices

The Committee intends for its compensation design principles to protect and promote our stockholders' interests. We believe our NEO compensation programs are consistent with best practices for sound corporate governance.

WE DO	WE DO NOT
✓ Pay for performance – a large majority of compensation is performance-based and at-risk	✗ Maintain employment contracts
✓ Mitigate undue business risk in compensation programs and perform an annual compensation risk assessment	✗ Maintain separate CIC agreements other than with the CEO
✓ Utilize an independent compensation consultant	✗ Provide excise tax gross-ups on CIC benefits
✓ Provide modest perquisites	✗ Provide tax gross-ups on perquisites, except in connection with relocation assistance
✓ Maintain stock ownership guidelines and restrict pledging	✗ Allow repricing or cash buyout of underwater options
✓ Prohibit hedging transactions by executives	✗ Allow current payment of dividends or dividend equivalents on unearned long-term incentives
✓ Include "clawbacks" in our annual and long-term incentive plans	
✓ Effective with equity awards granted in 2023 under our current equity plan and, if approved, all equity grants to our employees under the Murphy USA, Inc. 2023 Plan, employ a "modified double trigger" for equity awards following a change-in-control ("CIC")	

Role of the Committee

The Committee has responsibility for discharging the Board of Directors' responsibilities with respect to compensation of the Company's executives. In particular, the Committee annually reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance in light of those goals and objectives, and determines and approves the CEO's compensation based on this evaluation. In doing so, the Committee reviews all elements of the CEO's compensation. The Committee also approves executive compensation for the Company's other executive officers, approves and administers incentive compensation and equity-based plans, and monitors compliance of directors and executive officers with Company stock ownership requirements. Pursuant to its charter, the Committee has the sole authority to retain and terminate compensation consultants as well the sole authority to approve their fees and other retention terms. The Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors. For additional information on the responsibilities of the Committee, see the "Committees–Executive Compensation Committee" section included on page 14 in this Proxy Statement.

Role of Market Data

The Committee adopted a peer group for purposes of reviewing and approving 2022 compensation. Due to the relatively small number of publicly-traded retail convenience store competitors, the group was broadened to include other companies in similar industries with which Murphy USA competes for executive talent in order to create a sufficient sample of companies against which compensation can be compared. The peer group was developed based on certain attributes including:

- Industry Sector: Direct motor fuel and convenience retailers, retailers exposed to vehicle miles traveled, and other small box, common goods retailers (e.g., quick service restaurants)

- Scale of Operation: Revenue, non-fuel revenue, earnings before interest, taxes, depreciation, and amortization, market capitalization, number of employees, and store count

- Method of Operation: Company-operated sites and direct-owned real estate

MURPHY USA★

The 2022 compensation peer group consists of the following companies:

- Alimentation Couche-Tard
- Advance Auto Parts
- Arko
- AutoZone
- Brinker
- Casey's General Stores
- Chipotle Mexican Group
- Cracker Barrel
- Dollar General
- Dollar Tree

- Five Below
- Foot Locker
- GameStop
- Monro
- O'Reilly Automotive
- Sally Beauty
- TravelCenters of America
- Ulta Beauty

The performance peer group used to assess relative TSR performance under the Company's PSU program is identical to the 2022 compensation peer group.

In addition to comparator company information, the Committee uses several industry compensation surveys to determine competitive market pay levels for the NEOs.

Base salaries and total target direct compensation for the Company's NEOs were compared to the median of the market data to determine whether the Company's compensation practices were in alignment with market pay levels. When making compensation-related decisions, the Committee aims to set compensation levels for executive officers based on a deliberate review of market compensation for a particular position as well as each individual's possession of a unique skill or knowledge set, proven leadership capabilities or experience and Company performance. Based on such factors, the Committee may determine with respect to one or more individuals that it is appropriate for compensation to meet, exceed, or fall below the median of the market data for a particular compensation element or total compensation.

Role of the CEO in Compensation Decisions

The CEO periodically reviews the performance of each of the NEOs, excluding himself, develops preliminary recommendations regarding salary adjustments and annual and long-term award amounts, and provides recommendations to the Committee. The Committee can exercise its discretion to modify any recommendations and make final decisions. The CEO does not participate in Committee discussions regarding CEO compensation.

Elements of Compensation

Our compensation program is primarily comprised of three key components, each designed to be market-competitive and to help attract, motivate, retain and reward our NEOs.

ELEMENT	KEY CHARACTERISTICS	OBJECTIVES
Base Salary	• Fixed minimum level of compensation	• Reward the executive for day-to-day execution of primary duties and responsibilities
	• Reviewed annually and adjusted if and when appropriate	• Provide a foundation level of compensation upon which incentive opportunities can be added to provide the motivation to deliver superior performance
Annual Incentives	• Variable cash compensation component	• Motivate and reward NEOs for achieving annual business goals
	• Performance-based award opportunity based on annual operational and individual performance	• Align executives' interests with the interests of stockholders
		• Encourage responsible risk-taking and individual accountability
Long-term Incentives	• Variable equity-based compensation component	• Align executives' interests with the interests of stockholders
	• Performance-based award opportunity based on long-term performance	• Reinforce the critical objective of building stockholder value over the long term
		• Focus management attention upon the execution of the long-term business strategy

The majority of our NEO compensation is performance-based and is issued in the form of both annual and long-term incentives. Individuals in a position to influence the growth of stockholder value have larger portions of their total compensation delivered in the form of equity-based long-term incentives. The target mix of the elements of the compensation program for the CEO and other NEOs is shown in the following charts which outline the size, in percentage terms, of each element of target compensation.

Target Compensation Mix



Target Compensation Mix

CEO | Other NEOs

■ Salary   ■ Annual Incentives   ■ Long-term Incentives

Base Salary

Base salary is designed to provide a competitive fixed rate of pay recognizing each employee's level of responsibility and performance. In setting base salary levels for NEOs, the Committee considers competitive market data in addition to other factors such as duties and responsibilities, experience, individual performance, retention concerns, internal equity considerations, Company performance, general economic conditions and marketplace compensation trends.

Base salaries are reviewed annually. In 2022, the Committee adjusted salaries awarded to each NEO to bring salaries closer to competitive market levels for similar positions. The following table shows the annual base salary rates for each of the NEOs effective February 1, 2021 and February 1, 2022:

NAME	TITLE	2021 SALARY ($)	2022 SALARY ($)
R. Andrew Clyde	President & CEO	1,235,000	1,235,000
Mindy K. West	EVP Fuels, CFO & Treasurer	700,000	725,000
Renee M. Bacon	SVP S&O & Chief Merchandising Officer	445,000	460,000
Robert J. Chumley	SVP & Chief Digital Officer	445,000	455,000
Blake H. Segal	SVP QuickChek	450,000	455,000

Annual Incentive Plan

We provide annual incentives for our executive officers through our stockholder-approved Murphy USA Inc. 2019 Annual Incentive Plan, as amended and restated effective as of January 1, 2019 (the "AIP"). The primary objective of the AIP is to align corporate and individual goals with stockholder interests and Company strategy and to reward employees for their performance relative to those goals. Murphy USA targets the median of market pay levels for target annual incentive compensation.

The actual bonus earned by executives may be above or below the median of market pay levels based on actual Murphy USA performance.

MURPHY USA★

The Committee reviews market data annually with respect to competitive pay levels and sets specific bonus opportunities for each of our NEOs. The annual bonus target for Mr. Clyde was increased for 2022 to better align with similarly situated positions within the peer group. The following table shows target bonuses as a percentage of base salary for each of the NEOs in 2022:

NAME	TITLE	TARGET BONUS AS A % OF SALARY
R. Andrew Clyde	President & CEO	140
Mindy K. West	EVP Fuels, CFO & Treasurer	85
Renee M. Bacon	SVP S&O & Chief Merchandising Officer	70
Robert J. Chumley	SVP & Chief Digital Officer	70
Blake H. Segal	SVP QuickChek	70

Each NEO's actual AIP bonus payment is determined by multiplying their target bonus amount by the corporate performance weighted performance score, as described below. The Committee has the authority to exercise negative discretion to reduce an NEO's bonus payout based on subjective individual criteria to determine the final payout amount. The NEO's actual AIP bonus payment may not exceed 200% of their target amount.

2022 Corporate Performance

For 2022, the AIP metrics for the Company consisted of Adjusted EBITDA, profitability as measured by Coverage Ratio, Merchandise Margin Contribution, and Fuel Margin Contribution, and Fuel Volume. The Committee believes the combination of these metrics reflected the overall key goals and objectives for the Company for 2022.

The Company delivered exceptional operating and financial performance in 2022, with higher fuel margin contribution, higher merchandise profits, higher adjusted EBITDA, and continued synergy benefits from the QuickChek acquisition.

The following table summarizes the AIP performance metrics and corresponding weightings used in determining annual incentive award payouts for our NEOs and the weighted performance scores for each based on actual performance during 2022:

METRIC	WEIGHTING (%)	THRESHOLD (50% PAYOUT)	TARGET (100% PAYOUT)	MAXIMUM (200% PAYOUT)	ACTUAL	PAYOUT% OF TARGET (%)	WEIGHTED PERFORMANCE SCORE (%)
Adjusted EBITDA ($MM)[1]	40	595.0	680.0	790.0	1,190.8	200.0	80.0
Fuel Volume (K-gal APSM)[2]	20	228.0	242.0	253.0	244.6	123.5	24.7
Fuel Contribution ($MM)[3]	10	946.0	1,053.0	1,160.0	1,630.0	200.0	20.0
Merchandise Contribution ($MM)[4]	15	735.0	754.0	794.0	767.1	132.8	19.9
Coverage Ratio (%)[5]	15	98.6	101.3	103.6	100.1	77.8	11.7
Total	100						156.3

(1) Adjusted EBITDA is computed by adding net income (loss) plus net interest expense, plus income tax expense, depreciation and amortization, and Adjusted EBITDA adds back (i) other non-cash items (e.g., impairment of properties and accretion of asset retirement obligations) and (ii) other items that management does not consider to be meaningful in assessing our operating performance (e.g., (income/loss) from discontinued operations, net settlement proceeds, (gain) loss on sale of assets, transaction and integration costs related to acquisitions and other non-operating (income) expense). Please refer to the reconciliation in Appendix A.

(2) Thousands of gallons average per store month (APSM) for all stores in full month of operation.

(3) Fuel Contribution means the overall profit (margin) made on fuel volume sold after applicable expenses are paid and is calculated (i)(A) petroleum product sales plus (B) RINs and other, less (i) petroleum product cost of goods sold.

(4) Merchandise Contribution means the overall profit (margin) made on merchandise sales after applicable cost of goods sold.

(5) Coverage Ratio is computed by dividing Merchandise Contribution by OpEx plus allocated G&A and other expenses.

Individual Performance

In addition to the corporate performance component for 2022, the AIP permitted the Committee to exercise its discretion to reduce an NEO's award based on the Committee's subjective review of his or her performance relative to the achievement of the metrics outlined above, business plan execution and other qualitative results. We believe that it is important to include this component in our AIP in order to take into account NEO performance that, in the Committee's opinion, justifies an adjustment in the amount otherwise payable to a NEO based on objective corporate performance. Overall, amounts earned under the AIP cannot exceed 200% of target. In 2022, the Committee believed that our NEOs' individual performance was appropriately reflected in our corporate performance results. Thus, the Committee opted not to make any adjustments to the awards earned by our NEOs and payable under the AIP based on our corporate performance.

Overall Performance and Payouts

After certifying the results relative to our performance metrics and considering each individual's contributions throughout the year, the Committee approved the following payments for our NEOs for 2022:

NAME	BONUS TARGET ($)	AIP % ACHIEVED	ACTUAL BONUS ($)
R. Andrew Clyde	1,723,854	156.3	2,694,384
Mindy K. West	614,479	156.3	960,431
Renee M. Bacon	321,125	156.3	501,919
Robert J. Chumley	317,917	156.3	496,904
Blake H. Segal	318,208	156.3	497,360

Long-Term Incentive Compensation

We provide share-based, long-term compensation to our executive officers through our stockholder-approved Murphy USA Inc. 2013 Long-Term Incentive Plan, as amended and restated effective as of February 9, 2017 (the "2013 Plan"). As further described under "Proposal 4: Approval of the Murphy USA Inc. 2023 Omnibus Incentive Plan," at the Annual Meeting, the stockholders will be asked to approve the Murphy USA Inc. 2023 Omnibus Incentive Plan (the "2023 Plan") which, among other things, will allow for the issuance of up to 1.725 million shares of common stock for compensation to our employees and directors. The 2023 Plan will replace the 2013 LTIP, which was most recently approved at the 2017 Annual Meeting of Stockholders, and the Murphy USA Inc. 2013 Stock Plan for Non-Employee Directors, each of which are set to expire in August of 2023.

Long-term incentive levels for Murphy USA's officers are targeted at the median of competitive market pay levels. The program provides for a variety of stock and share-based awards, including stock options and RSUs, each of which vests over a period determined by the Committee, as well as PSUs that are earned based on the Company's achievement of two equally-weighted objective performance goals. We believe that these awards create a powerful link between the creation of stockholder value and executive pay delivered. In addition, we believe that the balance between absolute and relative performance achieved through the use of stock options, return on average capital employed ROACE-based PSUs and relative TSR-based PSUs is appropriate and complement the performance measures we utilize under our AIP. In order for executives to fully realize their targeted opportunities, Murphy USA must both successfully achieve its long-term goals and outperform its peers.

	STOCK OPTIONS	RESTRICTED STOCK UNITS	PERFORMANCE STOCK UNITS
Weighting	25%	25%	50%
Objectives	• Provide a direct link between executive officer compensation and the value delivered to stockholders	• Drive behaviors to create value for stockholders by linking executive compensation to stock price performance • Encourage retention • Result in actual share ownership (thereby supporting the Company's stock ownership guidelines)	• Align executives' interests with the interests of stockholders • Reinforce the critical objective of building stockholder value over the long term • Focus management attention upon the execution of the long-term business strategy
Performance Conditions	• While no express performance conditions, stock options are inherently performance-based, as option holders only realize benefits if the value of our stock increases following the grant date	• While no express performance conditions, RSUs are inherently aligned with the interests of our stockholders because their ultimate value is directly linked to future appreciation in our share price	• 50% – ROACE • 50% – TSR relative to our performance peer group
Term	• Seven years	• Three years	• Three years
Vesting	• Vest in two equal installments on the second and third anniversaries of the grant date	• Cliff vest on the third anniversary of the grant date	• Cliff vest after three years upon certification of results
Payout	• Upon exercise, participant acquires net common shares at the previously defined exercise price	• Participant acquires unrestricted shares of common stock upon vesting	• Payment made in unrestricted shares of common stock at the end of three years upon approval of performance results by the Committee • Payouts at 50% of target for threshold level of performance • Maximum payouts capped at 200% of target
Dividends	• N/A	• Dividend equivalent units are accumulated during the 3 year vesting period and pay out only if the underlying RSUs vest	• Dividend equivalent units are accumulated during the performance period and pay out only to the extent that the underlying PSUs vest and are earned

Performance Stock Units

Vesting for 50% of the PSUs granted in 2022 will be based on Murphy USA's TSR performance between 2022 and 2024 relative to the Company's performance peer group (which is the same as the compensation peer group on page 27). The Committee considers relative TSR an appropriate metric as it aligns the pay for our officers to the appreciation (or reduction) our stockholders receive in their investment in Murphy USA. TSR achievement and corresponding payout levels are as follows:

ACHIEVEMENT LEVEL	PERCENTILE RANK RELATIVE TO PEERS	PAYOUT % OF TARGET[1]
Maximum	≥75th	200
Target	50th	100
Threshold	25th	50
Below Threshold	<25th	0

(1) Payout will be interpolated on a linear basis for performance between levels of achievement

Vesting for the remaining 50% of the PSUs granted in 2022 will be based on Murphy USA's three-year average ROACE performance between 2022 and 2024 as compared to the Company's three-year ROACE target set by the Committee at the beginning of the performance period.

Earned Amounts of 2020 to 2022 PSUs

In February 2023, the Committee certified the performance results for the 2020 PSUs for the three-year performance period that ended December 31, 2022. Under the provisions of these awards, the PSUs were subject to two equally-weighted metrics, ROACE and TSR relative to our peer group. As a result of the Company's strong performance, the PSUs were earned at 200% of target.

The following table summarizes the final performance metrics and corresponding weightings used in determining the number of PSUs earned and the weighted performance scores for each based on actual performance during the three-year period:

METRIC	WEIGHTING (%)	THRESHOLD (50% PAYOUT)	TARGET (100% PAYOUT)	MAXIMUM (200% PAYOUT)	ACTUAL	PAYOUT % OF TARGET (%)	WEIGHTED PERFORMANCE SCORE (%)
ROACE (%)	50	10.0	11.5	13.0	28.5	200.0	100.0
Relative TSR (Percentile Rank)	50	25th	50th	75th	88.2	200.0	100.0
Total	100						200.0%

Employee Benefits and Perquisites

Murphy USA's executives are provided usual and customary employee benefits available to all employees (except certain hourly retail employees). These include a qualified defined contribution plan (401(k)) ("Savings Plan"), health insurance, life insurance, accidental death and dismemberment insurance, medical and dental insurance, vision insurance and long-term disability insurance.

The purpose of the Savings Plan, a tax-qualified defined contribution retirement plan, is to provide retirement benefits for all the employees of Murphy USA who participate. All employees are allowed to contribute on a pre-tax basis up to 25 percent of their eligible pay. The Company matches contributions, dollar-for-dollar, up to the first six percent of base pay. Participating employees, including the NEOs, are immediately vested in all employee and Company-matched contributions.

Murphy USA provides a Supplemental Executive Retirement Plan ("Murphy USA SERP"), a nonqualified deferred compensation plan, to eligible executives, including the NEOs. The Murphy USA SERP is intended to restore qualified defined contribution (Savings Plan

and profit-sharing) plan benefits restricted under the Internal Revenue Code of 1986 (the "IRC") to certain highly-compensated individuals. The Company funds the Murphy USA SERP through the use of a rabbi trust. The Company's obligations under the Murphy USA SERP are recorded in the financial statements and in the event of the Company's bankruptcy or insolvency, the assets held by the rabbi trust could become subject to the claims of the Company's creditors.

Murphy USA offers limited perquisites to our NEOs consistent with those offered by our peer group. The Board of Directors has authorized up to 50 hours annually of personal use of Company aircraft for our CEO as part of his total compensation package. The value of such personal use is periodically reported to the Committee and is reported as taxable income to the CEO, with no income tax assistance or gross-ups provided by the Company.

Reportable values for such personal use is based on the incremental costs to the Company, as provided in the "All Other Compensation" column of the Summary Compensation Table included on page 35 in this Proxy Statement.

Other Policies

Severance and Change-in-Control Protection

The Company has not entered into any employment, CIC or termination agreements with its NEOs, other than with the CEO.

Mr. Clyde is party to a Severance Protection Agreement (the "SPA") which was inherited from our predecessor, Murphy Oil. The SPA provides Mr. Clyde with certain severance benefits if his employment is terminated under certain circumstances within 24 months following a CIC. If Mr. Clyde's employment is terminated by Murphy USA "without cause" or by Mr. Clyde for "good reason" within this 24-month window, Mr. Clyde will be entitled to his earned but unpaid compensation, a lump-sum severance payment equal to three times the sum of his base salary and the average of his last three annual bonuses prior to the termination date (or, if higher, prior to the CIC), accelerated vesting of his outstanding equity-based awards (provided that any performance-based awards will be paid assuming the target level of performance), and continued life, accident and health insurance benefits for 36 months. Mr. Clyde will not be entitled to any "golden parachute" excise tax gross-up payments. The SPA provides for an excise tax cut back to reduce payments to a level such that the excise tax under Sections 280G and 4999 of the IRC will not apply (unless Mr. Clyde would receive a greater amount of severance benefits on an after-tax basis without a cutback, in which case the cutback would not apply). Pursuant to the SPA, Mr. Clyde will be subject to a non-disclosure covenant and non-solicitation and non-competition restrictive covenants for 12 months following any such termination.

Under the terms of the 2013 Plan, unless otherwise set forth in an applicable award agreement, in the event of a CIC, all outstanding equity awards will vest, become immediately exercisable or payable and have all restrictions lifted. Any performance-based awards will be paid assuming the target level of performance. Effective with awards granted in 2023 under the 2013 Plan and, if approved, awards under the 2023 Plan, in the event of a CIC, awards which are assumed or replaced by the acquiring entity will not vest unless the award recipient also experiences a qualifying termination within two years of a CIC (commonly referred to as a modified "double-trigger" basis).

Stock Ownership Guidelines

To further align the interests of our officers with those of our stockholders, the Board of Directors expects all officers to display confidence in the Company through the ownership of a significant amount of our stock. Under

these guidelines as set forth in the Company's Corporate Governance Guidelines, officers, including our NEOs, are expected to hold Murphy USA common stock having a value that is equivalent to a multiple of each officer's annualized base salary within five years of assuming their position or, in some cases, a shorter period of time as determined by the Executive Compensation Committee. The targeted multiples vary among the executives depending upon their position:

- CEO: 5x annual salary
- EVPs: 3x annual salary
- SVPs: 2x annual salary
- VPs: 1x annual salary

Because the stock ownership guidelines are a multiple of each officer's annualized salary, the value that must be maintained will increase proportionally with salary increases. Officers are expected to achieve targets within five years of assuming their positions. Shares owned directly by the officers, including shares underlying RSUs, those owned indirectly, assuming the officer has an economic interest in the shares, and shares held through our employee benefit plans, including the Savings Plan and deferred compensation plan for executives, are included in calculating ownership levels. Shares underlying stock options and unearned PSUs do not count toward the ownership guidelines. At December 31, 2022, all of our NEOs had met or were on track to comply with these stock ownership guidelines within the applicable five-year period.

Likewise, each member of our Board of Directors is expected to achieve ownership of at least three times their annual cash retainer within five years of service as discussed in the Compensation of Directors section of this Proxy Statement on page 15. As noted above, at December 31, 2022, all of our directors had met or were on track to comply with these stock ownership guidelines within the applicable five-year period.

The Committee will periodically assess these guidelines, monitor director and executive officer ownership levels relative to these guidelines and make recommendations as appropriate.

Pledging Policy

A director or executive officer may not pledge Company securities, including by purchasing Company securities on margin or holding Company securities in a margin account, until he or she has achieved the applicable stock ownership target specified in the Corporate Governance Guidelines. Once such stock ownership target has been achieved, such director or executive

officer is permitted to pledge Company securities in compliance with applicable law, so long as all stock owned to satisfy the applicable stock ownership target remains unpledged. Any pledging of shares must be disclosed to the Corporate Secretary and to the Board in advance of such pledging. All of our directors and executive officers are in compliance with our pledging policy.

Prohibition on Hedging

To ensure that Murphy USA Directors and executive officers, including our NEOs, bear the full risks of Murphy USA common stock ownership, the Company has adopted a policy that prohibits all directors, officers and employees from entering into hedging transactions that are designed to hedge or speculate on any change in the market value of the Company's securities.

Recoupment and Clawback Policy

Our officers are subject to recoupment provisions in both the AIP and 2013 Plan (and, if approved, the 2023 Plan) in the case of certain forfeiture events. If the Company restates its financial statements as a result of negligent, intentional or gross misconduct by the recipient, the Committee may, in its discretion, require that the recipient reimburse the Company with respect to any shares issued or payments made under the AIP or the 2013 Plan in the period covered by the restated financial statements.

The Committee is reviewing the final rule issued by the SEC implementing the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to recoupment of incentive-based compensation and will adopt a clawback policy in accordance with the final rules when the NYSE adopts its listing standards.

Tax Policy

Section 162(m) of the IRC generally limits the tax deductibility of compensation paid to NEOs to $1 million annually.

The Committee has and will continue to retain the flexibility to design and maintain the executive compensation programs in a manner that is most beneficial to stockholders, emphasizing our pay for performance philosophy, including the payment of compensation that is subject to the deduction limits under Section 162(m).

Role of the Compensation Consultant

The Committee has retained Mercer (US) LLC ("Mercer") as its independent compensation consultant. Mercer provides executive and director compensation consulting services to the Committee, regularly attends Committee meetings, reports directly to the Committee on matters relating to compensation for our NEOs and participates in executive sessions without management present. Mercer provides advice and analyses to the Committee on the design and level of executive and director compensation. In connection with their services to the Committee, Mercer works with executive management and the corporate human resources team to formalize proposals for the Committee. The Committee has assessed the independence of Mercer pursuant to SEC rules and concluded that Mercer's work for the Committee does not raise any conflicts of interest.

Compensation-Based Risk Assessment

In February 2023, the Committee completed a review of the Company's policies and practices of compensating its employees (including non-executives) as they relate to the Company's risk management profile to determine whether these policies and practices create risks that are reasonably likely to have a material adverse effect on the Company. As a result of this review, the Committee concluded that any risks arising from the Company's compensation policies and practices for its employees were not reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

The Executive Compensation Committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on the review and discussions, the Executive Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement.

Executive Compensation Committee:
Claiborne P. Deming (Chair)
David L. Goebel
Fred L. Holliger
James W. Keyes
David B. Miller
R. Madison Murphy
Jack T. Taylor

EXECUTIVE COMPENSATION

Further information with respect to the compensation paid to the NEOs is set forth in the following tables:

2022 Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	STOCK AWARDS(1) ($)	OPTION AWARDS(2) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION(3) ($)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS(4) ($)	ALL OTHER COMPENSATION(5) ($)	TOTAL ($)
R. Andrew Clyde President & Chief Executive Officer	2022	1,235,000	—	4,537,169	1,332,814	2,694,384	—	558,008	10,357,375
	2021	1,232,084	—	3,888,885	1,171,200	1,904,493	—	441,495	8,638,157
	2020	1,191,667	—	3,359,570	1,006,768	2,332,687	—	349,607	8,240,299
Mindy K. West Executive Vice President, Fuels, Chief Financial Officer & Treasurer	2022	722,917	—	963,372	288,176	960,431	—	184,953	3,119,849
	2021	697,917	—	966,966	291,200	676,027	5,639	168,215	2,805,964
	2020	672,917	—	871,000	260,176	780,583	195,359	161,760	2,941,795
Renee M. Bacon Senior Vice President, S&O & Chief Merchandising Officer	2022	458,751	—	435,071	133,796	501,919	—	103,061	1,632,598
	2021	442,917	—	420,420	128,000	354,998	—	90,143	1,436,478
	2020	416,667	—	391,061	115,948	420,621	—	75,869	1,420,166
Robert J. Chumley Senior Vice President, Chief Digital Officer	2022	454,167	—	466,148	133,796	496,904	—	95,005	1,646,020
	2021	444,167	—	462,462	140,800	356,000	—	87,774	1,491,203
	2020	433,750	—	444,388	130,088	440,256	—	85,117	1,533,599
Blake H. Segal Senior Vice President QuickChek	2022	454,584	—	435,071	128,650	497,360	—	145,633	1,661,298

(1) The amounts shown represent the grant date fair value of both PSU, RSU and dividend equivalent unit awards granted in 2020, 2021 and 2022 as computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures, as more fully described in the Incentive Plans footnote to the consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2020, December 31, 2021 and December 31, 2022. Amounts shown relating to PSUs and related dividend equivalent units were calculated based on the probable outcome of performance conditions as of the grant date, which was the target level, computed in accordance with FASB ASC Topic 718 excluding the effect of estimated forfeitures. For the 2022 grant, if the maximum payout were shown for the PSUs and related dividend equivalent units, the expense amounts that would be recognized would be: $4,537,169 for Mr. Clyde, $963,372 for Ms. West, $435,071 for Ms. Bacon, $466,148 for Mr. Chumley, and $435,071 for Mr. Segal, although the value of the actual payout to the NEO would depend on the stock price at the time of the payout. If the minimum payout were used, the amounts for PSUs and related dividend equivalent units would be reduced to zero. RSUs and related dividend equivalent units are generally forfeited if grantee's employment terminates for any reason other than retirement, death or full disability. The RSUs and related dividend equivalent units generally vest three years from the date of grant of the RSUs. PSUs and related dividend equivalent units are forfeited if the grantee's employment terminates for any reason other than retirement, death or full disability. The PSUs and related dividend equivalent units vest three years from the date of grant of the PSUs based on the Company's performance relative to two equally-weighted metrics, ROACE and TSR relative to its peers. There is no assurance that the value realized by the executive will be at or near the value included in the table.

(2) The amounts shown represent the grant date fair value as computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures, as more fully described in the Incentive Plans footnote to our consolidated financial statements included in our Annual Report on Form 10-K for the years ended December 31, 2020, December 31, 2021, and December 31, 2022. Options granted generally vest in two equal installments on the second and third anniversaries of the grant date. The options are exercisable for a period of seven years from the date of grant. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance that the value realized by each NEO will be at or near the value disclosed.

(3) Amounts shown for 2022 reflect payments under our AIP, which were paid in February 2023. Amounts shown for 2021 reflect payments under our AIP, which were paid in February 2022. Amounts shown for 2020 reflect payments under our AIP, which were paid in February 2021.

(4) The amounts shown in this column reflect for Ms. West the annual change in accumulated benefits under their accounts in the Murphy Oil Supplemental Executive Retirement Plan ("Murphy Oil SERP"), liability for which was assumed by Murphy USA in connection with the Spin-Off. See Pension Benefits Table included on page 39 in this Proxy Statement for more information. There are no deferred compensation earnings reported in this column, as the Company's non-qualified deferred compensation plans do not provide above-market or preferential earnings. See the 2022 Non-qualified Deferred Compensation Table included on page 40 in this Proxy Statement for more information. Where the annual change in accumulated benefits was negative, it was excluded from this column and from the Summary Compensation Table Total column.

(5) We offer limited perquisites to our NEOs which, together with Company contributions to our qualified savings and nonqualified defined contribution plans, comprise the All Other Compensation column. In 2022, the total amounts were as follows:

NAME	TOTAL CONTRIBUTION TO DC PLANS(a) ($)	TERM LIFE(b) ($)	OTHER(c) ($)
R. Andrew Clyde	323,634	540	233,834
Mindy K. West	176,440	540	7,973
Renee M. Bacon	87,973	540	14,548
Robert J. Chumley	89,160	540	5,305
Blake H. Segal	27,355	540	117,738

(a) Company contributions to qualified and nonqualified defined contribution plans.

(b) Benefit attributable to Company-provided term life insurance policy.

(c) For Mr. Clyde, the amount shown includes $195,762, for personal use of corporate aircraft based on the aggregate incremental cost to the Company. The aggregate incremental cost to the Company is calculated by multiplying, for each trip, the statutory miles times the 12-month average direct cost per statutory mile for the airplane used. The direct costs utilized in the calculation include: travel expenses for the aviation crew, communications expenses, landing fees, fuel and lubrication, contract maintenance and repairs, and the provision allocated for the overhaul of the engines. For Mr. Clyde, the amount shown includes contributions made on his behalf to charitable organizations under the Company's gift matching program of $37,349. For Mr. Segal, the amount includes relocation assistance of $112,515.

Grants of Plan-Based Awards in 2022

The following table provides information regarding both equity and non-equity incentive plan awards granted to each NEO during 2022. All awards are described in more detail in the Compensation Discussion and Analysis section beginning on page 23 in this Proxy Statement.

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1] THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2] THRESHOLD (#)	TARGET (#)	MAXIMUM (#)	ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3] (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[4] ($)
R. Andrew Clyde		861,927	1,723,854	3,447,708							
	02/09/22				7,300	14,600	29,200				3,214,555
	02/09/22							7,300			1,322,614
	02/09/22								25,900	181.18	1,332,814
Mindy K. West		307,240	614,479	1,228,958							
	02/09/22				1,550	3,100	6,200				682,543
	02/09/22							1,550			280,829
	02/09/22								5,600	181.18	288,176
Renee M. Bacon		160,563	321,125	642,250							
	02/09/22				700	1,400	2,800				308,245
	02/09/22							700			126,826
	02/09/22								2,600	181.18	133,796
Robert J. Chumley		158,959	317,917	635,834							
	02/09/22				750	1,500	3,000				330,263
	02/09/22							750			135,885
	02/09/22								2,600	181.18	133,796
Blake H. Segal		159,104	318,208	636,416							
	02/09/22				700	1,400	2,800				308,245
	02/09/22							700			126,826
	02/09/22								2,500	181.18	128,650

(1) Threshold and maximum awards are based on the provisions in our AIP. Actual awards earned can range from 0 to 200 percent of the target awards. The Committee retains the authority to make awards under the program and to use its judgment in adjusting awards downward. Actual payouts for 2022 are reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table" included in this Proxy Statement.

(2) Threshold and maximum awards are based on the provisions of the PSU award agreements. Actual PSU awards earned can range from 0 to 200 percent of the target awards.

(3) Amounts include time-based RSUs, which generally cliff-vest three years after their grant date.

(4) The amounts in this column in respect of the RSUs, PSUs and stock option awards reflect their aggregate grant-date fair values, calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The amounts in this column in respect of the PSUs were calculated based on the probable outcome of the performance condition as of the grant date, which is at the target level, in accordance with FASB ASC Topic 718. For option awards, these amounts represent the grant-date fair value of the option awards using a Black-Scholes-Merton based methodology. The actual value realized by each NEO for these equity awards depends on market prices at the time of exercise. There is no assurance that the value realized by each NEO will be at or near the value included in the table. Assumptions used in the calculation of these amounts are more fully described in the Incentive Plans footnote to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022.

Outstanding Equity Awards at Fiscal Year End 2022

The following table illustrates outstanding Murphy USA equity awards (stock options, RSUs and PSUs) for each NEO as of December 31, 2022.

NAME	GRANT DATE	OPTION AWARDS				STOCK AWARDS			
		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE[1] (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION (MM/DD/YY) DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[2] (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED[3] ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[4] (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED[3] ($)
R. Andrew Clyde	02/07/18	38,400	—	71.00	02/07/25				
	02/06/19	44,600	—	76.15	02/06/26				
	02/05/20	17,800	17,800	106.72	02/05/27				
	02/10/21		36,600	126.00	02/10/28				
	02/09/22		25,900	181.18	02/09/29				
	02/05/20					9,581	2,678,273		
	02/10/21					9,361	2,616,774		
	02/09/22					7,337	2,050,985		
	02/05/20					38,324[5]	10,713,091		
	02/10/21							37,444	10,467,096
	02/09/22							29,348	8,203,940
Mindy K. West	02/06/19	12,100	—	76.15	02/06/26				
	02/05/20	4,600	4,600	106.72	02/05/27				
	02/10/21		9,100	126.00	02/10/28				
	02/09/22		5,600	181.18	02/09/29				
	09/06/13					12,505[6]	3,495,648		
	02/05/20					2,484	694,377		
	02/10/21					2,328	650,769		
	02/09/22					1,558	435,523		
	02/05/20					9,936[5]	2,777,509		
	02/10/21							9,312	2,603,076
	02/09/22							6,232	1,742,093
Renee M. Bacon	02/05/20	2,050	2,050	106.72	02/05/27				
	02/10/21		4,000	126.00	02/10/28				
	02/09/22		2,600	181.18	02/09/29				
	02/05/20					1,115	311,687		
	02/10/21					1,012	282,894		
	02/09/22					704	196,796		
	02/05/20					4,460[5]	1,246,748		
	02/10/21							4,048	1,131,578
	02/09/22							4,816	1,346,265
Robert J. Chumley	02/08/17	6,700	—	65.75	02/08/24				
	02/06/19	6,100	—	76.15	02/06/26				
	02/05/20	2,300	2,300	106.72	02/05/27				
	02/10/21		4,400	126.00	02/10/28				
	02/09/22		2,600	181.18	02/09/29				
	02/05/20					1,267	354,177		
	02/10/21					1,113	311,128		
	02/09/22					754	210,773		
	02/05/20					5,068[5]	1,416,709		
	02/10/21							4,452	1,244,512
	02/09/22							3,016	843,093
Blake H. Segal	09/13/21		900	149.22	09/13/28				
	02/09/22		2,500	181.18	02/10/29				
	09/13/21					252	70,444		
	02/09/22					704	196,796		
	09/13/21							1,008	281,776
	02/09/22							2,816	787,185

(1) Stock options vest 50 percent on the two-year anniversary of the original grant date with the remaining 50 percent vesting on the three-year anniversary of the original grant date. All options expire seven years after the original grant date.

(2) RSUs generally vest on the three-year anniversary of the date on which they were originally granted.

(3) Value was determined based on a December 30, 2022 closing stock price of $279.54 per share.

(4) The amounts shown represent the number of outstanding PSUs that remain subject to performance conditions. These numbers represent PSUs that each NEO would receive assuming the performance conditions are achieved at maximum (200 percent). The actual numbers of PSUs earned at the end of the performance period will be based on Company performance. To the extent earned, these outstanding PSUs will cliff-vest on the three-year anniversary of the grant date once results have been certified.

(5) Reflects the number of PSUs determined to be earned for the performance period ended December 31, 2022, which were vested and settled early in 2023.

(6) Pension restoration RSUs granted in conjunction with the Spin-Off; will vest on the ten-year anniversary of the grant date.

Option Exercises and Stock Vested in 2022

The following table summarizes the value received by each NEO from stock option exercises and stock grants that vested during 2022.

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE[1] ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING[2] ($)
R. Andrew Clyde	51,800	8,829,310	60,025	10,902,941
Mindy K. West	10,500	2,244,375	16,140	2,931,670
Renee M. Bacon	4,800	778,080	6,560	1,191,558
Robert J. Chumley	2,550	423,759	8,070	1,465,835
Blake H. Segal	—	—	—	—

(1) The value shown reflects the pre-tax gain realized upon the exercise of options, which is the difference between the fair market value on the date of exercise and the exercise price of the options.
(2) The amounts shown in this column reflect the pre-tax gain realized upon vesting of RSUs and PSUs, which is the fair market value of the shares on the date of vesting.

2022 Pension Benefits Table

The following table presents the value of the frozen accrued benefits of the NEOs under the defined benefit portion of the Murphy Oil SERP, liability for which was assumed by Murphy USA in connection with the Spin-Off. Murphy Oil remains responsible for all accrued benefits to our NEOs under the tax-qualified Murphy Oil Retirement Plan.

NAME	PLAN NAME[1]	NUMBER OF YEARS OF CREDITED SERVICE (#)[2]	PRESENT VALUE OF ACCUMULATED BENEFIT ($)	PAYMENTS DURING LAST FISCAL YEAR ($)
R. Andrew Clyde	—	—	—	—
Mindy K. West	Murphy USA Supplemental Executive Retirement Plan	17.247	687,420	—
Renee M. Bacon	—	—	—	—
Robert J. Chumley	—	—	—	—
Blake H. Segal	—	—	—	—

(1) Liabilities for benefits accrued for NEOs and other executive employees under the defined contributions portion of the Murphy Oil SERP were transferred to the Murphy USA SERP effective on the date of the Spin-Off and are included in the "2022 Non-Qualified Deferred Compensation Table" that follows.
(2) The number of years of credited service reflects the frozen number of years of service credited under the Murphy Oil SERP through the date of the Spin-Off.

The accrued benefits presented above are based on a final-average-earning calculation. Frozen final average earnings which could not be included under a tax-qualified retirement plan were as follows: Ms. West $286,153. The following assumptions were used in determining the present value amounts at December 31, 2022:

- Discount Rate – 5.56%
- Mortality Table – Pri-2012 White Collar Amount- Weighted Mortality Table projected generationally with MP-2021 mortality improvement scale
- Assumed retirement date at age 62

2022 Non-Qualified Deferred Compensation Table

The following table includes the value of the accrued benefits of the NEOs under the defined contribution portion of the Murphy Oil SERP, liability for which was assumed by Murphy USA in connection with the Spin-Off, as well as the benefits accrued by the NEOs under the Murphy USA SERP from the date of the Spin-Off, through December 31, 2022.

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FISCAL YEAR[1] ($)	REGISTRANT CONTRIBUTIONS IN LAST FISCAL YEAR[2] ($)	AGGREGATE EARNINGS IN LAST FISCAL YEAR ($)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AT LAST FYE[2] ($)
R. Andrew Clyde	284,050	285,034	1,214,704	—	7,570,544
Mindy K. West	57,833	137,040	(258,824)	—	1,413,130
Renee M. Bacon	296,834	49,373	(133,771)	—	755,539
Robert J. Chumley	95,107	50,710	(94,739)	—	533,631
Blake H. Segal	—	2,200	(165)	—	1,310

(1) The executive contributions in the last fiscal year have been included in the "Salary" column for the NEO in the 2022 Summary Compensation Table.

(2) The registrant contributions in the last fiscal year have been included in the "All Other Compensation" for the NEO in the 2022 Summary Compensation Table.

Potential Payments Upon Termination or Termination in Connection with a Change-in-Control

The Company does not have employment, CIC or termination agreements with its NEOs other than the SPA with the CEO, which was inherited by Murphy USA in connection with the Spin-Off from prior parent Murphy Oil. However, unless otherwise provided in an award agreement, upon a CIC, as defined in the 2013 Plan, all outstanding equity awards granted under such plan shall vest and become immediately exercisable or payable, or have all restrictions lifted that apply to the type of award. Any performance-based awards will be paid at the target level of performance.

The SPA with Mr. Clyde provides certain severance benefits if Mr. Clyde's employment is terminated within 24 months following a CIC. If his employment is terminated by Murphy USA without "Cause" or by Mr. Clyde for "Good Reason" within this 24-month window, Mr. Clyde will be entitled to his earned but unpaid compensation, a lump-sum severance payment equal to three times the sum of his base salary and the average of his last three annual bonuses prior to the

termination date (or, if higher, prior to the CIC), accelerated vesting of his outstanding equity-based awards (provided that any performance-based awards be paid assuming the target level of performance) and continued life, accident and health insurance benefits for 36 months. Mr. Clyde will not be entitled to any "golden parachute" excise tax gross-up payments. The SPA provides for an excise tax cut back to reduce payments to a level such that the excise tax under Sections 280G and 4999 of the IRC will not apply (unless Mr. Clyde would receive a greater amount of severance benefits on an after-tax basis without a cutback, in which case the cutback will not apply). Pursuant to the SPA, Mr. Clyde will be subject to a non-disclosure covenant and non-solicitation and non-competition restrictive covenants for 12 months following any such termination.

The Company has no other agreement, contract, plan or arrangement, written or unwritten, that provides for potential payments to any other NEOs upon termination or a CIC, (other than our RSU and PSU agreements that provide for pro-rated vesting upon death, full disability or retirement), with any PSUs eligible to vest remaining subject to actual final performance.

The following table presents estimated amounts that would have been payable to our NEOs if the described event had occurred on December 31, 2022, the last business day of the last fiscal year:

NAME	CATEGORY	QUALIFIED TERMINATION WITH A CHANGE OF CONTROL ($)	DEATH, DISABILITY OR RETIREMENT ($)	RESIGNATION
R. Andrew Clyde	Severance[1]	10,638,184	—	—
	Non-Equity Compensation[2]	2,694,384	2,694,384	—
	Unvested & Accelerated[3]	—	—	—
	Full Value Awards	22,038,378	14,576,613	—
	Stock Options	11,243,284	—	—
Mindy K. West	Non-Equity Compensation[2]	960,431	960,431	—
	Unvested & Accelerated[3]	—	—	—
	Full Value Awards	8,837,129	6,904,638	—
	Stock Options	2,743,002	—	—
Renee M. Bacon	Non-Equity Compensation[2]	501,919	501,919	—
	Unvested & Accelerated[3]	—	—	—
	Full Value Awards	2,374,001	1,615,741	—
	Stock Options	1,224,177	—	—
Robert J. Chumley	Non-Equity Compensation[2]	496,904	496,904	—
	Unvested & Accelerated[3]	—	—	—
	Full Value Awards	2,628,556	1,805,549	—
	Stock Options	1,328,798	—	—
Blake H. Segal	Non-Equity Compensation[2]	497,360	497,360	—
	Unvested & Accelerated[3]	—	—	—
	Full Value Awards	801,031	289,324	—
	Stock Options	363,188	—	—

(1) Represents three times the sum of base salary, the average of his last three bonus payouts and the cost of Company-provided term life insurance policy. Mr. Clyde does not participate in our health insurance program.

(2) Non-equity compensation is calculated under the terms of the AIP. Although actual awards, if any, are subject to attaining certain performance-based targets, for purposes of this table, non-equity compensation is calculated based on actual awards earned in 2022.

(3) In the event of a CIC, all unvested outstanding equity awards shall vest, become immediately exercisable or payable, or have all restrictions lifted as may apply to the type of the award. In the event of termination of employment on account of death, disability or retirement, outstanding RSUs, PSUs and related dividend equivalent units will vest on a pro-rated basis, based on the period between the grant date and the termination date. This amount reflects the incremental value of the current unvested outstanding RSUs, PSUs (assuming the target level of performance) and options. In the event of a termination, the exercise period for stock options is reduced to the lesser of the expiration date of the award or two years from date of termination.

2022 Pay Ratio Disclosure

Pay Ratio

In accordance with the requirements of Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K (which we collectively refer to as the "Pay Ratio Rule"), we are providing the following estimated information for 2022:

- the median of the annual total compensation of all of our employees (except our Chief Executive Officer) was $19,670; our median employee is a part-time store employee;

- the annual total compensation of our Chief Executive officer was $10,357,375; and

- the ratio of these two amounts was 527 to 1; we believe that this ratio is a reasonable estimate calculated in a manner consistent with the requirements of the Pay Ratio Rule.

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and apply various assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

Methodology for Identifying Our "Median Employee"

To identify the median of the annual total compensation of all of our employees (other than our Chief Executive Officer), we first identified our total employee population from which we determined our "median employee." We selected our median employee as of December 31, 2022, from our employee population of approximately 14,720 individuals. As a marketer of retail motor fuel products and convenience merchandise through retail stores, over one-half of our employee population on this date was comprised of part-time employees.

To identify our "median employee" from our total employee population, we compared our employees' total cash compensation for 2022 (which included base wages and any additional cash awards). In making this determination, we annualized the compensation of full-time and part-time employees who were hired in 2022 but did not work for us for the entire fiscal year. We identified our "median employee" using this compensation measure, which was consistently applied to all our employees included in the calculation.

Determination of Annual Total Compensation of Our "Median Employee" and Our CEO

Once we identified our "median employee," we then calculated such employee's annual total compensation for 2022 using the same methodology we used for purposes of determining the annual total compensation of our NEOs for 2022 (as set forth in the 2022 Summary Compensation Table on page 35 of this Proxy Statement).

Our CEO's annual total compensation for 2022 for purposes of the Pay Ratio Rule is equal to the amount reported in the "Total" column in the 2022 Summary Compensation Table.

Pay Versus Performance

The following table sets forth the compensation for our Principal Executive Officer ("PEO" or "CEO") and the average compensation for our four other NEOs (non-PEO NEOs), both as reported in the Summary Compensation Table ("SCT") and with certain adjustments to reflect the "compensation actually paid" ("CAP") to such individuals, as defined under SEC rules, for of the years ended December 31, 2022, 2021 and 2020. The table also provides information on our cumulative total shareholder return ("TSR"), the

cumulative TSR of our peer group, Net Income and our Company Selected Measure, Adjusted EBITDA, over these years in accordance with SEC rules.

Murphy USA's compensation program is focused on aligning pay with performance. Adjusted EBITDA, which encompasses all the moving parts of our business, serves as the largest component of the AIP and is a driving factor in ROACE. Adjusted EBITDA also comprises half of our PSU program— the largest element of NEO compensation. For detail on our executive compensation programs, see the Compensation Discussion and Analysis section beginning on page 23.

CAP, like compensation disclosed in the Summary Compensation Table, does not necessarily reflect the target value of compensation as approved by our Executive Compensation Committee or value of compensation realized by our executives based on Company and individual performance. Our Executive Compensation Committee has not used CAP as a basis for making compensation decisions. In addition, a significant portion of the CAP amounts shown relate to changes in values of unvested awards since they were awarded due to changes in our stock price. These unvested awards remain subject to significant risk from forfeiture conditions and possible future changes in value based on changes in our stock price. As described in detail in the Compensation Discussion & Analysis, our PSUs are subject to multi-year performance conditions tied to two performance metrics and all of our equity awards are subject to time vesting conditions. The ultimate values actually realized by our NEOs from unvested equity awards, if any, will not be determined until the awards fully vest. Please refer to the Compensation Discussion & Analysis for a discussion of our executive compensation program objectives and the ways in which we align executive compensation with performance.

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR PEO[1] ($)	COMPENSATION ACTUALLY PAID TO PEO[2] ($)	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOS [3] ($)	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOS [4] ($)	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:		NET INCOME (IN MILLIONS)[6] ($)	ADJUSTED EBITDA (IN MILLIONS)[7] ($)
					TOTAL SHAREHOLDER RETURN[5] ($)	PEER GROUP TOTAL SHAREHOLDER RETURN[5] ($)		
2022	10,357,375	30,079,550	2,014,941	4,755,789	242.30	138.26	672.9	1,190.9
2021	8,638,157	26,515,786	1,929,664	3,839,836	171.82	202.49	396.9	828.0
2020	8,240,299	15,114,368	1,837,547	2,664,564	112.06	141.63	386.1	722.8

(1) Compensation for our PEO, R. Andrew Clyde, reflects the amounts reported in the "Summary Compensation Table" for the respective years.
(2) The dollar amounts shown in this column reflect "compensation actually paid" for the PEO calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not fully represent the actual final amount of compensation earned or actually paid to the individual during the applicable years. The adjustments made to Mr. Clyde's total compensation for each year to determine CAP are shown in tables below. For information regarding the decisions made by our Executive Compensation Committee in regards to the Mr. Clyde's compensation for fiscal year 2022, see the Compensation Discussion and Analysis section beginning on page 21.

PEO – Reconciliation of SCT Total to CAP Total (a)

YEAR	SCT TOTAL ($)	MINUS: GRANT DATE FAIR VALUE OF AWARDS GRANTED DURING YEAR (b) ($)	PLUS: FAIR VALUE OF EQUITY CALCULATED USING SEC METHODOLOGY (c) ($)	MINUS: CHANGE IN ACTUARIAL VALUE OF PENSION BENEFITS DURING YEAR ($)	CAP TOTAL ($)
2022	10,357,375	5,869,983	25,592,158	0	30,079,550
2021	8,638,157	5,060,085	22,937,714	0	26,515,786
2020	8,240,299	4,366,338	11,240,407	0	15,114,368

(a) As shown in these tables, the CAP totals represent the SCT totals for the applicable year, but adjusted as required by SEC rules to (1) include the fair value of current and prior year equity awards that are outstanding, vested or forfeited during the applicable year, instead of the grant date value of awards granted during the applicable year, and (2) exclude any positive aggregate change in the actuarial present value of all defined benefit pension plan benefits for the applicable year. We note the SEC rules also require CAP to include any actuarially determined service cost or prior service cost under pension plans for services rendered by the executive during the applicable year. However, our PEO has never participated in any pension plans while with the Company.

(b) Represents the total of the amounts reported in Stock Awards and Option Awards columns of the SCT for the applicable year.

(c) The fair value of equity component of the CAP calculation was determined in accordance with SEC methodology for this disclosure. Unlike the SCT on page 35, which requires us to show the grant date value of equity awards granted during the applicable year, the CAP table requires us to calculate equity fair value as follows:
- for awards granted during the applicable year (and which are still outstanding and unvested), the year-end fair value; *plus*
- for awards granted during prior years that were still outstanding and unvested as of the applicable year-end, the change in fair value as of the applicable year-end compared against the prior year-end; *plus*
- for awards granted in prior years that vested during the applicable year, the change in fair value as of the vesting date compared against the prior year-end; *plus*
- for any awards granted in the applicable year that vested during the applicable year, the fair value as of the vesting date; *plus*
- the dollar value of any dividends or other earnings paid on stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year; *minus*
- for awards granted in prior years that were forfeited during the applicable year, the fair value as of the prior year-end.

PEO – CAP Fair Value of Equity Calculation

YEAR	YE FAIR VALUE OF CURRENT YEAR AWARDS UNVESTED AS OF YE ($)	PLUS: CHANGE IN FAIR VALUE AS OF YE FOR PRIOR YEAR AWARDS UNVESTED AS OF YE ($)	PLUS: CHANGE IN FAIR VALUE AS OF VESTING DATE FOR PRIOR YEAR AWARDS THAT VESTED DURING THE YEAR ($)	PLUS: FAIR VALUE AS OF VESTING DATE FOR CURRENT YEAR AWARDS THAT VESTED DURING THE YEAR ($)	PLUS: DIVIDEND EQUIVALENTS PAID DURING THE YEAR NOT OTHERWISE INCLUDED IN TOTAL COMPENSATION ($)	MINUS: FAIR VALUE AS OF PRIOR YE FOR PRIOR YEAR AWARDS FORFEITED DURING THE YEAR ($)	VALUE OF EQUITY FOR CAP PURPOSES ($)
2022	13,688,240	13,509,920	(1,701,122)	0	95,120	0	25,592,158
2021	11,894,697	11,368,046	(333,974)	0	8,945	0	22,937,714
2020	6,923,704	3,916,631	400,072	0	0	0	11,240,407

(3) Reflects the average total compensation for non-PEO NEOs as calculated in the SCT for each of the years shown. Our non-PEO NEOs included in the table above includes the following named executive officers: (i) in 2022, Mindy K. West, Renee M. Bacon, Robert J. Chumley, and Blake H. Segal (ii) in 2021, Mindy K. West, Terry P. Hatten, Robert J. Chumley, Renee M. Bacon and John A. Moore and (iii) in 2020, Mindy K. West, Robert J. Chumley, John A. Moore and Renee M. Bacon.

(4) The dollar amounts shown in this column reflect average "compensation actually paid" for the non-PEO NEOs calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not fully represent the actual final amount of compensation earned or actually paid to the individual during the applicable years. The adjustments made to the non-PEO NEOs total compensation for each year to determine CAP are shown in tables below. For information regarding the decisions made by our Executive Compensation Committee in regards to the non-PEO NEOs compensation for fiscal year 2022, see the Compensation Discussion and Analysis section beginning on page 23.

Non-PEO NEOs (Average) – Reconciliation of SCT Total to CAP Total(a)

YEAR	SCT TOTAL ($)	MINUS: GRANT DATE FAIR VALUE OF AWARDS GRANTED DURING YEAR(b) ($)	PLUS: FAIR VALUE OF EQUITY CALCULATED USING SEC METHODOLOGY(c) ($)	MINUS: CHANGE IN ACTUARIAL VALUE OF PENSION BENEFITS DURING YEAR ($)	CAP TOTAL ($)
2022	2,014,941	746,020	3,486,868	0	4,755,789
2021	1,929,664	684,245	2,595,545	1,128	3,839,836
2020	1,837,547	663,051	1,562,894	72,826	2,664,564

(a) The CAP total figures were calculated using the same methodology described above in footnote (a) to the PEO "Reconciliation of SCT Total to CAP Total" tables shown above. The aggregate change in actuarial present value of accumulated benefit under pension plans reflects the amount reported for the applicable year in the SCT; the amounts shown reflect the annual change in accumulated benefits for the applicable non-PEO NEOs' accounts in the Murphy Oil Supplemental Executive Retirement Plan ("Murphy Oil SERP"), liability for which was assumed by Murphy USA in connection with the Spin-Off. However, given that the Murphy Oil SERP has been frozen, there is no applicable service cost or prior service cost to report under the plan.

(b) Represents the average total of the amounts reported in the Stock Awards and Option Awards columns of the SCT for these NEOs for the applicable year.

(c) The fair value of equity component of the CAP calculation was determined using the same methodology described above in footnote (c) to the PEO "Reconciliation of SCT Total to CAP Total" table shown above, using averages for the included non-PEO NEOs. The specific calculations for the included non-PEO NEOs for the relevant years are shown in the table below.

Non-PEO NEOs (Average) – CAP Fair Value of Equity Calculation

YEAR	YE FAIR VALUE OF CURRENT YEAR AWARDS UNVESTED AS OF YE ($)	PLUS: CHANGE IN FAIR VALUE AS OF YE FOR PRIOR YEAR AWARDS UNVESTED AS OF YE ($)	PLUS: CHANGE IN FAIR VALUE AS OF VESTING DATE FOR PRIOR YEAR AWARDS THAT VESTED DURING THE YEAR ($)	PLUS: FAIR VALUE AS OF VESTING DATE FOR CURRENT YEAR AWARDS THAT VESTED DURING THE YEAR ($)	PLUS: DIVIDEND EQUIVALENTS PAID DURING THE YEAR NOT OTHERWISE INCLUDED IN TOTAL COMPENSATION ($)	MINUS: FAIR VALUE AS OF PRIOR YE FOR PRIOR YEAR AWARDS FORFEITED DURING THE YEAR ($)	VALUE OF EQUITY FOR CAP PURPOSES ($)
2022	1,740,793	1,951,451	(217,606)	0	12,230	0	3,486,868
2021	1,389,396	1,583,283	(48,393)	0	1,346	330,087	2,595,545
2020	1,051,474	665,982	(154,562)	0	0	0	1,562,894

(5) Pursuant to SEC rules, the TSR figures assume an initial investment of $100 on December 31, 2019, the last trading day before the earliest fiscal year reported in this table. As permitted by SEC rules, the peer group referenced for purpose of the TSR comparison is the group of companies included in the S&P 500 Retail Select Industry Index calculated in accordance with Item 201(e) of Regulation S-K. The company made the decision to replace the S&P 400 Midcap Index with the S&P Retail Select Industry Index in the 2022 Form 10-K, filed on February 15, 2023, as it more closely aligns to our business. Had we used S&P 400 Midcap Index for 2022 (cumulative 3-year period) the TSR would have been $122.97 as compared to $138.26 using the Retail Select Industry Index as reflected in the table above. The separate peer group used by the Compensation Committee for purposes of determining compensation paid to our executive officers is described on page 27.

(6) Reflects "Net Income" in the Company's Consolidated Income Statements included in the Company's Annual Reports on Form 10-K for each of the years ended December 31, 2022, 2021 and 2020.

(7) Adjusted EBITDA is computed by adding net income (loss) plus net interest expense, plus income tax expense, depreciation and amortization, and Adjusted EBITDA adds back (i) other non-cash items (e.g., impairment of properties and accretion of asset retirement obligations) and (ii) other items that management does not consider to be meaningful in assessing our operating performance (e.g., (income/loss) from discontinued operations, net settlement proceeds, (gain) loss on sale of assets, transaction and integration costs related to acquisitions and other non-operating (income) expense).

Required Tabular Disclosure of Most Important Measures Linking Compensation Actually Paid During 2022 to Company Performance

The following table sets forth an unranked list of the financial performance measures that we view as the "most important" measures used to determine our PEO's and non-PEO NEOs' Compensation Actually Paid. For additional information illustrating the link between pay and performance at Murphy USA, please see the Compensation Discussion & Analysis beginning on page 21.

Performance Measure
Adjusted EBITDA
Relative TSR
Return on Average Capital Employed
Fuel Volume
Fuel Margin Contribution
Merchandise Margin Contribution
Coverage Ratio

Required Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

The graphs below compare the compensation actually paid to our PEO and the average of the compensation actually paid to our non-PEO NEOs, with (i) our TSR, (ii) our Net Income, and (iii) Adjusted EBITDA, which is our Company Selected Measure, for the fiscal years ended December 31, 2022, 2021, and 2020. In addition, the graphs below compare our TSR with our Peer Group TSR. Our performance has positively impacted our share price and as a result, compensation actually paid amounts for the PEO and non-PEO NEOs were higher in 2021 and 2022 as equity incentives, which comprise the largest portion of compensation for our executives, increase in value with the corresponding increase in the underlying stock price. For additional information illustrating how we link pay and performance at Murphy USA, please see the Compensation Discussion & Analysis beginning on page 23.







(1) Please refer to the reconciliation in Appendix A.

The Board is requesting that the Company's stockholders vote in favor of adopting the Murphy USA Inc. 2023 Omnibus Incentive Compensation Plan (the "2023 Plan"), which was approved by the Board of Directors on March 20, 2023, subject to stockholder approval. The 2023 Plan has been established to replace, on a prospective basis, the Murphy USA Inc. 2013 Long-Term Incentive Plan (the "2013 Employee Plan") and the Murphy USA Inc. 2013 Stock Plan for Non-Employee Directors (the "2013 Director Plan" and, together with the 2013 Employee Plan the "Prior Plans"), each of which were previously approved by our stockholders and which expire on August 8, 2023.

Background

The 2023 Plan authorizes the issuance of equity- and cash-based incentive awards to encourage strong performance by those individuals who are and will be responsible for Murphy USA's future growth and continued success. The grant of equity incentive awards is a key element of our executive and non-employee director compensation programs that help ensure a continued strong link between the interests of our executives and directors with those of our shareholders. In addition, we rely on equity awards to retain and attract key employees and non-employee directors and believe that equity incentives are necessary for Murphy USA to remain competitive with regard to retaining and attracting highly qualified individuals upon whom, in large measure, our future growth and success depend. Given the upcoming expiration of the Prior Plans, absent approval of the 2023 Plan, we do not expect to be able to meet our anticipated equity compensation needs for the remainder of 2023 or 2024. We believe that approving the 2023 Plan (including the number of shares issuable thereunder) is necessary in order to allow us to continue to utilize equity awards to retain and attract the services of key individuals essential to Murphy USA's long-term growth and financial success and to further align their interests with those of our stockholders.

Subject to adjustment upon the occurrence of various corporate events as described in the 2023 Plan, the maximum number of shares of our common stock requested for stockholder approval under the 2023 Plan is 1,725,000 shares (the "2023 Plan Share Pool"). Our

Board believes the number of shares underlying the 2023 Plan Share Pool represents a reasonable amount of potential additional equity dilution.

If approved by the Company's stockholders, the 2023 Plan will become effective as of the date of such stockholder approval and will replace the Prior Plans for any new grants made after the date of such stockholder approval. Accordingly, upon approval of the 2023 Plan by our stockholders, (i) no further awards will be granted under the Prior Plans, (ii) any awards granted under the Prior Plans prior to the date the 2023 Plan is approved by our stockholders will remain outstanding under such plans and will continue to vest and/or become exercisable in accordance with their original terms and conditions and (iii) the 2023 Plan Share Pool will be reduced by the number of shares of underlying awards granted under the Prior Plans during the period between March 7, 2023 and the date of stockholder approval of the 2023 Plan. Awards under the Prior Plan that are forfeited or cancelled after stockholder approval of the 2023 Plan will not be recycled or otherwise again become available for issuance under the 2023 Plan or any of the Prior Plans.

If the 2023 Plan is not approved by our stockholders, the Prior Plans will remain in effect in in their current form, and we will continue to grant equity incentive awards under the Prior Plans until their expiration on August 8, 2023. Following the expiration of the Prior Plans, we will be unable to maintain our current equity grant practices and will be at a significant competitive disadvantage in attracting, retaining and motivating talented individuals who contribute to our success. We may also be compelled to replace equity incentive awards with cash awards, which may not align the interests of our executives and employees with those of our shareholders as effectively as equity incentive awards.

The following factors were taken into account by the Executive Compensation Committee and the Board in approving the 2023 Plan: Murphy USA's historical burn rate; the number of shares remaining available under the Prior Plans and their pending expiration; the number of outstanding equity awards under the Prior Plans; dilution resulting from the proposed approval of the 2023 Plan; and the stockholder value transfer resulting from the proposed approval.

Compensation and Governance Best Practices

The 2023 Plan includes various compensation and governance best practices, with some of the key features as follows:

- ***No Evergreen.*** The 2023 Plan does not contain an "evergreen" feature pursuant to which the shares authorized for issuance under the plan can be increased automatically without shareholder approval.

- ***No "Liberal" Share Recycling***. Any shares (i) withheld in respect of taxes relating to any award, (ii) tendered or withheld to pay the exercise price of stock options or stock appreciation rights ("SARs"), (iii) with respect to an award repurchased by the Company using stock option exercise proceeds or (iv) subject to a SAR that are not issued in connection with the stock settlement of the SAR, will not become available for issuance as future awards under the 2023 Plan.

- ***No Dividend Equivalents on Unvested or Unearned Awards.*** Any dividend or dividend equivalents with respect to any shares underlying full-value awards will not be paid unless and until the award has vested (and, in the case of any performance awards, only to the extent the performance goal is earned). Dividends or dividend equivalents may not be awarded in tandem with awards of stock options or SARs.

- ***Prohibition on Repurchase, Cash Buyout, Repricing, Reload, or Exchange of Options or SARs***. The 2023 Plan prohibits the repurchase, cash buyout, repricing, reloading or exchange of any options or SARs without stockholder approval, except in connection with certain corporate transactions.

- ***No Discounted Options or SARs***. Incentive and nonqualified Stock Options and SARs must have an exercise price per share that is no less than the fair market value of our common stock on the date of grant;

- ***No Automatic Single-Trigger Vesting of Employee Awards.*** Awards granted under the 2023 Plan to employees will not vest automatically upon a change in control, unless such awards are not assumed, substituted or continued by a successor entity.

- ***No Change in Control/280G Tax Gross-Ups.*** The 2023 Plan does not provide for any excise tax gross-up payments or "parachute payments," and as a general business matter, Murphy USA does not provide for such gross-ups in other arrangements.

- ***Limit on Non-Employee Director Compensation.*** The maximum aggregate compensation that may be paid to any non-employee director any calendar year (including cash and awards under the 2023 Plan) is $1 million in the first year of service and $750,000 for any future year of service.

- ***Clawback Provisions.*** Awards granted under the 2023 Plan will be subject to any clawback or recoupment arrangement or policy we have in place, including any clawback policy adopted to comply with the SEC's recent clawback rules implementing Section 10D of the Exchange Act.

Information on the 2023 Plan and Shares Outstanding under the Prior Plans

The following table sets forth certain information about the 2023 Plan and both the number of shares remaining available for issuance pursuant to awards under each of the Prior Plans and the number of shares underlying outstanding equity awards granted under the Prior Plans, in each case as of March 7, 2023. The closing price per Share on March 7, 2023 was $260.74

Total number of shares remaining available for issuance under the 2013 Employee Plan as of March 7, 2023; these shares will no longer be available for grant upon stockholder approval of the 2023 Plan	2,592,236
Total shares remaining available for issuance under the 2013 Director Plan as of March 7, 2023; these shares will no longer be available for grant upon stockholder approval of the 2023 Plan	343,225
Estimated total number of shares that would be available for issuance pursuant to future awards under the 2023 Plan once the 2023 Plan is approved by stockholders (this number will be reduced by any shares underlying awards granted under the Prior Plans during the period between March 7, 2023 and the date the 2023 Plan is approved by stockholders)	1,725,000
Number of shares relating to outstanding stock options under the 2013 Employee Plan*	348,650
Weighted average remaining term of outstanding options under the 2013 Employee Plan	4.3 years
Weighted average exercise price of outstanding options under the 2013 Employee Plan	$ 128.62
Number of shares relating to awards of restricted stock units and performance stock units under the 2013 Employee Plan (at target)*	240,259
Number of shares relating to awards of restricted stock units under the 2013 Director Plan*	23,146

* These awards granted under the Prior Plans (plus any awards between granted between March 7, 2023 and the date of stockholder approval of the 2023 Plan) will remain outstanding in accordance with their terms following the approval of the 2023 Plan.

Potential Dilution; Burn Rate

When considering the number of shares proposed to be made available for grant under the 2023 Plan, the Executive Compensation Committee and the Board reviewed, among other things, the potential dilution to our stockholders as measured by the burn rate. The 1,725,000 shares available for issuance under the 2023 Plan would represent approximately 7.9% of the Company's outstanding shares as of the Board adoption date. We recognize that equity awards may have a dilutive impact on existing shareholders. We believe, however, that we have demonstrated our ability to carefully manage our equity compensation program. We further believe that our current level of dilution and the pace at which we grant equity awards (referred to as the "burn rate") is reasonable, in line with or below those of our peer companies, and consistent with the Board's preference for conservative compensation practices. We are committed to effectively monitor our equity compensation share reserve, including our burn rate, to ensure that we maximize shareholder value by granting the appropriate number of equity awards necessary to attract, reward and retain employees.

For each award of 2021, 2020, and 2019, our "burn rate" (which is defined as the number of stock-settled, time-vested equity awards granted, and performance-based equity awards earned in a year, divided by the weighted average number of common shares outstanding for that year), was 0.85%, 0.80%, and 0.72%, respectively. We believe that our resulting average annual burn rate of 0.79% over this three-year period is below the standard for our industry and, in general, is consistent with, and even conservative relative to, market practices for companies comparable to Murphy USA.

Summary of the 2023 Plan

A summary of the 2023 Plan is set forth below. This summary is, however, qualified by and subject to the full text of the 2023 Plan, which is attached as Appendix B to this proxy statement. Capitalized terms used in this summary that are not otherwise defined have the respective meanings given such terms in the 2023 Plan.

Purpose

The purpose of the 2023 Plan is to motivate and reward employees and other individuals to perform at the highest level and contribute significantly to the success of the Company, thereby furthering the best interests of the Company and its stockholders.

Administration

The 2023 Plan will be administered by the Executive Compensation Committee or any successor committee of the Board with similar functions, unless another committee is designated by the Board or, if there is no Executive Compensation Committee and another committee has not been designated, by the Board (the "**Administrator**"). The Administrator will have full and exclusive discretionary authority to administrate the 2023 Plan, subject to the provisions of the 2023 Plan, including the authority to designate participates, grant awards and determine the terms thereof, interpret and administer the 2023 Plan, and establish rules and regulations necessary for the proper administration of the 2023 Plan. All actions taken and all interpretations and determinations made by the Administrator shall be final and binding. The Administrator may delegate its authority under the 2023 Plan to one or more officers of the Company or to one or more committees of the Board, subject to the terms of the 2023 Plan and applicable law.

Eligibility

Non-employee directors of the Company and employees and consultants of the Company or any of its subsidiaries are eligible to receive awards under the 2023 Plan. From time to time, the Administrator (or as to non-employee directors, the Board) will determine who will be granted awards, the number of shares subject to such grants and all other terms of awards.

While all employees are eligible to receive awards under the 2023 Plan, the Executive Compensation Committee expects that a select number of officers and key employees will initially participate in the 2023 Plan. The Board currently expects that all non-employee directors, of whom there will be 10 if all such nominees are elected, will also initially participate in the 2023 Plan. The basis for participation in the 2023 Plan is the Administrator's (or its authorized delegate's) decision, in its sole discretion, that an award to an eligible participant will further the 2023 Plan's purposes as described above. In exercising its discretion, the Administrator (or its delegate) will consider the recommendations of management and the purposes of the 2023 Plan.

Shares Available for Issuance

Subject to adjustment as described below and except for substitute awards (i.e., awards granted in assumption or substitution of awards previously granted by an acquired company), the maximum number of shares available for issuance under the 2023 Plan shall not exceed in the aggregate 1,725,000 shares and the maximum number of shares available for issuance with respect to ISOs shall be 1,725,000. Shares covered by awards which are forfeited, expired, terminated or lapsed will again be available for grant under the 2023 Plan, *provided* that the following will not again become available for issuance: (i) any shares withheld in respect of taxes relating to any award, (ii) any shares tendered or withheld to pay the exercise price of stock options or SARs, (iii) any shares with respect to an Award repurchased by the Company using stock option exercise proceeds; or (iv) any shares subject to a SAR that are not issued in connection with the stock settlement of the SAR upon the exercise thereof.

Adjustments

In the event of certain corporate transactions or events affecting the shares, or of changes in applicable laws, regulations or accounting principles, and the Administrator determines, as a result of such event, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2023 Plan, then the Administrator shall, subject to applicable law, adjust equitably so as to ensure no undue enrichment or harm (including by payment of cash), any or all of: (i) the number and type of shares (or other securities) which thereafter may be made the subject of awards, including the aggregate limits on shares and ISOs available for issuance under the 2023 Plan; (ii) the number and type of shares (or other securities) subject to outstanding awards; (iii) the grant, acquisition, exercise or hurdle price with respect to any award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award; and (iv) the terms and conditions of any outstanding awards, including the performance criteria of any performance awards.

Limit on Non-Employee Director Compensation

A non-employee director may not receive compensation for any calendar year (including cash payments and equity awards) in excess of $750,000 in the aggregate; *provided* that, a non-employee director may receive compensation during the first 12 months of service as a non-employee director of up to $1,000,000 in the aggregate. For purposes of applying this limitation, awards will be considered compensation in the year in which they are granted and the value of such award shall be its grant date fair value for financial reporting purposes.

Summary of Award Types

The 2023 Plan permits the grant of stock options (incentive stock options ("ISOs") and nonqualified stock options ("NQSO")), SARs, restricted stock, restricted stock units ("RSUs"), performance awards, other cash-based awards and other stock-based awards.

The exercise price of stock options and SARs (other than with respect to substitute awards) may not be less than the fair market value of a Share on the grant date. The term of stock options and SARs may not exceed 10 years. To the extent determined by the Administrator in the applicable award agreement, outstanding and vested stock options and SARs with an exercise or strike price that exceeds the fair market value of a Share shall be automatically deemed exercised on the last day of the term of such stock option or SAR.

Dividends and Dividend Equivalents

Administrator may provide for the payment of dividends, dividend equivalents or other distributions on awards of restricted stock RSUs or other stock-based awards, provided that no such distributions shall be paid with respect to any award unless and until such award vests. No dividends or dividend equivalents shall be provided with respect to shares underlying performance awards that are not earned or otherwise do not vest or settle pursuant to their terms.

Termination of Service

Under the 2023 Plan, the Administrator will determine and provide by rule or regulation, in the applicable award agreement or in an individual case the effect on an award of the occurrence of the award holder's termination of service prior to the vesting, exercise or settlement of such award.

Change of Control

Under the 2023 Plan, in the event of a "change in control" (as defined in the 2023 Plan), if awards are assumed, continued or substituted by the successor or surviving entity (or its parent or affiliate), then such awards will remain outstanding and be governed by their respective terms. In the event a participant incurs an involuntary termination of service within 24 months of such change in control, then the participant's awards shall vest and become exercisable (with any performance conditions being deemed to be achieved at the greater of actual performance and target performance). If outstanding awards under the 2023 Plan are not assumed, continued or substituted as contemplated above, or are held by a non-employee director, then upon the change in control, the following treatment shall apply:

- Outstanding awards will immediately vest and become exercisable (with performance conditions being deemed to be achieved at the greater of actual performance and target performance); and

- The Administrator may provide for cancellation of such outstanding awards at the time of the change in control for payment of cash, securities, property or a combination thereof that is at least equal to the excess (if any) of the value of the consideration that would be received in such change in control by the holders of Shares over the exercise or purchase price (if any) for such awards.

An award under the 2023 Plan will be considered assumed, continued or substituted for if, following the change in control, the award remains subject to the same terms and conditions that were applicable to the award immediately prior to the change of control except that, if the award related to Shares, the award instead confers the right to receive common shares of the successor or surviving entity (or its parent).

Transferability of Awards

Except as may be permitted by the Administrator or as specifically provided in an award agreement, (i) no award or right thereunder will be transferable by a participant other than by will or to the participant's designated beneficiaries and (ii) during a participant's lifetime, each award and each right thereunder will be exercisable only by such participant or, subject to applicable law, by such participant's guardian or legal representative.

No Repricing

Except in the event of certain corporate transactions (as described above), the Committee may not, without stockholder approval, re-price of any previously granted "underwater" stock option, SAR or similar award by: (i) amending or modifying the terms of such award to lower the exercise price; (ii) cancelling such underwater award and granting either (A) a replacement awards having a lower exercise price or (B) restricted shares, RSUs, performance awards or other share-based awards in exchange; or (iii) cancelling or repurchasing such underwater awards for cash or other securities.

Amendment and Termination of the 2023 Plan

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an award agreement or in the 2023 Plan, the Board may amend or terminate the 2023 Plan or any portion thereof at any time. However, no such amendment or termination shall be made without (i) stockholder approval if such approval is required by applicable law or the rules of the applicable stock market or exchange or (ii) subject to certain provisions of the 2023 Plan, the consent of the affected participant, if such action would materially adversely affect the rights of such participant under any outstanding Award. The Administrator may waive any conditions or rights under, amend any terms of, or terminate any award

without the consent of any relevant participant; provided, however, that, subject certain provisions of the 2023 Plan, no such action shall materially adversely affect the rights of any affected participant under such award.

In the event of the dissolution or liquidation of the Company, each award under the 2023 Plan will terminate immediately prior to the consummation of such action, unless otherwise determined by the Administrator.

Term of the 2023 Plan

The 2023 Plan will terminate on the earliest to occur of March 20, 2033, the date the maximum number of shares available for issuance under the 2023 Plan have been issued and the date the Board terminates the 2023 Plan.

Federal Income Tax Consequences

The following is a brief summary of the federal income tax consequences applicable to awards granted under the 2023 Plan based on federal income tax laws in effect on the date of this information statement.

This summary is not intended to be exhaustive and does not address all matters that may be relevant to a particular participant. The summary does not discuss the tax laws of any state, municipality, or foreign jurisdiction, or gift, estate, excise, payroll, or other tax laws other than federal income tax law. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because circumstances may vary, we advise all participants to consult their own tax advisors under all circumstances.

Non-Qualified Stock Options (NQSOs). A participant generally has no taxable income at the time of grant of an NQSO but realizes income in connection with exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of shares acquired upon exercise over the exercise price. The same amount is deductible by the Company as compensation (subject to any applicable limitations under Internal Revenue Code Section 162(m)), provided that, in the case of an employee option, the Company reports the income to the employee. Upon a subsequent sale or exchange of the shares, any recognized gain or loss after the date of exercise is treated as capital gain or loss for which the Company is not entitled to a deduction.

Incentive Stock Options (ISOs). A participant generally realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the participant. With some exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the participant equal to the value of the shares at the time of exercise less the exercise price. The same amount is deductible by the Company as compensation, provided that the Company reports the income to the participant (subject to any applicable limitations under Internal Revenue Code Section 162(m)). Any additional gain recognized in the disposition is treated as a capital gain for which the Company is not entitled to a deduction. However, if the participant exercises an ISO and satisfies the holding period requirements, the Company may not deduct any amount in connection with the ISO. If a sale or disposition of shares acquired with the ISO occurs after the holding period, the participant will recognize long-term capital gain or loss at the time of sale equal to the difference between proceeds realized and the exercise price paid. In general, an ISO that is exercised by the participant more than three months after termination of employment is treated as an NQSO. ISOs are also treated as NQSOs to the extent that they first become exercisable by an individual in any calendar year for shares having a fair market value (determined as of the date of grant) in excess of $100,000.

SARs. Generally, the recipient of a SAR will not recognize taxable income at the time the SAR is granted. If a participant receives the appreciation inherent in the SAR in cash, the cash will be taxed as ordinary income to the participant at the time it is received. If a participant receives the appreciation inherent in the SAR in shares, the spread between the then-current market value and the base price will be taxed as ordinary income to the participant at the time it is received. In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of SARs. However, upon the settlement of a SAR, the Company will be entitled to a deduction equal to the amount of ordinary income the recipient is required to recognize as a result of the settlement (subject to any applicable limitations under Internal Revenue Code Section 162(m)).

Restricted Stock Units. No income generally will be recognized upon the award of RSUs. The recipient of an RSU generally will be subject to tax at ordinary income rates on the market price of unrestricted shares on the date that such shares are transferred to the participant

under the award (reduced by any amount paid, if any, by the participant for such RSUs), and the Company will be allowed a corresponding federal income tax deduction at that time (subject to any applicable limitations under Internal Revenue Code Section 162(m)). The capital gain/loss holding period for such shares will also commence on such date.

Restricted Stock. The recipient of an award of restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares are subject to restrictions (that is, they are nontransferable and subject to a substantial risk of forfeiture). However, the recipient may elect under Section 83(b) of the Internal Revenue Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the shares on the date of the award (less the purchase price, if any, paid for such shares), determined without regard to the restrictions. If a Section 83(b) election is made, the capital gain/loss holding period for such shares commences on the date of the award. Any further change in the value of the shares will be taxed as a capital gain or loss only if and when the shares are disposed of by the recipient. If the recipient does not make a Section 83(b) election, the fair market value of the shares on the date the restrictions lapse will be treated as compensation income to the recipient and will be taxable in the year the restrictions lapse, and the capital gain/loss holding period for such shares will also commence on such date. If a recipient makes a Section 83(b) election and thereafter forfeits the restricted shares, he or she will be entitled to no tax deduction, capital loss or other tax benefit. The Company is entitled to a tax deduction in an amount equal to the ordinary income recognized by the recipient (subject to any applicable limitations under Internal Revenue Code Section 162(m)).

New Plan Benefits

The benefits that will be awarded or paid under the 2023 Plan are not currently determinable. Any future awards granted to eligible participants under the 2023 Plan will be made at the discretion of the Administrator, the Board, or under delegated authority, and no such determination as to future awards or who might receive them has been made. Information regarding our recent practices with respect to equity-based compensation is presented elsewhere in this proxy statement. See "Compensation Discussion and Analysis — Long-Term Incentive Compensation" beginning on page 31.

Registration with the SEC

If our stockholders approve the 2023 Plan, we will file with the SEC a registration statement on Form S-8, as soon as reasonably practicable after the approval, to register the shares available for issuance under the 2023 Plan.

Equity Compensation Plan Information

The table below contains information about securities authorized for issuance under equity compensation plans. The features of these plans are discussed further in Note 13 "Incentive Plans" to our audited consolidated financial statements that can be found in the Form 10-K for the year ended December 31, 2022 filed on February 15, 2023.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS [1]	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION REFLECTED PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A)) [2]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	596,240	$112.06	3,044,241
Equity compensation plans not approved by security holders			
Total	596,240	$112.06	3,044,241

(1) Amounts in this column include outstanding restricted stock units.
(2) Number of shares available for issuance includes 2,694,914 available shares under the 2013 Long-Term Incentive Plan as of December 31, 2022 plus 349,327 available shares under the 2013 Stock Plan for Non-Employee Directors as of December 31, 2022. Assumes each restricted stock unit is equivalent to one shares and each performance unit is equal to two shares.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE MURPHY USA INC. 2023 OMNIBUS INCENTIVE PLAN

SUBMISSION OF STOCKHOLDER PROPOSALS FOR THE 2024 ANNUAL MEETING

Stockholder proposals submitted pursuant to Rule 14a-8 to be included in the proxy statement and presented at the 2024 Annual Meeting of Stockholders must be received by the Company at its principal executive office on or before November 24, 2023 in order to be considered for inclusion in the proxy materials.

Our Bylaws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials directors constituting up to the greater of two or 20% of board seats, if the stockholder(s) and the nominee(s) meet the requirements set forth in the Company's Bylaws. Notice of director nominations

submitted under these proxy access Bylaw provisions must be received no earlier than October 25, 2023 and no later than November 24, 2023. Any such nomination is subject to the proxy access provisions and other requirements in the Company's Bylaws.

Other director nominations outside of "proxy access" and proposals of other business outside of Rule 14a-8 are subject to the advance notice provisions and other requirements of the Company's Bylaws. In the case of the 2024 Annual Meeting of Stockholders, notice must be received by the Company at its principal executive office no earlier than January 5, 2024, and no later than February 4, 2024.

ELECTRONIC AVAILABILITY OF PROXY MATERIALS FOR 2023 ANNUAL MEETING

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Stockholder Meeting To Be Held on May 4, 2023. This 2023 Proxy Statement and the 2022 Annual Report on Form 10-K are available, free of charge, at *www.proxyvote.com*.

In addition, the Company will provide without charge, upon the written request of any stockholder, a copy of the Company's Annual Report on Form 10-K, including the financial statements and the financial statement schedules, required to be filed with the SEC for the fiscal

year ended December 31, 2022. Requests should be directed to Murphy USA Inc., Attn: Investor Relations Department, 200 East Peach Street, El Dorado, Arkansas 71730 or to *https://www.proxyvote.com*.

The Company will also deliver promptly upon written or oral request a separate copy of the Company's Annual Report on Form 10-K and the Company's Proxy Statement, to any stockholder who shares an address with other stockholders and where only one (1) set of materials were sent to that address to be shared by all stockholders at that address.

The management of the Company knows of no business other than that described above that will be presented for consideration at the meeting. If any other business properly comes before the meeting, it is the intention of the persons named in the proxies to vote such proxies thereon in accordance with their judgment.

The expense of this solicitation, including cost of preparing and mailing this Proxy Statement, will be paid by the Company. Such expenses may also include the charges and expenses of banks, brokerage houses and other custodians, nominees or fiduciaries for forwarding proxies and proxy material to beneficial owners of shares.

"Householding" occurs when a single copy of our annual report, proxy statement and Notice of Internet Availability of Proxy Materials is sent to any household at which two or more stockholders reside if they appear to be members of the same family. Although we do not "household" for registered stockholders, a number of brokerage firms have instituted householding for shares held in street name. This procedure reduces our printing and mailing costs and fees. Stockholders who participate in householding will continue to receive separate proxy cards, and householding will not affect the mailing of account statements or special notices in any way. If you wish to receive a separate copy of our annual report, proxy statement or Notice of Internet Availability of Proxy Materials than that sent to your household, either this year or in the future, you may contact the Company in the manner provided below and the Company will promptly send you a separate copy of our annual report, Proxy Statement or Notice of Internet Availability of Proxy Materials. If members of your household receive multiple copies of our annual report, Proxy Statement or Notice of Internet Availability of Proxy Materials, you may request householding by contacting the Company in the manner provided below.

Requests in this regard should be addressed to:

Gregory L. Smith
Vice President, General Counsel
and Corporate Secretary
Murphy USA Inc.
200 East Peach Street
El Dorado, Arkansas 71730
(870) 875-7600

On March 23, 2023, the Company first mailed the Notice of Internet Availability of Proxy Materials to stockholders. The Notice contains instructions about how to access our proxy materials and vote online or by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice.

The above Notice and Proxy Statement are sent by order of the Board of Directors.

Gregory L. Smith
Vice President, General Counsel
and Corporate Secretary

El Dorado, Arkansas
March 23, 2023

You are urged to follow the instructions for voting contained in the Notice Regarding Availability of Proxy Materials or, if you received a paper copy of the Proxy Materials, to date, sign and return your proxy card promptly to make certain your shares will be voted at the Annual Meeting, even if you plan to attend the meeting. If you desire to vote your shares at the meeting, your proxy may be revoked. If you are receiving a printed copy of the proxy materials, a pre-addressed and postage paid envelope has been enclosed for your convenience in returning the proxy card.

APPENDIX A

NON-GAAP RECONCILIATION

The following table sets forth the Company's EBITDA and Adjusted EBITDA for the five years ended December 31, 2022. EBITDA means net income (loss) plus net interest expense, plus income tax expense, depreciation and amortization, and Adjusted EBITDA adds back (i) other non-cash items (e.g., impairment of properties and accretion of asset retirement obligations) and (ii) other items that management does not consider to be meaningful in assessing our operating performance (e.g., (income) from discontinued operations, net settlement proceeds, (gain) loss on sale of assets, loss on early debt extinguishment, transaction and integration costs related to acquisition, and other non-operating (income) expense). EBITDA and Adjusted EBITDA are not measures that are prepared in accordance with U.S. generally accepted principles (GAAP).

The reconciliation of net income to EBITDA and Adjusted EBITDA is as follows:

	For the Years Ended December 31,				
(Millions of dollars)	2022	2021	2020	2019	2018
Net income	$ 672.9	$396.9	$386.1	$154.8	$213.6
Income tax expense (benefit)	210.9	125.0	123.0	47.6	60.3
Interest expense, net of interest income	82.3	82.3	50.2	51.7	51.4
Depreciation and amortization	220.4	212.6	161.0	152.2	134.0
EBITDA	1,186.5	816.8	720.3	406.3	459.3
Net settlement proceeds	—	—	—	(0.1)	(50.4)
Accretion of asset retirement obligations	2.7	2.5	2.3	2.1	2.0
(Gain) loss on sale of assets	(2.1)	(1.5)	(1.3)	(0.1)	1.1
Loss on early debt extinguishment	—	—	—	14.8	—
Acquisition-related costs	1.5	10.4	1.7	—	—
Other nonoperating (income) expense	2.3	(0.2)	(0.3)	(0.4)	(0.2)
ADJUSTED EBITDA	$1,190.9	$828.0	$722.7	$422.6	$411.8

MURPHY USA INC.
2023 OMNIBUS INCENTIVE PLAN

Section 1.   *Purpose.* The purpose of the Murphy USA Inc. 2023 Omnibus Incentive Plan (as amended from time to time, the "**Plan**") is to motivate and reward employees and other individuals to perform at the highest level and contribute significantly to the success of Murphy USA Inc. (the "**Company**"), thereby furthering the best interests of the Company and its shareholders.

Section 2.   *Definitions.* As used in the Plan, the following terms shall have the meanings set forth below:

(a)   "**Affiliate**" means any entity that, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Company.

(b)   "**Award**" means any Option, SAR, Restricted Stock, RSU, Performance Award, Other Cash-Based Award or Other Stock-Based Award granted under the Plan.

(c)   "**Award Agreement**" means any agreement, contract or other instrument or document (including in electronic form) evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

(d)   "**Beneficial Owner**" has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

(e)   "**Beneficiary**" means a Person entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of a Participant's death. If no such Person can be named or is named by a Participant, or if no Beneficiary designated by a Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at a Participant's death, such Participant's Beneficiary shall be such Participant's estate.

(f)   "**Board**" means the Board of Directors of the Company.

(g)   "**Cause**" is as defined in the Participant's Service Agreement, if any, or in the applicable Award Agreement, or if not so defined, means the Participant's: (i) willful failure or refusal to satisfactorily perform Participant's duties or obligations in connection with Participant's employment; (ii) having engaged in willful misconduct, gross negligence or a breach of fiduciary duty, or Participant's material breach of Participant's Service Agreement, if any, or any Company policy; (iii) Participant's conviction of, or a plea of guilty or nolo contendere to, (x) a felony or (y) any other criminal offense involving moral turpitude, fraud or dishonesty; (iv) Participant's unlawful use or possession of illegal drugs on the Company's premises or while performing his or her duties and responsibilities for the Company; or (v) Participant's commission of an act of fraud, embezzlement or misappropriation, in each case, against the Company or any of its Affiliates.

(h)   "**Change in Control**" means the occurrence of any one or more of the following events:

(i)   any Person, other than (A) any employee plan established by the Company or any Subsidiary, (B) the Company or any of its Affiliates, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, (D) the Murphy Family or (E) an entity owned, directly or indirectly, by shareholders of the Company in substantially the same proportions as their ownership of the Company, is (or becomes, during any 12-month period) the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 30% or more of the total voting power of the stock of the Company; *provided* that the provisions of this subsection (i) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under subsection (iii) below;

(ii)   a change in the composition of the Board such that, during any 12-month period, the individuals who, as of the beginning of such period, constitute the Board (the "**Existing Board**") cease for any reason to constitute at least 50% of the Board; *provided*, *however*, that any individual becoming a member of the Board subsequent to the beginning of such period whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the Directors immediately prior to the date of such appointment or election shall be considered as though such individual were a member of the Existing Board; *provided further*, that, notwithstanding the foregoing, no individual whose initial assumption of office occurs as a result of either an actual

or threatened election contest (as such terms are used in Rule 14a-11 or Regulation 14A promulgated under the Exchange Act or successor statutes or rules containing analogous concepts) or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, corporation, partnership, group, associate or other entity or Person other than the Board, shall in any event be considered to be a member of the Existing Board;

(iii)   the consummation of a merger, amalgamation or consolidation of the Company with any other corporation or other entity, or the issuance of voting securities in connection with such a transaction pursuant to applicable stock exchange requirements; *provided* that immediately following such transaction the voting securities of the Company outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity of such transaction or parent entity thereof) 50% or more of the total voting power and total fair market value of the Company's stock (or, if the Company is not the surviving entity of such merger or consolidation, 50% or more of the total voting power and total fair market value of the stock of such surviving entity or parent entity thereof); and *provided*, *further*, that such a transaction effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of either the then-outstanding Shares or the combined voting power and total fair market value of the Company's then-outstanding voting securities shall not be considered a Change in Control; or

(iv)   the sale or disposition by the Company of all or substantially all of the Company's assets.

Notwithstanding the foregoing, (A) no Change in Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of the Company immediately prior to such transaction or series of transactions and (B) no Change in Control shall be deemed to have occurred upon the acquisition of additional control of the Company by any Person that is considered to effectively control the Company. In no event will a Change in Control be deemed to have occurred if any Participant is part of a "group" within the meaning of Section 13(d)(3) of the Exchange Act that effects a Change in Control. Notwithstanding the foregoing or any provision of any Award Agreement to the contrary, for any Award that provides for accelerated distribution on a Change in Control of amounts that constitute "deferred compensation" (as defined in Section 409A of the Code), if the event that constitutes such Change in Control does not also constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company's assets (in either case, as defined in Section 409A of the Code), such amount shall not be distributed on such Change in Control but instead shall vest as of such Change in Control and shall be distributed on the scheduled payment date specified in the applicable Award Agreement, except to the extent that earlier distribution would not result in the Participant who holds such Award incurring interest or additional tax under Section 409A of the Code.

(i)   "**Code**" means the Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.

(j)   "**Committee**" means the Executive Compensation Committee of the Board or any successor committee of the Board with similar functions unless another committee is designated by the Board. If there is no Executive Compensation Committee of the Board and the Board does not designate another committee, references herein to the "Committee" shall refer to the Board.

(k)   "**Consultant**" means any individual, including an advisor, who is providing services to the Company or any Subsidiary or who has accepted an offer of service or consultancy from the Company or any Subsidiary.

(l)   "**Director**" means any member of the Board.

(m)   "**Effective Date**" means the date on which the Plan is adopted by the Board, subject to the approval of the shareholders of the Company.

(n)   "**Employee**" means any individual, including any officer, employed by the Company or any Subsidiary or any prospective employee or officer who has accepted an offer of employment from the Company or any Subsidiary, with the status of employment determined based upon such factors as are deemed appropriate by the Committee in its discretion, subject to any requirements of the Code or applicable laws.

(o) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.

(p) "**Fair Market Value**" means (i) with respect to Shares, the closing price of a Share on the applicable date of determination (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred), on the principal stock market or exchange on which the Shares are quoted or traded, or if Shares are not so quoted or traded, the fair market value of a Share as determined by the Committee, and (ii) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(q) "**Incentive Stock Option**" means an option representing the right to purchase Shares from the Company, granted pursuant to Section 6, that meets the requirements of Section 422 of the Code.

(r) "**Intrinsic Value**" with respect to an Option or SAR Award means (i) the excess, if any, of the price or implied price per Share in a Change in Control or other event *over* (ii) the exercise or hurdle price of such Award *multiplied by* (iii) the number of Shares covered by such Award.

(s) "**Murphy Family**" means (i) the C.H. Murphy Family Investments Limited Partnership, (ii) the estate of C.H. Murphy, Jr., and (iii) siblings of the late C.H. Murphy, Jr. and his and their respective spouse, children, siblings, mother-in-law and father-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law.

(t) "**Non-Qualified Stock Option**" means an option representing the right to purchase Shares from the Company, granted pursuant to Section 6, that is not an Incentive Stock Option.

(u) "**Option**" means an Incentive Stock Option or a Non-Qualified Stock Option.

(v) "**Other Cash-Based Award**" means an Award granted pursuant to Section 11, including cash awarded as a bonus or upon the attainment of specified performance criteria or otherwise as permitted under the Plan.

(w) "**Other Stock-Based Award**" means an Award granted pursuant to Section 11 that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, dividend rights or dividend equivalent rights or Awards with value and payment contingent upon performance of the Company or business units thereof or any other factors designated by the Committee.

(x) "**Participant**" means the recipient of an Award granted under the Plan.

(y) "**Performance Award**" means an Award granted pursuant to Section 10.

(z) "**Performance Period**" means the period established by the Committee with respect to any Performance Award during which the performance goals specified by the Committee with respect to such Award are to be measured.

(aa) "**Person**" has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof.

(bb) "**Restricted Stock**" means any Share subject to certain restrictions and forfeiture conditions, granted pursuant to Section 8.

(cc) "**RSU**" means a contractual right granted pursuant to Section 9 that is denominated in Shares. Each RSU represents a right to receive the value of one Share (or a percentage of such value) in cash, Shares or a combination thereof. Awards of RSUs may include the right to receive dividend equivalents.

(dd) "**SAR**" means a right granted pursuant to Section 7 to receive upon exercise by the Participant or settlement, in cash, Shares or a combination thereof, the excess of (i) the Fair Market Value of one Share on the date of exercise or settlement over (ii) the exercise or hurdle price of the right on the date of grant.

(ee) "**Service Agreement**" means any employment, service, severance, consulting or similar agreement between the Company or any of its Affiliates and a Participant.

(ff) "**Share**" means a share of the Company's Common Stock, $0.01 par value.

(gg)   "**Subsidiary**" means an entity of which the Company directly or indirectly holds all or a majority of the value of the outstanding equity interests of such entity or a majority of the voting power with respect to the voting securities of such entity. Whether employment by or service with a Subsidiary is included within the scope of the Plan shall be determined by the Committee.

(hh)   "**Substitute Award**" means an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by the Company or with which the Company combines.

(ii)   "**Termination of Service**" means, in the case of a Participant who is an Employee, cessation of the employment relationship such that the Participant is no longer an employee of the Company or any Subsidiary, or, in the case of a Participant who is a Consultant, non-employee Director or other service provider, the date the performance of services for the Company or any Subsidiary has ended; *provided*, *however*, that in the case of a Participant who is an Employee, the transfer of employment from the Company to a Subsidiary, from a Subsidiary to the Company, from one Subsidiary to another Subsidiary or, unless the Committee determines otherwise, the cessation of employee status but the continuation of the performance of services for the Company or a Subsidiary as a Director or Consultant shall not be deemed a cessation of service that would constitute a Termination of Service; *provided*, *further*, that, unless the Committee determines otherwise, a Termination of Service shall be deemed to occur for a Participant employed by, or performing services for, a Subsidiary when such Subsidiary ceases to be a Subsidiary unless such Participant's employment or service continues with the Company or another Subsidiary. Notwithstanding the foregoing, with respect to any Award subject to Section 409A of the Code (and not exempt therefrom), a Termination of Service occurs when a Participant experiences a "separation of service" (as such term is defined under Section 409A of the Code).

Section 3.   *Eligibility*.

(a)   Any Employee, non-employee Director or Consultant shall be eligible to be selected to receive an Award under the Plan, to the extent that an offer or receipt of an Award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

(b)   Holders of equity compensation awards granted by a business or entity that is acquired by the Company (or whose business is acquired by the Company) or with which the Company combines are eligible for grants of Substitute Awards under the Plan to the extent permitted under applicable regulations of any stock exchange on which the Company is listed.

Section 4.   *Administration*.

(a)   *Administration of the Plan*. The Plan shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its shareholders, Participants and any Beneficiaries thereof. The Committee may issue rules and regulations for administration of the Plan.

(b)   *Delegation of Authority*. To the extent permitted by applicable law, including under Section 157(c) of the Delaware General Corporation Law, the Committee may delegate to one or more officers of the Company some or all of its authority under the Plan, including the authority to grant Options and SARs or other Awards in the form of Share rights (except that such delegation shall not apply to any Award for a Person then covered by Section 16 of the Exchange Act), and the Committee may delegate to one or more committees of the Board (which may consist of solely one Director) some or all of its authority under the Plan, including the authority to grant all types of Awards, in accordance with applicable law.

(c)   *Authority of Committee*. Subject to the terms of the Plan and applicable law, the Committee (or its delegate) shall have full discretion and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award and prescribe the form of each Award Agreement, which need not be identical for each Participant; (v) determine whether, to what extent, under what circumstances and by which methods Awards may be settled or exercised in cash, Shares, other Awards, other property, net settlement (including broker-assisted cashless exercise or sell-to-cover), or any combination thereof, or canceled, forfeited or suspended; (vi) determine whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) amend terms or conditions of any outstanding Awards to the extent

permissible under the Plan; (viii) correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award, in the manner and to the extent it shall deem desirable to carry the Plan into effect; (ix) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board shall have all of the authority and responsibility granted to the Committee herein.

Section 5.   *Shares Available for Awards.*

(a)   Subject to adjustment as provided in Section 5(c) and except for Substitute Awards, the maximum number of Shares available for issuance under the Plan shall not exceed in the aggregate 1,725,000 Shares. Shares underlying Substitute Awards and Shares remaining available for grant under a plan of an acquired company or of a company with which the Company combines (whether by way of amalgamation, merger, sale and purchase of shares or other securities or otherwise), appropriately adjusted to reflect the acquisition or combination transaction, shall not reduce the number of Shares remaining available for grant hereunder.

(b)   If any Award is forfeited, cancelled, expires, terminates or otherwise lapses or is settled in cash, in whole or in part, without the delivery of Shares, then the Shares covered by such forfeited, expired, terminated or lapsed Award shall again be available for grant under the Plan. For the avoidance of doubt, the following will not again become available for issuance under the Plan: (i) any Shares withheld in respect of taxes relating to any Award, (ii) any Shares tendered or withheld to pay the exercise price of Options or SARs, (iii) any Shares with respect to an Award repurchased by the Company using Option exercise proceeds; or (iv) any Shares subject to a SAR granted under the Plan that are not issued in connection with the stock settlement of the SAR upon the exercise thereof.

(c)   In the event that the Committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to acquire Shares or other securities of the Company, issuance of Shares pursuant to the anti-dilution provisions of securities of the Company, or other similar corporate transaction or event affecting the Shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, subject to Section 19 and applicable law, adjust equitably so as to ensure no undue enrichment or harm (including by payment of cash), any or all of:

(i)   the number and type of Shares (or other securities) which thereafter may be made the subject of Awards, including the aggregate limits specified in Section 5(a) and Section 5(f);

(ii)   the number and type of Shares (or other securities) subject to outstanding Awards;

(iii)   the grant, acquisition, exercise or hurdle price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; and

(iv)   the terms and conditions of any outstanding Awards, including the performance criteria of any Performance Awards;

provided, *however*, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

(d)   Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Company.

(e)   A Participant who is a non-employee Director may not receive compensation for any calendar year in excess of $750,000 in the aggregate, including cash payments and Awards; *provided* that, notwithstanding the foregoing, a Participant who is a non-employee Director may receive compensation during the first 12 months of service as a non-employee Director of up to $1,000,000 in the aggregate (including cash payments and Awards). For purposes of

applying the limitation in this Section 5(e), Awards will be considered compensation in the year in which the date of grant occurs and the value of such Award shall be its grant date fair value for financial reporting purposes.

(f)   Subject to adjustment as provided in Section 5(c)(i), the maximum number of Shares available for issuance with respect to Incentive Stock Options shall be 1,725,000.

Section 6.   *Options*. The Committee is authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)   The exercise price per Share under an Option shall be determined by the Committee at the time of grant; *provided*, *however*, that, except in the case of Substitute Awards, such exercise price shall not be less than the Fair Market Value of a Share on the date of grant of such Option.

(b)   The term of each Option shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such Option. The Committee shall determine the time or times at which an Option becomes vested and exercisable in whole or in part.

(c)   The Committee shall determine the methods by which, and the forms in which payment of the exercise price with respect thereto may be made or deemed to have been made, including cash, Shares, other Awards, other property, net settlement (including broker-assisted cashless exercise) or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price.

(d)   Unless otherwise set forth in the applicable Award Agreement, if, as of the last day of the term of an Option, (i) the Fair Market Value of one Share exceeds the per Share exercise or strike price applicable to such Option and (ii) such Option has not previously been exercised as to all of the Shares subject thereto, then the Option shall be automatically deemed to have been exercised by the Participant on such date (the "**Automatic Exercise Date**"), which such automatic exercise shall be made on a "net exercise" basis to cover the applicable exercise or strike price applicable to such Option and any applicable tax withholding obligations; *provided* that, to the extent determined by the Committee and set forth in the applicable Award Agreement, this Section 6(d) shall not apply to any Option held by a Participant who has incurred a Termination of Service on or before the Automatic Exercise Date.

(e)   No grant of Options may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such Options (except as provided under Section 5(c)).

(f)   The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Incentive Stock Options may be granted only to employees of the Company or of a parent or subsidiary corporation (as defined in Section 424 of the Code).

Section 7.   *Stock Appreciation Rights*. The Committee is authorized to grant SARs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)   SARs may be granted under the Plan to Participants either alone ("freestanding") or in addition to other Awards granted under the Plan ("tandem") and may, but need not, relate to a specific Option granted under Section 6.

(b)   The exercise or hurdle price per Share under a SAR shall be determined by the Committee; *provided*, *however*, that, except in the case of Substitute Awards, such exercise or hurdle price shall not be less than the Fair Market Value of a Share on the date of grant of such SAR.

(c)   The term of each SAR shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such SAR. The Committee shall determine the time or times at which a SAR may be exercised or settled in whole or in part.

(d)   Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of Shares subject to the SAR multiplied by the excess, if any, of the Fair Market Value of one Share on the exercise date over the exercise or hurdle price of such SAR. The Company shall pay such excess in cash, in Shares valued at Fair Market Value, or any combination thereof, as determined by the Committee.

(e)   Unless otherwise set forth in the applicable Award Agreement, if, as of the last day of the term of a SAR, (i) the Fair Market Value of one Share exceeds the per Share exercise or strike price applicable to such SAR and

(ii) such SAR has not previously been exercised as to all of the Shares subject thereto, then the SAR shall be automatically deemed to have been exercised by the Participant on such Automatic Exercise Date, which such automatic exercise shall be made on a "net exercise" basis to cover the applicable exercise or strike price applicable to such SAR and any applicable tax withholding obligations; *provided* that, to the extent determined by the Committee and set forth in the applicable Award Agreement, this Section 7(e) shall not apply to any SAR held by a Participant who has incurred a Termination of Service on or before the Automatic Exercise Date.

(f) No grant of SARs may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such SARs (except as provided under Section 5(c)).

Section 8. *Restricted Stock.* The Committee is authorized to grant Awards of Restricted Stock to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) The Award Agreement shall specify the vesting schedule.

(b) Awards of Restricted Stock shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(c) Subject to the restrictions set forth in the applicable Award Agreement, a Participant generally shall have the rights and privileges of a shareholder with respect to Awards of Restricted Stock, including the right to vote such Shares of Restricted Stock and the right to receive dividends.

(d) The Committee may, in its sole discretion, provide in the applicable Award Agreement that an Award of Restricted Stock shall convey the right to receive dividend equivalents on the Shares subject to such Award with respect to any dividends or other distributions declared during the period that such Award is outstanding, in which case, such dividend equivalent rights shall accumulate and shall be paid in cash or Shares on the settlement date of the Award, subject to the vesting of the Award (or portion thereof) with respect to which such dividend equivalents are credited. For the avoidance of doubt, any dividend equivalents in respect of any Award of Restricted Stock shall have the same vesting conditions and vesting dates and shall be paid in accordance with the same terms as the Award to which they relate.

(e) Any Award of Restricted Stock may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(f) The Committee may provide in an Award Agreement that an Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Restricted Stock, such Participant shall be required to file promptly a copy of such election with the Company and the applicable Internal Revenue Service office.

Section 9. *RSUs.* The Committee is authorized to grant Awards of RSUs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a) The Award Agreement shall specify the vesting schedule and the delivery schedule (which may include deferred delivery later than the vesting date).

(b) Awards of RSUs shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(c) An RSU shall not convey to a Participant the rights and privileges of a shareholder with respect to the Share subject to such RSU, such as the right to vote or the right to receive dividends, unless and until and to the extent a Share is issued to such Participant to settle such RSU.

(d) The Committee may, in its discretion, provide in the applicable Award Agreement that an Award of RSUs shall convey the right to receive dividend equivalents on the Shares subject to such Award with respect to any dividends or other distributions declared during the period that such Award is outstanding, in which case, such dividend equivalent rights shall accumulate and shall be paid in cash or Shares on the settlement date of the Award, subject to the vesting

of the Award (or portion thereof) with respect to which such dividend equivalents are credited. For the avoidance of doubt, any dividend equivalents in respect of any Award of RSUs shall have the same vesting conditions and vesting dates and shall be paid in accordance with the same terms as the Award to which they relate.

(e)   Shares delivered upon the vesting and settlement of an RSU Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(f)   The Committee may determine the form or forms (including cash, Shares, other Awards, other property or any combination thereof) in which payment of the amount owing upon settlement of any RSU Award may be made.

Section 10.   *Performance Awards.* The Committee is authorized to grant Performance Awards to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)   Performance Awards may be denominated as a cash amount, number of Shares or units or a combination thereof and are Awards that may be earned upon achievement or satisfaction of performance conditions specified by the Committee. In addition, the Committee may specify that any other Award shall constitute a Performance Award by conditioning the grant to a Participant or the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. Subject to the terms of the Plan, the performance goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Committee.

(b)   Performance criteria may be measured on an absolute (*e.g.*, plan or budget) or relative basis, and may be established on a corporate-wide basis, with respect to one or more business units, divisions, Subsidiaries or business segments, or on an individual basis. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company (or, to the extent any performance objective is measured on a relative basis, any peer company), or the manner in which the Company (or, to the extent any performance objective is measured on a relative basis, any peer company) conducts its business, or other events or circumstances render the performance objectives unsuitable, the Committee may modify the performance objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable such that it does not provide any undue enrichment or harm. Performance measures may vary from Performance Award to Performance Award and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative. The Committee shall have the power to impose such other restrictions on Awards subject to this Section 10(b) as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements of any applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

(c)   Settlement of Performance Awards shall be in cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined in the discretion of the Committee.

(d)   A Performance Award shall not convey to a Participant the rights and privileges of a shareholder with respect to the Share subject to such Performance Award, such as the right to vote (except as relates to Restricted Stock) or the right to receive dividends, unless and until and to the extent a Share is issued to such Participant to settle such Performance Award. The Committee, in its sole discretion, may provide that a Performance Award shall convey the right to receive dividend equivalents on the Shares subject to such Performance Award with respect to any dividends declared during the period that such Performance Award is outstanding, in which case, such dividend equivalent rights shall accumulate and shall be paid in cash or Shares on the settlement date of the Performance Award, subject to the Participant's earning of the Shares with respect to which such dividend equivalents are paid upon achievement or satisfaction of performance conditions specified by the Committee. Shares delivered upon the vesting and settlement of a Performance Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration. For the avoidance of doubt, unless otherwise determined by the Committee, no dividend equivalent rights shall be provided with respect to any Shares subject to Performance Awards that are not earned or otherwise do not vest or settle pursuant to their terms.

(e)   The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a Performance Award.

Section 11.   *Other Cash-Based Awards and Other Stock-Based Awards.*

(a)   The Committee is authorized, subject to limitations under applicable law, to grant Other Cash-Based Awards (either independently or as an element of or supplement to any other Award under the Plan) and Other Stock-Based Awards. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, and paid for at such times, by such methods and in such forms, including cash, Shares, other Awards, other property, net settlement, broker-assisted cashless exercise or any combination thereof, as the Committee shall determine; provided that the purchase price therefor shall not be less than the Fair Market Value of such Shares on the date of grant of such right.

(b) The Committee may, in its discretion, provide in the applicable Award Agreement that an Other Stock-Based Award shall convey the right to receive dividend equivalents on the Shares subject to such Award with respect to any dividends or other distributions declared during the period that such Award is outstanding, in which case, such dividend equivalent rights shall accumulate and shall be paid in cash or Shares on the settlement date of the Award, subject to the vesting of the Award (or portion thereof) with respect to which such dividend equivalents are credited. For the avoidance of doubt, any dividend equivalents in respect of any Other Stock-Based Award shall have the same vesting conditions and vesting dates and shall be paid in accordance with the same terms as the Award to which they relate.

Section 12.   *Effect of Termination of Service or a Change in Control on Awards.*

(a)   The Committee may provide, by rule or regulation or in any applicable Award Agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of a Participant's Termination of Service prior to the end of a Performance Period or vesting, exercise or settlement of such Award.

(b)   Subject to the last sentence of Section 2(ii), the Committee may determine, in its discretion, whether, and the extent to which, (i) an Award will vest during a leave of absence, (ii) a reduction in service level (for example, from full-time to part-time employment) will cause a reduction, or other change, to an Award and (iii) a leave of absence or reduction in service will be deemed a Termination of Service.

(c)   Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control, the following provisions of this Section 12(c) shall apply except as otherwise provided in the applicable Award Agreement.

(i)   If and to the extent that outstanding Awards under the Plan are assumed, continued or substituted by the successor or surviving entity (or its parent or affiliate), then:

(A)   all such Awards shall remain outstanding and shall be governed by their respective terms and the provisions of the Plan and the applicable Award Agreement; and

(B)   in the event a Participant incurs an involuntary Termination of Service by the Company (or the surviving entity, successor or its parent or affiliate) without Cause and/or due to the Participant's death or "disability"), in each case during a period of up to 24 months from and after the Change in Control, then, as of the date of such Participant's Termination of Service: (x) outstanding Awards shall immediately vest, become exercisable, and the restrictions and other conditions applicable thereto shall immediately lapse; and (y) the performance conditions applicable to any Performance Award shall be deemed to be achieved at the greater of (1) the actual level of performance through the date immediately prior to the date of the Change in Control (to the extent determinable) and (2) target performance (100%);

(ii)   If and to the extent that outstanding Awards under the Plan (I) are not assumed, continued or substituted in accordance with Section 12(c)(i) above, or (II) if such Awards are held by a non-employee Director, then upon the Change in Control, the following treatment shall apply to such Awards:

(A)   outstanding Awards shall immediately vest, become exercisable, and the restrictions and other conditions applicable thereto shall immediately lapse immediately upon such Change in Control; and

(B)   the performance conditions applicable to any Performance Award shall be deemed to be achieved at the greater of (x) the actual level of performance through the date immediately prior to the date of the Change in Control (to the extent determinable) and (y) target performance (100%); and

(C)   the Committee may, in its sole discretion, provide for cancellation of such outstanding Awards at the time of the Change in Control in which case a payment of cash, securities, property or a combination

MURPHY
USA

thereof shall be made to each such Participant upon the consummation of the Change in Control that is determined by the Committee in its sole discretion and that is at least equal to the excess (if any) of the value of the consideration that would be received in such Change in Control by the holders of the Company's securities relating to such Awards over the exercise or purchase price (if any) for such Awards (except that, in the case of an Option or SAR Award, such payment shall be limited as necessary to prevent the Option or SAR Award from being subject to tax under Section 409A of the Code); provided further that, if the Intrinsic Value of an Option or SAR Award is equal to or less than zero, the Committee may, in its sole discretion, provide for the cancellation of such Award without payment of any consideration therefor (for the avoidance of doubt, in the event of a Change in Control, the Committee may, in its sole discretion, terminate any Option or SAR Awards for which the exercise or hurdle price is equal to or exceeds the per Share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor). Such payment shall be made promptly following such Change in Control or on a specified date or dates following such Change in Control; provided that the timing of such payment shall comply with Section 409A of the Code.

For purposes of this Section 12(c), an Award shall be considered assumed, continued or substituted for if, following the Change in Control, the Award remains subject to the same terms and conditions that were applicable to the Award immediately prior to the Change of Control except that, if the Award related to Shares, the Award instead confers the right to receive common shares of the successor or surviving entity (or its parent).

Section 13.   *General Provisions Applicable to Awards*.

(a)   Awards shall be granted for such cash or other consideration, if any, as the Committee determines; *provided* that in no event shall Awards be issued for less than such minimal consideration as may be required by applicable law.

(b)   Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c)   Subject to the terms of the Plan, payments or transfers to be made by the Company upon the grant, exercise or settlement of an Award may be made in the form of cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined by the Committee in its discretion at the time of grant, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(d)   Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award and no right under any Award shall be assignable, alienable, saleable or transferable by a Participant other than by will or pursuant to Section 13(e) and (ii) during a Participant's lifetime, each Award, and each right under any Award, shall be exercisable only by such Participant or, if permissible under applicable law, by such Participant's guardian or legal representative. The provisions of this Section 13(d) shall not apply to any Award that has been fully exercised or settled, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e)   A Participant may designate a Beneficiary or change a previous Beneficiary designation only at such times as prescribed by the Committee, in its sole discretion, and only by using forms and following procedures approved or accepted by the Committee for that purpose.

(f)   All certificates, if any, for Shares and/or other securities delivered under the Plan pursuant to any Award or the exercise or settlement thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the Securities and Exchange Commission, any stock market or exchange upon which such Shares or other securities are then quoted, traded or listed, and any applicable securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g)   The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Committee's satisfaction, (ii) as determined by the Committee, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws, stock market or exchange rules and regulations or

accounting or tax rules and regulations and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Committee deems necessary or appropriate to satisfy any applicable laws. The Company's inability to obtain authority from any regulatory body having jurisdiction, which the Committee determines is necessary to the lawful issuance and sale of any Shares, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

(h)   The Committee may impose restrictions on any Award with respect to non-competition, non-solicitation, confidentiality and other restrictive covenants, or requirements to comply with minimum share ownership requirements, as it deems necessary or appropriate in its sole discretion, which such restrictions may be set forth in any applicable Award Agreement or otherwise.

Section 14.   *Amendments and Terminations*.

(a)   *Amendment or Termination of the Plan*. Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan, the Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; *provided*, *however*, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) shareholder approval if such approval is required by applicable law or the rules of the stock market or exchange, if any, on which the Shares are principally quoted or traded or (ii) subject to Section 5(c) and Section 12, the consent of the affected Participant, if such action would materially adversely affect the rights of such Participant under any outstanding Award, except (x) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations or (y) to impose any "clawback" or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 18. Notwithstanding anything to the contrary in the Plan, the Committee may amend the Plan, or create sub-plans, in such manner as may be necessary or desirable to enable the Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.

(b)   *Dissolution or Liquidation*. In the event of the dissolution or liquidation of the Company, each Award shall terminate immediately prior to the consummation of such action, unless otherwise determined by the Committee.

(c)   *Terms of Awards*. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any Award theretofore granted (including by substituting another Award of the same or a different type), prospectively or retroactively, without the consent of any relevant Participant or holder or Beneficiary of an Award; *provided*, *however*, that, subject to Section 5(c) and Section 12, no such action shall materially adversely affect the rights of any affected Participant or holder or Beneficiary under any Award theretofore granted under the Plan, except (x) to the extent any such action is made to cause the Plan or Award to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations, or (y) to impose any "clawback" or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 18. The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of events (including the events described in Section 5(c)) affecting the Company, or the financial statements of the Company, or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(d)   *No Repricing*. Except as provided in Section 5(c), the Committee may not, without shareholder approval, seek to effect any re-pricing of any previously granted "underwater" Option, SAR or similar Award by: (i) amending or modifying the terms of the Option, SAR or similar Award to lower the exercise price; (ii) cancelling the underwater Option, SAR or similar Award and granting either (A) replacement Options, SARs or similar Awards having a lower exercise price or (B) Restricted Shares, RSUs, Performance Awards or Other Share-Based Awards in exchange; or (iii) cancelling or repurchasing the underwater Options, SARs or similar Awards for cash or other securities. An Option, SAR or similar Award will be deemed to be "underwater" at any time when the Fair Market Value of the Shares covered by such Award is less than the exercise price of the Award.

Section 15.   *Miscellaneous*.

(a)   No Employee, Consultant, non-employee Director, Participant, or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with

respect to each recipient. Any Award granted under the Plan shall be a one-time Award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants under the Plan.

(b)   The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Affiliate. Further, the Company or any applicable Affiliate may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding on the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in the applicable Award Agreement.

(c)   No payment pursuant to the Plan shall be taken into account in determining any benefits under any severance, pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Affiliate, except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

(d)   Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, including the grant of options and other stock-based awards, and such arrangements may be either generally applicable or applicable only in specific cases.

(e)   The Company shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other Awards, other property, net settlement, or any combination thereof) of applicable withholding taxes due in respect of an Award, its exercise or settlement or any payment or transfer under such Award or under the Plan and to take such other action (including providing for elective payment of such amounts in cash or Shares by such Participant) as may be necessary to satisfy all obligations for the payment of such taxes and, unless otherwise determined by the Committee in its discretion, to the extent such withholding would not result in liability classification of such Award (or any portion thereof) pursuant to FASB ASC Subtopic 718-10.

(f)   If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award Agreement, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award Agreement shall remain in full force and effect.

(g)   Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(h)   An Award may be denominated in a factional number of Shares; *provided*, however, that no fractional Shares shall be issued or delivered pursuant to the Plan or any Award upon the vesting, exercise or settlement of any Award (including after given effect to any net exercise or net settlement of any Award). The Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(i)   Awards may be granted to Participants who are non-United States nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants who are employed or providing services in the United States as may, in the judgment of the Committee, be necessary or desirable to recognize differences in local law, tax policy or custom. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Participants on assignments outside their home country.

Section 16.   *Effective Date of the Plan.* The Plan shall be effective as of the Effective Date.

Section 17.   *Term of the Plan.* No Award shall be granted under the Plan after the earliest to occur of (i) the 10-year anniversary of the Effective Date; (ii) the maximum number of Shares available for issuance under the Plan

have been issued; or (iii) the Board terminates the Plan in accordance with Section 14(a). However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

Section 18. *Cancellation or "Clawback" of Awards.*

(a)   The Committee may specify in an Award Agreement that a Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include a Termination of Service with or without Cause (and, in the case of any Cause that is resulting from an indictment or other non-final determination, the Committee may provide for such Award to be held in escrow or abeyance until a final resolution of the matters related to such event occurs, at which time the Award shall either be reduced, cancelled or forfeited (as provided in such Award Agreement) or remain in effect, depending on the outcome), violation of material policies, breach of non-competition, non-solicitation, confidentiality or other restrictive covenants, or requirements to comply with minimum share ownership requirements, that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

(b)   The Committee shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, any Awards granted under the Plan (including any amounts or benefits arising from such Awards) shall be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time (including, without limitation, any clawback policy adopted to comply with Rule 10D-1 of the Exchange Act and related listing standards), and the Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall, to the extent required, cancel or require reimbursement of any Awards granted to the Participant or any Shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of Shares underlying such Awards.

Section 19. *Section 409A of the Code.* With respect to Awards subject to Section 409A of the Code, the Plan is intended to comply with the requirements of Section 409A of the Code, and the provisions of the Plan and any Award Agreement shall be interpreted in a manner that satisfies the requirements of Section 409A of the Code, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition shall be interpreted and deemed amended so as to avoid this conflict. Notwithstanding anything in the Plan to the contrary, if the Committee considers a Participant to be a "specified employee" under Section 409A of the Code at the time of such Participant's "separation from service" (as defined in Section 409A of the Code), and any amount hereunder is "deferred compensation" subject to Section 409A of the Code, any distribution of such amount that otherwise would be made to such Participant with respect to an Award as a result of such "separation from service" shall not be made until the date that is six months after such "separation from service," except to the extent that earlier distribution would not result in such Participant's incurring interest or additional tax under Section 409A of the Code. If an Award includes a "series of installment payments" (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), a Participant's right to such series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment, and if an Award includes "dividend equivalents" (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), a Participant's right to such dividend equivalents shall be treated separately from the right to other amounts under the Award. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award Agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by a Participant on account of non-compliance with Section 409A of the Code.

Section 20. *Successors and Assigns.* The terms of the Plan shall be binding upon and inure to the benefit of the Company and any successor entity, including any successor entity contemplated by Section 12(c).

Section 21. *Data Protection.* In connection with the Plan, the Company or its Affiliates, as applicable, may need to process personal data (as such term, "personal information," "personally identifiable information," or any other term of comparable intent, is defined under applicable laws or regulations, in each case to the extent applicable) provided by the Participant to, or otherwise obtained by, the Company or its Affiliates, their respective third party service providers

MURPHY USA★

or others acting on the Company's or its Affiliates' behalf. Examples of such personal data may include, without limitation, the Participant's name, account information, social security number, tax number and contact information. The Company or its Affiliates may process such personal data for the performance of the contract with the Participant in connection with the Plan and in its legitimate business interests for all purposes relating to the operation and performance of the Plan, including but not limited to**:**

      (a)   administering and maintaining Participant records;

      (b)   providing the services described in the Plan;

      (c)   providing information to future purchasers or merger partners of the Company or any Affiliate, or the business in which such Participant works; and

      (d)   responding to public authorities, court orders and legal investigations and complying with law, as applicable.

The Participant is not required to supply any of the personal data that the Company or its Affiliates may request. However, failure to do so may result in the Company or its Affiliates being unable to provide the Participant with certain rights and benefits that would otherwise be available to the Participant under the Plan.

The Company or its Affiliates may share the Participant's personal data with (i) Affiliates, (ii) trustees of any employee benefit trust, (iii) registrars, (iv) brokers, (v) third party administrators of the Plan, (vi) third party service providers acting on the Company's or its Affiliates' behalf to provide the services described above, (vii) future purchasers or merger partners (as described above) or (viii) regulators and others, as required by law or in order to provide the services described in the Plan.

If necessary, the Company or its Affiliates may transfer the Participant's personal data to any of the parties mentioned above in a country or territory that may not provide the same protection for the information as the Participant's home country. Any transfer of the Participant's personal data to recipients in a third country will be made subject to appropriate safeguards or applicable derogations provided for, and to the extent required, under applicable law. Further information on those safeguards or derogations can be obtained through, and other questions regarding this Section 21 (including to request access to the information included in this Section 21 in an alternative format) may be directed to, the Company's General Counsel. The terms set forth in this Section 21 are supplementary to the terms set forth in any employee privacy notice or other privacy policy that may be made available by the Company or its applicable Affiliate to the Participant (as applicable, and as updated from time to time by the Company or its applicable Affiliate upon notice to the Participant); *provided* that, in the event of any conflict between the terms of this Section 21 and the terms of any such notice or policy, the terms of this Section 21 shall govern and control in relation to the processing of such personal data in connection with the Plan.

The Company and its Affiliates will keep personal data collected or otherwise processed in connection with the Plan for as long as necessary to operate the Plan or as necessary to comply with any legal or regulatory requirements and in accordance with the Company's and its Affiliates' backup and archival policies and procedures.

Certain Participants may have a right to (i) request access to and rectification or erasure of the personal data provided or otherwise obtained, (ii) request the restriction of the processing of his or her personal data, (iii) object to the processing of his or her personal data, (iv) receive the personal data provided to the Company or its Affiliates and transmit such data to another party, (v) lodge a complaint with a supervisory authority and (vi) not be discriminated against for exercising his or her rights hereunder. The Company and its Affiliates do not sell personal data collected or otherwise processed in connection with the Plan to any third party and do not share such personal data with any third party for purposes of cross-context behavioral advertising. This Section 21, and the practices described herein, applies equally to the Company's and its Affiliates' collection, use, disclosure and other processing of "sensitive" personal data, such as social security numbers and financial account information. The Company and its Affiliates do not use or otherwise process personal data collected or otherwise processed in connection with the Plan, including "sensitive" personal data, for purposes of automated decision-making, including profiling.

      Section 22.   *Governing Law*. The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, without application of the conflicts of law principles thereof.

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FORM 10-K

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
(Mark one)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-35914



MURPHY USA INC.
(Exact name of registrant as specified in its charter)

Delaware	46-2279221
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 Peach Street	
El Dorado, Arkansas	71730-5836
(Address of principal executive offices)	(Zip Code)

(870) 875-7600
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.01 Par Value	MUSA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☑ Yes   ☐ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes   ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☑ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis on incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b)).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter (as of June 30, 2022), based on the closing price on that date of $232.87 was $5,438,737,000.

Number of shares of Common Stock, $0.01 par value, outstanding at January 31, 2023 was 21,700,941.
Documents incorporated by reference:
Portions of the Registrant's definitive Proxy Statement relating to the Annual Meeting of Stockholders on May 4, 2023 will be incorporated by reference in Part III herein.

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Item 1. BUSINESS

Murphy USA Inc. ("Murphy USA", the "Company", "we", or "our") was incorporated in Delaware on March 1, 2013 and holds, through its subsidiaries, the former U.S. retail marketing business of its former parent company, Murphy Oil Corporation ("Murphy Oil"), plus other assets and liabilities of Murphy Oil that supported the activities of the U.S. retail marketing operations. In addition, on January 29, 2021, the Company acquired Quick Chek Corporation ("QuickChek"), a privately held convenience store chain.

Our business consists primarily of the marketing of retail motor fuel products and convenience merchandise through a network of 1,712 (as of December 31, 2022) retail stores located in 27 states, of which, 1,151 were branded as Murphy USA, 404 were branded as Murphy Express, and 157 were branded as QuickChek stores. The majority of our existing and new-to-industry ("NTI") retail gasoline stores operate under the brand names of Murphy USA and Murphy Express. Plans are under development to transition all Murphy Express branded stores to the Murphy USA brand name. These locations operate within close proximity to Walmart stores or within preferred markets across 25 states in the Southeast, Southwest, and Midwest areas of the United States. We also operate a combination of convenience stores and convenience stores with retail gasoline under the brand name of QuickChek, which are located in New Jersey and New York. In addition, we market fuel to unbranded wholesale customers through a mixture of Company owned and third-party product distribution terminals and pipeline positions. We are an independent publicly traded company, with low-price, high volume fuel retail outlets selling convenience merchandise through low-cost small store formats and kiosks, as well as larger format stores that have a broader range of merchandise and food and beverage offerings which are driven by key strategic relationships and experienced management.

Our business is subject to various risks. For a description of these risks, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

Information about our operations, properties and business segments, including revenues by class of products and financial information by geographic area, are provided on pages 32 through 48, F-12, F-13, F-15, and F-38 through F-39 of this Annual Report on Form 10-K.

Our Competitive Strengths

Our business foundation is built around five reinforcing strengths which we believe provide us a competitive advantage over our peers. These strengths support our Company vision which is to "Deliver every day the quickest, most friendly service and a low-price value proposition to our growing customer base for the products and markets we serve."

Strategic proximity to and complementary relationship with Walmart

Of our network of 1,712 retail stores (as of December 31, 2022), the majority are situated on prime locations located near Walmart stores. We believe our proximity to Walmart stores generates significant traffic to our existing retail stores while our competitively priced gasoline and convenience offerings appeal to our shared customers. We continue to collaborate with Walmart on fuel discount programs, mainly Walmart+, which we believe enhances the customer value proposition as well as the competitive position of both Murphy USA and Walmart.

Winning proposition with value-conscious consumers

Our competitively priced fuel is a compelling offering for value-conscious consumers. Despite a flat long-term outlook in overall gasoline demand (increased vehicle miles traveled in a normal economy essentially offsetting increased fuel efficiency), we believe value-conscious consumers that prefer convenience and service are a growing demand segment. In combination with our high traffic locations, our competitive gasoline prices drive high fuel volumes and gross profit. In addition, we believe we are an industry leader in per-store tobacco sales with our low-priced tobacco products and in total store sales per square foot as we also sell a growing

assortment of single-serve/immediate consumption items. We continue to provide value opportunities to our customers through our Murphy Drive Rewards and QuickChek Rewards loyalty programs which reward customers with discounted and free items based on purchases of qualifying fuel and merchandise, as applicable.

Low cost retail operating model

We operate our Murphy USA and Murphy Express retail gasoline stores with a strong emphasis on fuel sales complemented by a focused convenience offering that allows for a smaller store footprint than most of our competitors. We build a mix of raze-and-rebuild 1,400 square foot stores and NTI 2,800 square foot Murphy stores which we believe have low capital expenditure, maintenance and utility requirements relative to our competitors. Many of our Murphy stores require only one or two associates to be present during business hours and 76% of our stores are located on Company-owned property and do not incur any rent expense. The combination of a focused convenience offering and standardized smaller footprint stores of our Murphy USA and Express brands allow us to achieve lower overhead costs and on-site costs compared to competitors with a much larger store format. Our low cost operating model translates into a low cash fuel breakeven requirement that allows us to weather extended periods of low fuel margins and which has improved by more than 3 cents per gallon ("cpg") since our spin-off in 2013.

Distinctive fuel supply chain capabilities

We source fuel at competitive industry benchmark prices due to the diversity of fuel options available to us in the bulk and rack product markets, our shipper status on major pipeline systems, and our access to numerous terminal locations. In addition, we have a strong distribution system in which we leverage our scale and ratability to deliver the most favorably priced products for our Murphy stores and QuickChek stores with gasoline, further reducing our fuel product costs. By participating in the broader fuel supply chain, we believe our business model provides additional upside exposure to opportunities to enhance margins and volume, such as shifting non-contractual wholesale volumes to protect retail fuel supply during periods of constrained supply and elevated margins. These activities demonstrate our belief that participating in the broader fuel supply chain provides us with added flexibility to ensure reliable low-cost fuel supply in various market conditions especially during periods of significant price volatility or delivery difficulties. It would take substantial time and investment, both in expertise and assets, for a competitor to replicate our existing position, and we believe this continues to be a significant barrier to any attempt to emulate our business model.

Resilient financial profile and engaged team

Our predominantly fee-simple asset base, ability to generate attractive gross margins through our low-price, high-volume strategy, and our low overhead costs should help us endure prolonged periods of unfavorable commodity price movements and compressed fuel margins. We also believe our conservative financial structure further protects us from the inherently volatile fuel environment. We expect that our strong cash position combined with availability under our credit facility will continue to provide us with a significant level of liquidity to help maintain a disciplined capital expenditure program focused on growing ratably through periods of both high and low fuel margins.

We have acquired through share repurchases approximately $2.7 billion of our common stock in a little more than nine years of operation. During the year 2022, we repurchased a total of 3,328,795 common shares for $806.4 million, for an average price of $242.24 per share. Repurchases in 2022 were made pursuant to our now completed $500 million 2020 authorization and our $1 billion 2021 authorization. As of December 31, 2022, we had approximately $213.7 million remaining under our 2021 authorization. Additionally, in order to provide a consistent and meaningful return of capital to shareholders independent of share repurchases, we raised our quarterly dividend three times during 2022 from $0.29 per share in Q1 2022 to $0.35 cents per share, or $1.40 per share on an annualized basis as of Q4 2022.

We have over 15,100 dedicated and hardworking employees as of December 31, 2022, that are actively engaged to serve the customer, whether it is the external retail consumer or their internal co-workers. We believe our sustainable business model and organic growth opportunities support an employee value proposition that makes Murphy USA an attractive place to work.

Our Business Strategy

Our business strategy reflects a set of coherent choices that leverage our differentiated strengths and capabilities.

Grow organically

We intend for our independent growth plan to be a key driver of our organic growth over the next several years, which is demonstrated by the 404 standalone Murphy Express locations (as of December 31, 2022), the majority of which were developed after our 2013 spin-off from Murphy Oil Corporation. We expect to build up to 45 NTI locations and up to 30 raze-and-rebuilds in 2023 and are targeting up to 55 NTI and up to 25 raze-and-rebuilds per year in future periods, focusing on high-return locations either in high traffic areas, near Walmart Supercenters as a complement to higher performing existing stores in smaller markets, or by strategic infill in our core market areas complemented by our supply chain capabilities. While we were previously focused on smaller store size, we now expect to build more Murphy branded NTI stores that are 2,800 square feet or larger, as well as our NTI QuickChek branded locations in their existing footprint, which average between 5,000 to 7,000 square feet in size. Our real estate development team works to maintain a multi-year pipeline of projects that supports continued ratable expansion in these high-return locations.

Diversify merchandise mix

We plan to continuously evaluate our remaining kiosk strategy in an effort to maximize our store economics and return on investment. Complementary to that strategy, we are continually refining Murphy branded 1,400 square foot and 2,800 square foot designs to create a foundation for increasing higher-margin non-tobacco sales and diversifying our merchandise offerings. Key to achieving the highest potential returns from our large and small format stores is the development and execution of enhanced food and beverage ("F&B") capabilities by leveraging QuickChek's F&B offering. We expect to further expand merchandise revenue and margins through our primary supplier relationship with Core-Mark Holding Company, Inc. ("Core-Mark") and in addition, to optimize our promotional planning, merchandise assortment, and pricing effectiveness, in order to help boost overall store returns.

Sustain cost leadership position

We believe that sustaining our low cost position is a strategic advantage as a retailer of commodity products. We are undertaking several initiatives for the purpose of increasing efficiency which should allow us to continue to beat inflation on per-store operating costs to help sustain low store-level costs. We also believe that through our planned growth and efficiency initiatives, we can control overhead costs to support an overall improvement in store returns and keep costs properly scaled as we grow organically. In order to do this successfully, we will focus on the continued development of our employees and foster an operating culture aligned with business performance, including cost leadership.

Create advantage from market volatility

We plan to continue to focus our product supply and wholesale efforts on activities that enhance our ability to be a low-price retail fuel leader and our ability to take advantage of fuel price volatility. We will continue to invest in capabilities and asset positions that support our supply chain strategy. Our distinctive business model and supply chain advantage allows us to deliver consistent margins over time and withstand periods of volatility and uncertainty.

Invest for the long term

We maintain a portfolio of predominantly fee-simple assets and utilize what we believe to be an appropriate debt structure that will allow us to be resilient during times of volatility in fuel demand, price, and margin. We believe our strong financial position should allow us to profitably execute our low-cost, high volume retail strategy through periods of both high and low fuel margins while preserving the ability to re-invest in and grow our existing stores, brand image and supporting capabilities such as enhancing our food and beverage offerings. Furthermore, in addition to our store-development capital and investments in new capabilities, we

have diversified our shareholder distribution mechanism to provide consistent return of capital through quarterly cash dividends and meaningful share repurchase programs as we continue to focus on maximizing shareholder value.

Industry Trends

We operate within the large, growing, competitive and highly fragmented U.S. retail fuel and convenience store industry. Several key industry trends and characteristics, include:

- Sensitivity to gas prices among cost conscious consumers, and increasing customer demand for low-priced fuel;
- Highly fragmented nature of the industry providing larger chain operators like Murphy USA with significant scale advantage;
- Significantly increased fuel capacity in the marketplace by the addition of new-to-industry retail fuel and convenience stores, and
- High levels of consumer traffic around supermarkets and large format hypermarkets, supporting complementary demand at nearby and cross-promoted retail fuel stores.

Corporate Information

Murphy USA was incorporated in Delaware on March 1, 2013 and our business consists of U.S. retail marketing operations. Our Murphy USA headquarters is located at 200 Peach Street, El Dorado, Arkansas 71730 and our general telephone number is (870) 875-7600. Our Internet website is www.murphyusa.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this Annual Report on Form 10-K. Shares of Murphy USA common stock are traded on the NYSE under the ticker symbol "MUSA".

Description of Our Business

We market fueling products and convenience merchandise through a network of Company retail stores. We also market to unbranded wholesale customers through a mixture of Company owned and third-party terminals. During 2022, the Company sold approximately 4.8 billion gallons of motor fuel through our retail outlets. Below is a table that lists the states where we operate our stores at December 31, 2022 and the number of stores in each state.

State	No. of stores	State	No. of stores	State	No. of stores
Alabama	81	Kentucky	48	New York	19
Arkansas	69	Louisiana	80	North Carolina	91
Colorado	33	Michigan	27	Ohio	44
Florida	137	Missouri	50	Oklahoma	55
Georgia	99	Mississippi	55	South Carolina	70
Iowa	22	Nebraska	5	Tennessee	93
Illinois	43	Nevada	4	Texas	354
Indiana	39	New Jersey	138	Utah	5
Kansas	7	New Mexico	21	Virginia	23
				Total	1,712

The following table provides a history of our store count during the three-year period ended December 31, 2022:

| | Years Ended December 31, | | |
	2022	2021	2020
Start of period	1,679	1,503	1,489
Acquired	—	156	—
New construction	36	23	24
Closed or sold	(3)	(3)	(10)
End of period	1,712	1,679	1,503

The following table present the numbers of our owned and leased stores at December 31, 2022:

	Located on Owned land	Located on Leased Property[3,5]	Total Stores
Murphy USA	1,047	—	1,047
Leased from Walmart[1,2]	—	99	99
Leased from others[2]	—	5	5
Murphy Express[2]	239	165	404
QuickChek[3,4,5]	8	—	8
Stores with leased land	—	44	44
Stores with leased land and buildings	—	105	105
Total stores operated	1,294	418	1,712

[1]This table excludes 3 locations that were disposed of in prior years but remain subleased from Walmart to the buyer

[2]Leases for Murphy branded stores are operating leases

[3]Operating leases have an average remaining term, including renewals of 25 years

[4]Leases for QuickChek land are operating leases and Quick Chek store buildings are finance leases

[5]Finance leases have an average remaining term, including renewals, of 20 years

Since 2007, we have purchased from Walmart the properties underlying many of our stores. Each of our owned properties that were purchased from Walmart are also subject to Easements and Covenants with Restrictions Affecting Land ("ECRs"), which impose customary restrictions on the use of such properties, which Walmart has the right to enforce. In addition, pursuant to the ECRs, certain transfers involving these properties are subject to Walmart's right of first refusal or right of first offer. Also, pursuant to the ECRs, we are prohibited from transferring such properties to a competitor of Walmart.

For risks related to our agreements with Walmart, including the ECRs, see "Risk Factors—Risks Relating to Our Business—Walmart retains certain rights in its agreements with us, which may adversely impact our ability to conduct our business."

For the remaining stores located on or adjacent to Walmart property that are not owned, we have a master lease agreement that allows us to rent land from Walmart. The master lease agreement contains general terms applicable to all rental stores on Walmart property in the United States. The term of the leases is ten years at each store, with us holding four successive five-year extension options at each site. Approximately half of the leased sites have over 11 years of term remaining, including renewals, should the Company decide to exercise the renewal options. The agreement permits Walmart to terminate it in its entirety, or only as to affected sites, at its option under customary circumstances (including in certain events of bankruptcy or insolvency), or if we improperly transfer the rights under the agreements to another party. In addition, the

master lease agreement prohibits us from selling a leased store or allowing a third party to operate a leased store without written consent from Walmart.

For more information about our operating leases, see Note 21 "Leases" to the accompanying audited consolidated financial statements for the three years ended December 31, 2022.

We have numerous sources for our retail fuel supply, including nearly all of the major and large oil companies operating in the U.S. We purchase fuel from oil companies, independent refiners, and other marketers at rates that fluctuate with market prices and generally are reset daily, and we sell fuel to our customers at prices that we establish daily. All fuel is delivered by the truckload as needed to replenish supply at our Company stores. Our inventories of fuel on site turn approximately once daily. By establishing motor fuel supply relationships with several alternate suppliers for most locations, we believe we are able to effectively create competition for our purchases among various fuel suppliers. We also believe that purchasing arrangements with multiple fuel suppliers may help us avoid product outages during times of motor fuel supply disruptions. At some locations, however, there are limited suppliers for fuel in that market and we may have only one supplier. Our refined products are distributed through a few product distribution terminals that are wholly owned and operated by us and from numerous terminals owned by others. About half of our wholly owned terminals are supplied by marine transportation and the rest are supplied by pipeline. We also receive products at terminals owned by others either in exchange for deliveries from our terminals or by outright purchase.

In addition to the motor fuel sold at our Company stores, our stores carry a broad selection of snacks, beverages, tobacco products and non-food merchandise, as well as a greater food and beverage offering at our QuickChek locations. In 2022, we purchased more than 74% of our merchandise from a single vendor, Core-Mark, with whom we renewed a new five-year supply agreement in January 2021.

A statistical summary of key operating and financial indicators for each of the five years ended December 31, 2022 are reported below.

	As of December 31,				
	2022	2021	2020	2019	2018
Branded retail outlets:					
Murphy USA®	1,151	1,151	1,151	1,161	1,160
Murphy Express	404	370	352	328	312
QuickChek®	157	158	—	—	—
Total	1,712	1,679	1,503	1,489	1,472
Retail marketing:					
Total fuel contribution (including retail, PS&W and RINs) (cpg)[1]	34.3	26.3	25.2	16.1	16.2
Retail fuel margin per gallon (cpg) (1)	29.6	21.9	22.9	13.8	14.7
Gallons sold per store month (in thousands)	244.6	229.4	219.5	248.3	244.0
Merchandise sales revenue per store month (in thousands)	$ 193.5	$ 186.7	$ 166.3	$ 148.7	$ 139.7
Merchandise margin as a percentage of merchandise sales	19.7%	19.1%	15.6%	16.0%	16.5%

[1] Represents net sales prices for fuel less purchased cost of fuel.

Our business is organized into one reporting segment (Marketing). The Marketing segment includes our retail marketing stores and product supply and wholesale assets. For operating segment information, see Note 23 "Business Segments" in the accompanying audited consolidated financial statements for the three-year period ended December 31, 2022.

Competition

The U.S. petroleum business is highly competitive, particularly with regard to accessing and marketing petroleum and other refined products. We compete with other chains of retail fuel stores for fuel supply and in the retail sale of refined products to end consumers, primarily on the basis of price, but also on convenience and consumer appeal. In addition, we may also face competition from other retail fueling stores that adopt marketing strategies similar to ours by associating with non-traditional retailers, such as quick service restaurants, supermarkets, discount club stores and hypermarkets, particularly in the geographic areas in which we operate. We expect that our industry will continue to trend toward this model, resulting in increased competition to us over time. Moreover, because we do not produce or refine any of the petroleum or other refined products that we market, we compete with retail gasoline companies that have ongoing supply relationships with affiliates or former affiliates that manufacture refined products. We also compete with integrated companies that have their own production and/or refining operations that are at times able to offset losses from marketing operations with profits from producing or refining operations, and may be better positioned to withstand periods of depressed retail margins or supply shortages. In addition, we compete with other retail and wholesale gasoline marketing companies that have more extensive retail outlets and greater brand name recognition. Some of our competitors have been in existence longer than we have and have greater financial, marketing and other resources than we do. As a result, these competitors may have a greater ability to bear the economic risks inherent in all phases of our business and may be able to respond better to changes in the economy and new opportunities within the industry.

The retail gasoline industry in the United States is highly competitive due to ease of entry and constant change in the number and type of retailers offering similar products and services. With respect to merchandise, our retail stores compete with other convenience store chains, independently owned convenience stores, supermarkets, drugstores, discount clubs, gasoline service stores, mass merchants, fast food operations and other similar retail outlets. Non-traditional retailers, including supermarkets, discount club stores and mass merchants, now compete directly with retail gasoline stores. These non-traditional gasoline retailers have obtained a significant share of the gasoline market, and their market share is expected to grow, and these retailers may use promotional pricing or discounts, both at the fuel pump and in the convenience store, to encourage in-store merchandise sales and gasoline sales. In addition, some large retailers and supermarkets are adjusting their store layouts and product prices in an attempt to appeal to convenience store customers. Major competitive factors are: location, ease of access, product and service selection, gasoline brands, pricing, customer service, store appearance, cleanliness and safety.

Market Conditions and Seasonality

Market conditions in the oil and gas industry are cyclical and subject to global economic and political events, such as Russia's invasion of Ukraine, that upset global supply and demand and impact the price of crude oil and to new and changing governmental regulations. Our operating results are affected by price changes in crude oil, natural gas and refined products, pandemics that may lead to travel restrictions or changed customer behavior, and changes in competitive conditions in the markets we serve.

Oil prices, wholesale motor fuel costs, motor fuel sales volumes, motor fuel gross margins and merchandise sales can be subject to seasonal fluctuations. Consumer demand for motor fuel typically increases during the summer driving season, and typically falls during the winter months. Travel, recreation and construction are typically higher in these months in the geographic areas in which we operate, increasing the demand for motor fuel and merchandise that we sell. Therefore, our revenues and sales volumes are typically higher in the second and third quarters of our fiscal year. A significant change in any of these factors, including a significant decrease in consumer demand (other than typical seasonal variations), could materially affect our motor fuel and merchandise volumes, motor fuel gross profit and overall customer traffic, which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Trademarks

In the highly competitive business in which we operate, our trade names, service marks and trademarks are important to distinguish our products and services from those of our competitors. We sell gasoline primarily under the Murphy USA® and Murphy Express brands, which we acquired from Murphy Oil. We acquired

ownership of the QuickChek® trademark and others as a result of the QuickChek acquisition. We are not aware of any facts which would negatively impact our continuing use of any of the above trade names, service marks or trademarks.

Technology Systems

All of our Company stores use a standard hardware and software platform for point-of-sale ("POS") that facilitates item level scanning of merchandise for sales and inventory, and the secure acceptance of all major payment methods – cash, check, credit, debit, fleet and mobile. In addition, our QuickChek stores have self-service checkouts and support third-party delivery services. Our standard approach to large scale and geographically dispersed deployments reduces total technology cost of ownership for the POS and inherently makes the system easier to use, support, and replace. This POS technology strategy reflects close alignment with our growth plan.

We use a combination of software as a service, commercial off the shelf software, and custom software applications developed using modern industry standard tools and methodologies to manage and run our business. For our financial systems, we use enterprise class systems which provide significant flexibility in managing corporate and store operations, as well as scalability for growth.

We invest in disaster recovery, system backups, redundancy, firewall, remote access security and virus and spam protection to ensure a high level of system security and availability. We have systems, business policies and processes around access controls, password expirations and file retention to ensure a high level of control within our technology network.

Environmental

We are subject to numerous federal, state and local environmental laws, regulations and permit requirements. Such environmental requirements have historically been subject to frequent change and have tended to become more stringent over time. While we strive to comply with these environmental requirements, any violation of such requirements can result in litigation, increased costs or the imposition of significant civil and criminal penalties, injunctions or other sanctions. Compliance with these environmental requirements affects our overall cost of business, including capital costs to construct, maintain and upgrade equipment and facilities, and ongoing operating expenditures. We maintain sophisticated leak detection and remote monitoring systems for underground storage tanks at most of our retail fueling stores and install up-to-date tank, piping, and monitoring systems at our new stores. We operate above ground bulk petroleum tanks at our terminal locations and have upgraded certain product lines and conduct annual monitoring to help mitigate the risk of potential soil and groundwater contamination. We allocate a portion of our capital expenditure program to comply with environmental laws and regulations, and such capital expenditures are projected to be approximately $6.7 million in 2023.

We could be subject to joint and several as well as strict liability for environmental contamination. Some of our current and former properties have been operated by third parties whose handling and management of hazardous materials were not under our control, and substantially all of them have or previously had motor fuel or petroleum product storage tanks. Pursuant to certain environmental laws and regulations, we could be responsible for investigating and remediating contamination relating to such stores, including impacts attributable to prior site occupants or other third parties, and for implementing remedial measures to mitigate the risk of future contamination. We may also have liability for contamination and violations of environmental laws and regulations under contractual arrangements with third parties, such as landlords and former owners of our sites, including at our sites in close proximity to Walmart stores. Contamination has been identified at certain of our current and former terminals and retail fueling stores, and we are continuing to conduct investigation and remediation activities in relation to such properties. The discovery of additional contamination or the imposition of further investigation or remediation obligations at these or other properties could result in significant costs. In some cases, we may be eligible to receive money from state "leaking petroleum storage tank" trust funds to help fund remediation. However, receipt of such payments is subject to stringent eligibility requirements and other limitations that can significantly reduce the availability of such trust fund payments and may delay or increase the duration of associated cleanups. We could also be held responsible for contamination relating to third-party sites to which we or our predecessors have sent hazardous materials for recycling or disposal. We

are currently identified as a potentially responsible party ("PRP") in connection with one such disposal site. Any such contamination, leaks from storage tanks or other releases of regulated materials could result in claims against us by governmental authorities and other third parties for fines or penalties, natural resource damages, personal injury, and property damage. From time to time, we are subject to legal and administrative proceedings governing the investigation and remediation of contamination or spills from current and past operations, including from our terminal operations and leaking petroleum storage tanks.

Consumer demand for our products may be adversely impacted by fuel economy standards as well as greenhouse gas ("GHG") vehicle emission reduction measures. The U.S. Environmental Protection Agency ("EPA") and the National Highway Traffic Safety Administration ("NHTSA") issued Corporate Average Fuel Economy ("CAFE") standards in 2012 that set fuel economy standards and regulated emissions of GHGs for fleets of 2017-2025 model year cars and light duty trucks. In 2016, the NHTSA finalized a rule imposing stricter penalties against those who exceed CAFE standards. In December 2021, the EPA finalized standards for 2023-2026 model years that are more stringent than those in prior standards from 2020. In March 2022 NHTSA finalized CAFE standards addressing the 2024-2026 model years that are more stringent than those in prior standards from 2020. The EPA and NHTSA also regulate GHG emission and fuel efficiency standards for medium and heavy-duty vehicles and in August 2016, jointly finalized "Phase 2" vehicle and engine performance standards covering model years 2021 through 2027, which apply to semi-trucks, large pick-up trucks and vans, and all types and sizes of buses and work trucks. In December 2022, the EPA finalized a rule that sets more stringent standards to reduce pollution from heavy duty vehicles and engines beginning with model year 2027; this was the first rulemaking under the EPA's Clean Trucks Plan, which is an EPA regulatory initiative to reduce GHG emissions and other harmful air pollutants from heavy-duty trucks via various rulemakings. These and any future increases in or changes to fuel economy standards or GHG emission reduction requirements could decrease demand for our products.

Air emissions from our facilities are also subject to regulation. For example, certain of our fueling stores may be required to install and maintain vapor recovery systems to control emissions of volatile organic compounds to the air during the vehicle fueling process. Although the EPA declined to revise national ambient air quality standards for ground level ozone in December 2020, the EPA under a President Biden administration may revise such standards, which could require additional equipment upgrades and operating controls that could increase our capital and operating expenses. Any other future environmental regulatory changes applicable to our business or operations may also result in increased compliance costs.

Our business is also subject to increasingly stringent laws and regulations governing the content and characteristics of fuel. For example, the gasoline we sell generally must meet increasingly rigorous sulfur and benzene standards. In addition, renewable fuel standards generally require refiners and gasoline blenders to meet certain volume quotas or obtain representative trading credits for renewable fuels that are established as a percentage of their finished product production. Such fuel requirements and renewable fuel standards may adversely affect our wholesale fuel purchase costs.

Sale of Regulated Products

In certain areas where our retail stores are located, state or local laws limit the hours of operation for the sale of alcoholic beverages and restrict the sale of alcoholic beverages and tobacco products to persons younger than a certain age. State and local regulatory agencies have the authority to approve, revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of alcoholic beverages, as well as to issue fines to convenience stores for the improper sale of alcoholic beverages and tobacco products. Failure to comply with these laws may result in the loss of necessary licenses and the imposition of fines and penalties on us. Such a loss or imposition could have a material adverse effect on our business, liquidity and results of operations. In many states, retailers of alcoholic beverages have been held responsible for damages caused by intoxicated individuals who purchased alcoholic beverages from them. While the potential exposure for damage claims as a seller of alcoholic beverages and tobacco products is substantial, we have adopted procedures intended to minimize such exposure. We also adhere to the rules governing lottery sales as determined by state lottery commissions in each state in which we make such sales.

Safety

We are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that certain information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens.

Other Regulatory Matters

Our retail stores are also subject to regulation by federal agencies and to licensing and regulations by state and local health, sanitation, fire and other departments relating to the development and operation of retail stores, including regulations relating to zoning and building requirements and the preparation and sale of food. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of a new retail store in a particular area.

Our operations are also subject to federal and state laws governing such matters as wage rates, overtime and citizenship requirements. At the federal and state levels, there are proposals under consideration from time to time to increase minimum wage rates and periods of protected leaves. Increases in wages, overtime pay, or benefits due to changes in the statutory minimum salary requirements or minimum wage rates or mandated health benefits would result in an increase in our labor costs. Such cost increases, or the penalties for failing to comply, could adversely affect our business, financial condition, and results of operations. We monitor such changes to ensure our continued compliance with these ever-changing regulations.

Human Capital

At Murphy USA, we know that the strength of our workforce is critical to our long-term success and we strive to build upon this through the foundation laid by our Principles. As of December 31, 2022, Murphy USA had over 15,100 employees, including 6,000 full-time employees, and 9,100 part-time employees working at our stores, support centers, and corporate headquarters.

Murphy USA is committed to the attraction, development, retention, and safety of our employees. Our initiatives for fiscal year 2022 addressed, among other things, (i) Our Principles, (ii) Inclusion and Diversity, (iii) Talent Management, (iv) Total Rewards, and (v) Workforce Safety.

Our Principles are the heart of our rich culture, creating the foundation of how we operate at Murphy USA. They are the values that shape the strong character of our company. The basis for our human capital management focus is driven by our core Principles of Integrity, Respect, Citizenship, and Spirit.

Integrity	Respect	Citizenship	Spirit
Be persistently ethical and honest to foster trust. We carry ourselves with a quiet confidence because we know that – in the long run — our character will speak for itself. We always do the right thing, even when no one is watching.	**Value and appreciate others.** We encourage and promote diverse approaches in all our thoughts, ideas and actions. We understand the value gained through embracing the strengths, experiences, and perspectives of others.	**Believe in the power of good actions.** We are committed to the greater good for our employees, company, customers, suppliers and other stakeholders. We are responsible and involved in the communities in which we live and work as ambassadors of Murphy USA.	**Strive to be the best.** We are highly engaged and truly care about what we do and how we are perceived. We have a strong desire to exceed our customers' expectations. We work closely with each other to drive our success through reliable and consistent execution.

We are committed to living our Principles, specifically, the principle of "Respect" as it relates to inclusion and diversity. We are intentional about working towards increasing visible and invisible diversity throughout Murphy USA through several talent initiatives:

- We partner with universities to attract diverse talent.

- We identify critical roles and potential successors with our succession management program.

- We strive to lift up talent through differentiated and personalized development opportunities.

We employ thoughtful talent management strategies, including annual succession planning, semi-annual people reviews, promotion review committees, mid-year and annual performance reviews, and cohort performance review calibrations.

We are dedicated to helping our employees succeed professionally by offering a robust suite of learning and development opportunities.

- Our field teams have comprehensive functional training programs at each level.

- We have individual development plans (IDPs) and an eLearning platform to support employee-driven development.

- We offer a formal stretch role and assignment process to support development at all levels.

- We have a mentorship process.

- Leadership development opportunities are available for all leaders.

- We provide tuition reimbursement for home office employees, store managers, and assistant store managers.

- We sponsor employees seeking to earn their GED.

We have demonstrated a history of investing in our employees by offering competitive salaries and wages. We offer comprehensive benefit packages designed to support employees' overall well-being. We have benefit packages available at all levels of the organization. The benefits package offered to our full-time employees includes:

- Comprehensive health, dental, vision, and life insurance.

- Parental leave available to all new parents for birth, adoption or foster placement.

- An Employee Assistance Program.

- 401K program with company match.

- Paid time off including: vacation, sick, parental, bereavement, and holidays.

A thoughtful and well-planned approach has been taken to evaluate and execute benefits consolidation between Murphy USA and QuickChek, where appropriate. At present, several QuickChek benefit programs and vendors have been consolidated with Murphy USA's, including medical, dental, vision, flexible spending, and retirement. We continue to evaluate QuickChek's benefit plans, and such evaluation could lead to additional consolidation with the Murphy USA plans in the future.

We are committed to keeping our employees and customers safe through fostering and maintaining a strong safety culture and emphasizing the importance of our employees' role in identifying, mitigating and communicating safety risks. We have continued to build our rapid response program to ensure safety events (i.e., slip and falls, medical emergencies, and vehicle accidents) are escalated quickly and responded to efficiently.

Properties

Our headquarters of approximately 120,000 square feet is located at 200 Peach Street, El Dorado, Arkansas. We also own and operate two other office buildings in El Dorado, Arkansas that house our store support center and technology services personnel, and we own and operate an office building and training center in Whitehouse Station, New Jersey for our QuickChek store support personnel. We have numerous owned and leased properties for our retail fueling stores as described under "Description of Our Business," as well as wholly-owned product distribution terminals.

Website access to SEC Reports

Interested parties may obtain the Company's public disclosures filed with the Securities and Exchange Commission (SEC), including Form 10-K, Form 10-Q, Form 8-K and other documents, by accessing the Investor Relations section of Murphy USA Inc.'s website at ir.corporate.murphyusa.com.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 are available on our website, free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. Alternatively, you may access these reports at the SEC's website at http://www.sec.gov. The information contained on these websites referenced herein is not incorporated by reference into this filing.

Item 1A. RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this Annual Report on Form 10-K.

Our business, prospects, financial condition, results of operations or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.

Risks Relating to our Company

Our operations present hazards and risks, which may not be fully covered by insurance, if insured. If a significant accident or event occurs for which we are not adequately insured, our operations and financial results could be adversely affected.

The scope and nature of our operations present a variety of operational hazards and risks, including explosions, fires, toxic emissions, and natural catastrophes that must be managed through continual oversight and control. These and other risks are present throughout our operations. As protection against these hazards and risks, we maintain insurance against many, but not all, potential losses or liabilities arising from such risks. Uninsured losses and liabilities arising from operating risks could reduce the funds available to us for capital and investment spending and could have a material adverse effect on our financial condition, results of operations and cash flows.

Our indebtedness could restrict our business and adversely impact our financial condition, results of operations or cash flows; our leverage could increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us in the future.

We have debt obligations that could restrict our business and adversely impact our financial condition, results of operations or cash flows. This outstanding indebtedness could have significant consequences to our future operations, including:

- making it more difficult for us to meet our payment and other obligations under our outstanding debt;

- resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable;

- reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

- placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations.

In addition, our credit facilities and the indentures that govern the notes include restrictive covenants that, subject to certain exceptions and qualifications, restrict or limit our ability and the ability of our restricted subsidiaries to, among other things, incur additional indebtedness, pay dividends, make certain investments, sell certain assets and enter into certain strategic transactions, including mergers and acquisitions. These covenants and restrictions could affect our ability to operate our business, and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise.

Our leverage may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us. Our leverage could increase with additional borrowings on our shelf registration statement. We have below investment-grade ratings on our notes from Moody's and S&P while our credit facilities are rated investment grade. Our credit ratings could be lowered or withdrawn entirely by a ratings agency if, in its judgment, the circumstances warrant. If our existing ratings are lowered, or otherwise we do not obtain an investment grade rating in the future for the notes, or if we do and a rating agency were to downgrade us again to below investment grade, our borrowing costs would increase and our funding sources could decrease. Actual or anticipated changes or downgrades in our ratings, including any announcement that our ratings are under review for a downgrade, could adversely affect our business, cash flows, financial condition and operating results.

The interest rates on our credit facilities may be impacted by the phase-out of the London Interbank Offered Rate ("LIBOR") and the transition to the Secured Overnight Financing Rate ("SOFR").

Interest rates on borrowings under our credit agreement may be based on LIBOR. Following announcements by the United Kingdom Financial Conduct Authority ("FCA") and ICE Benchmark Administration Limited, the FCA-regulated LIBOR administrator, publication of the one-week and two-month United States Dollar ("USD")-LIBOR tenors ceased after December 31, 2021. While publication of all other USD-LIBOR tenors is expected to cease after June 30, 2023, U.S. regulators and the FCA have published guidance instructing banks to cease entering into new contracts referencing USD-LIBOR no later than December 31, 2021, with limited exceptions.

As of the date hereof, the current recommended replacement for USD-LIBOR is the Secured Overnight Financing Rate ("SOFR"). In March 2020, the Federal Reserve Bank of New York began publishing 30-, 90- and 180-day tenor SOFR Averages and a SOFR Index. In addition, forward-looking SOFR term rates are being published. However, the composition and characteristics of SOFR are not the same as those of LIBOR. As a result, there can be no assurance that SOFR or any rate based on SOFR will perform in the same way as LIBOR would have at any time. For example, since publication of SOFR began on April 3, 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or other market rates.

Any transition away from LIBOR as a benchmark for establishing the applicable interest rate is complex and may affect the cost of servicing our debt under our credit agreement. Although these borrowing arrangements provide for alternative base rates, the composition and characteristics of such alternative base rates are not the same as those of LIBOR, and the consequences of the phase-out of LIBOR cannot be entirely

predicted at this time. We expect to address the transition of all our LIBOR based contracts prior to June 30, 2023.

Our ability to meet our payment obligations under the notes and our other debt depends on our ability to generate significant cash flow in the future.

Our ability to meet our payment and other obligations under our debt instruments, including the notes, depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot provide assurance that our business will generate cash flow from operations, or that future borrowings will be available to us under our credit agreement or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under the notes and our other debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, including the notes, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the notes and our other debt.

Despite our current indebtedness levels, we may be able to incur substantially more debt. This could exacerbate further the risks associated with our leverage.

We and our subsidiaries may incur substantial additional indebtedness, including secured indebtedness, in the future, subject to the terms of the indentures governing the notes and our credit agreement that limit our ability to do so. Such additional indebtedness may include additional notes, which will also be guaranteed by the guarantors, to the extent permitted by the indentures and our credit agreement. Although the indentures limit our ability and the ability of our subsidiaries to create liens securing indebtedness, there are significant exceptions to these limitations that will allow us and our subsidiaries to secure significant amounts of indebtedness without equally and ratably securing the notes. If we or our subsidiaries incur secured indebtedness and such secured indebtedness is either accelerated or becomes subject to a bankruptcy, liquidation or reorganization, our and our subsidiaries' assets would be used to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on the notes that are not similarly secured. In addition, the indentures governing the Senior Notes will not prevent us or our subsidiaries from incurring other liabilities that do not constitute indebtedness. If new debt or other liabilities are added to our current debt levels, the related risks that we now face could intensify.

In connection with our Separation from Murphy Oil, Murphy Oil has agreed to indemnify us for certain liabilities and we have agreed to indemnify Murphy Oil for certain liabilities. If we are required to act under these indemnities to Murphy Oil, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. The Murphy Oil indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and Murphy Oil may not be able to satisfy its indemnification obligations to us in the future.

Pursuant to the Separation and Distribution Agreement ("the Separation") and certain other agreements with Murphy Oil, Murphy Oil has agreed to indemnify us for certain liabilities, and we have agreed to indemnify Murphy Oil for certain liabilities. Indemnities that we may be required to provide Murphy Oil are not subject to any cap, may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution. Third parties could also seek to hold us responsible for any of the liabilities that Murphy Oil has agreed to retain, and under certain circumstances, we may be subject to continuing contingent liabilities of Murphy Oil following the Separation. Further, Murphy Oil may not be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Murphy Oil any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

Risks Relating to Our Business

Volatility in the global prices of oil and petroleum products and general economic conditions that are largely out of our control, as well as seasonal variations in fuel pricing, can significantly affect our operating results.

Our net income is significantly affected by changes in the margins on retail and wholesale gasoline marketing operations. Oil and domestic wholesale gasoline markets are volatile. General political conditions, acts of war or terrorism, such as Russia's invasion of Ukraine, instability in oil producing regions, particularly in the Middle East and South America, and the value of U.S. dollars relative to other foreign currencies, particularly those of oil producing nations, have significantly affected and in the future could significantly affect oil supplies and wholesale gasoline costs. In addition, the supply of gasoline and our wholesale purchase costs can be adversely affected in the event of a shortage, which could result from, among other things, lack of capacity at oil refineries, sustained increase in global demand or the fact that our gasoline contracts do not guarantee an uninterrupted, unlimited supply of gasoline. Our wholesale purchase costs could also be adversely affected by increasingly stringent regulations regarding the content and characteristics of fuel products. Significant increases and volatility in wholesale gasoline costs could result in lower gasoline gross margins per gallon. This volatility makes it extremely difficult to predict the effect that future wholesale cost fluctuations will have on our operating results and financial condition in future periods.

Except in limited cases, we typically do not seek to hedge any significant portion of our exposure to the effects of changing prices of commodities. Dramatic increases in oil prices reduce retail gasoline gross margins, because wholesale gasoline costs typically increase faster than retailers are able to pass them along to customers. We purchase refined products, particularly gasoline, needed to supply our retail stores. Therefore, our most significant costs are subject to volatility of prices for these commodities. Our ability to successfully manage operating costs is important because we have little or no influence on the sales prices or regional and worldwide consumer demand for oil and gasoline. Furthermore, oil prices, wholesale motor fuel costs, motor fuel sales volumes, motor fuel gross margins and merchandise sales can be subject to seasonal fluctuations. For example, consumer demand for motor fuel typically increases during the summer driving season, and typically falls during the winter months. Travel, recreation and construction are typically higher in these months in the geographic areas in which we operate, increasing the demand for motor fuel and merchandise that we sell. Therefore, our revenues and/or sales volumes are typically higher in the second and third quarters of our fiscal year. A significant change in any of these factors, including a significant decrease in consumer demand (other than typical seasonal variations), could materially affect our motor fuel and merchandise volumes, motor fuel gross profit and overall customer traffic, which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Further, recessionary economic conditions, higher interest rates, higher gasoline and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors may affect consumer spending or buying habits, and could adversely affect the demand for products we sell at our retail stores. Unfavorable economic conditions, higher gasoline prices and unemployment levels can affect consumer confidence, spending patterns and vehicle miles driven. These factors can lead to sales declines in both gasoline and general merchandise, and in turn have an adverse impact on our business, financial condition, results of operations and cash flows.

Walmart continues to be a key relationship with regard to our Murphy USA network.

At December 31, 2022, most of our Murphy branded stores were located in close proximity to Walmart Supercenter stores. Therefore, our relationship with Walmart, the continued goodwill of Walmart and the integrity of Walmart's brand name in the retail marketplace are all important drivers for our business. Any deterioration in our relationship with Walmart could have an adverse effect on operations of the stores that are branded Murphy USA and participate in a discount. In addition, our competitive posture could be weakened by negative changes at Walmart. Many of our Company stores benefit from customer traffic generated by Walmart retail stores, and if the customer traffic through these host stores decreases due to the economy or for any other reason, our sales could be materially and adversely affected.

The current level of revenue that is generated from RINs may not be sustainable.

Murphy USA's business is impacted by its ability to generate revenues from capturing and subsequently selling Renewable Identification Numbers ("RINs"), a practice enabled through the blending of petroleum-based fuels with renewable fuels. RIN prices also have an impact on our cost of goods sold for petroleum products, which can be positive or negative depending on the movement of RIN prices. The market price for RINs fluctuates based on a variety of factors, including but not limited to governmental and regulatory action and market dynamics. In 2022, RIN prices continued to fluctuate but were higher on average due to uncertainty of future regulations. Although a decline in RIN prices could have a material impact on the Company's revenues, Murphy USA's business model is not dependent on its ability to generate revenues from the sale of RINs.

Current litigation and future rule making could impact the Renewable Fuel Standard ("RFS") program. The RFS program is the regulatory means by which the federal government requires the introduction of an increasing amount of renewable fuel into the fuel supply. As it is, refiners are obligated to obtain—either by blending biofuels into petroleum-based fuels or through purchase on the open market—and then retire with the federal government RINs to satisfy their individual obligations. On December 1, 2022, the EPA announced a proposed rule to establish blending mandates for 2023, 2024, and 2025. This is the EPA's first RFS proposal since the statutory volumetric blending mandates that Congress established in 2007 have expired.

We are exposed to risks associated with the interruption of supply and increased costs as a result of our reliance on third-party supply and transportation of refined products.

We utilize key product supply and wholesale assets, including our pipeline positions and product distribution terminals, to supply our retail fueling stores. Much of our competitive advantage arises out of these proprietary arrangements which, when disrupted, have in the past and could in the future adversely affect us, and such effects could be material. The lasting effects of the coronavirus ("COVID-19") pandemic continues to cause disruptions in supply chains into 2023. In addition to our own operational risks discussed above, we could experience interruptions of supply or increases in costs to deliver refined products to market if the ability of the pipelines or vessels to transport petroleum or refined products is disrupted because of weather events, accidents, governmental regulations or third-party actions. Furthermore, at some of our locations there are very few suppliers for fuel in that market.

Changes in credit card expenses could reduce our profitability, especially on gasoline.

A significant portion of our retail sales involve payment using credit cards. We are assessed credit card fees as a percentage of transaction amounts and not as a fixed dollar amount or percentage of our gross margins. Higher gasoline prices result in higher credit card expenses, and an increase in credit card use or an increase in credit card fees would have a similar effect. Therefore, credit card fees charged on gasoline purchases that are more expensive as a result of higher gasoline prices are not necessarily accompanied by higher gross margins. In fact, such fees may cause lower profitability. Lower income on gasoline sales caused by higher credit card fees may decrease our overall profitability and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Failure to maintain the quality and safety of our food products could adversely impact our reputation and business.

As we continue to focus on enhancing our food and beverage offerings, concerns regarding the quality or safety of our food products or our food supply chain, even if factually incorrect or based on isolated incidents, could hurt our sales of prepared food products and possibly lead to product liability and personal injury claims, litigation, government agency investigations and damages.

Walmart retains certain rights in its agreements with us, which may adversely impact our ability to conduct our business.

Our owned properties that were purchased from Walmart are subject to Easements with Covenants and Restrictions Affecting Land (the "ECRs") between us and Walmart. The ECRs impose customary restrictions on the use of our properties, which Walmart has the right to enforce. The ECRs also provide that if we propose to

sell a fueling store property or any portion thereof (other than in connection with the sale of all or substantially all of our properties that were purchased from Walmart or in connection with a bona fide financing), Walmart has a right of first refusal to purchase such property or portion thereof on similar terms. Subject to certain exceptions (including a merger in which we participate, the transfer of any of our securities or a change in control of us), if we market for sale to a third party all or substantially all of our properties that were purchased from Walmart, or if we receive an unsolicited offer to purchase such properties that we intend to accept, we are required to notify Walmart. Walmart then has the right, within 90 days of receipt of such notice, to make an offer to purchase such properties. If Walmart makes such an offer, for a period of one year we will generally only be permitted to accept third-party offers where the net consideration to us would be greater than that offered by Walmart.

The ECRs also prohibit us from transferring all or substantially all of our fueling store properties that were purchased from Walmart to a "competitor" of Walmart, as reasonably determined by Walmart. The term "competitor" is generally defined in the ECRs as an entity that owns, operates or controls grocery stores or supermarkets, wholesale club operations similar to that of a Sam's Club, discount department stores or other discount retailers similar to any of the various Walmart store prototypes or pharmacy or drug stores.

Similarly, some of our leased properties are subject to certain rights retained by Walmart. Our master lease agreement states that if Murphy Oil USA, Inc. is acquired or becomes party to any merger or consolidation that results in a material change in the management of the stores, Walmart will have the option to purchase the stores at fair market value. The master lease also prohibits us from selling all or any portion of a store without first offering to sell all or such portion to Walmart on the same terms and conditions. These provisions may restrict our ability to conduct our business on the terms and in the manner we consider most favorable and may adversely affect our future growth.

An inability to maintain a multi-year new store project pipeline may cause our Company's growth to slow in 2023 and beyond.

Our ability to grow by up to 45 new stores and up to 30 raze-and-rebuild stores in 2023 and by up to 55 NTI stores and 25 raze-and-rebuild stores in future years relies on the continued growth of our project pipeline and the building material supply chain. We have a very active Asset Development group that works to focus on our key target areas to locate suitable traffic count locations for this future growth. If the Asset Development group is unable to locate suitable locations or is unable to close the purchase for those locations in a timely fashion, the Company could find that it does not have sufficient land to fulfill its pipeline. Further, permitting delays due to local government agency ability to timely respond to our requests or construction delays from supply chain or labor constraints could also negatively impact our project pipeline.

We currently have one primary supplier for over 74% of our merchandise. A disruption in supply could have a material effect on our business.

In 2022, over 74% of our merchandise, including most tobacco products and grocery items, was purchased from a single wholesale grocer, Core-Mark. In January 2021, we renewed and extended for another five years a supply contract with Core-Mark. If Core-Mark is unable to fulfill its obligations under our contract, alternative suppliers that we could use in the event of a disruption may not be immediately available or offer merchandise on similar commercial terms. A disruption in supply could have a material effect on our business, financial condition, results of operations and cash flows.

Capital financing may not always be available to fund our activities.

We usually must spend and risk a significant amount of capital to fund our activities. Although most capital needs are funded from operating cash flow, the timing of cash flows from operations and capital funding needs may not always coincide, and the levels of cash flow may not fully cover capital funding requirements.

From time to time, we may need to supplement our cash generated from operations with proceeds from financing activities. We have entered into a credit facility to provide us with available financing for working capital and other general corporate purposes. This credit facility is intended to meet any ongoing cash needs in excess of internally generated cash flows. Uncertainty and volatility in financial markets may materially impact the ability of the participating financial institutions to fund their commitments to us under our credit facility.

Accordingly, we may not be able to obtain the full amount of the funds available under our credit facility to satisfy our cash requirements, and our failure to do so could have a material adverse effect on our operations and financial position.

We could be adversely affected if we are not able to attract and retain qualified personnel.

We are dependent on our ability to attract and retain qualified personnel. If, for any reason, we are not able to attract and retain qualified personnel, our business, financial condition, results of operations and cash flows could be adversely affected.

Risks Relating to the QuickChek Acquisition

The anticipated benefits of the QuickChek acquisition may not be realized or those benefits may take longer to realize than expected.

The long-term success of the QuickChek acquisition will depend, on our ability to realize the forecasted benefits and cost savings from our acquisition of QuickChek. We may not be able to maintain the growth rate, levels of revenue, earnings, or operating efficiency that we and QuickChek have achieved to-date, or might have achieved separately.

Many factors affecting our ability to realize anticipated benefits are outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues, and could materially impact our business, financial condition, and results of operations. In addition, even upon fully integrating QuickChek into our operations, the full benefits of our acquisition may not be realized, including the synergies, cost savings, or sales or growth opportunities as originally anticipated. An inability to realize the full extent of, or any of, the anticipated benefits of the QuickChek acquisition could have an adverse effect on our financial condition, results of operations, and cash flows.

We may need to recognize impairment charges related to goodwill, identified intangible assets and fixed assets.

We have balances of goodwill and intangible assets as a result of the QuickChek acquisition. We are required to test goodwill and any other intangible assets with an indefinite life for possible impairment on the same date each year and on an interim basis if there are indicators of a possible impairment. We are also required to evaluate amortizable intangible assets and fixed assets for impairment if there are indicators of a possible impairment.

There is significant judgement required in the analysis of a potential impairment of goodwill, identified intangible assets and fixed assets. If, as a result of a general economic slowdown, deterioration in one or more of the markets in which we operate or impairment in our financial performance and/or future outlook, the estimated fair value of our long–lived assets decreases, we may determine that one or more of our long–lived assets is impaired. An impairment charge would be determined based on the estimated fair value of the assets and any such impairment charge could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Industry

Pandemics or disease outbreaks, such as COVID-19, may disrupt consumption and trade patterns, supply chains and normal business activities, which could materially affect our operations and results of operations.

Pandemics or disease outbreaks, such as COVID-19, have in the past and may in the future cause depressed demand for our fuel and convenience merchandise products because quarantines may inhibit the ability or need for our customers to shop with us. We also may experience disruptions of logistics necessary to obtain and deliver products to our stores and our customers as we rely on third parties to perform these vital functions to our business.

In addition, we could again experience issues with our workforce that limit our ability to continue to operate our stores at their normal hours of operations or experience government intervention that requires us to reduce hours or close certain locations. If a significant percentage of our workforce is unable to work, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks, our operations may be negatively impacted. In addition, pandemics or disease outbreaks could result in an economic downturn that could adversely affect the economies and financial markets, resulting in an economic downturn that could affect customers' demand for our products and services. We have had to reduce hours of operation in some stores temporarily, but this has not had a material impact on our financial results.

We operate in a highly competitive industry, which could adversely affect us in many ways, including our profitability, our ability to grow, and our ability to manage our businesses.

We operate in the oil and gas industry and experience intense competition from other independent retail and wholesale gasoline marketing companies. The U.S. petroleum marketing business is highly competitive, particularly with regard to accessing and marketing petroleum and other refined products. We compete with other chains of retail fuel stores for fuel supply and in the retail sale of refined products to end consumers, primarily on the basis of price, but also on the basis of convenience and consumer appeal. In addition, we may also face competition from other retail fueling stores that adopt marketing strategies similar to ours by associating with non-traditional retailers, such as supermarkets, discount club stores and hypermarkets, particularly in the geographic areas in which we operate. We expect that our industry will continue to trend toward this model, resulting in increased competition to us over time. Moreover, because we do not produce or refine any of the petroleum or other refined products that we market, we compete with retail gasoline companies that have ongoing supply relationships with affiliates or former affiliates that manufacture refined products. We also compete with integrated companies that have their own production and/or refining operations that are at times able to offset losses from marketing operations with profits from producing or refining operations, and may be better positioned to withstand periods of depressed retail margins or supply shortages. In addition, we compete with other retail and wholesale gasoline marketing companies that have more extensive retail outlets and greater brand name recognition. Some of our competitors have been in existence longer than we have and have greater financial, marketing and other resources than we do. As a result, these competitors may have a greater ability to bear the economic risks inherent in all phases of our business and may be able to respond better to changes in the economy and new opportunities within the industry. Such competition could adversely affect us, including our profitability, our ability to grow and our ability to manage our business.

In addition, the retail gasoline industry in the United States is highly competitive due to ease of entry and constant change in the number and type of retailers offering similar products and services. With respect to merchandise, our retail stores compete with other convenience store chains, independently owned convenience stores, supermarkets, drugstores, discount clubs, gasoline service stores, mass merchants, fast food operations and other similar retail outlets. Non-traditional retailers, including supermarkets, discount club stores and mass merchants, now compete directly with retail gasoline stores. These non-traditional gasoline retailers have obtained a significant share of the gasoline market, and their market share is expected to grow, and these retailers may use promotional pricing or discounts, both at the fuel pump and in the convenience store, to encourage in-store merchandise sales and gasoline sales. In addition, some large retailers and supermarkets are adjusting their store layouts and product prices in an attempt to appeal to convenience store customers. Major competitive factors include: location, ease of access, product and service selection, gasoline brands, pricing, customer service, store appearance, cleanliness and safety. Competition from these retailers may reduce our market share and our revenues, and the resulting impact on our business and results of operations could be materially adverse.

Future tobacco legislation, potential court rulings affecting the tobacco industry, campaigns to discourage smoking, increases in tobacco taxes and wholesale cost increases of tobacco products could have a material adverse impact on our retail operating revenues and gross margin.

Sales of tobacco products have historically accounted for an important portion of our total sales of convenience store merchandise. Significant increases in wholesale cigarette costs and tax increases on tobacco products, as well as future legislation, potential rulings in court cases impacting the tobacco industry, and national and local campaigns to discourage smoking in the United States, may have an adverse effect on the demand for tobacco products, and therefore reduce our revenues and profits. Also, increasing regulations,

including those for e-cigarettes and vapor products could offset some of the recent gains we have experienced from selling these products. Governing bodies continue to consider banning flavored tobacco products and have done so in some instances. If such efforts continue to be successful, it could have a further negative impact on our tobacco sales. These factors could materially and adversely affect our retail price of cigarettes, tobacco unit volume and sales, merchandise gross margin and overall customer traffic. Reduced sales of tobacco products or smaller gross margins on the sales we make could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Currently, major cigarette manufacturers offer substantial rebates to retailers. We include these rebates as a component of our gross margin. In the event these rebates are no longer offered, or decreased, our profit from cigarette sales will decrease accordingly. In addition, reduced retail display allowances on cigarettes offered by cigarette manufacturers would negatively affect gross margins. These factors could materially affect our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross margin and overall customer traffic, which could in turn have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in consumer behavior and travel as a result of changing economic conditions, the development of alternative energy technologies or otherwise could affect our business.

In the retail gasoline industry, customer traffic is generally driven by consumer preferences and spending trends, growth rates for commercial truck traffic and trends in travel and weather. Changes in economic conditions generally, or in the regions in which we operate, could adversely affect consumer spending patterns and travel in our markets. In particular, weakening economic conditions may result in decreases in miles driven and discretionary consumer spending and travel, which affect spending on gasoline and convenience items. In addition, changes in the types of products and services demanded by consumers may adversely affect our merchandise sales and gross margin. Additionally, negative publicity or perception surrounding gasoline suppliers could adversely affect their reputation and brand image, which may negatively affect our gasoline sales and gross margin. Our success depends on our ability to anticipate and respond in a timely manner to changing consumer demands and preferences while continuing to sell products and services that remain relevant to the consumer and thus will positively impact overall retail gross margin.

Similarly, advanced technology, improved fuel efficiency and increased use of "green" automobiles (e.g., those automobiles that do not use gasoline or that are powered by hybrid engines) will reduce demand for gasoline and could otherwise change our customers' shopping habits or lead to new forms of fueling destinations or new competitive pressures. Developments regarding climate change and the effects of greenhouse gas emissions on climate change and the environment have led to increased use of "green" automobiles. In addition, in August 2021, the Biden Administration issued an executive order which set a target to make half of all new vehicles sold in 2030 zero emission vehicles. Other market and social initiatives such as public and private initiatives that aim to subsidize the development of non-fossil fuel energy sources may also reduce the competitiveness of gasoline. Consequently, the increased adoption of "green" automobiles and general attitudes toward gasoline and its relationship to the environment may significantly affect our sales and ability to market our products. Reduced consumer demand for gasoline could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations and earnings have been and will continue to be affected by worldwide political developments.

Many governments, including those that are members of the Organization of Petroleum Exporting Countries ("OPEC"), unilaterally intervene at times in the orderly market of petroleum and natural gas produced in their countries through such actions as setting prices, determining rates of production, and controlling who may buy and sell the production. In addition, prices and availability of petroleum, natural gas and refined products could be influenced by political unrest and by various governmental policies to restrict or increase petroleum usage and supply. Other governmental actions that could affect our operations and earnings include tax changes, royalty increases and regulations concerning: currency fluctuations, protection and remediation of the environment, concerns over the possibility of global warming being affected by human activity including the production and use of hydrocarbon energy, restraints and controls on imports and exports, safety, and relationships between employers and employees. As a retail gasoline marketing company, we are significantly

affected by these factors. Because these and other factors are subject to changes caused by governmental and political considerations and are often made in response to changing internal and worldwide economic conditions and to actions of other governments or specific events, it is not practical to attempt to predict the effects of such factors on our future operations and earnings.

Our business is subject to operational hazards and risks normally associated with the marketing of petroleum products.

We operate in many different locations around the United States. The occurrence of an event, including but not limited to acts of nature such as hurricanes, floods, earthquakes and other forms of severe weather, and mechanical equipment failures, industrial accidents, fires, explosions, acts of war and intentional terrorist attacks could result in damage to our facilities, and the resulting interruption and loss of associated revenues; environmental pollution or contamination; and personal injury, including death, for which we could be deemed to be liable, and which could subject us to substantial fines and/or claims for punitive damages.

We store gasoline in storage tanks at our retail stores. Our operations are subject to significant hazards and risks inherent in storing gasoline. These hazards and risks include, but are not limited to, fires, explosions, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, fines imposed by governmental agencies or cleanup obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. Any such event could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our assets such as gasoline terminals and certain retail fueling stores lie near the U.S. coastline and are vulnerable to hurricane and tropical storm damages, which may result in shutdowns. The U.S. hurricane season runs from June through November, but the most severe storm activities usually occur in late summer. Moreover, it should be noted that some scientists have predicted that increasing concentrations of greenhouse gases in the earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events, which could adversely impact our operations. Although we maintain insurance for certain of these risks as described below, due to policy deductibles and possible coverage limits, weather-related risks are not fully insured.

We are subject to various environmental laws, regulations and permit requirements, which could expose us to significant expenditures, liabilities or obligations and reduce product demand.

We are subject to stringent federal, state and local environmental laws and regulations governing, among other things, the generation, storage, handling, use and transportation of petroleum products and hazardous materials; the emission and discharge of such substances into the environment; the content and characteristics of fuel products; the process safety of our facilities; and human health and safety. Pursuant to such environmental laws and regulations, we are also required to obtain permits from governmental authorities for certain of our operations. While we strive to abide by these requirements, we cannot assure you that we have been or will be at all times in compliance with such laws, regulations and permits. If we violate or fail to comply with these requirements, we could be subject to litigation, costs, fines or other sanctions. Environmental requirements, and the enforcement and interpretation thereof, change frequently and have generally become more stringent over time. Compliance with existing and future environmental laws, regulations and permits may require significant expenditures. In addition, to the extent fuel content and characteristic standards increase our wholesale purchase costs, we may be adversely affected if we are unable to recover such costs in our pricing.

We could be subject to joint and several as well as strict liability for environmental contamination, without regard to fault or the legality of our conduct. In particular, we could be liable for contamination relating to properties that we own, lease or operate or that we or our predecessors previously owned, leased or operated. Substantially all of these properties have or in the past had storage tanks to store motor fuel or petroleum products. Leaks from such tanks may impact soil or groundwater and could result in substantial costs. We could also be held responsible for contamination relating to third-party sites to which we or our predecessors have sent regulated materials. In addition to potentially significant investigation and remediation costs, any such contamination, leaks from storage tanks or other releases of regulated materials can give rise to

claims from governmental authorities and other third parties for fines or penalties, natural resource damages, personal injury and property damage.

Our business is also affected by fuel economy standards and GHG vehicle emission reduction measures. As such fuel economy and GHG reduction requirements become more stringent over time, demand for our products may be adversely affected. In addition, some of our facilities are subject to GHG regulation. We are currently required to report annual GHG emissions from certain of our operations, and additional GHG emission-related requirements that may affect our business have been finalized or are in various phases of discussion or implementation. Any existing or future GHG emission requirements could result in increased operating costs and additional compliance expenses.

Our expenditures, liabilities and obligations relating to environmental matters could have a material adverse effect on our business, product demand, reputation, results of operations and financial condition.

Our retail operations are subject to extensive government laws and regulations, and the cost of compliance with such laws and regulations can be material.

Our retail operations are subject to extensive local, state and federal governmental laws and regulations relating to, among other things, the sale of alcohol, tobacco, lottery and lotto, employment conditions, including minimum wage requirements, and public accessibility requirements. The cost of compliance with these laws and regulations can have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, failure to comply with local, state and federal laws and regulations to which our operations are subject may result in penalties and costs that could adversely affect our business, financial condition, results of operations and cash flows.

In certain areas where our retail stores are located, state or local laws limit the retail stores' hours of operation or sale of alcoholic beverages, tobacco products, possible inhalants and lottery tickets, in particular to minors. Failure to comply with these laws could adversely affect our revenues and results of operations because these state and local regulatory agencies have the power to revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies, such as the imposition of fines or other penalties.

Regulations related to wages also affect our business. Any appreciable increase in the statutory minimum wage or changes in overtime rules would result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums, could adversely affect our business, financial condition, results of operations and cash flows.

Any changes in the laws or regulations described above that are adverse to us and our properties could affect our operating and financial performance. In addition, new regulations are proposed from time to time which, if adopted, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Future consumer or other litigation could adversely affect our business, financial condition, results of operations and cash flows.

Our retail operations are characterized by a high volume of customer traffic and by transactions involving a wide array of product selections. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we have been, and may in the future be from time to time, involved in lawsuits seeking cash settlements for alleged personal injuries, property damages and other business-related matters, as well as energy content, off-specification gasoline, products liability and other legal actions in the ordinary course of our business. While these actions are generally routine in nature and incidental to the operation of our business, if our assessment of any action or actions should prove inaccurate, our business, financial condition, results of operations and cash flows could be adversely affected. For more information about our legal matters, see Note 20 "Contingencies" to the consolidated historical financial statements for the three years ended December 31, 2022 included in this Annual Report on Form 10-K. Further, adverse publicity about consumer or other litigation may negatively affect us, regardless of whether the allegations are true, by discouraging customers from purchasing gasoline or merchandise at our retail stores.

We rely on our technology systems and network infrastructure to manage numerous aspects of our business, and a disruption of these systems could adversely affect our business.

We depend on our technology systems and network infrastructure to manage numerous aspects of our business and provide analytical information to management. These systems are an essential component of our business and growth strategies, and a serious disruption to them could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of data, security breaches and computer viruses, which could result in a loss of sensitive personal data, including credit and debit card information from our customers, sensitive business information, systems interruption or the disruption of our business operations. To protect against unauthorized access or attacks, we have implemented infrastructure protection technologies such as theft and disaster recovery plans, but there can be no assurance that a technology systems breach or systems failure, which may occur and go undetected, will not have a material adverse effect on our financial condition or results of operations.

Our business and our reputation could be adversely affected by the failure to protect sensitive customer, employee or vendor data or to comply with applicable regulations relating to data security and privacy.

In the normal course of our business as a gasoline and merchandise retailer, we obtain large amounts of personal data, including credit and debit card information from our customers. We also engage third-party vendors that provide technology, systems, and services to facilitate our collection, retention, processing and transmission of this information. While we have invested significant amounts in the protection of our technology systems and maintain what we believe are adequate security controls over individually identifiable customer, employee and vendor data provided to us, a breakdown or a breach in our systems that results in the unauthorized release of individually identifiable customer or other sensitive data could nonetheless occur and have a material adverse effect on our reputation, operating results and financial condition. Such a breakdown or breach could also materially increase the costs we incur to protect against such risks. Also, a material failure on our part, or the part of our vendors, to comply with regulations relating to our obligation to protect such sensitive data or the privacy rights of our customers, employees and others could subject us to fines or other regulatory sanctions and potentially to lawsuits and adversely affect our brand name.

Compliance with and changes in tax laws could adversely affect our performance.

We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. Tax laws and regulations are dynamic and subject to change as new laws are passed and new interpretations of existing laws are issued and applied. This activity could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities as a result of these audits may subject us to interest and penalties.

Risks Relating to Our Common Stock

The price of our common stock may fluctuate significantly and if securities or industry analysts publish unfavorable research reports about our business or if they downgrade their rating on our common stock, the price of our common stock could decline.

The price at which our common stock trades may fluctuate significantly. The trading price of our common stock could be subject to wide fluctuations in response to a number of factors, including, but not limited to:

- fluctuations in quarterly or annual results of operations, especially if they differ from our previously announced guidance or forecasts made by analysts;

- announcements by us of anticipated future revenues or operating results, or by others concerning us, our competitors, our customers, or our industry;

- our ability to execute our business plan;
- competitive environment;
- regulatory developments; and
- changes in overall stock market conditions, including the stock prices of our competitors.

Provisions in our Certificate of Incorporation and Bylaws and certain provisions of Delaware law could delay or prevent a change in control of us.

The existence of some provisions of our Certificate of Incorporation and Bylaws and Delaware law could discourage, delay or prevent a change in control of us that a stockholder may consider favorable. These include provisions:

- providing for a classified board of directors;
- providing that our directors may be removed by our stockholders only for cause;
- establishing super majority vote requirements for our shareholders to amend certain provisions of our Certificate of Incorporation and our Bylaws;
- authorizing a large number of shares of stock that are not yet issued, which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us;
- prohibiting stockholders from calling special meetings of stockholders or taking action by written consent; and
- establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted on by stockholders at the annual stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock.

These provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in our and our stockholders' best interests.

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

Our Certificate of Incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other rights, and such qualifications, limitations or restrictions as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or dividend, distribution or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock.

Our Bylaws designate a state or federal court located within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a preferred judicial forum for disputes with us or our directors, officers or other employees.

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of Delaware General Corporation Law, our Certificate of Incorporation (including any certificate of designations for any class or series of our preferred stock) or our Bylaws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. Unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act will be the federal district courts of the United States of America, to the fullest extent permitted by law. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provision. This forum selection provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable or cost-effective for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Conversely, if a court were to find our choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

Item 1B. UNRESOLVED STAFF COMMENTS

The Company had no unresolved comments from the staff of the U.S. Securities and Exchange Commission as of December 31, 2022.

Item 2. PROPERTIES

See Item 1 "Description of the Business" and "Properties" for this information in this Annual Report on Form 10-K beginning on page 2.

Item 3. LEGAL PROCEEDINGS

Murphy USA and its subsidiaries are engaged in a number of legal proceedings, all of which have arisen in the ordinary course of business. See Note 20 "Contingencies" in the accompanying consolidated financial statements for the three years ended December 31, 2022. Based on information currently available to the Company, the ultimate resolution of matters referred to in this item is not expected to have a material adverse effect on the Company's net income, financial condition or liquidity in a future period.

Litigation

The City of Charleston, South Carolina and the state of Delaware have filed lawsuits against energy companies, including the Company. These lawsuits allege damages as a result of climate change and the plaintiffs are seeking unspecified damages and abatement under various tort theories.

SUPPLEMENTAL INFORMATION; Information About our Executive Officers

The age at January 1, 2023, present corporate office and length of service in office of each of the Company's executive officers, as of December 31, 2022, are reported in the following listing. Executive officers are elected annually but may be removed from office at any time by the Board of Directors.

R. Andrew Clyde – Age 59; President and Chief Executive Officer, Director and Member of the Executive Committee since August 2013. Mr. Clyde has led Murphy USA's successful value-creation strategy since its spin-off in 2013. Mr. Clyde served Booz & Company (and prior to August 2008, Booz Allen Hamilton) in its global energy practice. He joined the firm in 1993, was elected vice president in 2000 and held leadership roles as North American Energy Practice Leader and Dallas office Managing Partner and served on the firm's Board Nominating Committee. Mr. Clyde received a master's degree in Management with Distinction from the Kellogg Graduate School of Management at Northwestern University. He received a BBA in Accounting and a minor in Geology from Southern Methodist University.

Mindy K. West – Age 53; Executive Vice President, Fuels, Chief Financial Officer, and Treasurer since August 2013. Ms. West joined Murphy Oil in 1996 and has held positions in Accounting, Employee Benefits, Planning and Investor Relations. In 2007, she was promoted to Vice President & Treasurer for Murphy Oil. She holds a bachelor's degree in Finance from the University of Arkansas and a bachelor's degree in Accounting from Southern Arkansas University. She is a Certified Public Accountant and a Certified Treasury Professional.

Robert J. Chumley – Age 58; Senior Vice President, Chief Digital Officer, since June 2022, and was Senior Vice President of Merchandising and Marketing from September 2016. Mr. Chumley joined the Company from 7-Eleven Inc., where he served as Senior Product Director, Vice President of Merchandising and Senior Vice President of Innovation. His previous experience includes Sales and Marketing leadership roles with Procter and Gamble, Coca-Cola, Kellogg's and Gillette. Mr. Chumley graduated from the Royal Military College of Canada with a Bachelors of Engineering degree. After graduation he served as a commissioned officer in the Royal Canadian Navy. Mr. Chumley also holds an MBA from Dalhousie University.

Renee M. Bacon – Age 53; Senior Vice President, Sales and Operations and Chief Merchandising Officer, since June 2022. Ms. Bacon joined Murphy USA in 2016 as Regional Vice president, Sales and Operations. In 2018, she was promoted to National Vice President, Sales and Operations and in 2019 was promoted to Senior Vice President, Sales and Operations. She holds a Bachelor of Business Administration degree from the University of Texas--Austin. Ms. Bacon also holds a Master of Business Administration from the University of Houston and a Doctorate of Jurisprudence from the University of Tennessee.

Christopher A. Click – Age 50; Senior Vice President, Strategy and Development since December 2020. Mr. Click joined the Company from KPMG LLP where he served as a Principal in the firm's Energy and Infrastructure Strategy practice. His previous experience includes ten years with Booz & Company (and prior to August 2008, Booz Allen Hamilton) where he served in its global energy practice and was elected Vice President in 2011. Mr. Click received a Master's degree in Management from the Kellogg Graduate School of Management at Northwestern University. He holds a bachelor of arts degree from Texas A & M University.

Blake Segal – Age 42; Senior Vice President, QuickChek since September 2021. Mr. Segal joined the Company from Caesars Entertainment Inc., where he served as Senior Vice President of Operations. His previous roles within Caesars included Vice President of Operations and Vice President of Analytics. He also has experience as an independent advisor to Apollo Global Management's private equity unit and has served on the boards of Opportunity Village, Laughlin (NV) Tourism Commission and Mohave (AZ) Airport Authority. Mr. Segal holds a Bachelor of Science degree in Management from the A. B. Freeman School of Business at Tulane University.

Jennifer R. Bridges – Age 54; Senior Vice President, Asset Development since February 2022. Ms. Bridges joined the Company in 2017 as Vice President, Asset Development and was promoted to Senior Vice President, Asset Development in 2022. Her previous experience includes 14 years in planning, store development, and property management at 7-Eleven, including 5 years at Vice President. Prior to retail, she was a management consultant in the Energy practice of Booz Allen Hamilton. Ms. Bridges holds a Masters of

Public Affairs and a Masters of Business Administration, both from the University of Texas at Austin, and a Bachelor of Arts degree from Stanford University.

Item 4. MINE SAFETY DISCLOSURES

Not applicable

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the New York Stock Exchange using "MUSA" as the trading symbol. There were 1,561 stockholders of record as of December 31, 2022.

The declaration and amount of any dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and other factors the board of directors deem relevant.

We are a holding company and have no direct operations. As a result, we are able to pay dividends on our common stock only from available cash on hand and distributions received from our subsidiaries. We declared and paid dividends of $1.27 per share during 2022, $1.04 per share 2021, $0.25 per share in 2020, and we expect to continue quarterly dividend payments in the future.

The indenture governing the Senior Notes and the credit agreement governing our credit facilities and term loan contain restrictive covenants that limit, among other things, the ability of Murphy USA and the restricted subsidiaries to make certain restricted payments, which as defined under both agreements, include the declaration or payment of any dividends of any sort in respect of its capital stock and repurchase of shares of our common stock. See "Management's Discussion and Analysis of Financial Condition and Operating Results—Capital Resources and Liquidity—Debt" and Note 10 "Long-Term Debt" to the accompanying audited consolidated financial statements for the three years ended December 31, 2022 for additional information.

On December 1, 2021, our Board of Directors approved a share repurchase authorization of up to $1 billion that we began to utilize upon the completion of our 2020 $500 million share repurchase authorization. The 2021 authorization expires December 31, 2026 unless utilized in full before such time. Purchases may be effected in the open market, through privately negotiated transactions, through one or more accelerated stock repurchase programs, through a combination of the foregoing or in any other manner in the discretion of management. Purchases will be made subject to available cash, market conditions and compliance with our financing arrangements at any time during the period of authorization. We may use cash from operations as well as draws under our credit facilities to effect purchases.

During the year 2022, we repurchased a total of 3,328,795 common shares for $806.4 million, for an average price of $242.24 per share. Repurchases in 2022 were made pursuant to our now completed 2020 authorization and our 2021 authorization. As of December 31, 2022, we had approximately $213.7 million remaining under our 2021 authorization.

Below is detail of the company's common share repurchases during the fourth quarter of 2022.

Issuer Purchases of Equity Securities

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs [1]
October 1, 2022 to October 31, 2022	371,671	$ 277.44	371,671	$ 349,999,922
November 1, 2022 to November 30, 2022	100,082	290.57	100,082	320,918,746
December 1, 2022 to December 31, 2022	374,238	286.60	374,238	213,661,734
Three Months Ended December 31, 2022	**845,991**	**$ 283.05**	**845,991**	**$ 213,661,734**

[1]Terms of the repurchase plan authorized by the Murphy USA Inc. Board of Directors and announced on December 1, 2021 include authorization for the Company to acquire up to $1 billion of its common shares by December 31, 2026. All common shares repurchased in the fourth quarter of 2022 were made pursuant to the 2021 authorization.

Equity Compensation Plan Information

The table below contains information about securities authorized for issuance under equity compensation plans. The features of these plans are discussed further in Note 13 "Incentive Plans" to our audited consolidated financial statements.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	596,240	$112.06	3,044,241
Equity compensation plans not approved by security holders	—	—	—
Total	596,240	$112.06	3,044,241

(1) Amounts in this column include outstanding restricted stock units.
(2) Number of shares available for issuance includes 2,694,914 available shares under the 2013 Long-Term Incentive Plan as of December 31, 2022 plus 349,327 available shares under the 2013 Stock Plan for Non-Employee Directors as of December 31, 2022. Assumes each restricted stock unit is equivalent to one share and each performance unit is equal to two shares.

SHAREHOLDER RETURN PERFORMANCE PRESENTATION

      The following graph presents a comparison of cumulative total shareholder returns (including the reinvestment of dividends) as if a $100 investment was made on December 31, 2017 for the Company, the Standard and Poor's 500 Stock Index Fund (S&P 500 Index) and the S&P Retail Select Index. This performance information is "furnished" by the Company and is not considered as "filed" with this Annual Report on Form 10-K and is not incorporated into any document that incorporates this Annual Report on Form 10-K by reference.



Murphy USA Inc.
Comparison of Cumulative Shareholder Returns

Shareholder Return Performance Table

	Murphy USA Inc.	S&P 500 Index	S&P Retail Select Index
December 31, 2017	$ 100	$ 100	$ 100
December 31, 2018	$ 95	$ 94	$ 91
December 31, 2019	$ 146	$ 121	$ 102
December 31, 2020	$ 163	$ 140	$ 142
December 31, 2021	$ 248	$ 178	$ 202
December 31, 2022	$ 348	$ 144	$ 136

Item 6. RESERVED

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Management's Discussion and Analysis of Results of Operations and Financial Condition ("Management's Discussion and Analysis") is the Company's analysis of its financial performance and of significant trends that may affect future performance. It should be read in conjunction with the consolidated financial statements and notes included in this Annual Report on Form 10-K. This section of this Form 10-K generally discusses 2022 and 2021 items and the year-to-year comparison between 2022 and 2021. Discussions of 2020 items and the year-to-year comparisons between 2021 and 2020 are not included in this Form 10-K and can be found in the Form 10-K for the year ended December 31, 2021 filed on February 17, 2022.

For purposes of this Management's Discussion and Analysis, references to "Murphy USA", the "Company", "we", and "our" refer to Murphy USA Inc. and its subsidiaries on a consolidated basis.

Management's Discussion and Analysis is organized as follows:

- *Executive Overview*—this section provides an overview of our business and the results of operations and financial condition for the periods presented. It includes information on the basis of presentation with respect to the amounts presented in the Management's Discussion and Analysis and a discussion of the trends affecting our business.

- *Results of Operations*—this section provides an analysis of our results of operations, including the results of our business segments for the two years ended December 31, 2022.

- *Capital Resources and Liquidity*—this section provides a discussion of our financial condition and cash flows as of and for the two years ended December 31, 2022. It also includes a discussion of our capital structure and available sources of liquidity.

- *Critical Accounting Policies*—this section describes the accounting policies and estimates that we consider most important for our business and that require significant judgment.

Executive Overview

On January 29, 2021, MUSA acquired 100% of Quick Chek Corporation ("QuickChek"), a privately held convenience store chain with a strong regional brand that consisted of 156 stores at the time of acquisition, located in New Jersey and New York, in an all-cash transaction. The acquisition expanded the MUSA network into the Northeast by adding high-performance stores that had an existing best-in-class food and beverage model and is consistent with the Company's stated strategic priorities of developing enhanced food and beverage capabilities. For additional information concerning the acquisition, see Note 6, "Business Acquisition" in the accompanying audited consolidated financial statements.

QuickChek uses a weekly retail calendar where each quarter has 13 weeks. Current year QuickChek results cover the period from January 1, 2022 to December 30, 2022 and in the prior year covered January 29, 2021 (the date of acquisition) to December 31, 2021. The difference in the timing of the period ends is immaterial to the overall consolidated results.

Our Business

The Company owns and operates a chain of retail stores that market gasoline and other merchandise under the brand names of Murphy USA®, Murphy Express, and QuickChek. Murphy USA® branded stores are almost all located in close proximity to Walmart stores, principally in the Southeast, Midwest and Southwest areas of the United States. Our standalone stores operate under the Murphy Express brand and market

gasoline and other products. We also have a mix of convenience stores and retail gasoline stores located in New Jersey and New York that operate under the brand name of QuickChek®. At December 31, 2022, we had a total of 1,712 Company stores in 27 states, of which 1,151 were Murphy USA, 404 were Murphy Express and 157 were QuickChek. We also market to unbranded wholesale customers through a mixture of Company owned and third-party terminals.

Trends Affecting Our Business

Our operations are significantly impacted by the gross margins we receive on our fuel and merchandise sales. The fuel gross margins are commodity-based, change daily and are volatile. While we generally expect our total fuel and merchandise sales volumes to grow over time and the gross margins to remain strong in a normalized environment, these sales and gross margins can change rapidly due to many factors. These factors include, but are not limited to, the price of refined products, interruptions in our fuel and merchandise supply caused by severe weather or pandemics, the effects from pandemics such as travel restrictions and stay-at-home orders, severe refinery mechanical failures for an extended period of time, cyber-attacks against the Company or our vendors, changing economic conditions such as inflation, and competition in the local markets in which we operate.

The cost of our main fuel products, gasoline and diesel, is greatly impacted by the cost of crude oil in the United States. Historically, a rising price environment for crude oil increases the Company's cost for wholesale fuel products purchased and increases the price of retail fuel sales. Rising prices tend to cause consumers to reduce discretionary fuel consumption, however our low-price model can serve as a hedge to draw in new customers which can offset the potential loss of discretionary volumes. When wholesale fuel costs rise, the Company is not able to pass these price increases immediately on to retail customers at the pump, which in turn can negatively impact the Company's margins. In recent periods, however, we have noticed a structural change in the industry's breakeven costs that has driven marginal retailers to preserve margins which, in turn, has allowed the Company to adjust retail prices in a more timely manner. Crude oil prices in 2022 continued to be volatile during the year with prices ranging from $71 per barrel to $124 per barrel, with an average price of $95 per barrel, compared to prices in 2021 that ranged from $47 per barrel to $86 per barrel with an average of $68 per barrel. Total fuel contribution (retail fuel margin plus product supply and wholesale ("PS&W") results including Renewable Identification Numbers ("RINs")) was 34.3 cpg in 2022, compared to 26.3 cpg in 2021.

Our revenues are impacted by our ability to leverage our diverse supply infrastructure in pursuit of obtaining the lowest cost of fuel supply available; for example, activities such as blending bulk fuel with ethanol and biodiesel to capture and subsequently sell Renewable Identification Numbers ("RINs"). Under the Energy Policy Act of 2005, the Environmental Protection Agency ("EPA") is authorized to set annual quotas establishing the percentage of motor fuels consumed in the United States that must be attributable to renewable fuels. Obligated parties are required to demonstrate that they have met any applicable quotas by submitting a certain amount of RINs to the EPA. RINs in excess of the set quota can then be sold in a market for RINs at then-prevailing prices. The market price for RINs fluctuates based on a variety of factors, including but not limited to governmental and regulatory action. There are other market related factors that can impact the net benefit we receive for RINs on a company-wide basis either favorably or unfavorably. The Renewable Fuel Standard ("RFS") program continues to be unpredictable and prices received for ethanol RINs averaged $1.42 per RIN for the year 2022 compared to $1.31 in 2021. Our business model does not depend on our ability to generate revenues from RINs. Revenue from the sales of RINs is included in "Other operating revenues" in the Consolidated Income Statements.

As of December 31, 2022, we had $1.3 billion of Senior Notes and a $394 million term loan outstanding. We believe that we will generate sufficient cash from operations to fund our ongoing operating requirements and service our debt obligations. At December 31, 2022, we had additional available capacity under the committed $350 million cash flow revolving credit facility, with none drawn. We expect to use the credit facilities to provide us with available financing to meet any short-term ongoing cash needs in excess of internally generated cash flows. To the extent necessary, we will borrow under these facilities to fund our ongoing operating requirements. There can be no assurances, however, that we will generate sufficient cash from operations or be able to draw on the credit facilities, obtain commitments for our incremental facility and/or

obtain and draw upon other credit facilities. For additional information, see Significant Sources of Capital in the Capital Resources and Liquidity section.

The Company currently anticipates total capital expenditures (including land for future development) for the full year 2023 to range from approximately $375 million to $425 million depending on how many new stores are completed. We intend to fund our capital program in 2023 primarily using operating cash flow, but will supplement funding where necessary using borrowings under available credit facilities.

We believe that our business will continue to grow in the future as we expand the food and beverage capabilities within our network. We have an active real estate development team that maintains a pipeline of desirable future store locations for development. The pace of this growth is continually monitored by our management, and these plans can be altered based on operating cash flows generated and the availability of debt facilities.

Seasonality

Our business has inherent seasonality due to the concentration of our retail stores in certain geographic areas, as well as customer behaviors during different seasons. In general, sales volumes and operating incomes are highest in the second and third quarters during the summer activity months and lowest during the winter months. In 2020 and 2021, we saw disruptions to typical seasonal patterns due to the COVID-19 pandemic resulting in fuel volumes sold falling below our historical average. Beginning in 2021 a more normal seasonal pattern emerged and in 2022 fuel volumes approached and sometimes exceeded pre-pandemic levels.

Business Segments

Our business is organized into one operating segment which is Marketing. The Marketing segment includes our retail marketing stores and product supply and wholesale assets. For operating segment information, see Note 23 "Business Segments" in the accompanying audited consolidated financial statements for the three-year period ended December 31, 2022.

Results of Operations

Consolidated Results

For the year ended December 31, 2022, the Company reported net income of $672.9 million or $28.10 per diluted share on revenue of $23.4 billion. Net income was $396.9 million for 2021 or $14.92 per diluted share on revenue of $17.4 billion. The consolidated financial results for 2022 include full year QuickChek results from January 1, 2022 to December 30, 2022 and for 2021 include QuickChek results from January 29, 2021 (date of acquisition) to December 31, 2021. The difference in timing of the period ends is immaterial to the overall consolidated results.

A summary of the Company's earnings by business segment follows:

	Year ended December 31,					
(millions of dollars)		2022		2021		2020
Marketing	$	740.9	$	472.8	$	442.2
Corporate and other assets		(68.0)		(75.9)		(56.1)
Net income	$	672.9	$	396.9	$	386.1

Net income for 2022 increased compared to 2021, primarily due to:

- Higher all-in fuel contribution;
- Higher retail fuel sales volumes;
- Higher merchandise contribution;
- Lower acquisition and integration related costs

The items below partially offset the increase in earnings in the current period:

- Higher store and other operating expenses;
- Higher depreciation and amortization expense;
- Higher selling, general and administrative ("SG&A") expenses;
- Higher income tax expense

Financial Summary of 2022 Compared to 2021

Revenues for the year ended December 31, 2022 increased $6.1 billion, or 35.1%, compared to 2021. The increase was due to higher average retail fuel prices which increased 86 cpg, or 31.0%, retail fuel volumes which increased 9.2%, merchandise sales which increased 6.1%, improved PS&W revenues including RINs, and the inclusion of QuickChek results for 12 months in 2022 compared to 11 months in 2021.

Cost of sales increased $5.5 billion, or 35.7%, compared to 2021, due to the higher average cost of fuel, which increased 42.9%, the increase of 9.2% in retail fuel volumes sold, and 5.4% higher merchandise cost of goods sold.

Store and other operating expenses increased $149.2 million, or 18.0%, in 2022 due primarily to higher payment fees (42% of the increase), higher employee related costs in part due to a non-recurring special bonus of $7.0 million, rent expense, increased store maintenance expenses and the inclusion of one additional month of QuickChek expense. On an average per store month ("APSM") basis, store operating expenses excluding credit card fees and rent increased 10.0% in 2022 when compared to 2021.

The Company incurred $1.5 million in integration costs for QuickChek in 2022 compared to acquisition and integration costs of $10.4 million in 2021. In 2021 these included transaction-specific costs to close the acquisition and costs related to integrating technology and systems.

Depreciation and amortization expense in 2022 increased $7.8 million due primarily to the increased number of Murphy branded stores with larger formats and an additional month of QuickChek depreciation in 2022.

Selling, general and administrative expenses for 2022 were higher by $38.9 million primarily due to a $25 million charitable pledge in Q4 2022, increased employee incentive expense, and the inclusion of an additional month of expense for QuickChek.

Interest expense in 2022 increased by $2.9 million compared to 2021 due to an increase in interest rates on the term loan during the year.

The effective income tax expense rate in 2022 was 23.9% compared to 24.0% for 2021.

Segment Results

Marketing

Income before income taxes in the Marketing segment for 2022 increased $351.7 million, or 56.6%, from 2021 due primarily to higher all-in fuel margin, increased merchandise margins and was partially offset by higher store and other operating costs, selling, general and administrative costs, depreciation, and interest expense. QuickChek uses a weekly retail calendar where each quarter has 13 weeks. For 2022, the QuickChek results cover the period from January 1, 2022, to December 30, 2022 and for 2021 the QuickChek results cover the period from January 29, 2021 (the date of acquisition) to December 31, 2021. The difference in the timing of the period ends is immaterial to the overall consolidated results.

The tables below show the results for the Marketing segment for the three years ended December 31, 2022 along with certain key metrics for the segment.

(Millions of dollars, except revenue per store month (in thousands) and store counts)	Years Ended December 31,		
Marketing Segment	**2022**	**2021**	**2020**
Operating revenues			
Petroleum product sales	$ 19,230.1	$ 13,410.8	$ 8,208.6
Merchandise sales	3,903.2	3,677.7	2,955.1
Other operating revenue	312.1	271.4	100.3
Total operating revenues	23,445.4	17,359.9	11,264.0
Operating expenses			
Petroleum product cost of goods sold	17,910.1	12,535.5	7,325.7
Merchandise cost of goods sold	3,136.1	2,976.1	2,495.7
Store and other operating expenses	976.5	827.1	549.0
Depreciation and amortization	204.8	197.3	146.3
Selling, general and administrative	232.5	193.6	171.1
Accretion of asset retirement obligations	2.7	2.5	2.3
Total operating expenses	22,462.7	16,732.1	10,690.1
Gain (loss) on sale of assets	(0.7)	1.6	1.3
Income (loss) from operations	982.0	629.4	575.2
Other income (expense)			
Interest expense	(9.0)	(8.1)	(0.1)
Total other income (expense)	(9.0)	(8.1)	(0.1)
Income (loss) before income taxes	973.0	621.3	575.1
Income tax expense (benefit)	232.1	148.5	132.9
Net Income (loss) from operations	$ 740.9	$ 472.8	$ 442.2
Total tobacco sales revenue per same store sales[1,2]	$ 123.3	$ 120.2	$ 120.6
Total non-tobacco sales revenue per same store sales[1,2]	69.7	48.6	45.5
Total merchandise sales revenue per same store sales[1,2]	$ 193.0	$ 168.8	$ 166.1

[1] 2021 and 2020 amounts not revised for 2022 raze-and-rebuild activity (see SSS definition below)

[2] Includes store-level discounts for Murphy Drive Reward ("MDR") redemptions and excludes change in value of unredeemed MDR points

Store count at end of period	1,712	1,679	1,503
Total store months during the period	20,172	19,702	17,770

Average Per Store Month ("APSM") metric includes all stores open through the date of the calculation, including stores acquired during the period.

Same store sales ("SSS") metric includes aggregated individual store results for all stores open throughout both periods presented. For all periods presented, the store must have been open for the entire calendar year to be included in the comparison. Remodeled stores that remained open or were closed for just a very brief time

(less than a month) during the period being compared remain in the same store sales calculation. If a store is replaced either at the same location (raze-and-rebuild) or relocated to a new location, it will be excluded from the calculation during the period it is out of service. Newly constructed stores do not enter the calculation until they are open for each full calendar year for the periods being compared (open by January 1, 2021 for the stores being compared in the 2022 versus 2021 comparison). Acquired stores are not included in the calculation of same stores for the first 12 months after the acquisition. When prior period SSS volumes or sales are presented, they have not been revised for current year activity for raze-and-rebuilds and asset dispositions.

Fuel

	Twelve Months Ended December 31,		
Key Operating Metrics	**2022**	**2021**	**2020**
Total retail fuel contribution ($ Millions)	$ 1,405.0	$ 951.3	$ 895.0
Total PS&W contribution ($ Millions)	(80.8)	(72.3)	(8.5)
RINs and other (included in Other operating revenues on Consolidated Income Statement) ($ Millions)	305.8	265.3	95.6
Total fuel contribution ($ Millions)	$ 1,630.0	$ 1,144.3	$ 982.1
Retail fuel volume - chain (Million gal)	4,751.5	4,352.2	3,900.9
Retail fuel volume - per store (K gals APSM)[1]	244.6	229.4	219.5
Retail fuel volume - per store (K gal SSS)[2]	240.9	225.8	216.2
Total fuel contribution (including retail, PS&W and RINs) (cpg)	34.3	26.3	25.2
Retail fuel margin (cpg)	29.6	21.9	22.9
PS&W including RINs contribution (cpg)	4.7	4.4	2.3

[1]APSM metric includes all stores open through the date of calculation

[2]2021 and 2020 amounts not revised for 2022 raze-and-rebuild activity

The reconciliation of the total fuel contribution to the Consolidated Income Statements is as follows:

	Twelve Months Ended December 31,		
(Millions of dollars)	**2022**	**2021**	**2020**
Petroleum product sales	$ 19,230.1	$ 13,410.8	$ 8,208.6
Less Petroleum product cost of goods sold	(17,910.1)	(12,535.5)	(7,325.7)
Plus RINs and other (included in Other Operating Revenues line)	310.0	269.0	99.2
Total fuel contribution	$ 1,630.0	$ 1,144.3	$ 982.1

Merchandise

Key Operating Metrics	Twelve Months Ended December 31,					
	2022		**2021**		**2020**	
Total merchandise contribution ($ Millions)	$	767.1	$	701.6	$	459.4
Total merchandise sales ($ Millions)	$	3,903.2	$	3,677.7	$	2,955.1
Total merchandise sales ($K SSS)[1,2]	$	193.0	$	168.8	$	166.1
Merchandise unit margin (%)		19.7%		19.1%		15.6%
Tobacco contribution ($K SSS)[1,2]	$	17.7	$	16.7	$	16.5
Non-tobacco contribution ($K SSS)[1,2]	$	20.2	$	10.8	$	10.0
Total merchandise contribution ($K SSS)[1,2]	$	37.9	$	27.5	$	26.5

[1] 2021 and 2020 amounts not revised for 2022 raze-and-rebuild activity

[2] Includes store-level discounts for MDR redemptions and excludes change in value of unredeemed MDR points

Same store sales information compared to APSM metrics:

Variance from prior year periods

	December 31, 2022		December 31, 2021		December 31, 2020	
	SSS[1]	**APSM[2]**	**SSS[1]**	**APSM[2]**	**SSS[1]**	**APSM[2]**
Fuel gallons per month	5.4 %	6.6 %	3.0 %	4.5 %	(12.3)%	(11.6)%
Merchandise sales	2.9 %	3.7 %	1.0 %	12.2 %	11.7 %	11.8 %
Tobacco sales	*2.9 %*	*2.3 %*	*(0.4)%*	*(0.8)%*	*12.8 %*	*12.4 %*
Non tobacco sales	*3.1 %*	*6.3 %*	*4.5 %*	*46.2 %*	*8.7 %*	*10.8 %*
Merchandise margin	5.1 %	6.8 %	3.5 %	37.7 %	9.6 %	8.6 %
Tobacco margin	*5.5 %*	*4.2 %*	*2.3 %*	*4.3 %*	*14.9 %*	*13.0 %*
Non tobacco margin	*4.7 %*	*9.6 %*	*5.4 %*	*89.2 %*	*2.0 %*	*4.2 %*

[1] Includes store-level discounts for MDR redemptions and excludes change in value of unredeemed MDR points

[2] Includes all MDR activity

Financial Summary of 2022 Compared to 2021

The Marketing segment had total revenues of $23.4 billion in 2022 compared to $17.4 billion in 2021, an increase of $6.0 billion, due primarily to a higher average retail fuel sales price, increased retail fuel volumes sold, higher merchandise sales and the inclusion of QuickChek results for an additional month. Revenue amounts included excise taxes collected and remitted to government authorities of $2.2 billion in 2022 and $2.0 billion in 2021.

Total fuel contribution for the year ended December 31, 2022 was $1.6 billion, an increase of $485.7 million, or 42.4% over 2021. This contribution improvement was due to higher retail fuel contribution, increased fuel volumes sold for the year, and an improved contribution from PS&W margin (including RINs). Retail fuel margin on a cpg basis increased 35.2% in 2022 to 29.6 cpg, compared to 21.9 cpg in the prior year. Fuel volumes increased 9.2%, primarily due to the return of pre-pandemic trends and to new customers seeking lower prices. Total fuel sales volumes on an SSS basis were 240,940 gallons per month in 2022, an increase

from 225,792 gallons per month in the prior year. Total product supply and wholesale margin dollars before RINs decreased in the current year due to timing and price-related impacts and lower spot-to-rack margins. Additionally, there was an increase in the contribution from sales of RINs. During 2022, other operating income included $305.8 million from the sale of 215.6 million RINs at an average selling price of $1.42 per RIN compared to $265.3 million from the sale of 202.0 million RINs at an average price of $1.31 per RIN in 2021.

Merchandise sales were up 6.1% in 2022 to $3.9 billion due to higher sales across the chain in most categories and the inclusion of QuickChek results for an additional month in 2022. Total merchandise contribution in 2022 increased $65.5 million, or 9.3%, to $767.1 million compared to 2021. Merchandise unit margins increased to 19.7% in 2022 from 19.1% in 2021. On an SSS basis, total merchandise sales were up 2.9%, due to a 3.1% increase in non-tobacco sales and an increase of 2.9% in tobacco products. Total margins on a SSS basis for 2022 were up 5.1%, tobacco margins were higher by 5.5%, and non-tobacco margins increased 4.7%, mainly from increased beverage and snack categories.

Store and other operating expenses increased $149.4 million in 2022 compared to 2021 levels, an increase of 18.1%. This increase in total dollars was due primarily to higher payment fees, employee related expenses (due in part to a $7.0 million non-recurring special bonus), maintenance expenses, and to the inclusion of QuickChek stores for an additional month. Excluding credit card fees and rent on an APSM basis, store and other operating expenses at the retail level were 10.0% higher in 2022 compared to 2021 levels.

Depreciation and amortization increased $7.5 million in 2022, an increase of 3.8%. This increase was due primarily to more stores with larger formats operating in the 2022 period and an additional month of depreciation for QuickChek assets.

Selling, general and administrative expenses ("SG&A") increased $38.9 million in 2022 compared to 2021, primarily due to a charitable pledge of $25.0 million, higher employee incentive expense, and an additional month of QuickChek expenses.

Corporate and Other Assets

Loss from continuing operations for Corporate and other assets in 2022 was $68.0 million, compared to a loss of $75.9 million in 2021. The $7.9 million improvement from the previous year was mainly due to $8.9 million less in acquisition and integration costs, a $2.9 increase in investment income, and was partially offset by $2.0 million in higher interest expense and an increase of $2.5 million in other nonoperating expenses.

Non-GAAP Measures

The following table sets forth the Company's EBITDA and Adjusted EBITDA for the three years ended December 31, 2022. EBITDA means net income (loss) plus net interest expense, plus income tax expense, depreciation and amortization, and Adjusted EBITDA adds back (i) other non-cash items (e.g., impairment of properties and accretion of asset retirement obligations) and (ii) other items that management does not consider to be meaningful in assessing our operating performance (e.g., (income) from discontinued operations, net settlement proceeds, (gain) loss on sale of assets, loss on early debt extinguishment, transaction and integration costs related to acquisitions, and other non-operating (income) expense). EBITDA and Adjusted EBITDA are not measures that are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

We use Adjusted EBITDA in our operational and financial decision-making, believing that the measure is useful to eliminate certain items in order to focus on what we deem to be an indicator of ongoing operating performance and our ability to generate cash flow from operations. Adjusted EBITDA is also used by many of our investors, research analysts, investment bankers, and lenders to assess our operating performance. We believe that the presentation of Adjusted EBITDA provides useful information to investors because it allows understanding of a key measure that we evaluate internally when making operating and strategic decisions, preparing our annual plan and evaluating our overall performance. However, non-GAAP measures are not a

substitute for GAAP disclosures, and EBITDA and Adjusted EBITDA may be prepared differently by us than by other companies using similarly titled non-GAAP measures.

The reconciliation of net income to EBITDA and Adjusted EBITDA is as follows:

	Years Ended December 31,		
(Millions of dollars)	2022	2021	2020
Net income	$ 672.9	$ 396.9	$ 386.1
Income tax expense (benefit)	210.9	125.0	123.0
Interest expense, net of interest income	82.3	82.3	50.2
Depreciation and amortization	220.4	212.6	161.0
EBITDA	1,186.5	816.8	720.3
Accretion of asset retirement obligations	2.7	2.5	2.3
(Gain) loss on sale of assets	(2.1)	(1.5)	(1.3)
Acquisition related costs	1.5	10.4	1.7
Other nonoperating (income) expense	2.3	(0.2)	(0.3)
Adjusted EBITDA	$ 1,190.9	$ 828.0	$ 722.7

Capital Resources and Liquidity

Significant Sources of Capital

As of December 31, 2022, we had $60.5 million of cash and cash equivalents and total marketable securities of $22.3 million. Our cash management policy provides that cash balances in excess of a certain threshold are reinvested in certain types of low-risk investments. We have a committed cash flow revolving credit facility (the "revolving facility") of $350 million, which was undrawn at December 31, 2022, which can be utilized for working capital and other general corporate purposes, including supporting our operating model as described herein. Additional borrowing capacity under the revolving facility may be extended at our request and with the consent of the participating lenders.

We also have a shelf registration on file with the SEC for an indeterminate amount of debt and equity securities for future issuance, subject to our internal limitations on the amount of debt to be issued under this shelf registration statement.

We believe our short-term and long-term liquidity is adequate to fund not only our operations, but also our anticipated near-term and long-term funding requirements, including capital spending programs, execution of announced share repurchase programs, dividend payments, repayment of debt maturities and other amounts that may ultimately be paid in connection with contingencies.

Operating Activities

Net cash provided by operating activities was $994.7 million for the year ended December 31, 2022 and $737.4 million for the comparable period in 2021, an increase of $257.3 million, or 34.9%, mainly due to an increase in net income of $276.0 million in 2022, increased depreciation of $7.8 million, and increased deferred and noncurrent tax changes of $12.5 million, partially offset by a decrease in the amount of cash provided from changes in noncash working capital in 2022 of $38.0 million. For the current year, cash provided by changes in noncash operating working capital of $44.8 million was due to an increase of $180.1 million in accounts payable and accrued liabilities, offset by increases of $84.7 million in accounts receivable, $26.9 million in inventories, and $23.7 million in prepaid expenses and other current assets. The changes in accounts receivable and accounts payable were due to timing of invoicing, billing, payments, and receipts and were further affected by increased fuel and merchandise inventory prices which affected inventories and accounts payable. See also Note 17 "Other financial information" in the accompanying audited consolidated financial statements for the three-year period ended December 31, 2022.

Investing Activities

For the year ended December 31, 2022, cash required by investing activities was $319.3 million compared to cash required by investing activities of $914.2 million in 2021. The decrease in cash required by investing activities of $594.9 million compared to the previous year was primarily due to the $641.1 million cash purchase of QuickChek in 2021, an increase in cash from the sale of assets of $5.4 million and other investing activities which were lower by $1.2 million. These decreases were partially offset by higher capital expenditures which required cash of $305.3 million in 2022 compared to $274.7 million in 2021 primarily due to new store openings, and an investment in marketable securities of $22.2 million.

Financing Activities

Financing activities in the year ended December 31, 2022 required net cash of $871.3 million compared to net cash provided of $269.6 million in the year ended December 31, 2021. The $1.1 billion change in financing cash required was due to a decrease in net borrowings of $683.7 million, an increase of $451.4 million in share repurchases, an increase of $13.1 million in amounts related to share-based compensation, an increase of $2.6 million in cash dividends paid, partially offset by lower debt issuance costs of $9.9 million. Borrowings of debt in 2021 were related to the QuickChek acquisition and there were no net borrowings in 2022.

Dividends

The Company paid dividends of $1.27 per common share during 2022 for total payments of $29.9 million, compared to $1.04 per common share, or $27.3 million in 2021.   As part of our capital allocation strategy, the Company's intention is to deliver targeted double-digit growth in the per share dividend over time.

Share Repurchase program

 On December 1, 2021, our Board of Directors approved a share repurchase authorization of up to $1 billion that we began to utilize upon the completion of our 2020 $500 million share repurchase authorization. The 2021 authorization expires December 31, 2026, unless utilized in full before such time. Purchases may be effected in the open market, through privately negotiated transactions, through one or more accelerated stock repurchase programs, through a combination of the foregoing or in any other manner in the discretion of management. Purchases will be made subject to available cash, market conditions and compliance with our financing arrangements at any time during the period of authorization. We may use cash from operations as well as draws under our credit facilities to effect purchases.

During the year 2022, we repurchased a total of 3,328,795 common shares for $806.4 million, at an average price of $242.24 per share. Repurchases in 2022 were made pursuant to our now completed 2020 authorization and our 2021 authorization. As of December 31, 2022, we had approximately $213.7 million remaining under our 2021 authorization.

Debt

Our long-term debt at December 31, 2022 and 2021 was as set forth below:

(Millions of dollars)	December 31,	
	2022	**2021**
5.625% senior notes due 2027 (net of unamortized discount of $1.6 at 2022 and $2.0 at 2021)	$ 298.4	$ 298.0
4.75% senior notes due 2029 (net of unamortized discount of $4.2 at 2022 and $4.8 at 2021)	495.8	495.2
3.75% senior notes due 2031 (net of unamortized discount of $5.1 at 2022 and $5.7 at 2021)	494.9	494.3
Term loan due 2028 (effective interest rate of 5.95% at 2022 and 2.27% at 2021) net of unamortized discount of $0.7 at 2022 and $0.9 at 2021	393.3	397.1
Capitalized lease obligations, vehicles, due through 2026	2.3	2.7
Capitalized lease obligations, buildings, due through 2059	131.3	138.9
Unamortized debt issuance costs	(9.1)	(11.1)
Total long-term debt	1,806.9	1,815.1
Less current maturities	15.0	15.0
Total long-term debt, net of current	$ 1,791.9	$ 1,800.1

Senior Notes

On April 25, 2017, Murphy Oil USA, Inc. ("MOUSA"), our primary operating subsidiary, issued $300 million of 5.625% Senior Notes due 2027 (the "2027 Senior Notes") under its existing shelf registration statement. The 2027 Senior Notes are fully and unconditionally guaranteed by the Company and by the Company's subsidiaries that guarantee our Credit Facilities (as defined below). The indenture governing the 2027 Senior Notes contains restrictive covenants that limit, among other things, the ability of the Company, MOUSA, and the restricted subsidiaries to incur additional indebtedness or liens, dispose of assets, make certain restricted payments or investments, enter into transactions with affiliates or merge with or into other entities.

On September 13, 2019, MOUSA issued $500 million of 4.75% Senior Notes due 2029 (the "2029 Senior Notes"). The net proceeds from the issuance of the 2029 Senior Notes were used to fund, in part, the tender offer and redemption of MOUSA's senior notes due 2023. The 2029 Senior Notes are fully and unconditionally guaranteed by Murphy USA, and are guaranteed by the Company and by the Company's subsidiaries that guarantee our Credit Facilities. The indenture governing the 2029 Senior Notes contains restrictive covenants that are essentially identical to the covenants for the 2027 Senior Notes.

On January 29, 2021, MOUSA issued $500 million of 3.75% Senior Notes due 2031 (the "2031 Senior Notes" and, together with the 2027 Senior Notes and the 2029 Senior Notes, the "Senior Notes"). The net proceeds from the issuance of the 2031 Senior Notes were used, in part, to fund the acquisition of QuickChek and other obligations related to that transaction. The 2031 Senior Notes are fully and unconditionally guaranteed by the Company and by the Company's subsidiaries that guarantee our Credit Facilities. The indenture governing the 2031 Senior Notes contains restrictive covenants that are essentially identical to the covenants for the 2027 and 2029 Senior Notes.

The Senior Notes and related guarantees rank equally with all of our and the guarantors' existing and future senior unsecured indebtedness and effectively junior to our and the guarantors' existing and future secured indebtedness (including indebtedness with respect to the Credit Facilities) to the extent of the value of the assets securing such indebtedness. The Senior Notes are structurally subordinated to all of the existing and future third-party liabilities, including trade payables, of our existing and future subsidiaries that do not guarantee the notes.

Revolving Credit Facility and Term Loan

On January 29, 2021, the Company entered into a new credit agreement that consists of both a cash flow revolving credit facility and a senior secured term loan and that replaced the Company's prior ABL facility and term loan.

The credit agreement provides for a senior secured term loan in an aggregate principal amount of $400 million (the "Term Facility") (which was borrowed in full on January 29, 2021) and revolving credit commitments in an aggregate amount equal to $350.0 million (the "Revolving Facility", and together with the Term Facility, the "Credit Facilities"). The outstanding balance of the term loan was $394.0 million at December 31, 2022. The revolving facility expires January 2026 while the term loan is due January 2028 and requires quarterly principal payments of $1.0 million beginning July 1, 2021. As of December 31, 2022, we had none outstanding under the revolving facility while there were $4.7 million in outstanding letters of credit, which reduces the amount available to borrow.

Interest payable on the Credit Facilities is based on either:

- the London interbank offered rate, adjusted for statutory reserve requirements (the "Adjusted LIBO Rate"); or

- the Alternate Base Rate, which is defined as the highest of (a) the rate of interest last quoted by The Wall Street Journal as the "Prime Rate", (b) the greater of federal funds effective rate and the overnight bank funding rate determined by the Federal Reserve Bank of New York from time to time plus 0.50% per annum and (c) the one-month Adjusted LIBO Rate plus 1.00% per annum,

plus, (A) in the case of Adjusted LIBO Rate borrowings, (i) with respect to the Revolving Facility, spreads ranging from 1.75% to 2.25% per annum depending on a total debt to EBITDA ratio or (ii) with respect to the Term Facility, a spread of 1.75% per annum and (B) in the case of Alternate Base Rate borrowings (i) with respect to the Revolving Facility, spreads ranging from 0.75% to 1.25% per annum depending on a total debt to EBITDA ratio or (ii) with respect to the Term Facility, a spread of 1.75% per annum.

The Term Facility amortizes in quarterly installments starting with the first amortization payment being due on July 1, 2021 at a rate of 1.00% per annum. Murphy USA is also required to prepay the Term Facility with a portion of its excess cash flow, a portion of the net cash proceeds of certain asset sales, and casualty events (subject to certain reinvestment rights) and the net cash proceeds of issuances of indebtedness not permitted under the Credit Agreement. The Credit Agreement allows Murphy USA to prepay, in whole or in part, the Term Facility outstanding thereunder, together with any accrued and unpaid interest, with prior notice but without premium or penalty other than breakage and redeployment costs.

The credit agreement contains certain covenants that limit, among other things, the ability of the Company and certain of its subsidiaries to incur additional indebtedness or liens, to make certain investments, to enter into sale-leaseback transactions, to make certain restricted payments, to enter into consolidations, mergers or sales of material assets and other fundamental changes, to transact with affiliates, to enter into agreements restricting the ability of subsidiaries to incur liens or pay dividends, or to make certain accounting changes. The credit agreement also contains total leverage ratio and secured net leverage ratio financial maintenance covenants solely for the benefit of the revolving facility which are tested quarterly. Pursuant to the total leverage ratio financial maintenance covenant, the Company must maintain a total leverage ratio of not more than 5.0 to 1.0 with an ability in certain circumstances to temporarily increase that limit to 5.5 to 1.0 and a maximum secured net leverage ratio of not more than 3.75 to 1.0 with an ability in certain circumstances to temporarily increase that limit to 4.25 to 1.0. The Credit Agreement also contains customary events of default.

Pursuant to the credit agreement's covenant limiting certain restricted payments, certain payments in respect of our equity interests, including dividends, when the total leverage ratio, calculated on a pro forma basis, is greater than 3.0 to 1.0, could be limited. At December 31, 2022, our total leverage ratio was 1.51 to 1.0 which meant our ability at that date to make restricted payments was not limited. If our total leverage ratio, on a pro forma basis, exceeds 3.0 to 1.0, any restricted payments made following that time until the ratio is once again, on a pro forma basis, below 3.0 to 1.0 would be limited by the covenant, which contains certain exceptions, including an ability to make restricted payments in cash in an aggregate amount not to exceed $100 million in any fiscal year and an additional ability to make restricted payments in an aggregate not to exceed the greater of $106.7 million, or 4.5% of consolidated net tangible assets over the life of the credit agreement.

Supplemental Guarantor Financial Information

The following is a description of the guarantees with respect to the Senior Notes and the Credit Facilities, for which MOUSA is primary obligor, and for which the Company and certain 100% owned subsidiaries provide full and unconditional guarantees on a joint and several basis. See "—Debt" above for additional information concerning the Company's outstanding indebtedness, all of which is guaranteed as described below. See also Note 10 "Long Term Debt" in the accompanying consolidated financial statements for the three years ended December 31, 2022.

The Senior Notes and related guarantees rank equally with all of our and the guarantors' existing and future senior unsecured indebtedness and effectively junior to our and the guarantors' existing and future secured indebtedness (including indebtedness with respect to the Credit Facilities) to the extent of the value of the assets securing such indebtedness. The Senior Notes and related guarantees are structurally subordinated to all of the existing and future third-party liabilities, including trade payables, of our existing and future subsidiaries that do not guarantee the notes.

All obligations under the Credit Facilities are guaranteed by the Company and the same subsidiary guarantors that guarantee the Senior Notes. All obligations under the Credit Facilities, including the guarantees of those obligations, are secured by certain assets of the Company, MOUSA, and the other guarantors.

The combined assets, liabilities and results of operations of MOUSA and the guarantors are not materially different from corresponding amounts presented in the consolidated financial statements included herein. MOUSA is our primary operating subsidiary and generated the vast majority of our revenues for the year ended December 31, 2022 and accounted for the vast majority of our total assets as of December 31, 2022. In the event MOUSA itself were unable to service the Company's consolidated debt obligations, our business and financial condition would be materially adversely impacted.

Contractual Obligations

The following table summarizes our aggregate contractual fixed and variable obligations as of December 31, 2022.

(Millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Debt obligations [1]	$ 1,827.6	$ 15.0	$ 27.4	$ 26.7	$ 1,758.5
Operating lease obligations	773.7	49.8	98.3	95.0	530.6
Purchase obligations [2]	497.0	339.1	132.6	13.5	11.8
Asset retirement obligations	163.7	—	—	—	163.7
Other long-term obligations, including interest on long-term debt	544.0	83.7	164.7	151.0	144.6
Total	$ 3,806.0	$ 487.6	$ 423.0	$ 286.2	$ 2,609.2

[1]For additional information, see Note 10 "Long-Term Debt" in the accompanying audited consolidated financial statements.

[2]Primarily includes ongoing new retail store construction in progress at December 31, 2022, commitments to purchase land, take-or-pay supply contracts and other services. See Note 19 "Commitments" in the audited consolidated financial statements for the year ended December 31, 2022.

Capital Spending

Capital spending and investments in our Marketing segment relate primarily to the acquisition of land and the construction of new Company stores. Our Marketing capital is also deployed to improve our existing stores, which we refer to as sustaining capital. We use sustaining capital in this business as needed to ensure reliability and continued performance of our stores. We also invest in our Corporate and other assets segment which is primarily technology related.

The following table outlines our capital spending and investments by category for the three years ended December 31, 2022:

(Millions of dollars)	Years Ended December 31,		
	2022	2021	2020
Marketing:			
Company stores	$ 245.7	$ 221.2	$ 175.9
Terminals	—	2.5	2.0
Sustaining capital	33.4	21.8	22.9
Corporate and other assets	26.7	32.0	26.3
Total	$ 305.8	$ 277.5	$ 227.1

We currently expect capital expenditures for the full year 2023 to range from approximately $375 million to $425 million, including $285 million to $315 million for retail growth, approximately $50 million to $60 million for maintenance capital, with the remaining funds earmarked for other corporate investments and other strategic initiatives. See Note 19 "Commitments" in the audited consolidated financial statements for the three years ended December 31, 2022 included in this Annual Report on Form 10-K.

Critical Accounting Policies

Goodwill and intangible assets

Goodwill represents the excess of the aggregate of the consideration transferred over the net assets acquired and liabilities assumed and is tested annually for impairment, or more frequently if there are indicators

of impairment. Acquired finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives and are reviewed for impairment when events or circumstances indicate that the asset group to which the intangible assets belong might be impaired. The Company revises the estimated remaining useful life of these assets when events or changes in circumstances warrant a revision. If the Company revises the useful life, the unamortized balance is amortized over the use life on a prospective basis. Indefinite-lived intangibles are tested annually for impairment, or more often if indicators warrant.

Impairment of Long-Lived Assets

Individual retail stores are reviewed for impairment periodically or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Our primary indicator that operating store assets may not be recoverable is consistent negative cash flow over a twenty-four month period for those retail stores that have been open in the same location for a sufficient period to allow for meaningful analysis of ongoing results. We also monitor other factors when evaluating retail stores for impairment, including individual store execution of operating plans and local market conditions.

When an evaluation is required, the projected future undiscounted cash flows to be generated from each retail store over its remaining economic life are compared to the carrying value of the long-lived assets of that store to determine if a write-down of the carrying value to fair value is required. When determining future cash flows associated with an individual retail store, we make assumptions about key variables such as sales volume, gross margins and expenses. Cash flows vary for each retail store year to year. Changes in market demographics, traffic patterns, competition and other factors impact the overall operations of certain of our individual retail store locations. Similar changes may occur in the future that will require us to record impairment charges. We have not made any material change in the methodology used to estimate future cash flows of retail store locations during the past three years.

Our impairment evaluations are based on assumptions we deem to be reasonable. If the actual results of our retail stores are not consistent with the estimates and judgments we have made in estimating future cash flows and determining fair values, our actual impairment losses could vary positively or negatively from our estimated impairment losses. Providing sensitivity analysis if other assumptions were used in performing the impairment evaluations is not practical due to the significant number of assumptions involved in the estimates.

Tax Matters

We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use, and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities that cannot be predicted at this time. In addition, we have received claims from various jurisdictions related to certain tax matters. Tax liabilities include potential assessments of penalty and interest amounts.

We record tax liabilities based on our assessment of existing tax laws and regulations. A contingent loss related to a transactional tax claim is recorded if the loss is both probable and estimable. The recording of our tax liabilities requires significant judgments and estimates. Actual tax liabilities can vary from our estimates for a variety of reasons, including different interpretations of tax laws and regulations and different assessments of the amount of tax due. In addition, in determining our income tax provision, we must assess the likelihood that our deferred tax assets will be recovered through future taxable income. Significant judgment is required in estimating the amount of valuation allowance, if any, that should be recorded against those deferred income tax assets. If our actual results of operations differ from such estimates or our estimates of future taxable income change, the valuation allowance may need to be revised. However, an estimate of the sensitivity to earnings that would result from changes in the assumptions and estimates used in determining our tax liabilities is not practicable due to the number of assumptions and tax laws involved, the various potential interpretations of the tax laws, and the wide range of possible outcomes. The Company is occasionally challenged by taxing authorities over the amount and/or timing of recognition of revenues and deductions in its various income tax returns. Although the Company believes it has adequate accruals for matters not resolved with various taxing authorities, gains or losses could occur in future years from changes in estimates or resolution of outstanding

matters. See Note 12 "Income Taxes" in the accompanying audited consolidated financial statements for the three-year period ended December 31, 2022 for a further discussion of our tax liabilities.

Asset Retirement Obligations

We operate above ground and underground storage tanks at our facilities. We recognize the estimated future cost to remove these underground storage tanks ("USTs") over their estimated useful lives. We record a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time a UST is installed. We depreciate the amount added to cost of the property and recognize accretion expense in connection with the discounted liability over the remaining life of the UST.

We have not made any material changes in the methodology used to estimate future costs for removal of a UST during the past three years. We base our estimates of such future costs on our prior experience with removal and normal and customary costs we expect to incur associated with UST removal. We compare our cost estimates with our actual removal cost experience, if any, on an annual basis, and if the actual costs we experience exceed our original estimates, we will recognize an additional liability for estimated future costs to remove the USTs. Because these estimates are subjective and are currently based on historical costs with adjustments for estimated future changes in the associated costs, the dollar amount of these obligations could change as more information is obtained. There were no material changes in our asset retirement obligation estimates during 2022, 2021, or 2020. See also Note 11 "Asset Retirement Obligation" in the accompanying audited consolidated financial statements for the three-year period ended December 31, 2022.

Business combinations

We account for business combinations using the purchase method of accounting. The purchase price of an acquisition is measured as the aggregate of the fair value of the consideration transferred. The purchase price is allocated to the fair values of the tangible and intangible assets acquired and liabilities assumed at date of acquisition, with any excess recorded as goodwill. These fair value determinations require management to make estimates which are based on all available information, and may involve the use of assumptions with respect to the timing and amount of future revenues and expenses, the weighted average cost of capital, and royalty rates associated with the transaction and the assets or liabilities acquired. This judgment and determination affects the amount of consideration paid that is allocable to assets and liabilities acquired in the business purchase transaction. The purchase price allocation may be provisional during a measurement period of up to one year to provide reasonable time to obtain the information necessary to identify and measure the assets acquired and liabilities assumed. Any such measurement period adjustments are recognized in the period in which the adjustment amount is determined. Transaction costs associated with the acquisition are expensed as incurred.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain statements or may suggest "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involve risk and uncertainties, including, but not limited to our M&A activity, anticipated store openings, fuel margins, merchandise margins, sales of RINs, trends in our operations, dividends, and share repurchases. Such statements are based upon the current beliefs and expectations of the Company's management and are subject to significant risks and uncertainties. Actual future results may differ materially from historical results or current expectations depending upon factors including, but not limited to: the Company's ability to realize projected synergies from the acquisition of QuickChek and successfully expand our food and beverage offerings; our ability to continue to maintain a good business relationship with Walmart; successful execution of our growth strategy, including our ability to realize the anticipated benefits from such growth initiatives, and the timely completion of construction associated with our newly planned stores which may be impacted by the financial health of third parties; our ability to effectively manage our inventory, manage disruptions in our supply chain and our ability to control costs; geopolitical events, such as Russia's invasion of Ukraine, that impact the supply and demand and prices of crude oil; the impact of severe weather events, such as hurricanes, floods and earthquakes; the impact of a global health pandemic, and the government reaction in response thereof; the

impact of any systems failures, cybersecurity and/or security breaches of the company or its vendor partners, including any security breach that results in theft, transfer or unauthorized disclosure of customer, employee or company information or our compliance with information security and privacy laws and regulations in the event of such an incident; successful execution of our information technology strategy; reduced demand for our products due to the implementation of more stringent fuel economy and greenhouse gas reduction requirements, or increasingly widespread adoption of electric vehicle technology; future tobacco or e-cigarette legislation and any other efforts that make purchasing tobacco products more costly or difficult could hurt our revenues and impact gross margins; efficient and proper allocation of our capital resources, including the timing, declaration, amount and payment of any future dividends or levels of the company's share repurchases, or management of operating cash; the market price of the Company's stock prevailing from time to time, the nature of other investment opportunities presented to the Company from time to time, the Company's cash flows from operations, and general economic conditions; compliance with debt covenants; availability and cost of credit; and changes in interest rates. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

We are exposed to market risks related to the volatility in the price of crude oil and refined products (primarily gasoline and diesel) used in our operations. These fluctuations can affect our revenues and purchases, as well as the cost of operating, investing, and financing activities. We make limited use of derivative instruments to manage certain risks related to commodity prices. The use of derivative instruments for risk management is covered by operating policies and is closely monitored by our middle-office function and the Company's senior management.

As described in Note 15 "Financial Instruments and Risk Management" in the accompanying audited consolidated financial statements, there were short-term commodity derivative contracts in place at December 31, 2022 to hedge the purchase price of refined products. A 10% increase or decrease in the respective benchmark price of the commodities underlying these derivative contracts would have been immaterial to the Company. Changes in the fair value of these derivative contracts generally offset the changes in the value for an equivalent volume of these products.

Interest Rate Risk

We have exposure to interest rate risks related to volatility of our floating rate term loan with a balance as of December 31, 2022 of $394 million and to our cash flow revolver facility which currently is undrawn. Both of these loans are tied to LIBOR interest rates which can move in either direction and cause fluctuations in our interest expense recognized in any period and in our cash flows related to interest payments made. We make limited use of interest rate swaps to hedge a portion of our exposure to these rate movements. The acquisition of any interest rate derivatives is undertaken by senior management when appropriate with delegated authority from the appropriate Board level committee.

As described in Note 15 "Financial Instruments and Risk Management" in the accompanying audited consolidated financial statements, we currently have an interest rate swap that hedges exposure to one-month LIBOR for $67.5 million of our outstanding term loan amount at December 31, 2022. A 10% increase or decrease in the underlying interest rate would have an immaterial impact on the financial statements of the Company at December 31, 2022.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information required by this item appears on Pages F-1 through F-40, which follow the exhibit index of the Annual Report on Form 10-K.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Our management has evaluated, with the participation of our principal executive and financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act of 1934) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective and appropriately allowed for timely decisions regarding required disclosures as of December 31, 2022.

Internal Control over Financial Reporting

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules that generally require every company that files reports with the SEC to evaluate its effectiveness of internal controls over financial reporting.

Management has conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022. Management's report is included on page F-1 of this Annual Report on Form 10-K. KPMG LLP, an independent registered public accounting firm, has made an independent assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 and their report is included on page F-4 of this Annual Report on Form 10-K.

There were no changes in the Company's internal controls over financial reporting that occurred during the fourth quarter of 2022 that have affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None

Part III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information regarding executive officers of the Company is included under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K. Other information required by this item is incorporated by reference to the Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders on May 4, 2023 under the captions "Election of Directors" and "Committees".

Murphy USA has adopted a Code of Business Conduct and Ethics, which can be found under the Corporate Governance tab at http://ir.corporate.murphyusa.com. Stockholders may also obtain free of charge a copy of the Code of Business Conduct and Ethics by writing to the Company's Secretary at P.O. Box 7300, El Dorado, AR 71730-5836. Any future amendments to or waivers of the Company's Code of Business Conduct and Ethics will be posted on the Company's Internet Web site.

Item 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference to Murphy USA's definitive Proxy Statement for the Annual Meeting of Stockholders on May 4, 2023 under the captions "Compensation Discussion and Analysis" and "Compensation of Directors" and in various compensation schedules.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated by reference to Murphy USA's definitive Proxy Statement for the Annual Meeting of Stockholders on May 4, 2023 under the captions "Security Ownership of Certain Beneficial Owners," "Security Ownership of Management," and "Equity Compensation Plan Information."

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated by reference to Murphy USA's definitive Proxy Statement for the Annual Meeting of Stockholders on May 4, 2023 under the caption "Review, Approval or Ratification of Transactions with Related Persons."

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item is incorporated by reference to Murphy USA's definitive Proxy Statement for the Annual Meeting of Stockholders on May 4, 2023 under the caption "Audit Committee Report."

Part IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. **Financial Statements** – The consolidated financial statements of Murphy USA Inc. and consolidated subsidiaries are located or begin on the pages of this Annual Report on Form 10-K as indicated below.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

2. Financial Statement Schedules

All other financial statement schedules are omitted because they are either not applicable or the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits – The following is an index of exhibits that are hereby filed as indicated by asterisk (*), that are considered furnished rather than filed, or that are incorporated by reference. Exhibits other than those listed have been omitted since they either are not required or are not applicable.

Exhibit Number	Description
2.1	Separation and Distribution Agreement, dated August 30, 2013, between Murphy Oil Corporation and Murphy USA Inc. (incorporated by reference to Murphy USA's Current Report on Form 8-K filed September 5, 2013)
2.2	Agreement and Plan of Merger by and amount Quick Chek Corporation, Murphy USA NJ, Inc., Murphy USA Inc. and Fortis Advisors LLC, a Shareholder Representative, dated December 12, 2020 (incorporated by reference to Exhibit 2.1 to Murphy USA's Current Report on Form 8-K filed February 1, 2021)
2.3	Amendment to Agreement and Plan of Merger, dated as of January 29, 2021, by and among Murphy USA Inc., Quick Chek Corporation, Murphy USA NJ, Inc. and Fortis Advisors LLC (incorporated by reference to Exhibit 2.2 to Murphy USA's Current Report on Form 8-K filed February 1, 2021)
3.1	Murphy USA Inc. Amended and Restated Certificate of Incorporation (incorporated by reference to Murphy USA's Quarterly Report on Form 10-Q filed November 8, 2013)
3.2	Murphy USA Inc. Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 Murphy USA's Current Report on Form 8-K filed March 18, 2022)
4.1	Indenture (including form of notes) dated as of April 25, 2017 among Murphy Oil USA, Inc., Murphy USA Inc., as a guarantor, the other guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Murphy USA's Current Report on Form 8-K filed April 25, 2017)
4.2	Indenture dated as of September 13, 2019 among Murphy Oil USA, Inc., Murphy USA Inc., as a guarantor, the other guarantor party thereto and UMB Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Murphy USA's Current Report on Form 8-K filed September 13, 2019)
4.3	Indenture dated as of January 29, 2021, by and among Murphy Oil USA, Inc., Murphy USA Inc., as a guarantor, the other guarantors party thereto and UMB Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Murphy USA's Current Report on Form 8-K filed February 1, 2021)
4.4*	Description of Registrant's Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934
10.1	Tax Matters Agreement, dated August 30, 2013, between Murphy Oil Corporation and Murphy USA Inc. (incorporated by reference to Murphy USA's Current Report on Form 8-K filed September 5, 2013)
10.2	Severance Protection Agreement dated as of August 20, 2013 between Murphy USA and R. Andrew Clyde, (incorporated by reference to Murphy USA's Current Report on Form 8-K filed August 22, 2013)†
10.3	Murphy USA Inc. 2013 Long-Term Incentive Plan, as amended and restated effective as of February 9, 2017)† (incorporated by reference to Murphy USA Inc's Annual Report on Form 10-K filed February 22, 2017)
10.4	Murphy USA Inc. 2013 Stock Plan for Non-Employee Directors (incorporated by reference to Murphy USA's Registration Statement on Form S-8 (File No. 333-191131) filed September 12, 2013)†

10.5	Murphy USA Inc. Supplemental Executive Retirement Plan, as amended and restated, on October 1, 2018 and effective January 1, 2019 (incorporated by reference to Exhibit 10.11 to Murphy USA's Annual Report on Form 10-K filed February 19, 2019) †
10.6	Form of Murphy USA 2013 Long-Term Incentive Plan Option Grant Agreement (incorporated by reference to Exhibit 10.10 to Murphy USA Inc's Annual Report on Form 10-K filed February 19, 2021)†
10.7	Form of Murphy USA 2013 Long-Term Incentive Plan RSU Agreement (incorporated by reference to Exhibit 10.11 to Murphy USA Inc's Annual Report on Form 10-K filed February 19, 2021)†
10.8	Form of Murphy USA 2013 Long-Term Incentive Plan Performance Share Agreement (incorporated by reference to Exhibit 10.12 to Murphy USA Inc's Annual Report on Form 10-K filed on February 19 2021)†
10.9	Form of Murphy USA 2013 Non-Employee Director Award (incorporated by reference to Exhibit 10.13 to Murphy USA Inc's Annual Report on Form 10-K file February 19, 2021)†
10.10	Murphy USA Inc. 2019 Annual Incentive Plan, as amended and restated, on February 7, 2019 and effective as of January 1, 2019 (incorporated by reference to Exhibit 10.20 to Murphy USA's Annual Report on Form 10-K filed February 19, 2019)†
10.11	Credit Agreement, dated as of January 29, 2021, by and among Murphy USA Inc., Murphy Oil USA, Inc., Royal Bank of Canada, as term administrative agent, JPMorgan Chase Bank, N.A., as revolving administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to Murphy USA's Current Report on Form 8-K as filed February 1, 2021)
10.12*	Form of Murphy USA 2013 Long-Term Incentive Plan Option Agreement (February 2023 grants)
10.13*	Form of Murphy USA 2013 Long-Term Incentive Plan RSU Agreement (February 2023 grants)
10.14*	Form of Murphy USA 2013 Long-Term Incentive Plan Performance Stock Unit Agreement (February 2023 grants)
10.15*	Form of Murphy USA 2013 Non-Employee Director Equity Grant (February 2023 grants)
10.16*	Form of Murphy USA 2013 Non-Employee Director Cash Deferral Equity Grant (February 2023 grants)
21*	List of Subsidiaries of Murphy USA
22*	List of Subsidiary Guarantors and Issuers of Guaranteed Debt
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
31.1*	Certification required by Rule 13a-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Principal Executive Officer
31.2*	Certification required by Rule 13a-14(a) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Principal Financial Officer
32.1*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Principal Executive Officer
32.2*	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Principal Financial Officer
101. INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL documents
101. SCH*	Inline XBRL Taxonomy Extension Schema Document
101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101. PRE*   Inline XBRL Taxonomy Extension Presentation Linkbase

104   Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document

* Filed herewith
† Management contract or compensatory plan or arrangement

Item 16. Form 10-K Summary
    None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MURPHY USA, Inc.

By: _____/s/ R. Andrew Clyde_____   Date: _____February 15, 2023_____

         R. Andrew Clyde, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 15, 2023 by the following persons on behalf of the registrant and in the capacities indicated.

_____/s/ R. Madison Murphy_____	_____/s/ David B. Miller_____
R. Madison Murphy, Chairman and Director	David B. Miller, Director
_____/s/ R. Andrew Clyde_____	_____/s/ Jeanne L. Phillips_____
R. Andrew Clyde, President and Chief Executive Officer and Director (Principal Executive Officer)	Jeanne L. Phillips, Director
_____/s/ Claiborne P. Deming_____	_____/s/ Jack T. Taylor_____
Claiborne P. Deming, Director	Jack T. Taylor, Director
_____/s/ David L. Goebel_____	_____/s/ Rosemary Turner_____
David L. Goebel, Director	Rosemary Turner, Director
_____/s/ Fred L. Holliger_____	_____/s/ Mindy K. West_____
Fred L. Holliger, Director	Mindy K. West, Executive Vice President, Fuels, Treasurer, and Chief Financial Officer (Principal Financial Officer)
_____/s/ James W. Keyes_____	_____/s/ Donald R. Smith, Jr._____
James W. Keyes, Director	Donald R. Smith, Jr. Vice President and Controller (Principal Accounting Officer)
_____/s/ Diane N. Landen_____	
Diane N. Landen, Director	

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REPORT OF MANAGEMENT- CONSOLIDATED FINANCIAL STATEMENTS

The management of Murphy USA Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements and other financial data. The statements were prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances and include some amounts based on informed estimates and judgments, with consideration given to materiality.

An independent, registered public accounting firm, KPMG LLP, has audited the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and provides an objective, independent opinion about the Company's consolidated financial statements. The Audit Committee of the Board of Directors appoints the independent registered public accounting firm; ratification of the appointment is solicited annually from the shareholders. KPMG LLP's opinion covering the Company's consolidated financial statements can be found on page F-2.

The Board of Directors appoints an Audit Committee annually to implement and to support the Board's oversight function of the Company's financial reporting, accounting policies, internal controls and independent registered public accounting firm. This Committee is composed solely of directors who are not employees of the Company. The Committee meets routinely with representatives of management, the Company's internal audit team and the independent registered public accounting firm to review and discuss the adequacy and effectiveness of the Company's internal controls, the quality and clarity of its financial reporting, the scope and results of independent and internal audits, and to fulfill other responsibilities included in the Committee's Charter. The independent registered public accounting firm and the Company's internal audit team have unrestricted access to the Committee, without management presence, to discuss audit findings and other financial matters.

REPORT OF MANAGEMENT – INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). The Company's internal controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems have inherent limitations, and therefore, can provide only reasonable assurance with respect to the reliability of financial reporting and preparation of consolidated financial statements.

Management has conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on the results of this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

KPMG LLP has performed an audit of the Company's internal control over financial reporting and their opinion thereon can be found on page F-4.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Murphy USA Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Murphy USA Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of changes in equity for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 15, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment triggering events related to property, plant and equipment

As discussed in Note 2 to the consolidated financial statements, the Company assesses its property, plant and equipment for potential impairment whenever events or changes in circumstances indicate that the carrying value of the asset or asset group may not be recoverable. The property, plant and equipment balance, at cost less accumulated depreciation, as of December 31, 2022 was $2,459.3 million. Some retail sites may generate negative cash flow or experience events that indicate carrying values might not be recovered, indicating a higher risk that these retail sites might be impaired. This requires the

Company to consider profitability and retail site specific factors when evaluating its retail sites for impairment in order to determine whether or not an impairment triggering event has occurred.

We identified the assessment of impairment triggering events related to property, plant and equipment as a critical audit matter. The determination of the asset group level, the evaluation of retail site profitability, and the assessment of retail site specific factors involved challenging auditor judgment, as changes to those factors could have a significant impact on the Company's assessment of an impairment triggering event.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's triggering events assessment process over property, plant and equipment, including controls related to the identification of impairment triggers. We evaluated the asset group level at which the Company's analysis was performed. We assessed the Company's methodology of identifying retail site specific factors to be considered in the triggering events analysis, including length of the time period used by the Company to evaluate retail site profitability to identify triggering events. We also compared the historical cash flows by asset group to the general ledger information to assess the reliability of the information used.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

Dallas, Texas
February 15, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Murphy USA Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Murphy USA Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of changes in equity for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated February 15, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management – Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Dallas, Texas
February 15, 2023

Murphy USA Inc.
Consolidated Balance Sheets

	December 31,	
(Millions of dollars, except share amounts)	2022	2021
Assets		
Current assets		
Cash and cash equivalents	$ 60.5	$ 256.4
Marketable securities, current	17.9	—
Accounts receivable—trade, less allowance for doubtful accounts of $0.3 in 2022 and $0.1 in 2021, respectively	281.7	195.7
Inventories, at lower of cost or market	319.1	292.3
Prepaid expenses and other current assets	47.6	23.4
Total current assets	726.8	767.8
Marketable securities, non-current	4.4	—
Property, plant and equipment, at cost less accumulated depreciation and amortization of $1,553.1 in 2022 and $1,373.4 in 2021, respectively	2,459.3	2,378.4
Operating lease right of use assets, net	449.6	419.2
Intangible assets, net of amortization	140.4	140.7
Goodwill	328.0	328.0
Other assets	14.7	14.1
Total assets	$ 4,123.2	$ 4,048.2
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturities of long-term debt	$ 15.0	$ 15.0
Trade accounts payable and accrued liabilities	839.2	660.3
Total current liabilities	854.2	675.3
Long-term debt, including capitalized lease obligations	1,791.9	1,800.1
Deferred income taxes	327.4	295.9
Asset retirement obligations	43.3	39.2
Non-current operating lease liabilities	444.2	408.9
Deferred credits and other liabilities	21.5	21.6
Total liabilities	3,482.5	3,241.0
Stockholders' Equity		
Preferred Stock, par $0.01, (authorized 20,000,000 shares, none outstanding)	—	—
Common Stock, par $0.01, (authorized 200,000,000 shares, 46,767,164 shares issued at December 31, 2022 and 2021, respectively)	0.5	0.5
Treasury stock (25,017,324 and 21,831,904 shares held at December 31, 2022 and 2021, respectively)	(2,633.3)	(1,839.3)
Additional paid in capital (APIC)	518.9	534.8
Retained earnings	2,755.1	2,112.4
Accumulated other comprehensive income (AOCI)	(0.5)	(1.2)
Total stockholders' equity	640.7	807.2
Total liabilities and stockholders' equity	$ 4,123.2	$ 4,048.2

See accompanying notes to consolidated financial statements.

Murphy USA Inc.
Consolidated Income Statements

(Millions of dollars except per share amounts)	Years Ended December 31,					
		2022		2021		2020
Operating Revenues						
Petroleum product sales [1]	$	19,230.1	$	13,410.8	$	8,208.6
Merchandise sales		3,903.2		3,677.7		2,955.1
Other operating revenues		312.8		272.0		100.6
Total operating revenues		23,446.1		17,360.5		11,264.3
Operating Expenses						
Petroleum product cost of goods sold [1]		17,910.1		12,535.5		7,325.7
Merchandise cost of goods sold		3,136.1		2,976.1		2,495.7
Store and other operating expenses		976.5		827.3		549.1
Depreciation and amortization		220.4		212.6		161.0
Selling, general and administrative		232.5		193.6		171.1
Accretion of asset retirement obligations		2.7		2.5		2.3
Acquisition related costs		1.5		10.4		1.7
Total operating expenses		22,479.8		16,758.0		10,706.6
Gain (loss) on sale of assets		2.1		1.5		1.3
Income (loss) from operations		968.4		604.0		559.0
Other income (expense)						
Investment income		3.0		0.1		1.0
Interest expense		(85.3)		(82.4)		(51.2)
Other nonoperating income (expense)		(2.3)		0.2		0.3
Total other income (expense)		(84.6)		(82.1)		(49.9)
Income before income taxes		883.8		521.9		509.1
Income tax expense (benefit)		210.9		125.0		123.0
Net Income	$	672.9	$	396.9	$	386.1
Basic and Diluted Earnings Per Common Share:						
Basic	$	28.63	$	15.14	$	13.25
Diluted	$	28.10	$	14.92	$	13.08
Weighted-average shares outstanding (in thousands):						
Basic		23,506		26,210		29,132
Diluted		23,950		26,604		29,526
Supplemental information:						
[1] Includes excise taxes of:	$	2,180.2	$	2,041.7	$	1,760.0

See accompanying notes to consolidated financial statements.

Murphy USA Inc.
Consolidated Statements of Comprehensive Income

(Millions of dollars)		Years Ended December 31,				
		2022		2021		2020
Net income	$	672.9	$	396.9	$	386.1
Other comprehensive income (loss), net of tax						
Interest rate swap:						
Realized gain (loss)		—		(0.1)		(0.9)
Unrealized gain (loss)		—		0.1		(3.4)
Reclassified to interest expense (interest rate swap):						
Realized (gain) loss reclassified to interest expense		—		0.1		0.9
Amortization of unrealized gain to interest expense		0.9		0.9		—
		0.9		1.0		(3.4)
Deferred income tax expense (benefit)		0.2		0.3		(0.8)
Other comprehensive income (loss)		0.7		0.7		(2.6)
Comprehensive income	$	673.6	$	397.6	$	383.5

See accompanying notes to consolidated financial statements.

Murphy USA Inc.
Consolidated Statements of Cash Flows

(Millions of dollars)	Years Ended December 31, 2022	2021	2020
Operating Activities			
Net income	$ 672.9	$ 396.9	$ 386.1
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	220.4	212.6	161.0
Deferred and noncurrent income tax charges (benefits)	31.5	19.0	2.5
Accretion of asset retirement obligations	2.7	2.5	2.3
Amortization of discount on marketable securities	(0.1)	—	—
Pretax (gains) losses from sale of assets	(2.1)	(1.5)	(1.3)
Net (increases) decrease in noncash operating working capital	44.8	82.8	(13.1)
Other operating activities - net	24.6	25.1	26.2
Net cash provided (required) by operating activities	994.7	737.4	563.7
Investing Activities			
Property additions	(305.3)	(274.7)	(230.7)
Payments for acquisition, net of cash acquired	—	(641.1)	—
Proceeds from sale of assets	8.8	3.4	8.1
Investment in marketable securities	(22.2)	—	—
Other investing activities - net	(0.6)	(1.8)	(1.7)
Net cash provided (required) by investing activities	(319.3)	(914.2)	(224.3)
Financing Activities			
Purchase of treasury stock	(806.4)	(355.0)	(399.6)
Dividends paid	(29.9)	(27.3)	(6.9)
Repayments of debt	(20.2)	(224.3)	(38.9)
Borrowings of debt	5.0	892.8	—
Debt issuance costs	—	(9.9)	—
Amounts related to share-based compensation	(19.8)	(6.7)	(10.7)
Net cash provided (required) by financing activities	(871.3)	269.6	(456.1)
Net change in cash, cash equivalents, and restricted cash	(195.9)	92.8	(116.7)
Cash, cash equivalents, and restricted cash at January 1	256.4	163.6	280.3
Cash, cash equivalents, and restricted cash at December 31	$ 60.5	$ 256.4	$ 163.6

See accompanying notes to consolidated financial statements.

Murphy USA Inc.
Consolidated Statements of Changes in Equity

(Millions of dollars, except share amounts)	Common Stock		Treasury Stock	APIC	Retained Earnings	AOCI	Total
	Shares	Par					
Balance as of December 31, 2019	46,767,164	$ 0.5	$ (1,099.8)	$ 538.7	$ 1,362.9	$ 0.7	$ 803.0
Net income	—	—	—	—	386.1	—	386.1
Cumulative effect of a change in accounting principle	—	—	—	—	1.1	—	1.1
Loss on interest rate hedge, net of tax	—	—	—	—	—	(2.6)	(2.6)
Cash dividends declared, ($0.25 per share)	—	—	—	—	(6.9)	—	(6.9)
Dividend equivalent units accrued	—	—	—	0.1	(0.1)	—	—
Purchase of treasury stock	—	—	(399.6)	—	—	—	(399.6)
Issuance of treasury stock	—	—	8.5	(9.0)	—	—	(0.5)
Amounts related to share-based compensation	—	—	—	(10.7)	—	—	(10.7)
Share-based compensation expense	—	—	—	14.2	—	—	14.2
Balance as of December 31, 2020	46,767,164	0.5	(1,490.9)	533.3	1,743.1	(1.9)	784.1
Net income	—	—	—	—	396.9	—	396.9
Gain on interest rate hedge, net of tax	—	—	—	—	—	0.7	0.7
Cash dividends declared, ($1.04 per share)	—	—	—	—	(27.3)	—	(27.3)
Dividend equivalent units accrued	—	—	—	0.3	(0.3)	—	—
Purchase of treasury stock	—	—	(355.0)	—	—	—	(355.0)
Issuance of treasury stock	—	—	6.6	(6.5)	—	—	0.1
Amounts related to share-based compensation	—	—	—	(6.7)	—	—	(6.7)
Share-based compensation expense	—	—	—	14.4	—	—	14.4
Balance as of December 31, 2021	46,767,164	0.5	(1,839.3)	534.8	2,112.4	(1.2)	807.2
Net income	—	—	—	—	672.9	—	672.9
Gain on interest rate hedge, net of tax	—	—	—	—	—	0.7	0.7
Cash dividends declared, ($1.27 per share)	—	—	—	—	(29.9)	—	(29.9)
Dividend equivalent units accrued	—	—	—	0.3	(0.3)	—	—
Purchase of treasury stock	—	—	(806.4)	—	—	—	(806.4)
Issuance of treasury stock	—	—	12.4	(12.4)	—	—	—
Amounts related to share-based compensation	—	—	—	(19.8)	—	—	(19.8)
Share-based compensation expense	—	—	—	16.0	—	—	16.0
Balance as of December 31, 2022	46,767,164	$ 0.5	$ (2,633.3)	$ 518.9	$ 2,755.1	$ (0.5)	$ 640.7

See accompanying notes to consolidated financial statements.

Note 1 — Description of Business and Basis of Presentation

The business of Murphy USA Inc. and its subsidiaries ("Murphy USA", "we", or the "Company") primarily consists of the U.S. retail marketing business that was separated from its former parent company, Murphy Oil Corporation ("Murphy Oil"), plus other assets, liabilities and operating expenses of Murphy Oil that were associated with supporting the activities of the U.S. retail marketing operations. Murphy USA was incorporated in March 2013. The separation was approved by the Murphy Oil board of directors on August 7, 2013, and was completed on August 30, 2013 through the distribution of 100% of the outstanding capital stock of Murphy USA to holders of Murphy Oil common stock on the record date of August 21, 2013. Following the separation, Murphy USA is an independent, publicly traded company, and Murphy Oil retains no ownership interest in Murphy USA. On January 29, 2021, MUSA acquired 100% of Quick Chek Corporation ("QuickChek"), a privately held convenience store chain with a strong regional brand that consisted of 156 stores at the time of acquisition, located in New Jersey and New York, in an all-cash transaction. For additional information concerning the acquisition, see Note 6, "Business Acquisition".

Murphy USA markets refined products through a network of retail gasoline stores and unbranded wholesale customers and in addition, we operate non-fuel convenience stores in select markets. The Company owns and operates a chain of retail stores under the brand name of Murphy USA® which are almost all located in close proximity to Walmart stores, markets gasoline and other products at standalone stores under the Murphy Express brand, and also has a mix of convenience stores and convenience stores with retail gasoline that operate under the name of QuickChek®. At December 31, 2022, Murphy USA had a total of 1,712 Company stores in 27 states, of which 1,151 were Murphy USA, 404 were Murphy Express and 157 were QuickChek. The Company also has certain product supply and wholesale assets, including product distribution terminals and pipeline positions.

Note 2 – Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION – These consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and include the accounts of Murphy USA Inc. and its subsidiaries for all periods presented. All significant intercompany accounts and transactions within the consolidated financial statements have been eliminated.

REVENUE RECOGNITION – Revenue is recognized when obligations under the terms of a contract with our customers are satisfied; generally, this occurs with the transfer of control of our petroleum products, convenience merchandise, Renewable Identification Numbers ("RINs") and other assets to our third-party customers. Revenue is measured as the amounts of consideration we expect to receive in exchange for transferring goods or providing services. Excise and sales tax that we collect where we have determined we are the principal in the transaction have been recorded as revenue on a jurisdiction-by-jurisdiction basis.

The Company enters into buy/sell and similar arrangements when petroleum products are held at one location but are needed at a different location. The Company often pays or receives funds related to the buy/sell arrangement based on location or quality differences. The Company accounts for such transactions as non-monetary exchanges under existing accounting guidance and typically reports these on a net basis in its Consolidated Income Statements. See Note 3 "Revenues" for additional information.

SHIPPING AND HANDLING COSTS – Costs incurred for the shipping and handling of motor fuel are included in Petroleum product cost of goods sold in the Consolidated Income Statements. Costs incurred for the shipping and handling of convenience store merchandise are included in Merchandise cost of goods sold in the Consolidated Income Statements.

TAXES COLLECTED FROM CUSTOMERS AND REMITTED TO GOVERNMENT AUTHORITIES – Excise and other taxes collected on sales of refined products and remitted to governmental agencies are included in operating revenues and operating expenses in the Consolidated Income Statements. Excise taxes on

petroleum products collected and remitted were $2.2 billion in 2022, $2.0 billion in 2021, and $1.8 billion in 2020.

CASH EQUIVALENTS – Short-term investments, which include government securities, money market funds and other instruments with government securities as collateral, that have a maturity of three months or less from the date of purchase are classified as cash equivalents.

MARKETABLE SECURITIES – The Company considers highly liquid treasury notes, corporate debt securities, and other funds with original maturities of more than three months to be marketable securities. Securities with less than one year to maturity are included in short-term marketable securities, and all other securities are classified as long-term marketable securities. Marketable securities are classified as held-to-maturity when the Company has both the positive intent and ability to hold the securities to maturity and are carried at amortized cost. Marketable securities are classified as available-for-sale when the Company does not have the intent to hold securities to maturity to allow flexibility in response to liquidity needs and are carried at fair value. The Company records securities at fair value on its consolidated balance sheets, with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss). See Note 5 "Marketable Securities" and Note 18 "Assets and Liabilities Measured at Fair Value" for additional information on our policy and the fair value measurement of the Company's marketable securities.

ACCOUNTS RECEIVABLE – The Company's accounts receivable are recorded at the invoiced amount and do not bear interest. The accounts receivable primarily consists of amounts owed to the Company from credit card companies and by customers for wholesale sales of refined petroleum products. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses on these receivables. The Company reviews this allowance for adequacy at least quarterly and bases its assessment on a combination of current information about its customers and historical write-off experience. Any trade accounts receivable balances written off are charged against the allowance for doubtful accounts. The Company has not experienced any significant credit-related losses in the past three years.

INVENTORIES – Inventories of petroleum products located at Murphy branded stores are valued at the lower of cost, generally applied on a last-in, first-out ("LIFO") basis, or market, while petroleum products located at QuickChek branded stores are valued at weighted average cost. Any increments to LIFO inventory volumes are valued based on the first purchase price for these volumes during the year. Merchandise inventories held for resale at Murphy branded stores are carried at average cost. Certain merchandise inventories at QuickChek stores are on a LIFO basis while all other items are valued on average cost. Materials and supplies are valued at the lower of average cost or net realizable value.

VENDOR ALLOWANCES AND REBATES – Murphy USA receives payments for vendor allowances, volume rebates and other related payments from various suppliers of its convenience store merchandise. Vendor allowances for price markdowns are credited to merchandise cost of goods sold during the period the related markdown is recognized. Volume rebates of merchandise are recorded as reductions to merchandise cost of goods sold when the merchandise qualifying for the rebate is sold. Slotting and stocking allowances received from a vendor are recorded as a reduction to cost of sales over the period covered by the agreement.

BUSINESS COMBINATIONS – The Company accounts for business combinations under the purchase method of accounting. The purchase price of an acquisition is measured as the aggregate of the fair value of the consideration transferred. The purchase price is allocated to the fair values of the tangible and intangible assets acquired and liabilities assumed, with any excess recorded as goodwill. These fair value determinations require judgment and may involve the use of significant estimates and assumptions. The purchase price allocation may be provisional during a measurement period of up to one year to provide reasonable time to obtain the information necessary to identify and measure the assets acquired and liabilities assumed. Any such measurement period adjustments are recognized in the period in which the adjustment amount is determined. Transaction costs associated with the acquisition are expensed as incurred.

PROPERTY, PLANT AND EQUIPMENT – Additions to property, plant and equipment, including renewals and betterments, are capitalized and recorded at cost. Certain marketing facilities are primarily depreciated using the composite straight-line method with depreciable lives ranging from 16 to 25 years. Gasoline stores,

improvements to gasoline stores and other assets are depreciated over 3 to 50 years by individual unit on the straight-line method. The Company capitalizes interest costs as a component of construction in progress on individually significant projects based on the weighted average interest rates incurred on its long-term borrowings. Total interest cost capitalized was $1.1 million in 2022, $2.1 million in 2021 and $1.4 million in 2020.

The Company has undertaken like-kind exchange ("LKE") transactions under the Federal tax code in an effort to acquire and sell real property in a tax efficient manner. The Company generally enters into forward transactions, in which property is sold and the proceeds are reinvested by acquiring similar property; and reverse transactions, in which property is acquired and similar property is subsequently sold. A qualified LKE intermediary is used to facilitate these LKE transactions. Proceeds from forward LKE transactions are held by the intermediary and are classified as restricted cash on the Company's balance sheet because the funds must be reinvested in similar properties. If the acquisition of suitable LKE properties is not completed within 180 days of the sale of the Company-owned property, the proceeds are distributed to the Company by the intermediary and are reclassified as available cash and applicable income taxes are determined. An exchange accommodation titleholder, a type of variable interest entity, is used to facilitate reverse like-kind exchanges. The acquired assets are held by the exchange accommodation titleholder until the exchange transactions are complete. If the Company determines that it is the primary beneficiary of the exchange accommodation titleholder, the replacements assets held by the exchange accommodation titleholder are consolidated and recorded in Property, Plant and Equipment on the Consolidated Balance Sheets. The unspent proceeds that are held in trust with the intermediary are recorded as noncurrent assets in the Consolidated Balance Sheet as the cash was restricted for the acquisition of similar properties. At December 31, 2022 and 2021, the Company had no open LKE transactions with an intermediary.

GOODWILL AND INTANGIBLE ASSETS – Goodwill represents the excess of the aggregate of the consideration transferred over the net assets acquired and liabilities assumed and is tested annually for impairment, or more frequently if there are indicators of impairment. Acquired finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, and are reviewed for impairment when events or circumstances indicate that the asset group to which the intangible assets belong might be impaired. The Company revises the estimated remaining useful life of these assets when events or changes in circumstances warrant a revision. If the Company revises the useful life, the unamortized balance is amortized over the useful life on a prospective basis.

IMPAIRMENT OF ASSETS – Long-lived assets, which include property and equipment and finite-lived assets, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Indefinite-lived intangible assets are tested annually.   A long-lived asset is not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If a long-lived asset is not recoverable, an impairment loss is recognized for the amount by which the carrying amount of the long-lived asset exceeds its fair value, with fair value determined based on discounted estimated net cash flows or other appropriate methods.

ASSET RETIREMENT OBLIGATIONS – The Company records a liability for asset retirement obligations ("ARO") equal to the fair value of the estimated cost to retire an asset. The ARO liability is initially recorded in the period in which the obligation meets the definition of a liability, which is generally when the asset is placed in service. The ARO liability is estimated using existing regulatory requirements and anticipated future inflation rates. When the liability is initially recorded, the Company increases the carrying amount of the related long-lived asset by an amount equal to the original liability. The liability is increased over time to reflect the change in its present value, and the capitalized cost is depreciated over the useful life of the related long-lived asset. The Company reevaluates the adequacy of its recorded ARO liability at least annually. Actual costs of asset retirements such as dismantling service stores and site restoration are charged against the related liability. Any difference between costs incurred upon settlement of an asset retirement obligation and the recorded liability is recognized as a gain or loss in the Company's Consolidated Income Statements.

ENVIRONMENTAL LIABILITIES – A liability for environmental matters is established when it is probable that an environmental obligation exists and the cost can be reasonably estimated. If there is a range of reasonably estimated costs, the most likely amount will be recorded, or if no amount is most likely, the minimum of the

range is used. Related expenditures are charged against the liability. Environmental remediation liabilities have not been discounted for the time value of future expected payments. Environmental expenditures that have future economic benefit are capitalized.

INCOME TAXES – The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse. The Company routinely assesses the realizability of deferred tax assets based on available positive and negative evidence including assumptions of future taxable income, tax planning strategies and other pertinent factors. A deferred tax asset valuation allowance is recorded when evidence indicates that it is more likely than not that all or a portion of these deferred tax assets will not be realized in a future period. The accounting principles for income tax uncertainties permit recognition of income tax benefits only when they are more likely than not to be realized.

The Company has elected to classify any interest expense and penalties related to the underpayment of income taxes in Income tax expense in the Consolidated Income Statements.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES – The fair value of a derivative instrument is recognized as an asset or liability in the Company's Consolidated Balance Sheets. Upon entering into a derivative contract, the Company may designate the derivative as either a fair value hedge or a cash flow hedge, or decide that the contract is not a hedge, and therefore, recognize changes in the fair value of the contract in earnings. The Company documents the relationship between the derivative instrument designated as a hedge and the hedged items as well as its objective for risk management and strategy for use of the hedging instrument to manage the risk. Derivative instruments designated as fair value or cash flow hedges are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Company assesses at inception and on an ongoing basis whether a derivative instrument accounted for as a hedge is highly effective in offsetting changes in the fair value or cash flows of the hedged item. A derivative that is not a highly effective hedge does not qualify for hedge accounting. The change in the fair value of a qualifying fair value hedge is recorded in earnings along with the gain or loss on the hedged item. The effective portion of the change in the fair value of a qualifying cash flow hedge is recorded in Accumulated other comprehensive income (AOCI) in the consolidated Balance Sheets until the hedged item is recognized currently in earnings. If a derivative instrument no longer qualifies as a cash flow hedge and the underlying forecasted transaction is no longer probable of occurring, hedge accounting is discontinued and the gain or loss recorded in Accumulated other comprehensive income is recognized immediately in earnings. If a hedge is de-designated, hedge accounting will no longer apply and from that time the gain and losses will be recognized in earnings and any accumulated amounts in other comprehensive income will be amortized to earnings over the remaining life of the underlying instrument. See Note 15 "Financial Instruments and Risk Management" and Note 18 "Assets and Liabilities Measured at Fair Value" for further information about the Company's derivatives.

STOCK-BASED COMPENSATION – The fair value of awarded stock options, restricted stock, restricted stock units and performance stock units is determined based on a combination of management assumptions for awards issued. The Company uses the Black-Scholes option pricing model for computing the fair value of stock options. The primary assumptions made by management included the expected life of the stock option award and the expected volatility of the Company's common stock prices. The Company uses both historical data and current information to support its assumptions. Stock option expense is recognized on a straight-line basis over the requisite service period of three years. The Company uses a Monte Carlo valuation model to determine the fair value of performance-based stock units that are based on performance compared against a peer group and the related expense is recognized over the three-year requisite service period. Management estimates the number of all awards that will not vest and adjusts its compensation expense accordingly. Differences between estimated and actual vested amounts are accounted for as an adjustment to expense when known. See Note 13 "Incentive Plans" for a discussion of the basis of allocation of such costs.

USE OF ESTIMATES – In preparing the financial statements of the Company in conformity with U.S. GAAP, management has made a number of estimates and assumptions related to the reporting of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Actual results may differ from

the estimates. On an ongoing basis, we review our estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Note 3 – Revenues

Revenue Recognition

The following table disaggregates our revenue by major source for the years ended December 31, 2022, 2021, and 2020.

		Years Ended December 31,	
(Millions of dollars)	2022	2021	2020
Marketing Segment			
Petroleum product sales (at retail) [1]	$ 17,198.9	$ 12,022.7	$ 7,444.6
Petroleum product sales (at wholesale) [1]	2,031.2	1,388.1	764.0
Total petroleum product sales	19,230.1	13,410.8	8,208.6
Merchandise sales	3,903.2	3,677.7	2,955.1
Other operating revenues:			
RINs	305.8	265.3	95.5
Other revenues [2]	6.3	6.1	4.8
Total marketing segment revenues	23,445.4	17,359.9	11,264.0
Corporate and Other Assets	0.7	0.6	0.3
Total revenues	$ 23,446.1	$ 17,360.5	$ 11,264.3

[1] Includes excise and sales taxes that remain eligible for inclusion under Topic 606
[2] Primarily includes collection allowance on excise and sales taxes and other miscellaneous items

Marketing segment

Petroleum product sales (at retail). For our retail store locations, the revenue related to petroleum product sales is recognized as the fuel is pumped to our customers. The transaction price at the pump typically includes some portion of sales or excise taxes as levied in the respective jurisdictions. Those taxes that are collected for remittance to governmental entities on a pass through basis are not recognized as revenue and they are recorded to a liability account until they are paid. Our customers typically use a mixture of cash, checks, credit cards and debit cards to pay for our products as they are received. We have accounts receivable from the various credit/debit card providers at any point in time related to product sales made on credit cards and debit cards. These receivables are typically collected in two to seven days, depending on the terms with the particular credit/debit card providers. Payment fees retained by the credit/debit card providers are recorded as store and other operating expenses.

Petroleum product sales (at wholesale). Our sales of petroleum products at wholesale are generally recorded as revenue when the deliveries have occurred and legal ownership of the product has transferred to the customer.   Title transfer for bulk refined product sales typically occurs at pipeline custody points and upon trucks loading at product terminals. For bulk pipeline sales, we record receivables from customers that are generally collected within a week from custody transfer date. For our rack product sales, the majority of our customers' accounts are drafted by us within 10 days from product transfer.

Merchandise sales. For our retail store locations, the revenue related to merchandise sales is recognized as the customer completes their purchase at our locations. The transaction price typically includes some portion of sales tax as levied in the respective jurisdictions. Those taxes that are collected for remittance to governmental entities on a pass through basis are not recognized as revenue and they are recorded to a liability account until they are paid. As noted above, a mixture of payment types are used for these revenues and the same terms for credit/debit card receivables are realized.

The most significant judgment with respect to merchandise sales revenue is determining whether we are the principal or agent for some categories of merchandise such as lottery tickets, lotto tickets, newspapers and other small categories of merchandise. For scratch-off lottery tickets, we have determined we are the principal in the majority of the jurisdictions and therefore we record those sales on a gross basis. We have some categories of merchandise (such as lotto tickets) where we are the agent and the revenues recorded for those transactions are our net commission only.

The Company offers loyalty programs through its Murphy USA, Murphy Express, and QuickChek branded retail locations. The customers earn rewards based on their spending or other promotional activities. These programs create a performance obligation which requires us to defer a portion of sales revenue to the loyalty program participants until they redeem their rewards. The rewards may be redeemed for free or discounted merchandise or cash discounts at all stores and on fuel purchases at Murphy USA and Murphy Express stores. Earned rewards expire after an account is inactive for a period of 90 days at Murphy USA and Murphy Express, while certain QuickChek rewards require use within the month. We recognize loyalty revenue when a customer redeems an earned reward. Deferred revenue associated with both rewards programs are included in Trade accounts payable and accrued liabilities in our Consolidated Balance Sheet. The deferred revenue balances at December 31, 2022 and 2021 were immaterial.

RINs sales. For the sale of RINs, we recognize revenue when the RIN is transferred to the counter-party and the sale is completed. Receivables from our counter-parties related to the RIN sales are typically collected within five days of the sale.

Other revenues. Items reported as other operating revenues include collection allowances for excise and sales tax and other miscellaneous items and are recognized as revenue when the transaction is completed.

Accounts receivable

Trade accounts receivable on the balance sheet represents both receivables related to contracts with customers and other trade receivables. At December 31, 2022 and December 31, 2021, we had $164.1 million and $111.8 million of receivables, respectively, related to contracts with customers recorded. All of the trade accounts receivable related to contracts with customers outstanding at the end of each period were collected during the succeeding quarter. These receivables were generally related to credit and debit card transactions along with short term bulk and wholesale sales from our customers, which have a very short settlement window.

Note 4 — Inventories

Inventories consisted of the following:

	December 31,			
(Millions of dollars)	2022		2021	
Petroleum products - FIFO basis	$	367.0	$	339.8
Store merchandise for resale - FIFO basis		192.1		173.1
Less LIFO reserve		(250.7)		(228.0)
Total petroleum products and store merchandise inventory		308.4		284.9
Materials and supplies		10.7		7.4
Total inventories	$	319.1	$	292.3

Murphy USA and Murphy Express branded petroleum products are valued using the last-in, first-out (LIFO) method and certain QuickChek store merchandise for resale is valued using the LIFO method. At December 31, 2022 and 2021, the replacement cost (market value) of LIFO inventories exceeded the LIFO carrying value for petroleum products by $249.1 million and $227.5 million, respectively, and store merchandise for resale by $1.6 million and $0.5 million, respectively.

Note 5 — Marketable Securities

The Company invests a portion of its excess operational cash in marketable securities. The goal of the Company's investment policy, in order of priority, are as follows: (1) preservation of principal, (2) maintaining a high degree of liquidity to meet cash flow requirements, and (3) deliver competitive returns subject to prevailing market conditions and the Company's stated objectives related to safety and liquidity. Nothing in the policy is intended to indicate that management must invest excess operational cash; it merely allows it subject to specific limitations.

Securities are generally required to have a final maturity of 24 months or less with a weighted average maturity for the portfolio of no longer than 12 months and must have an active secondary market. Investments may include U.S. Treasury bills, notes and bond, U.S. Agency securities, repurchase agreements, certificates of deposit, institutional, government money market funds that maintain a stable $1.00 net asset value, domestic and foreign commercial paper, municipal securities, domestic and foreign debt issued by corporations or financial institutions with the primary objective of minimizing the potential risk of principal loss. The Company determines the classification of its marketable securities based on its investment strategy at the time of purchase. All marketable securities in the periods presented have been classified as available-for-sale.

The carrying values of marketable securities within cash and cash equivalents and marketable securities consist of the following:

(Millions of dollars)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	December 31, 2022			
Available-for-sale debt securities:				
Marketable securities current				
Cash and cash equivalents	$ —	$ —	$ —	$ —
U S Govt Bonds	8.8	—	—	8.8
Corporate bonds	6.0	—	—	6.0
Non U S Corporate bonds	3.0	—	—	3.0
Investment income receivable	0.1	—	—	0.1
	17.9	—	—	17.9
Marketable securities non-current				
Corporate bonds	4.4	—	—	4.4
Total Marketable Securities	$ 22.3	$ —	$ —	$ 22.3

The amortized cost basis and fair value of the Company's available-for-sale marketable securities at December 31, 2022, by contractual maturity, are as follows:

(Millions of dollars)	Amortized Cost	Fair Value
Less than 1 year	$ 19.3	$ 19.3
1 to 2 years	3.0	3.0
Total	$ 22.3	$ 22.3

There was no impairment on any available-for-sale marketable securities as of December 31, 2022, while there were none at December 31, 2021.

Note 6 — Business Acquisition

On January 29, 2021, MUSA acquired 100% of QuickChek, a privately-held convenience store chain with a regional brand which consisted of 156 stores located in New Jersey and New York, in an all-cash transaction. The acquisition was made to expand the MUSA network into the Northeast by adding stores that had an existing food and beverage model and is consistent with the Company's stated strategic priorities of developing enhanced food and beverage capabilities and accelerating its growth plans.

The excess of the purchase price over the estimated fair value of the net, identifiable assets acquired was recorded as goodwill. The factors contributing to the recognition of goodwill are a mixture of direct and reverse synergies that are expected to be realized as a result of this acquisition. The direct synergies include additional margin capture on the retail fuel side from the tactical pricing decisions and improved benefits from increased scale on the product acquisition side combined with other cost savings in both merchandise and store operations. The reverse synergies reflect management's ability to leverage QuickChek's product pricing and operational capabilities related to food and beverage sales to Murphy branded stores. All fair values were final as of December 31, 2021.

The Company has determined that the trade name has an indefinite life, as there is no economic, contractual, or other factors that limit its useful life and expects to generate value as long as the trade name is utilized, and therefore is not subject to amortization. The fair value of intangible assets was based on widely-accepted valuation techniques, including discounted cash flows.

The following table summarizes the fair value of the consideration transferred at the date of the acquisition, as well as the calculation of goodwill based on the excess of consideration over the fair value of net assets acquired:

(Millions of dollars)	January 29, 2021
Cash paid to shareholders	$ 641.9
Less: cash and cash equivalents acquired	0.8
Fair value of consideration transferred, net of cash acquired	$ 641.1
Assets acquired:	
Accounts receivable	$ 8.0
Inventories	24.3
Prepaid expenses and other current assets	5.5
Property and equipment	447.1
Right of use assets	237.6
Other assets	5.4
Identified intangible assets	106.8
Liabilities assumed:	
Accounts payable and accrued expenses	(68.4)
Deferred income tax liabilities	(58.5)
Asset retirement obligation	(1.2)
Current and long term debt, including finance lease obligations	(148.5)
Deferred credits and other liabilities	(7.4)
Operating lease liabilities	(237.6)
Net assets acquired	313.1

(Millions of dollars)	January 29, 2021
Goodwill	328.0
Fair value of consideration transferred, net of cash and cash equivalents acquired	$ 641.1

In connection with the acquisition, the Company recognized certain acquisition-related expenses which were expensed as incurred. These expenses, recognized within acquisition related costs in the consolidated statements of operations, include amounts related to transaction and integration costs, including fees for advisory and professional services incurred as part of the acquisition and integration costs subsequent to the acquisition in the amount of $1.5 million, $10.4 million, and $1.7 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Note 7 – Property, Plant and Equipment

(Millions of dollars)	Estimated Useful Life	December 31, 2022		December 31, 2021	
		Cost	Net	Cost	Net
Land		$ 645.2	$ 645.2	$ 639.4	$ 639.4
Real estate finance lease	1 to 40 years	147.7	122.2	147.1	134.3
Pipeline and terminal facilities	16 to 25 years	83.7	42.5	83.2	44.5
Retail gasoline stores	3 to 50 years	2,897.7	1,536.4	2,657.8	1,451.1
Buildings	20 to 45 years	71.0	47.2	70.7	49.7
Other	3 to 20 years	167.1	65.8	153.6	59.4
		$ 4,012.4	$ 2,459.3	$ 3,751.8	$ 2,378.4

Depreciation expense of $219.4 million, $211.6 million and $160.0 million was recorded for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 8 – Goodwill and Intangible Assets

The Company's goodwill resides in its Marketing segment and none of the goodwill is deductible for tax purposes.

(Millions of dollars)	December 31,	
	2022	2021
Goodwill balance, at beginning of period	$ 328.0	$ —
QuickChek acquisition	—	328.0
Goodwill balance, at end of period	$ 328.0	$ 328.0

In connection with our acquisition of QuickChek on January 29, 2021, we recorded the following amounts of intangible assets.

(Millions of dollars)	Remaining Useful Life (in years)	January 29, 2021 Carrying Value
Intangible assets subject to amortization:		
Intangible lease liability	13.6	$ (9.1)
Intangible assets not subject to amortization:		
Trade name	n/a	115.4
Liquor licenses	n/a	0.5
Total intangible assets		$ 106.8

We amortize intangible assets subject to amortization on a straight-line or accelerated basis based on the period for which the economic benefits of the asset or liability are expected to be realized. The intangible assets subject to amortization was in addition to the Company's existing intangible asset pipeline space, which is being amortized over a 40-year life.

Intangible assets at December 31, 2022 and 2021 consisted of the following:

(Millions of dollars)	Remaining Useful Life (in years)	December 31, 2022		December 31, 2021	
		Cost	Net	Cost	Net
Intangible assets subject to amortization:					
Pipeline space	32.7	$ 39.6	$ 32.7	$ 39.6	$ 33.7
Intangible lease liability	11.4	(9.1)	(7.9)	(9.1)	(8.6)
Total intangible assets subject to amortization		30.5	24.8	30.5	25.1
Intangible assets not subject to amortization, indefinite lives:					
Trade name		115.4	115.4	115.4	115.4
Liquor licenses		0.2	0.2	0.2	0.2
Total intangible assets not subject to amortization		115.6	115.6	115.6	115.6
Intangible assets, net of amortization		$ 146.1	$ 140.4	$ 146.1	$ 140.7

Note 9 – Accounts Payable and Accrued Liabilities

Trade accounts payable and accrued liabilities consisted of the following:

	December 31,			
(Millions of dollars)	2022		2021	
Trade accounts payable	$	547.6	$	392.5
Excise taxes/withholdings payable		93.2		93.6
Accrued insurance obligations		51.8		46.2
Accrued taxes other than income		44.6		41.4
Accrued compensation and benefits		46.6		36.5
Current operating lease liabilities		20.5		18.1
Other		34.9		32.0
Accounts payable and accrued liabilities	$	839.2	$	660.3

Note 10 — Long-Term Debt

Long-term debt consisted of the following:

	December 31,			
(Millions of dollars)	2022		2021	
5.625% senior notes due 2027 (net of unamortized discount of $1.6 at 2022 and $2.0 at 2021)	$	298.4	$	298.0
4.75% senior notes due 2029 (net of unamortized discount of $4.2 at 2022 and $4.8 at 2021)		495.8		495.2
3.75% senior notes due 2031 (net of unamortized discount of $5.1 at 2022 and $5.7 at 2021)		494.9		494.3
Term loan due 2028 (effective interest rate of 5.95% at 2022 and 2.27% at 2021) net of unamortized discount of $0.7 at 2022 and $0.9 at 2021		393.3		397.1
Capitalized lease obligations, vehicles, due through 2026		2.3		2.7
Capitalized lease obligations, buildings, due through 2059		131.3		138.9
Unamortized debt issuance costs		(9.1)		(11.1)
Total long-term debt		1,806.9		1,815.1
Less current maturities		15.0		15.0
Total long-term debt, net of current	$	1,791.9	$	1,800.1

Senior Notes

On April 25, 2017, Murphy Oil USA, Inc., our primary operating subsidiary, issued $300 million of 5.625% Senior Notes due 2027 (the "2027 Senior Notes") under its existing shelf registration statement. The 2027 Senior Notes are fully and unconditionally guaranteed by Murphy USA, and are guaranteed by certain 100% owned subsidiaries that guarantee our credit facilities. The indenture governing the 2027 Senior Notes contains restrictive covenants that limit, among other things, the ability of Murphy USA, Murphy Oil USA, Inc. and the restricted subsidiaries to incur additional indebtedness or liens, dispose of assets, make certain restricted payments or investments, enter into transactions with affiliates or merge with or into other entities.

On September 13, 2019, Murphy Oil USA, Inc., issued $500 million of 4.75% Senior Notes due 2029 (the "2029 Senior Notes"). The net proceeds from the issuance of the 2029 Senior Notes were used to fund, in part, the tender offer and redemption of the prior notes issuance. The 2029 Senior Notes are fully and unconditionally guaranteed by Murphy USA, and are guaranteed by certain 100% owned subsidiaries that guarantee our credit

facilities. The indenture governing the 2029 Senior Notes contains restrictive covenants that are essentially identical to the covenants for the 2027 Senior Notes.

On January 29, 2021, Murphy Oil USA, Inc. issued $500 million of 3.75% Senior Notes due 2031 (the "2031 Senior Notes" and, together with the 2027 Senior Notes and the 2029 Senior Notes, the "Senior Notes"). The net proceeds from the issuance of the 2031 Senior Notes were used, in part, to fund the acquisition of QuickChek and other obligations related to that transaction. The 2031 Senior Notes are fully and unconditionally guaranteed by the Company and by the Company's subsidiaries that guarantee our Credit Facilities. The indenture governing the 2031 Senior Notes contains restrictive covenants that are essentially identical to the covenants for the 2027 and 2029 Senior Notes.

The Senior Notes and related guarantees rank equally with all of our and the guarantors' existing and future senior unsecured indebtedness and effectively junior to our and the guarantors' existing and future secured indebtedness (including indebtedness with respect to the Credit Facilities) to the extent of the value of the assets securing such indebtedness. The Senior Notes are structurally subordinated to all of the existing and future third-party liabilities, including trade payables, of our existing and future subsidiaries that do not guarantee the notes.

Revolving Credit Facility and Term Loan

On January 29, 2021, the Company entered into a new credit agreement that consists of both a cash flow revolving credit facility and a senior secured term loan and that replaced the Company's prior ABL facility and term loan.

The credit agreement provides for a senior secured term loan in an aggregate principal amount of $400.0 million (the "Term Facility") (which was borrowed in full on January 29, 2021) and revolving credit commitments in an aggregate amount equal to $350.0 million (the "Revolving Facility", and together with the Term Facility, the "Credit Facilities"). The outstanding balance of the term loan was $394.0 million at December 31, 2022. The revolving facility expires January 2026 while the term loan is due January 2028 and requires quarterly principal payments of $1.0 million beginning July 1, 2021. As of December 31, 2022, we had none outstanding under the revolving facility, while there were $4.7 million in outstanding letters of credit, which reduces the amount available to borrow.

Interest payable on the Credit Facilities is based on either:

- the London interbank offered rate, adjusted for statutory reserve requirements (the "Adjusted LIBO Rate"); or

- the Alternate Base Rate, which is defined as the highest of (a) the rate of interest last quoted by The Wall Street Journal as the "Prime Rate", (b) the greater of federal funds effective rate and the overnight bank funding rate determined by the Federal Reserve Bank of New York from time to time plus 0.50% per annum and (c) the one-month Adjusted LIBO Rate plus 1.00% per annum,

plus, (A) in the case of Adjusted LIBO Rate borrowings, (i) with respect to the Revolving Facility, spreads ranging from 1.75% to 2.25% per annum depending on a total debt to EBITDA ratio or (ii) with respect to the Term Facility, a spread of 1.75% per annum and (B) in the case of Alternate Base Rate borrowings (i) with respect to the Revolving Facility, spreads ranging from 0.75% to 1.25% per annum depending on a total debt to EBITDA ratio or (ii) with respect to the Term Facility, a spread of 1.75% per annum.

The Term Facility amortizes in quarterly installments starting with the first amortization payment being due on July 1, 2021 at a rate of 1.00% per annum. Murphy USA is also required to prepay the Term Facility with a portion of its excess cash flow, a portion of the net cash proceeds of certain asset sales and casualty events (subject to certain reinvestment rights) and the net cash proceeds of issuances of indebtedness not permitted under the Credit Agreement. The Credit Agreement allows Murphy USA to prepay, in whole or in part, the Term Facility outstanding thereunder, together with any accrued and unpaid interest, with prior notice but without premium or penalty other than breakage and redeployment costs.

The credit agreement contains certain covenants that limit, among other things, the ability of the Company and certain of its subsidiaries to incur additional indebtedness or liens, to make certain investments, to enter into sale-leaseback transactions, to make certain restricted payments, to enter into consolidations, mergers or sales of material assets and other fundamental changes, to transact with affiliates, to enter into agreements restricting the ability of subsidiaries to incur liens or pay dividends, or to make certain accounting changes. The credit agreement also contains total leverage ratio and secured net leverage ratio financial maintenance covenants solely for the benefit of the revolving facility which are tested quarterly. Pursuant to the total leverage ratio financial maintenance covenant, the Company must maintain a total leverage ratio of not more than 5.0 to 1.0 with an ability in certain circumstances to temporarily increase that limit to 5.5 to 1.0 and a maximum secured net leverage ratio of not more than 3.75 to 1.0 with an ability in certain circumstances to temporarily increase that limit to 4.25 to 1.0. The Credit Agreement also contains customary events of default.

Pursuant to the credit agreement's covenant limiting certain restricted payments, certain payments in respect of our equity interests, including dividends, when the total leverage ratio, calculated on a pro forma basis, is greater than 3.0 to 1.0, could be limited. At December 31, 2022, our total leverage ratio was 1.5 to 1.0 which meant our ability at that date to make restricted payments was not limited. If our total leverage ratio, on a pro forma basis, exceeds 3.0 to 1.0, any restricted payments made following that time until the ratio is once again, on a pro forma basis, below 3.0 to 1.0 would be limited by the covenant, which contains certain exceptions, including an ability to make restricted payments in an aggregate not to exceed the greater of $106.7 million or 4.5% of consolidated net tangible assets over the life of the credit agreement.

All obligations under the credit agreement are guaranteed by Murphy USA and the subsidiary guarantors party thereto, and all obligations under the credit agreement, including the guarantees of those obligations, are secured by certain assets of Murphy USA, Murphy Oil USA, Inc. and the guarantors party thereto.

Note 11 — Asset Retirement Obligations (ARO)

The majority of the ARO recognized by the Company at December 31, 2022 and 2021 is related to the estimated costs to dismantle and abandon certain of its retail gasoline stores. The Company has not recorded an ARO for certain of its marketing assets because sufficient information is presently not available to estimate a range of potential settlement dates for the obligation. These assets are consistently being upgraded and are expected to be operational into the foreseeable future. In these cases, the obligation will be initially recognized in the period in which sufficient information exists to estimate the obligation.

A reconciliation of the beginning and ending aggregate carrying amount of the ARO is shown in the following table:

	December 31,			
(Millions of dollars)	2022		2021	
Balance at beginning of period	$	39.2	$	35.1
Addition for acquisition		—		1.2
Accretion expense		2.7		2.5
Settlement of liabilities		(2.3)		(1.0)
Liabilities incurred		3.7		1.4
Balance at end of period	$	43.3	$	39.2

The estimation of future ARO is based on a number of assumptions requiring professional judgment. The Company cannot predict the type of revisions to these assumptions that may be required in future periods due to the lack of availability of additional information.

Note 12 — Income Taxes

The components of income before income taxes for each of the three years ended December 31, 2022 and income tax expense (benefit) attributable thereto were as follows:

	Years Ended December 31,		
(Millions of dollars)	2022	2021	2020
Income (loss) before income taxes	$ 883.8	$ 521.9	$ 509.1
Income tax expense (benefit)			
Federal - Current	$ 143.5	$ 86.2	$ 96.0
Federal - Deferred	33.0	14.4	4.7
State - Current and deferred	34.4	24.4	22.3
Total	$ 210.9	$ 125.0	$ 123.0

The following table reconciles income taxes based on the U.S. statutory tax rate to the Company's income tax expense (benefit).

	Years Ended December 31,		
(Millions of dollars)	2022	2021	2020
Income tax expense based on the U.S. statutory tax rate	$ 185.6	$ 109.6	$ 106.9
State income taxes, net of federal benefit	28.0	19.2	17.5
Federal credits	(2.9)	(2.2)	(1.9)
Other, net	0.2	(1.6)	0.5
Total	$ 210.9	$ 125.0	$ 123.0

An analysis of the Company's deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021 showing the tax effects of significant temporary differences is as follows:

	December 31,	
(Millions of dollars)	2022	2021
Deferred tax assets		
Property costs and asset retirement obligations	$ 5.9	$ 5.2
Net operating loss	—	6.3
Employee benefits	10.7	8.6
Operating leases liability	97.6	89.7
Other deferred tax assets	13.6	11.8
Total gross deferred tax assets	127.8	121.6
Deferred tax liabilities		
Accumulated depreciation and amortization	(316.0)	(285.4)
State deferred taxes	(30.5)	(31.7)
Operating leases right of use assets	(94.4)	(88.0)
Other deferred tax liabilities	(14.3)	(12.4)
Total gross deferred tax liabilities	(455.2)	(417.5)
Net deferred tax liabilities	$ (327.4)	$ (295.9)

In management's judgment, the deferred tax assets in the preceding table will more likely than not be realized as reductions of future taxable income or utilized by available tax planning strategies.

As of December 31, 2022, the earliest year remaining open for Federal audits and/or settlement is 2019 and for state audits and/or settlement is 2018. Although the Company believes that recorded liabilities for unsettled issues are adequate, additional gains or losses could occur in future periods from resolution of outstanding unsettled matters.

The FASB's rules for accounting for income tax uncertainties clarify the criteria for recognizing uncertain income tax benefits and require additional disclosures about uncertain tax positions. Under U.S. GAAP the financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. Liabilities associated with uncertain income tax positions are included in Deferred Credits and Other Liabilities in the Consolidated Balance Sheets.

A reconciliation of the beginning and ending amount of the consolidated liability for unrecognized income tax benefits during the year ended December 31, 2022 and 2021 is shown in the following table:

	Year Ended December 31,	
(Millions of dollars)	2022	2021
Balance at January 1	$ 0.5	$ 0.4
Additions for tax positions related to prior years	0.2	0.3
Expiration of statutes of limitation	(0.1)	(0.2)
Balance at December 31	$ 0.6	$ 0.5

All additions or reductions to the above liability affect the Company's effective tax rate in the respective period of change. The Company accounts for any applicable interest and penalties on uncertain tax positions as a component of income tax expense. Income tax expense for the years ended December 31, 2022, 2021 and 2020 included immaterial amounts of interest and penalties, associated with uncertain tax positions. Of these amounts shown in the table, $0.5 million and $0.4 million represent the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate for the years ended December 31, 2022 and 2021, respectively.

During the next twelve months, the Company does not expect a material change to the liability for uncertain taxes. Although existing liabilities could be reduced by settlement with taxing authorities or lapse due to statute of limitations, the Company believes that the changes in its unrecognized tax benefits due to these events will not have a material impact on the Consolidated Income Statement during 2023.

Total excess tax benefits for equity compensation recognized in the twelve months ended December 31, 2022, 2021 and 2020 were $2.9 million, $4.9 million, and $2.2 million, respectively.

Note 13 — Incentive Plans

2013 Long-Term Incentive Plan

Effective August 30, 2013, certain of our employees began to participate in the Murphy USA 2013 Long-Term Incentive Plan, which was subsequently amended and restated effective as of February 8, 2017 (the "MUSA 2013 Plan").   The MUSA 2013 Plan authorizes the Executive Compensation Committee of our Board of Directors ("the Committee") to grant non-qualified or incentive stock options, stock appreciation rights, stock awards (including restricted stock and restricted stock unit awards), dividend equivalent units, cash awards, and performance awards to our employees. No more than 5.5 million shares of common stock may be delivered under the MUSA 2013 Plan and no more than 1 million shares of common stock may be awarded to any one employee, subject to adjustment for changes in capitalization. The maximum cash amount payable pursuant to any "performance-based" award to any participant in any calendar year is $5.0 million.

During the period from August 30, 2013 to December 31, 2022, the Company granted a total of 2,805,086 awards from the MUSA 2013 Plan which leaves 2,694,914 remaining shares to be granted in future years (after consideration of the amendments made to the MUSA 2013 Plan in February 2014 by the Board of Directors). At present, the Company expects to issue all shares that vest out of existing treasury shares rather than issuing new common shares.

2013 Stock Plan for Non-employee Directors

Effective August 8, 2013, Murphy USA adopted the 2013 Murphy USA Stock Plan for Non-employee Directors (the "Directors Plan"). The directors for Murphy USA are compensated with a mixture of cash payments and equity-based awards. Awards under the Directors Plan may be in the form of restricted stock, restricted stock units, dividend equivalent units, stock options, or a combination thereof. An aggregate of 500,000 shares of common stock shall be available for issuance of grants under the Directors Plan. Since 2013, 150,673 time-based restricted stock units have been granted under the terms of the Directors Plan which leaves 349,327 shares available to be granted in the future.

Amounts recognized in the financial statements by the Company with respect to all share-based plans are shown in the following table:

		Years Ended December 31,				
(Millions of dollars)		2022		2021		2020
Compensation charged against income before income tax benefit	$	16.0	$	14.4	$	14.3
Related income tax benefit recognized in income	$	3.4	$	3.0	$	3.0

As of December 31, 2022, there was $24.0 million in compensation costs to be expensed over approximately the next 1.8 years related to unvested share-based compensation arrangements granted by the Company. Employees who have stock options are required to net settle their options in shares, after applicable statutory withholding taxes are considered, upon each stock option exercise. Therefore, no cash is received upon exercise. Total income tax benefits realized from tax deductions related to stock option exercises under share-based payment arrangements were $1.0 million, $0.3 million, and $0.7 million for the years ended December 31, 2022, 2021, and 2020, respectively.

The Company issues dividend equivalent units ("DEU") on all outstanding, unvested equity awards (except stock options) in an amount commensurate with regular quarterly dividends paid on common stock. The terms of the DEU mirror the underlying awards and will only vest if the related award vests. DEU's issued are included with grants in each respective table as applicable.

STOCK OPTIONS (MUSA 2013 Plan) – The Committee fixes the option price of each option granted at no less than fair market value (FMV) on the date of the grant and fixes the option term at no more than 7 years from such date.

Most of the nonqualified stock options granted to certain employees by the Committee were granted in February 2022.

Following are the assumptions used by the Company to value the original awards:

		Years Ended December 31,				
		2022		2021		2020
Fair value per option grant	$	51.46	$	32.00	$	28.28
Assumptions						
Dividend yield		0.6 %		0.8 %		— %
Expected volatility		32.2%		32.3%		28.1%
Risk-free interest rate		1.8%		0.4%		1.5%
Expected life (years)		4.7		4.6		4.7
Stock price at valuation date	$	181.18	$	126.00	$	106.72

Changes in options outstanding for Company employees during the period from December 31, 2021 to December 31, 2022 are presented in the following table:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (Millions of Dollars)
Outstanding at December 31, 2021	366,100	90.44		
Granted	55,150	181.80		
Exercised	(98,200)	69.95		
Forfeited	(9,100)	119.43		
Outstanding at December 31, 2022	**313,950** $	**112.06**	**4.1** $	**52.6**
Exercisable at December 31, 2022	**150,450** $	**80.68**	**2.8** $	**29.9**

Additional information about stock options outstanding at December 31, 2022 is shown below:

	Options Outstanding		Options Exercisable	
Range of Exercise Prices per Option	No. of Options	Avg. Life Remaining in Years	No. of Options	Avg. Life Remaining in Years
$60.00 to $89.99	120,500	2.6	118,700	2.6
$90.00 to $119.99	63,800	4.0	31,750	3.8
$120.00 to $149.99	74,500	5.1	—	—
$180.00 to $209.99	55,150	6.1	—	—
	313,950	4.1	150,450	2.8

RESTRICTED STOCK UNITS (MUSA 2013 Plan) – The Committee has granted time based restricted stock units (RSUs) as part of the compensation plan for its executives and certain other employees since its inception. The awards granted in the current year were under the MUSA 2013 Plan, are valued at the grant date fair value, and vest over three years.

Changes in restricted stock units outstanding for Company employees during the period from December 31, 2021 to December 31, 2022 are presented in the following table:

Employee RSUs	Number of units	Weighted Average Grant Date Fair Value	Total Fair Value (Millions of Dollars)
Outstanding at December 31, 2021	175,627 $	95.93	
Granted	42,258 $	186.55	
Vested and issued	(60,070) $	80.10 $	11.6
Forfeited	(8,449) $	138.83	
Outstanding at December 31, 2022	**149,366** $	**125.51** $	**41.8**

PERFORMANCE-BASED RESTRICTED STOCK UNITS (MUSA 2013 Plan) – In February 2022, the Committee awarded performance-based restricted stock units (performance units) to certain employees. Half of the performance units vest based on a three-year return on average capital employed (ROACE) calculation and the other half vest based on a three-year total shareholder return (TSR) calculation that compares MUSA to a group of 18 peer companies. The portion of the awards that vest based on TSR qualify as a market condition and must be valued using a Monte Carlo valuation model. For the TSR portion of the awards, the fair value was determined to be $259.17 per unit. For the ROACE portion of the awards, the valuation was based on the grant

date fair value of $181.18 per unit and the number of awards will be periodically assessed to determine the probability of vesting.

Changes in performance-based restricted stock units outstanding for Company employees during the period from December 31, 2021 to December 31, 2022 are presented in the following table:

Employee PSU's	Number of Units	Weighted Average Grant Date Fair Value		Total Fair Value (Millions of Dollars)	
Outstanding at December 31, 2021	127,638	$	117.59		
Granted	78,949	$	217.81		
Vested and issued	(94,226)	$	87.62	$	17.1
Forfeited	(6,360)	$	133.98		
Outstanding at December 31, 2022	**106,001**	**$**	**160.03**	**$**	**29.6**

RESTRICTED STOCK UNITS (Directors Plan) – The Committee has also granted time based RSUs to the non-employee directors of the Company as part of their overall compensation package for being a member of the Board of Directors. These awards typically vest at the end of three years.

Changes in restricted stock units outstanding for Company non-employee directors during the period from December 31, 2021 to December 31, 2022 are presented in the following table:

Director RSU's	Number of Units	Weighted Average Grant Date Fair Value		Total Fair Value (Millions of Dollars)	
Outstanding at December 31, 2021	30,664	$	100.23		
Granted	7,994	$	172.88		
Vested and issued	(11,735)	$	75.96	$	2.1
Outstanding at December 31, 2022	**26,923**	**$**	**132.38**	**$**	**7.5**

Note 14 — Employee and Retiree Benefit Plans

THRIFT PLAN – Most full-time employees of the Company may participate in defined contribution savings plans by contributing up to a specified percentage of their base pay. The Company matches contributions for Murphy USA eligible employees at 100% of each employee's contribution with a maximum match of 6%. In addition, the Company makes profit sharing contributions on an annual basis for Murphy USA employees. Eligible employees receive a stated percentage of their base and incentive pay of 5%, 7%, or 9% determined on a formula that is based on a combination of age and years of service. The Company maintained the thrift plan of QuickChek on acquisition, and matches 100% of the first 3% and 50% of the next 2% contributed by eligible employees. The Company's combined expenses related to these plans were $17.3 million in 2022, $16.9 million in 2021 and $15.3 million in 2020.

PROFIT SHARING PLAN – Eligible part-time employees of Murphy USA may participate in the Company's noncontributory profit sharing plan. Each year, the Company may make a discretionary employer contribution in an amount determined and authorized at the discretion of the Board of Directors. Eligible employees receive an allocation based on their compensation earned for the year the contribution is allocated. The Company's expenses related to this plan were $1.6 million in 2022, $1.1 million in 2021 and $1.8 million in 2020.

SUPPLEMENTAL EXECUTIVE RETIREMENT – The Company provides a Supplemental Executive Retirement Plan ('SERP'), a nonqualified deferred compensation plan for Murphy USA employees, to eligible executives and certain members of management. The SERP plan is intended to restore qualified defined contribution plan benefits restricted under the Internal Revenue Code of 1986 to certain highly-compensated individuals. The liability balances, net of associated assets, were $5.5 million and $4.7 million, at December 31, 2022 and 2021, respectfully.

Note 15 — Financial Instruments and Risk Management

DERIVATIVE INSTRUMENTS — The Company makes limited use of derivative instruments to manage certain risks related to commodity prices and interest rates. The use of derivative instruments for risk management is covered by operating policies and is closely monitored by the Company's senior management. The Company does not hold any derivatives for speculative purposes and it does not use derivatives with leveraged or complex features. Derivative instruments are traded primarily with creditworthy major financial institutions or over national exchanges such as the New York Mercantile Exchange ("NYMEX"). For accounting purposes, the Company has not designated commodity derivative contracts as hedges, and therefore, it recognizes all gains and losses on these derivative contracts in its Consolidated Statement of Income. Certain interest rate derivative contracts were accounted for as hedges and gain or loss associated with recording the fair value of these contracts was deferred in AOCI until the anticipated transactions occur. As of December 31, 2022, all current commodity derivative activity is immaterial.

Cash deposits were none at December 31, 2022 and at December 31, 2021 the cash deposit was $0.6 million related to commodity derivative contracts and were reported in Prepaid expenses and other current assets in the Consolidated Balance Sheets. These cash deposits have not been used to reduce the reported net liabilities on the derivative contracts at December 31, 2022 and 2021.

Interest Rate Risks

Under hedge accounting rules, the Company deferred the net charge or benefit associated with the interest rate swap entered into to manage the variability in interest payments for the variable-rate debt in association with $150.0 million of our outstanding term loan dated August 27, 2019 until the debt was repaid on January 29, 2021. At that time the hedge was de-designated and therefore hedge accounting is no longer applicable and mark-to-market gains and losses are recognized in the period in which the change occurs in the Consolidated Statement of income in interest expense. The current loan balance subject to the hedge is $67.5 million. The Company is reclassifying the accumulated other comprehensive loss on the previous interest rate swap, $2.4 million as of the de-designation date, into interest expense using a straight-line approach over the remaining life of the originally designated hedging relationship. The amount of pre-tax gains in accumulated other comprehensive loss that was reclassified into interest expense was $0.9 million for the twelve months ended December 31, 2022 and 2021, leaving a balance of $0.6 million at December 31, 2022. Prior to the de-designation, changes in the fair values of the interest rate swaps were recorded as a component of other comprehensive loss.

Note 16 – Earnings Per Share

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted average of common shares outstanding during the period. Diluted earnings per common share adjusts basic earnings per common share for the effects of stock options and restricted stock in the periods where such items are dilutive.

On December 1, 2021, the Board of Directors approved a share repurchase authorization of up to $1 billion to begin upon completion of the $500 million authorization made in October 2020, and is to be executed by December 31, 2026. During the year 2022, the total number of share repurchases were 3,328,795 common shares for $806.4 million, at an average price of $242.24 per share. The 2022 shares repurchased included 3,226,379 common shares for $786.3 million, at an average price of $243.72 per share under the 2021 $1 billion authorization, leaving approximately $213.7 million remaining available, as of December 31, 2022, and included 102,416 common shares repurchased for $20.0 million, at an average price of $195.45 per share which completed the October 2020 $500 million authorization.

Purchases in 2021 and 2020 under the October 2020 authorization were 2,398,477 common shares for $355.0 million, at an average price of $148.00 per share and 969,654 common shares for $125.0 million, at an average price of $128.91 per share, respectively.

The following table provides a reconciliation of basic and diluted earnings per share computations for the years ended December 31, 2022, 2021, and 2020.

(Millions of dollars except per share amounts)	Years ended December 31, 2022	2021	2020
Earnings per common share:			
Net income per share - basic			
Net income attributable to common stockholders	$ 672.9	$ 396.9	$ 386.1
Weighted average common shares outstanding (in thousands)	23,506	26,210	29,132
Earnings per common share	$ 28.63	$ 15.14	$ 13.25
Earnings per common share - assuming dilution:			
Net income per share - diluted			
Net income attributable to common stockholders	$ 672.9	$ 396.9	$ 386.1
Weighted average common shares outstanding (in thousands)	23,506	26,210	29,132
Common equivalent shares:			
Share-based awards	444	394	394
Weighted average common shares outstanding - assuming dilution (in thousands)	23,950	26,604	29,526
Earnings per common share assuming dilution	$ 28.10	$ 14.92	$ 13.08

We have excluded from the earnings-per-share calculation certain stock options and shares that are considered to be anti-dilutive under the treasury stock method and are reported in the table below.

Potentially dilutive shares excluded from the calculation as their inclusion would be anti-dilutive	Years ended December 31, 2022	2021	2020
Stock options	—	80,500	75,600
Restricted share units	—	1,562	20,137
Total anti-dilutive shares	—	82,062	95,737

Note 17 — Other Financial Information

CASH FLOW DISCLOSURES — Cash income taxes paid (collected), net of refunds, were $199.7 million, $120.4 million and $96.5 million for the three years ended December 31, 2022, 2021 and 2020, respectively. Interest paid, net of amounts capitalized, was $81.6 million, $70.8 million and $49.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

CHANGES IN WORKING CAPITAL -

		Years ended December 31,				
(Millions of dollars)		2022		2021		2020
Accounts receivable	$	(84.7)	$	(18.9)	$	4.9
Inventories		(26.9)		11.1		(51.7)
Prepaid expenses and other current assets		(23.7)		(3.6)		16.6
Accounts payable and accrued liabilities		180.1		102.9		8.3
Income taxes payable		—		(8.7)		8.8
Net decrease (increase) in noncash operating working capital	$	44.8	$	82.8	$	(13.1)

Note 18 — Assets and Liabilities Measured at Fair Value

The Company carries certain assets and liabilities at fair value in its Consolidated Balance Sheets. The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1. Level 3 inputs are unobservable inputs which reflect assumptions about pricing by market participants.

The Company's available-for-sale marketable securities consist of high quality, investment grade securities from diverse issuers. We value these securities at the closing price in the principal active markets as of the last business day of the reporting period. The fair values of the Company's marketable securities by asset class are described in Note 5 "Marketable Securities" in these consolidated financial statements for the period ended December 31, 2022. We value the deferred compensation plan assets, which consist of money market and mutual funds, based on quoted prices in active markets at the measurement date. For additional information on deferred compensation plans see also Note 14 "Employee and Retirement Benefit Plans" in these consolidated financial statements for the period ended December 31, 2022.

At the balance sheet date, the fair value of commodity derivatives contracts was determined using NYMEX quoted values and the value of the Interest rate swap derivative was derived by using level 3 inputs. The carrying value of the Company's Cash and cash equivalents, Accounts receivable-trade, Trade accounts payable, and accrued liabilities approximates fair value. See also Note 15 "Financial Instruments and Risk Management" in these consolidated financial statements for the period ended December 31, 2022, for more information.

Financial assets and liabilities measured at fair value on a recurring basis

The following table presents the Company's financial assets and liabilities measured at fair value on a recurring basis, as of December 31, 2022 and 2021:

				December 31, 2022					
(Millions of dollars)	Level 1			Level 2		Level 3			Fair Value
Financial assets									
Marketable securities, current									
U S Govt Bonds	$	—	$	8.8	$	—	$		8.8
Corporate bonds		—		6.1		—			6.1
Non U S Govt Bonds		—		3.0		—			3.0
Accounts receivable - trade									
Interest rate swap derivative		—		—		1.3			1.3

	December 31, 2022			
(Millions of dollars)	Level 1	Level 2	Level 3	Fair Value
Marketable securities, noncurrent				
Corporate bonds	—	4.4	—	4.4
Other assets				
Deferred compensation plan assets	9.5	—	—	9.5
Financial liabilities				
Deferred credits and other liabilities				
Deferred compensation plan liabilities	(14.7)	—	—	(14.7)
	$ (5.2)	$ 22.3	$ 1.3	$ 18.4

	December 31, 2021			
(Millions of dollars)	Level 1	Level 2	Level 3	Fair Value
Financial assets				
Prepaid expenses and other current assets				
Fuel derivative	$ —	$ —	$ 0.6	$ 0.6
Other assets				
Deferred compensation plan assets	10.2	—	—	10.2
Financial liabilities				
Trade accounts payable and accrued liabilities				
Interest rate swap derivative	—	—	(0.7)	(0.7)
Deferred credits and other liabilities				
Deferred compensation plan liabilities	(13.9)	—	—	(13.9)
	$ (3.7)	$ —	$ (0.1)	$ (3.8)

<u>Fair value of financial instruments not recognized at fair value</u>

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The table below excludes Cash and cash equivalents, Accounts receivable-trade, and Trade accounts payable and accrued liabilities, all of which had fair values approximating carrying amounts. The fair value of Current and Long-term debt was estimated based on rates offered to the Company at that time for debt of the same maturities. The Company has off-balance sheet exposures relating to certain financial guarantees and letters of credit. The fair value of these, which represents fees associated with obtaining the instruments, was nominal.

The following table presents the carrying amounts and estimated fair values of financial instruments held by the Company at December 31, 2022 and 2021.

	December 31, 2022		December 31, 2021	
(Millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial liabilities				
Current and long-term debt, excluding finance leases	$ (1,673.3)	$ (1,643.0)	$ (1,673.5)	$ (1,709.5)

Note 19 – Commitments

The Company leases land, gasoline stores, and other facilities under operating leases. During the next five years, expected future rental payments under all operating leases are approximately $49.9 million in 2023, $49.6 million in 2024, $48.6 million in 2025, $47.9 million in 2026, and $47.1 million in 2027.

Rental expense for noncancellable operating leases, including contingent payments when applicable, was $57.6 million in 2022, $48.7 million in 2021 and $24.9 million in 2020.

Commitments for capital expenditures were approximately $365.9 million at December 31, 2022, including $310.8 million approved for potential construction of future stores (including land) at year-end, along with $7.6 million for improvements of existing stores, to be financed with our operating cash flow and/or incurrence of indebtedness.

The Company has certain take-or-pay contracts primarily to supply terminals with a noncancellable remaining term of 7.8 years. At December 31, 2022, our minimum annual payments under our take-or-pay contracts are estimated to be $8.4 million in 2023 and $6.9 million in 2024, $6.9 million in 2025, $6.9 million in 2026, and $4.3 million in 2027.

Note 20 — Contingencies

The Company's operations and earnings have been and may be affected by various forms of governmental action. Examples of such governmental action include, but are by no means limited to: tax increases and retroactive tax claims; import and export controls; price controls; allocation of supplies of crude oil and petroleum products and other goods; laws and regulations intended for the promotion of safety and the protection and/or remediation of the environment; governmental support for other forms of energy; and laws and regulations affecting the Company's relationships with employees, suppliers, customers, stockholders and others. Because governmental actions are often motivated by political considerations, may be taken without full consideration of their consequences, and may be taken in response to actions of other governments, it is not practical to attempt to predict the likelihood of such actions, the form the actions may take or the effect such actions may have on the Company.

ENVIRONMENTAL MATTERS AND LEGAL MATTERS — Murphy USA is subject to numerous federal, state and local laws, regulations and permit requirements dealing with the environment. Violation of such environmental laws, regulations and permits can result in the imposition of significant civil and criminal penalties, injunctions, and other sanctions. A discharge of hazardous substances into the environment could, to the extent such event is not adequately insured, subject the Company to substantial expense, including the cost to comply with applicable laws and regulations, claims by neighboring landowners, governmental authorities and other third parties for any personal injury, property damage and other losses that might result.

The Company currently owns or leases, and has in the past owned or leased, properties at which hazardous substances have been or are being handled. In connection with these activities, hazardous substances may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where they have been taken for disposal. In addition, many of these properties have been operated by third parties whose management of hazardous substances was not under the Company's control. Under existing laws, the Company could be required to remediate contaminated property (including contaminated groundwater) or to perform remedial actions to prevent future contamination. Certain of these contaminated properties are in various stages of negotiation, investigation, and/or cleanup, and the Company is investigating the extent of any related liability and the availability of applicable defenses. With the sale of the U.S. refineries in 2011, Murphy Oil retained certain liabilities related to environmental matters. Murphy Oil also obtained insurance covering certain levels of environmental exposures. With respect to the previously owned refinery properties, Murphy Oil retained those liabilities in the Separation and Distribution agreement that was entered into related to the separation on August 30, 2013. With respect to any remaining potential liabilities, based on information currently available to the Company, the Company believes costs related to these

properties will not have a material adverse effect on Murphy USA's net income, financial position or liquidity in a future period.

While it is possible that certain environmental expenditures could be recovered by the Company from other sources, primarily environmental funds maintained by certain states, no assurance can be given that future recoveries from these other sources will occur. As such, the Company has not recorded a benefit for likely recoveries at December 31, 2022, however certain jurisdictions provide reimbursement for these expenses which have been considered in recording the net exposure. The U.S. EPA currently considers the Company a PRP at one Superfund site. As to the site, the potential total cost to all parties to perform necessary remedial work at this site may be substantial. However, based on current negotiations and available information, the Company believes that it is a de minimis party as to ultimate responsibility at the Superfund site. Accordingly, the Company has not recorded a liability for remedial costs at the Superfund site at December 31, 2022. The Company could be required to bear a pro rata share of costs attributable to nonparticipating PRPs or could be assigned additional responsibility for remediation at this site or other Superfund sites. Based on information currently available to the Company, the Company believes that its share of the ultimate costs to clean-up this site will be immaterial and will not have a material adverse effect on its net income, financial position or liquidity in a future period.

Based on information currently available to the Company, the amount of future remediation costs to be incurred to address known contamination sites is not expected to have a material adverse effect on the Company's future net income, cash flows or liquidity. However, there is the possibility that additional environmental expenditures could be required to address contamination, including as a result of discovering additional contamination or the imposition of new or revised requirements applicable to known contamination, and such additional expenditures could be material.

Murphy USA is engaged in a number of other legal proceedings, all of which the Company considers routine and incidental to its business. Currently, the City of Charleston, South Carolina and the state of Delaware have filed lawsuits against energy companies, including the Company. These lawsuits allege damages as a result of climate change and the plaintiffs are seeking unspecified damages and abatement under various tort theories. At this early stage, the ultimate outcome of these matters remain uncertain, and neither the likelihood of an unfavorable outcome nor the ultimate liability, if any, can be determined. Based on information currently available to the Company, the ultimate resolution of those other legal matters is not expected to have a material adverse effect on the Company's net income, financial condition or liquidity in a future period.

INSURANCE — The Company maintains insurance coverage at levels that are customary and consistent with industry standards for companies of similar size. Murphy USA maintains statutory workers compensation insurance with a deductible of $1.0 million per occurrence, general liability insurance with a deductible of $3.0 million per occurrence, and auto liability insurance with a deductible of $0.3 million per occurrence. As of December 31, 2022, there were a number of outstanding claims that are of a routine nature. The estimated incurred but unpaid liabilities relating to these claims are included in Trade account payables and accrued liabilities on the Consolidated Balance Sheets. While the ultimate outcome of these claims cannot presently be determined, management believes that the accrued liability of $44.6 million will be sufficient to cover the related liability and that the ultimate disposition of these claims will have no material effect on the Company's financial position and results of operations.

The Company has obtained insurance coverage as appropriate for the business in which it is engaged, but may incur losses that are not covered by insurance or reserves, in whole or in part, and such losses could adversely affect our results of operations and financial position.

TAX MATTERS — Murphy USA is subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities because of these audits may subject us to interest and penalties.

OTHER MATTERS — In the normal course of its business, the Company is required under certain contracts with various governmental authorities and others to provide financial guarantees or letters of credit that may be drawn upon if the Company fails to perform under those contracts. At December 31, 2022, the Company had contingent liabilities of $9.8 million on outstanding letters of credit. The Company has not accrued a liability in its balance sheet related to these financial guarantees and letters of credit because it is believed that the likelihood of having these drawn is remote.

Note 21 — Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. The Company's leases have remaining lease terms of approximately 1 year to 38 years, which may include the option to extend the lease when it is reasonably certain the Company will exercise the option. Most leases include one or more options to renew, with renewal terms that can extend the lease term from 5 to 20 years or more. The exercise of lease renewal options is at the Company's sole discretion. Due to the uncertainties of future markets, economic factors, technology changes, demographic shifts and behavior, environmental regulatory requirements and other information that impacts decisions as to store location, management has determined that it was not reasonably certain to exercise contract options and they are not included in the lease term. Additionally, short-term leases and leases with variable lease costs are immaterial. The Company reviews all options to extend, terminate, or otherwise modify its lease agreements to determine if changes are required to the right of use assets and liabilities.

As the implicit interest rate is not readily determinable in most of the Company's lease agreements, the Company uses its estimated secured incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Lessor — We have various arrangements for certain spaces for food service and vending equipment under which we are the lessor. These leases meet the criteria for operating lease classification. Lease income associated with these leases is immaterial. We also have certain areas where we sublease building and land space to others. This lease income is immaterial.

Lessee —We lease land for 435 stores, one terminal, and various equipment. Our lease agreements do not contain any material residual value guarantees and approximately 102 sites leased from Walmart contain restrictive covenants, though the restrictions are deemed to have an immaterial impact.

Leases are reflected in the following balance sheet accounts:

(Millions of dollars)	Classification	December 31, 2022	December 31, 2021
Assets			
Operating (Right-of-use)	Operating lease right of use assets, net	$ 449.6	$ 419.2
Finance	Property, plant, and equipment, at cost, less accumulated depreciation of $30.5 in 2022 and $16.7 in 2021	124.6	137.3
Total leased assets		$ 574.2	$ 556.5
Liabilities			
Current			
Operating	Trade accounts payable and accrued liabilities	$ 20.5	$ 18.1
Finance	Current maturities of long-term debt	11.0	11.0
Noncurrent			
Operating	Non-current operating lease liabilities	444.2	408.9
Finance	Long-term debt, including capitalized lease obligations	122.6	130.6
Total lease liabilities		$ 598.3	$ 568.6

Lease Cost:

(Millions of dollars)	Classification	Year Ended December 31,		
		2022	2021	2020
Operating lease cost	Store and other operating expenses	$ 52.2	$ 43.1	$ 16.6
Finance lease cost				
Amortization of leased assets	Depreciation & amortization expense	15.9	14.8	1.3
Interest on lease liabilities	Interest expense	9.1	8.2	0.1
Net lease costs		$ 77.2	$ 66.1	$ 18.0

Cash Flow Information:

(Millions of dollars)	Year Ended December 31,		
	2022	2021	2020
Cash paid for amounts included in the measurement of liabilities			
Operating cash flows required by operating leases	$ 45.6	$ 38.8	$ 15.5
Operating cash flows required by finance leases	$ 9.1	$ 8.2	$ 0.1
Financing cash flows required by finance leases	$ 11.2	$ 9.8	$ 1.4

Maturity of Lease Liabilities:

(Millions of dollars)	Operating leases	Finance leases
2023	$ 49.9	$ 19.4
2024	49.6	17.8
2025	48.6	16.7
2026	47.9	15.8
2027	47.1	15.5
After 2027	530.6	122.0
Total lease payments	773.7	207.2
less: interest	309.0	73.6
Present value of lease liabilities	$ 464.7	$ 133.6

Lease Term and Discount Rate:	Year Ended December 31,
	2022
Weighted average remaining lease term	In Years
Finance leases	13.0
Operating leases	15.8
Weighted average discount rate	
Finance leases	6.7 %
Operating leases	6.5 %

Note 22 — Recent Accounting and Reporting Rules

In August 2021, the FASB issued ASU 2021-08, "Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. Under Topic 606, the acquirer applies the revenue model as if it had originated the contracts. This is a departure from the current requirement to measure contract assets and contract liabilities at fair value. This ASU is effective for the Company for the year beginning January 1, 2023, with early adoption permitted. The Company has determined this will not have a material impact on the Company's consolidated financial statements.

In December 2022, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848." The amendments in this Update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024. These amendments apply to all entities and are effective upon issuance of the Update. The Company has determined this standard has not had a material impact on the Company's consolidated financial statements.

Note 23 — Business Segments

Our operations include the sale of retail motor fuel products and convenience merchandise along with the wholesale and bulk sale capabilities of our product supply and wholesale group. As the primary purpose of the product supply and wholesale group is to support our retail operations and provide fuel for their daily operation, the bulk and wholesale fuel sales are secondary to the support functions played by these groups. As such, they are all treated as one segment for reporting purposes as they sell the same products and have similar economic characteristics. This Marketing segment contains essentially all of the revenue generating activities of the Company. Results not included in the reportable segment include Corporate and Other Assets. The reportable segment was determined based on information reviewed by the Chief Operating Decision Maker.

Segment Information

(Millions of dollars)

	Marketing		Corporate and Other Assets		Consolidated	
Year ended December 31, 2022						
Segment income (loss)	$	740.9	$	(68.0)	$	672.9
Revenues from external customers	$	23,445.4	$	0.7	$	23,446.1
Interest income	$	—	$	3.0	$	3.0
Interest expense	$	(9.0)	$	(76.3)	$	(85.3)
Income tax expense (benefit)	$	232.1	$	(21.2)	$	210.9
Significant noncash charges (credits)						
Depreciation and amortization	$	204.8	$	15.6	$	220.4
Accretion of asset retirement obligations	$	2.7	$	—	$	2.7
Deferred and noncurrent income taxes (benefits)	$	35.0	$	(3.5)	$	31.5
Additions to property, plant and equipment	$	279.1	$	26.7	$	305.8
Total assets at year-end	$	3,794.0	$	329.2	$	4,123.2

Segment Information

(Millions of dollars)

	Marketing		Corporate and Other Assets		Consolidated	
Year ended December 31, 2021						
Segment income (loss)	$	472.8	$	(75.9)	$	396.9
Revenues from external customers	$	17,359.9	$	0.6	$	17,360.5
Interest income	$	—	$	0.1	$	0.1
Interest expense	$	(8.1)	$	(74.3)	$	(82.4)
Income tax expense (benefit)	$	148.5	$	(23.5)	$	125.0
Significant noncash charges (credits)						
Depreciation and amortization	$	197.3	$	15.3	$	212.6
Accretion of asset retirement obligations	$	2.5	$	—	$	2.5
Deferred and noncurrent income taxes (benefits)	$	22.6	$	(3.6)	$	19.0
Additions to property, plant and equipment	$	245.5	$	32.0	$	277.5
Total assets at year-end	$	3,569.4	$	478.8	$	4,048.2

Segment Information

(Millions of dollars)	Marketing		Corporate and Other Assets		Consolidated	
Year ended December 31, 2020						
Segment income (loss)	$	442.2	$	(56.1)	$	386.1
Revenues from external customers	$	11,264.0	$	0.3	$	11,264.3
Interest income	$	—	$	1.0	$	1.0
Interest expense	$	(0.1)	$	(51.1)	$	(51.2)
Loss on early debt extinguishment	$	—	$	—	$	—
Income tax expense (benefit)	$	132.9	$	(9.9)	$	123.0
Significant noncash charges (credits)						
Depreciation and amortization	$	146.3	$	14.7	$	161.0
Accretion of asset retirement obligations	$	2.3	$	—	$	2.3
Debt extinguishment costs	$	—	$	—	$	—
Deferred and noncurrent income taxes (benefits)	$	2.8	$	(0.3)	$	2.5
Additions to property, plant and equipment	$	200.8	$	26.3	$	227.1
Total assets at year-end	$	2,418.2	$	267.5	$	2,685.7

SCHEDULE II − VALUATION AND QUALIFYING ACCOUNTS
Murphy USA Inc.
Valuation Accounts and Reserves

(Millions of dollars)	Balance at January 1,	Charged (Credited) to Expense	Deductions	Balance at December 31,
2022				
Deducted from assets accounts				
Allowance for doubtful accounts	$ 0.1	0.2	—	$ 0.3
2021				
Deducted from assets accounts				
Allowance for doubtful accounts	$ 0.1	—	—	$ 0.1
2020				
Deducted from assets accounts				
Allowance for doubtful accounts	$ 1.2	—	(1.1)	$ 0.1

OUR BOARD OF DIRECTORS



R. Madison Murphy, Chairman

Mr. Murphy has been involved in the energy sector for 40+ years. In addition to his executive leadership in finance, Mr. Murphy has served on the boards of three other public companies in the energy, banking, and natural resources sectors, chairing one of these boards from 1994 to 2002. His experience in executive and board leadership positions brings to the Board a unique business and financial perspective.

Executive Committee (Chair) and ex-officio of all Committees



R. Andrew Clyde, Director

As President and CEO, Mr. Clyde has led the operational, cultural, and strategic transformation of Murphy USA since its public inception, leveraging his 20 years of management consulting experience serving integrated downstream and midstream energy firms, large independent c-store chains and a variety of small-box retailers on similar engagements. His broad industry knowledge, analogous strategic and transformational experiences and insights into Murphy USA's customers and markets make Mr. Clyde a valuable member of our Board.

Executive Committee



Claiborne P. Deming, Director

Mr. Deming brings 40+ years of experience in the energy industry. His time as CEO provides valued insight into the Company's strategy and operations. Mr. Deming has served on the boards of two other public companies in the energy sector. He is the former Chair of an advisory committee to the Secretary of Energy. Mr. Deming has served in an advisory role providing strategic and financial advice to investors, management teams, boards of directors, governmental bodies, and other professionals and participants in the global energy industry. His deep understanding of the energy sector and strategy strengthens the Board's collective knowledge.

Executive Committee and Executive Compensation Committee (Chair)



David L. Goebel, Director

More than 40 years of experience in retail, food service, and hospitality provides Mr. Goebel with vast knowledge that benefits the Board. He brings unique knowledge from his service in varying capacities as CEO, Board Chair, and director with three well-known, public company restaurant chains, as well as his service on several private company boards, including QuickChek. His comprehensive experience in food and beverage, supply chain management, risk assessment, risk management, succession planning, executive development, executive compensation, and strategic planning enables him to share valuable insights and perspectives.

Audit Committee and Executive Compensation Committee



Fred L. Holliger, Director

Mr. Holliger's career in the energy industry spans more than four decades in a variety of engineering, marketing, supply, and management positions, including serving as CEO and Chair of the Board of a publicly traded petroleum refiner and convenience store operator. His broad knowledge of all aspects of the downstream sector from refining to retail, make Mr. Holliger a unique asset for the Board.

Executive Compensation Committee and Nominating and Governance Committee



James W. Keyes, Director

Mr. Keyes' executive leadership experience includes serving as CEO of two Fortune 500 companies. While leading 7-Eleven, Inc., he spearheaded the introduction of fresh foods, built a nationwide network of commissaries, and a daily distribution system for fresh product delivery which resulted in the growth of fresh food sales to over 20% of product mix. Mr. Keyes currently serves on two other public company boards and has served on the boards of numerous private companies. His industry knowledge and business expertise are invaluable to our Board.

Executive Committee and Executive Compensation Committee



Diane N. Landen, Director

With over 30 years of experience in communications and broadcast property ownership and management, Ms. Landen brings a special set of skills to the Board. Ms. Landen has been an owner and served on the boards of private companies involved in oil and gas exploration and production and timber. The Board benefits from her asset management experience and unique insights into communications, media, and natural resources industries.

Audit Committee and Nominating and Governance Committee (Chair)



David B. Miller, Director

Mr. Miller provides expertise in banking and finance. His leadership experience includes serving as Managing Partner of a firm he co-founded that is a leading provider of private equity capital to the energy industry. In addition to having served on the boards of four publicly traded companies in the energy sector, Mr. Miller has served on the boards of many private oil/gas exploration and production companies. He is a member of the council that serves as an oil/gas advisory committee to the Secretary of Energy. Mr. Miller's broad energy industry knowledge and his leadership experience and expertise in business valuation, capital structure and strategic relationships complement the collective strength and leadership of our Board.

Executive Compensation Committee and Nominating and Governance Committee



Hon. Jeanne L. Phillips, Director

The Honorable Ms. Phillips brings unique experience to the Board in the areas of governmental affairs and public policy having served in varying capacities at the state, national, and international levels. In addition, as an executive of one of the largest privately-held family companies in the U.S. and its related affiliates, she has extensive experience in the areas of corporate leadership, media relations, crisis communications, and sustainability which bolsters the Board's ability to react to an ever-changing business environment.

Audit Committee and Nominating and Governance Committee



Jack T. Taylor, Director

Mr. Taylor has extensive experience with financial and public accounting issues as well as a deep knowledge of the energy industry. He was a partner of KPMG, LLP for 29 years. As an executive leader, Mr. Taylor was responsible for the execution of global strategy within all KPMG member firms in North and South America, encompassing 40,000+ employees and $8B in revenue. He serves on the audit committees of two other publicly traded energy companies, and is Chair of one of these committees. Mr. Taylor lends considerable expertise to our Board in finance, accounting, and energy matters.

Audit Committee (Chair) and Executive Compensation Committee



Rosemary L. Turner, Director

Ms. Turner has an impressive history in the logistics and distribution industry. She served as president of various UPS divisions applying her strengths of business development, relationship management and operational stewardship. Ms. Turner has also served as director of two other publicly traded companies that are leaders in the transport and distribution markets. Through her experience with the Philadelphia Federal Reserve Board and the San Francisco Federal Reserve Board, which she formerly Chaired in 2021, Ms. Turner has an excellent understanding of the macro economy, state of markets and consumers, and evolving payment systems. Our Board benefits from her deep experience in supply chain and logistics and finance.

Audit Committee and Nominating and Governance Committee



Murphy USA Inc. | 200 East Peach Street | El Dorado, AR 71730-5836 | corporate.murphyusa.com